  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1997.

                                                        REGISTRATION NO. 2-75677
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM N-1A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      /X/

                         PRE-EFFECTIVE AMENDMENT NO.                     / /

                        POST-EFFECTIVE AMENDMENT NO. 46                  /X/

                                     AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  /X/

                                AMENDMENT NO. 47                         /X/
                            ------------------------

                                 WESTCORE TRUST

               (Exact Name of Registrant as Specified in Charter)

                             370 Seventeenth Street
                                   Suite 3100
                             Denver, Colorado 80202
                 Registrant's Telephone Number: (303) 623-2577

                             W. BRUCE MCCONNEL, III
                           Drinker Biddle & Reath LLP
                      Philadelphia National Bank Building
                              1345 Chestnut Street
                     Philadelphia, Pennsylvania 19107-3496
                    (Name and Address of Agent for Service)
                            ------------------------

     It is proposed that this filing will become effective (check appropriate box):
     / /  immediately upon filing pursuant to paragraph (b)
     /X/  on October 1, 1997 pursuant to paragraph (b)
     / /  60 days after filing pursuant to paragraph (a)(1)
     / /  on (date) pursuant to paragraph (a)(1)
     / /  75 days after filing pursuant to paragraph (a)(2)
     / /  on (date) pursuant to paragraph (a)(2) of rule 485.
     If appropriate, check the following box:
     / / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                            ------------------------

    Registrant has previously registered an indefinite number of its shares, which include shares of Class B-1, G-1, H-1, I-1, J-1, S, and X-1 under the Securities Act of 1933, pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant's Rule 24f-2 Notice for its fiscal year ended May 31, 1997 was filed on July 29, 1997.
                            ------------------------

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
                                        AMOUNT OF SHARES        OFFERING       AGGREGATE OFFERING   REGISTRATION FEE
TITLE OF SECURITIES BEING REGISTERED    BEING REGISTERED      PRICE/SHARE            PRICE                (1)
Shares of Beneficial Interest........      17,548,456           NAV (2)           $307,859,606             $0

(1) Registrant had actual aggregate redemptions of $402,189,098 for its fiscal year ended May 31, 1997; has used $94,329,492 for reductions pursuant to Rule 24f-2(c) under the 1940 Act and has previously used no available redemptions for reductions pursuant to Rule 24e-2(a) of the 1940 Act during the current year. Registrant elects to use redemptions in the aggregate amount of $307,859,606 (17,548,456 shares of beneficial interest) for reductions in its current amendment. No fee is required.

(2) The proposed maximum offering price per share is net asset value. Inasmuch as the EDGAR submission header requires an actual dollar amount for the price per share, the figure of $20.90 represents the highest average redemption price of the portfolios whose shares were redeemed.

    The Registrant has registered an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2. The Rule 24f-2 Notice for the Registrant's fiscal year ended May 31, 1997 was filed on July 29, 1997.

    The Prospectus and Statement of Additional Information for the Cash Reserve Fund is incorporated by reference to Post-Effective Amendment No. 43 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on July 14, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 WESTCORE TRUST
         MIDCO GROWTH FUND, BLUE CHIP FUND, GROWTH AND INCOME FUND,
              SMALL-CAP OPPORTUNITY FUND, LONG-TERM BOND FUND,
          INTERMEDIATE-TERM BOND FUND AND COLORADO TAX-EXEMPT FUND
                             CROSS REFERENCE SHEET

FORM N-1A ITEM                                                                    PROSPECTUS CAPTION
---------------------------------------------------------------  ----------------------------------------------------

1.         Cover Page..........................................  Cover Page.
2.         Synopsis............................................  Fund Highlights, and Expense Information.
3.         Condensed Financial Information.....................  Financial Highlights and Performance Reporting.
4.         General Description of Registrant...................  Cover Page, Fund Highlights, Fund Specifics,
                                                                   Information on Investment Policies and Additional
                                                                   Risk Factors, and Management of the Funds or for
                                                                   the MIDCO Growth Fund Prospectus: Management of
                                                                   the Fund.
5.         Management of the Fund..............................  Management of the Funds or for the MIDCO Growth Fund
                                                                   Prospectus: Management of the Fund.
5A.        Management's Discussion of Fund Performance.........  Information is contained in Registrant's Annual
                                                                   Report.
6.         Capital Stock and Other Securities..................  Investment Objectives and Policies, Distributions
                                                                   and Taxes, How to Obtain Account Information, Fund
                                                                   Prices and Fund Performance Information and Management
                                                                   of the Funds or for the MIDCO Growth Fund
                                                                   Prospectus: Management of the Fund.
7.         Purchase of Securities Being Offered................  General Account Policies.
8.         Redemption or Repurchase............................  How to Exchange Fund Shares, and How to Redeem Fund
                                                                   Shares.
9.         Pending Legal Proceedings...........................  Inapplicable.

                                      (i)

                             CROSS REFERENCE SHEET
          MIDCO GROWTH FUND, BLUE CHIP FUND, GROWTH AND INCOME FUND,
               SMALL-CAP OPPORTUNITY FUND, LONG-TERM BOND FUND,
           INTERMEDIATE-TERM BOND FUND AND COLORADO TAX-EXEMPT FUND
                      STATEMENT OF ADDITIONAL INFORMATION

FORM N-1A PART B ITEM                                                              INFORMATION CAPTION
----------------------------------------------------------------  -----------------------------------------------------

10.        Cover Page...........................................  Cover Page
11.        Table of Contents....................................  Table of Contents
12.        General Information and History......................  Description of Shares
13.        Investment Objectives and Policies...................  Investment Objectives and Policies
14.        Management of Registrant.............................  Management of the Funds
15.        Control Persons and Principal Holders of
             Securities.........................................  Description of Shares
16.        Investment Advisory and Other Services...............  Management of the Funds
17.        Brokerage Allocation and other Practices.............  Investment Objectives and Policies
18.        Capital Stock and Other Securities...................  Net Asset Value; Additional Purchase and Redemption
                                                                    Information; Description of Shares
19.        Purchase, Redemption and Pricing of Securities Being
             Offered
             Additional Purchase and Redemption Information.....  Net Asset Value
20.        Tax Status...........................................  Additional Information Concerning Taxes
21.        Underwriters.........................................  Not Applicable
22.        Calculation of Performance Data......................  Additional Information on Performance Calculations
23.        Financial Statements.................................  Auditors; Financial Statements

                                      (ii)

[Mountain logo]
                                    WESTCORE FUNDS


                            EQUITY & BOND FUNDS PROSPECTUS

                  [Black and white photograph of mountain and trees]
















              WESTCORE EQUITY FUNDS                         WESTCORE BOND FUNDS

         Westcore MIDCO Growth Fund                Westcore Long-Term Bond Fund
            Westcore Blue Chip Fund        Westcore Intermediate-Term Bond Fund
    Westcore Growth and Income Fund           Westcore Colorado Tax-Exempt Fund
Westcore Small-Cap Opportunity Fund


                   -------------------------------------------------------------
                   Westcore Funds are managed by Denver Investment Advisors LLC.

[Mountain logo] WESTCORE FUNDS
--------------------------------------------------------------------------------

                                   October 1, 1997



This Prospectus describes seven mutual funds (the "Funds") offered by Westcore Trust ("Westcore" or the "Trust") including four equity funds, two taxable bond funds and one tax-exempt bond fund, each with a different investment objective. All Westcore Funds are no-load investments. This permits you to purchase and sell shares of a Fund without a sales charge. If you enroll in our Automatic Investment Plan, you can open your account for as little as $50 a month. Otherwise, the minimum initial investment is normally $1,000.

This Prospectus sets forth information that you should consider before investing. Please read this prospectus and keep it for future reference. It contains important information including how each Fund invests and shareholder services available to you. Additional information is contained in a Statement of Additional Information ("SAI"), dated October 1, 1997, on file with the Securities and Exchange Commission (the "SEC"). You may obtain a free copy of the SAI by writing or calling Westcore at the address or telephone number shown below. The SAI is incorporated by reference into this Prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding the Funds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[Black and white photograph
of mountain and trees]

WESTCORE
  FUNDS

                                EQUITY AND BOND FUNDS
                                      PROSPECTUS



--------------------------------------------------------------------------------
East Beckwith Mountain (12,432-feet), West Elk Mountains, Colorado
Photographer: Eric Wunrow

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

Westcore Funds

Denver Investment Advisors LLC ("Denver Investment Advisors" or the "Investment Adviser") serves as investment adviser to each Fund. Denver Investment Advisors and its predecessors have more than 39 years of investment management experience and Denver Investment Advisors currently manages approximately $10.4 billion in assets for clients such as corporations, insurance companies and individuals. ALPS Mutual Funds Services, Inc. ("ALPS") serves as the Westcore Funds' distributor.


                                  TABLE OF CONTENTS
[Black and white photograph of mountain and trees]                         PAGES

FUND INFORMATION
Fund Highlights...........................................................    2
Expense Information.......................................................    3
Financial Highlights......................................................    4
Investment Objectives and Policies........................................   11
Fund Specifics............................................................   11
    Westcore Equity Funds.................................................   11
    Westcore Bond Funds...................................................   13
Fundamental Investment Limitations........................................   17

HOW TO INVEST AND OBTAIN INFORMATION
How to Open and Add to Your Account.......................................   18
Minimum Investments.......................................................   19
How to Exchange Fund Shares...............................................   19
How to Redeem Fund Shares.................................................   20
How to Obtain Account Information, Fund Prices and Fund
    Performance Information...............................................   21
General Account Policies..................................................   21


OTHER INFORMATION
Distributions and Taxes...................................................   23
Performance Reporting.....................................................   25
Management of the Funds...................................................   26
Inquiries.................................................................   29

SUPPLEMENTAL INFORMATION
Information on Investment Policies and Additional Risk
    Factors...............................................................   29

APPENDIX
Prior Performance of Investment Adviser for Westcore Growth
    and Income Fund.......................................................  A-1
Rating Categories.........................................................  A-3
370 Seventeenth Street - Suite 3100 - Denver, Colorado 80202 -
1-800-392-CORE
(2673)

--------------------------------------------------------------------------------
[Mountain logo] Westcore Funds Fund Information

FUND HIGHLIGHTS   [Black and white photograph of mountain and trees]

    This section provides you with a brief overview of the Westcore Funds and summarizes each Fund's investment objectives. A detailed discussion of their investment objectives, policies and risks begins on page 11 and complete information on how to purchase, exchange and redeem Fund shares begins on page 18.

WESTCORE EQUITY FUNDS

    Westcore MIDCO Growth Fund SEEKS TO MAXIMIZE LONG-TERM CAPITAL APPRECIATION BY INVESTING PRIMARILY IN MEDIUM-SIZED GROWTH COMPANIES.

    Westcore Blue Chip Fund SEEKS TO MAXIMIZE LONG-TERM TOTAL RETURN BY INVESTING IN STOCKS OF LARGE, WELL-ESTABLISHED COMPANIES.

    Westcore Growth and Income Fund SEEKS TO MAXIMIZE LONG-TERM TOTAL RETURN BY INVESTING IN EQUITY SECURITIES SELECTED FOR THEIR GROWTH POTENTIAL AND INCOME-PRODUCING ABILITIES.

    Westcore Small-Cap Opportunity Fund SEEKS TO MAXIMIZE LONG-TERM CAPITAL APPRECIATION PRIMARILY THROUGH INVESTMENTS IN COMPANIES WITH RELATIVELY SMALL CAPITALIZATIONS.

WESTCORE BOND FUNDS

    Westcore Long-Term Bond Fund SEEKS TO MAXIMIZE LONG-TERM TOTAL RATE OF RETURN BY INVESTING PRIMARILY IN INVESTMENT-GRADE BONDS. THE FUND EXPECTS TO HAVE AN AVERAGE DOLLAR-WEIGHTED MATURITY OF AT LEAST 10 YEARS.

    Westcore Intermediate-Term Bond Fund SEEKS CURRENT INCOME WITH LESS VOLATILITY OF PRINCIPAL BY INVESTING PRIMARILY IN INVESTMENT-GRADE BONDS. THE FUND EXPECTS TO HAVE AN AVERAGE DOLLAR-WEIGHTED MATURITY OF BETWEEN 3 AND 6 YEARS.

    Westcore Colorado Tax-Exempt Fund SEEKS TO PROVIDE INCOME EXEMPT FROM BOTH FEDERAL AND COLORADO STATE PERSONAL INCOME TAXES BY EMPHASIZING INSURED COLORADO MUNICIPAL BONDS WITH INTERMEDIATE MATURITIES.

--------------------------------------------------------------------------------

WESTCORE FUNDS SPECTRUM

    The spectrum below shows Denver Investment Advisors' current assessment of the potential risk of the Westcore Funds relative to one another. The spectrum is not indicative of the future volatility or performance of the Funds and should not be used to compare the Funds with other mutual funds or types of investments.

--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------

FUNDS                                  CONSERVATIVE             MODERATE                      AGGRESSIVE
----------------------------------------------------------------------------------------------------------
Westcore MIDCO Growth Fund                                                --------------------
Westcore Blue Chip Fund                                           --------------
Westcore Growth and Income Fund                                    ---------------
Westcore Small-Cap Opportunity Fund                                              ------------
Westcore Long-Term Bond Fund                                    ---------
Westcore Intermediate-Term Bond Fund           -----------------
Westcore Colorado Tax-Exempt Fund                       ------------


EXPENSE INFORMATION                               Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

    The tables and example below show you the various costs and expenses you will bear directly or indirectly as an investor in the Westcore Funds. SHAREHOLDER TRANSACTION EXPENSES are charges you pay when buying, exchanging or selling shares of a Westcore Fund. The no-load Westcore Funds do not charge any Shareholder Transaction Expenses. ANNUAL FUND OPERATING EXPENSES, which are based on amounts incurred during the most recent fiscal year, restated to reflect current expenses, are paid out of a Fund's assets and include fees for portfolio management, maintenance of shareholder accounts, general Fund administration, shareholder servicing, accounting and other services.

    The fee waivers and expense reimbursements reflected in the table are voluntary and may be modified or terminated at any time without the Funds' consent.

    If you own shares through certain Service Organizations (as described in the section entitled "General Account Policies") you may pay account charges in connection with the maintenance of your account at the Service
Organization. These account charges are in addition to the expenses shown below.

    For more complete descriptions of shareholder transaction expenses and the Funds' operating expenses, see "General Account Policies" and "Management of the Funds" in this Prospectus and the financial statements and related notes included in the SAI.

-------------------------

THIS EXAMPLE ILLUSTRATES THE EFFECT OF EXPENSES AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



                  [Black and white photograph of mountain and trees]

-------------------------------------------------------------------------------------------------------------------------
                   Westcore       Westcore       Westcore        Westcore      Westcore        Westcore       Westcore
                     MIDCO          Blue        Growth and       Small-Cap     Long-Term      Intermediate-   Colorado
                    Growth          Chip          Income        Opportunity      Bond          Term Bond     Tax-Exempt
                     Fund           Fund           Fund            Fund          Fund            Fund           Fund
-------------------------------------------------------------------------------------------------------------------------
Shareholder
Transaction
Expenses            None            None           None            None          None            None           None

-------------------------------------------------------------------------------------------------------------------------
Annual Operating Expenses (as a percentage of average net assets)

-------------------------------------------------------------------------------------------------------------------------
Management Fees     0.65%           0.60%(1)       0.28%(1)        0.63%(1)      0.28%(1)        0.35%(1)       0.00%(1)
(after fee waivers)
 .........................................................................................................................
12b-1 Fees          None            None           None            None          None            None           None

 .........................................................................................................................
All Other Expenses
                    0.49%           0.55%(2)       0.87%(2)        0.67%(2)      0.67%(2)        0.50%(2)       0.50%(2)
(after fee waivers and expense reimbursements)
 .........................................................................................................................
Total Operating Expenses(3)
                    1.14%           1.15%          1.15%           1.30%         0.95%           0.85%          0.50%
(after fee waivers and expense reimbursements)

-------------------------------------------------------------------------------------------------------------------------
Example:  Assume you invest $1,000, the annual return on each Fund is 5%, and each Fund's annual operating expenses remain as listed above.  The example below shows the operating expenses that you would indirectly bear as an investor in the Funds:

-------------------------------------------------------------------------------------------------------------------------
One Year            $12             $12            $12             $13           $10             $ 9            $ 5

 .........................................................................................................................
Three Years          36              37             37              41            30              27             16

 .........................................................................................................................
Five Years           63              64             64              72            53              47             28

 .........................................................................................................................
Ten Years           139             140            140             158           117             105             63

-------------------------------------------------------------------------------------------------------------------------

(1) Without advisory fee waivers, the advisory fee for the Blue Chip, Growth and Income, Small-Cap Opportunity, Long-Term Bond, Intermediate-Term Bond and Colorado Tax-Exempt Funds would be 0.65%, 0.65%, 1.00%, 0.45%, 0.45% and 0.50%, respectively.

(2) Without fee waivers and expense reimbursements, "All other Expenses" for the Blue Chip, Growth and Income, Small-Cap Opportunity, Long-Term Bond, Intermediate-Term Bond and Colorado Tax-Exempt Funds would be 0.56%, 0.91%, 0.69%, 0.70%, 0.52% and 0.71%, respectively.

(3) The Administrators and the Investment Adviser have advised the Trust that they currently intend to waive fees or reimburse expenses with respect to each of the Funds so that the Total Operating Expenses of the MIDCO Growth, Blue Chip, Growth and Income, Small-Cap Opportunity, Long-Term Bond, Intermediate-Term Bond and Colorado Tax-Exempt Funds will not exceed 1.15%, 1.15%, 1.15%, 1.30%, 0.95%, 0.85% and 0.50%, respectively. Without such fee waivers and expense reimbursements, the Total Operating Expenses of the Blue Chip, Growth and Income, Small-Cap Opportunity, Long-Term Bond, Intermediate-Term Bond and Colorado Tax-Exempt Funds would be 1.21%, 1.56%, 1.69%, 1.15%, 0.97% and 1.21%, respectively.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

[Mountain logo] WESTCORE FUNDS    FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

    The tables below provide supplementary information to each Fund's financial statements contained in the SAI and set forth certain information concerning the historic investment results of Fund shares. The financial highlights are based on the financial statements of each Fund, which have been audited by Deloitte & Touche LLP, the Trust's independent auditors. You should read the tables together with the financial statements and related notes included in the SAI. Further information about the performance of the Funds is available in the Annual Report to Shareholders. You may obtain both the SAI and the Annual Report to Shareholders free of charge by contacting ALPS or Westcore Trust at 1-800-392-CORE (2673).


----------------------------------------------------------------------------------------------------------------------------
WESTCORE MIDCO GROWTH FUND
                                                            (FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED.)
                                                                                FOR THE YEAR ENDED MAY 31,*
----------------------------------------------------------------------------------------------------------------------------
                                             1997      1996      1995      1994      1993      1992      1991      1990
----------------------------------------------------------------------------------------------------------------------------
Net asset value--beginning of period          $22.90    $17.12    $16.09    $15.79    $14.38    $14.00    $11.57    $12.18

----------------------------------------------------------------------------------------------------------------------------
Income From Investment Operations
----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss)                   (0.15)    (0.08)     0.00      0.00      0.04      0.06      0.07      0.24
Net realized and unrealized
  gain (loss) on investments                    1.19      6.58      1.56      1.34      2.48      1.84      3.16      1.32
Total income (loss) from
  investment operations                         1.04      6.50      1.56      1.34      2.52      1.90      3.23      1.56

----------------------------------------------------------------------------------------------------------------------------
Dividends and Distributions to Shareholders
----------------------------------------------------------------------------------------------------------------------------
Dividends from net investment income            0.00      0.00      0.00      0.00      0.00     (0.32)    (0.08)    (0.24)
Distributions from net realized gain
  on investments                               (3.02)    (0.72)    (0.53)    (1.03)    (1.11)    (1.20)    (0.72)    (1.93)
Return of capital                               0.00      0.00      0.00     (0.01)     0.00      0.00      0.00      0.00
Total dividends, distributions and
  return of capital to shareholders            (3.02)    (0.72)    (0.53)    (1.04)    (1.11)    (1.52)    (0.80)    (2.17)
Net asset value--end of period                $20.92    $22.90    $17.12    $16.09    $15.79    $14.38    $14.00    $11.57
Total return                                    5.27%    38.62%    10.05%     8.37%    18.04%    14.09%    30.44%    15.33%

----------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
----------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (000 omitted)      $590,008  $656,490  $401,760  $335,453  $231,595  $180,681  $131,420   $85,209
Ratio of expenses to average net assets         1.14%     1.08%     0.94%     0.84%     0.83%     0.80%     0.78%     0.83%
Ratio of net investment income (loss)
  to average net assets                        (0.70%)   (0.42%)   (0.03%)   (0.09%)    0.04%     0.12%     0.58%     2.05%
Ratio of expenses to average net assets
  without fee waivers                           1.14%     1.10%     0.96%     0.87%     0.85%     0.85%     0.88%     0.88%
Ratio of net investment income (loss)
  to average net assets without
  fee waivers                                  (0.71%)   (0.44%)   (0.05%)   (0.12%)    0.02%     0.07%     0.48%     2.00%
Portfolio turnover rate(1)                     60.78%    62.83%    50.19%    52.05%    56.23%    48.17%    75.43%    86.62%
Average commission rate(2)                      $.0466   --        --        --        --        --        --        --

----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------
                                             1989      1988
-----------------------------------------------------------------
Net asset value--beginning of period           $9.82    $12.20

-----------------------------------------------------------------
Income From Investment Operations
-----------------------------------------------------------------
Net investment income (loss)                    0.19      0.03
Net realized and unrealized
  gain (loss) on investments                    2.52     (1.47)
Total income (loss) from
  investment operations                         2.71     (1.44)

-----------------------------------------------------------------
Dividends and Distributions to Shareholders
-----------------------------------------------------------------
Dividends from net investment income           (0.10)    (0.28)
Distributions from net realized gain
  on investments                               (0.25)    (0.66)
Return of capital                               0.00      0.00
Total dividends, distributions and
  return of capital to shareholders            (0.35)    (0.94)
Net asset value--end of period                $12.18     $9.82
Total return                                   28.46%   (13.09%)

-----------------------------------------------------------------
Ratios/Supplemental Data:
-----------------------------------------------------------------
Net assets, end of period (000 omitted)       $81,948      $557
Ratio of expenses to average net assets         0.80%     1.33%
Ratio of net investment income (loss)
  to average net assets                         1.21%     0.02%
Ratio of expenses to average net assets
  without fee waivers                           0.85%     2.20%
Ratio of net investment income (loss)
  to average net assets without
  fee waivers                                   1.16%    (0.85%)
Portfolio turnover rate(1)                     74.03%    91.57%
Average commission rate(2)                     --        --

-----------------------------------------------------------------

--------------------------------------------------------------------------------
(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $347,732,853 and $434,312,060, respectively.
(2) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
 *  Year ended May 30, for 1997.
--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

WESTCORE BLUE CHIP FUND
(FORMERLY THE WESTCORE MODERN VALUE EQUITY FUND)
                                                           (FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED.)
                                                                               FOR THE YEAR ENDED MAY 31,*
------------------------------------------------------------------------------------------------------------------------------------
                                             1997      1996      1995      1994      1993      1992      1991      1990      1989(1)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value--beginning of period          $17.41    $14.70    $12.70    $13.87    $13.35    $12.68    $11.74    $11.10   $10.00

------------------------------------------------------------------------------------------------------------------------------------
Income From Investment Operations
------------------------------------------------------------------------------------------------------------------------------------
Net investment income                           0.19      0.25      0.23      0.40      0.34      0.28      0.29      0.44     0.39
Net realized and unrealized
  gain on investments                           3.65      4.03      2.12      0.04      1.13      0.95      1.15      0.82     1.02
Total income from
  investment operations                         3.84      4.28      2.35      0.44      1.47      1.23      1.44      1.26     1.41

------------------------------------------------------------------------------------------------------------------------------------
Dividends and Distributions to Shareholders
------------------------------------------------------------------------------------------------------------------------------------
Dividends from net investment income          (0.22)    (0.27)    (0.16)    (0.43)    (0.21)    (0.35)    (0.30)    (0.46)   (0.31)
Distributions from net realized gain
  on investments                              (2.88)    (1.30)    (0.19)    (1.18)    (0.74)    (0.21)    (0.20)    (0.16)    0.00
Total dividends and distributions
  to shareholders                             (3.10)    (1.57)    (0.35)    (1.61)    (0.95)    (0.56)    (0.50)    (0.62)   (0.31)
Net asset value--end of period               $18.15    $17.41    $14.70    $12.70    $13.87    $13.35    $12.68    $11.74   $11.10
Total return                                  24.28%    30.48%    19.03%     3.12%    11.62%    10.02%    13.08%    11.74%   14.42%

------------------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
------------------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (000 omitted)      $66,450   $68,286   $52,545   $36,674   $28,176   $30,572   $27,208   $25,857  $28,088
Ratio of expenses to average net assets        1.15%     1.10%     1.01%     1.06%     0.99%     0.91%     0.84%     0.85%    0.88%
Ratio of net investment income
  to average net assets                        1.02%     1.52%     1.78%     2.30%     2.37%     2.17%     2.65%     3.81%    3.54%
Ratio of expenses to average net assets
  without fee waivers                          1.21%     1.25%     1.06%     1.09%     1.02%     0.97%     0.94%     0.90%    0.93%
Ratio of net investment income
  to average net assets without
  fee waivers                                  0.97%     1.38%     1.73%     2.27%     2.34%     2.11%     2.55%     3.76%    3.49%
Portfolio turnover rate(2)                    43.47%    65.11%    61.72%    41.32%    85.53%   123.91%   142.01%   158.54%  175.23%
Average commission rate(3)                     $.0498   --        --        --        --        --        --        --       --

------------------------------------------------------------------------------------------------------------------------------------

(1) Commencement of operations occurred on the first day of this period.
(2) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $26,079,205 and $39,904,808, respectively.
(3) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
*   Year ended May 30, for 1997.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

[Mountain Logo] WESTCORE FUNDS                FINANCIAL HIGHLIGHTS  (continued)
--------------------------------------------------------------------------------

WESTCORE GROWTH AND INCOME FUND
(FORMERLY THE WESTCORE EQUITY INCOME FUND)
                                                             (FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED.)
                                                                 WESTCORE EQUITY INCOME FUND(1) FOR THE YEAR ENDED MAY 31*
------------------------------------------------------------------------------------------------------------------------------------
                                            1997      1996      1995      1994      1993      1992      1991      1990     1989(2)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value--beginning of period         $12.32    $10.50    $10.62    $11.51    $10.99    $10.10     $9.94    $10.43   $10.00

------------------------------------------------------------------------------------------------------------------------------------
Income From Investment Operations
------------------------------------------------------------------------------------------------------------------------------------
Net investment income                          0.07      0.15      0.20      0.51      0.32      0.32      0.32      0.36     0.40
Net realized and unrealized
  gain (loss) on investments                   2.19      2.57      0.15     (0.30)     0.68      1.05      0.48      1.02     1.05
Total income from
  investment operations                        2.26      2.72      0.35      0.21      1.00      1.37      0.80      1.38     1.45

------------------------------------------------------------------------------------------------------------------------------------
Dividends and Distributions to Shareholders
------------------------------------------------------------------------------------------------------------------------------------
Dividends from net investment income          (0.11)    (0.24)    (0.21)    (0.54)    (0.20)    (0.43)    (0.33)    (0.37)   (0.33)
Distributions from net realized gain
  on investments                              (1.44)    (0.66)    (0.26)    (0.56)    (0.28)    (0.05)    (0.31)    (1.50)   (0.69)
Total dividends and distributions
  to shareholders                             (1.55)    (0.90)    (0.47)    (1.10)    (0.48)    (0.48)    (0.64)    (1.87)   (1.02)
Net asset value--end of period               $13.03    $12.32    $10.50    $10.62    $11.51    $10.99    $10.10     $9.94   $10.43
Total return                                  19.71%    27.25%     3.73%     1.71%     9.41%    14.12%     9.07%    14.58%   15.98%

------------------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
------------------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (000 omitted)      $20,725   $25,387   $27,029   $42,644   $35,791   $25,128   $19,932   $16,583  $12,594
Ratio of expenses to average net assets        1.15%     1.22%     1.17%     1.03%     0.99%     0.95%     0.90%     0.93%    0.97%
Ratio of net investment income
  to average net assets                        0.75%     1.34%     2.09%     4.45%     2.75%     3.03%     3.51%     3.45%    3.75%
Ratio of expenses to average net assets
  without fee waivers                          1.56%     1.51%     1.22%     1.06%     1.03%     1.02%     1.00%     0.98%    1.02%
Ratio of net investment income
  to average net assets without
  fee waivers                                  0.33%     1.05%     2.04%     4.42%     2.71%     2.96%     3.41%     3.40%    3.70%
Portfolio turnover rate(3)                    39.80%    88.31%    81.14%    53.86%    61.24%    68.56%    64.94%    59.36%  100.22%
Average commission rate(4)                     $.0491   --        --        --        --        --        --        --       --

------------------------------------------------------------------------------------------------------------------------------------


(1) The Westcore Equity Income Fund is the former name of the Westcore Growth and Income Fund. The Fund's name was changed as of January 1, 1996, to reflect a different investment objective and different investment policies. Prior to January 1, 1996, the Fund's investment objective was to seek reasonable income through investments in income-producing securities. As of January 1, 1996, the Fund's investment objective was revised to seek long-term total return through capital appreciation and current income. A new portfolio manager has managed the Fund since October 1995. Past performance is not intended to be indicative or representative of future performance.
(2) Commencement of operations was on the first day of this period.
(3) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $8,605,246 and $15,958,644, respectively.
(4) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
*   Year ended May 30, for 1997.

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

WESTCORE SMALL-CAP OPPORTUNITY FUND

                                             (FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED.)
                                                              FOR THE YEAR ENDED MAY 31,*
-------------------------------------------------------------------------------------------------------------
                                                    1997           1996           1995          1994(1)
-------------------------------------------------------------------------------------------------------------
  Net asset value--beginning of period             $21.35         $15.95         $14.97         $15.00

-------------------------------------------------------------------------------------------------------------
Income From Investment Operations
-------------------------------------------------------------------------------------------------------------
Net investment income                                0.03           0.04           0.09           0.05
Net realized and unrealized
  gain (loss) on investments                         3.37           5.86           1.11          (0.05)
Total income from
  investment operations                              3.40           5.90           1.20           0.00

-------------------------------------------------------------------------------------------------------------
Dividends and Distributions to Shareholders
-------------------------------------------------------------------------------------------------------------
Dividends from net investment income                (0.02)         (0.06)         (0.10)         (0.03)
Distributions from net realized gain
  on investments                                    (0.86)         (0.44)         (0.12)          0.00
Total dividends and distributions
  to shareholders                                   (0.88)         (0.50)         (0.22)         (0.03)
Net asset value--end of period                     $23.87         $21.35         $15.95         $14.97
Total return                                        16.28%         37.49%          8.15%         (0.07%)(3)

-------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
-------------------------------------------------------------------------------------------------------------
Net assets, end of period (000 omitted)            $35,962        $23,951         $9,703         $2,159
Ratio of expenses to average net assets              1.30%          1.30%          1.27%          1.38%(3)
Ratio of net investment income
  to average net assets                              0.11%          0.24%          0.61%          1.00%(3)
Ratio of expenses to average net assets
  without fee waivers                                1.69%          2.20%          2.77%          6.56%(3)
Ratio of net investment income (loss)
  to average net assets without
  fee waivers                                       (0.28%)        (0.67%)        (0.89%)        (4.18%)(3)
Portfolio turnover rate(2)                          77.73%         47.83%         59.17%         64.31%(3)
Average commission rate(4)                           $.0480        --             --             --

-------------------------------------------------------------------------------------------------------------

(1) The Fund commenced operations on December 28, 1993.
(2) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $28,693,734 and $22,739,283, respectively.
(3) Annualized.
(4) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
*   Year ended May 30, for 1997.

Questions?  Call 1-800-392-CORE (2673)

[Mountain Logo] WESTCORE FUNDS                 FINANCIAL HIGHLIGHTS  (continued)
--------------------------------------------------------------------------------



WESTCORE LONG-TERM BOND FUND
                                                        (FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED.)
                                                                          FOR THE YEAR ENDED MAY 31,*
------------------------------------------------------------------------------------------------------------------------------------
                                              1997       1996      1995     1994      1993      1992      1991      1990    1989(1)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value--beginning of period          $9.59     $9.87     $9.22    $11.25    $10.60    $10.01    $10.11    $10.36   $10.00

------------------------------------------------------------------------------------------------------------------------------------
Income From Investment Operations
------------------------------------------------------------------------------------------------------------------------------------
Net investment income                          0.62      0.61      0.59      0.62      0.77      0.80      1.08      0.93     0.91
Net realized and unrealized
  gain (loss) on investments                   0.26     (0.27)     0.66     (0.51)     0.99      0.56      0.04     (0.21)    0.33
Total income from
  investment operations                        0.88      0.34      1.25      0.11      1.76      1.36      1.12      0.72     1.24

------------------------------------------------------------------------------------------------------------------------------------
Dividends and Distributions to Shareholders
------------------------------------------------------------------------------------------------------------------------------------
Dividends from net investment income          (0.63)    (0.62)    (0.60)    (0.62)    (0.78)    (0.77)    (1.11)    (0.93)   (0.88)
Distributions from net realized gain
  on investments                              (0.17)     0.00      0.00     (1.52)    (0.33)     0.00     (0.11)    (0.04)    0.00
Total dividends, distributions
  to shareholders                             (0.80)    (0.62)    (0.60)    (2.14)    (1.11)    (0.77)    (1.22)    (0.97)   (0.88)
Net asset value--end of period                $9.67     $9.59     $9.87     $9.22    $11.25    $10.60    $10.01    $10.11   $10.36
Total return                                   9.40%     3.41%    14.37%    (0.25%)   17.40%    14.04%    11.87%     7.06%   13.03%

------------------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
------------------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (000 omitted)      $20,160   $25,070   $33,440   $26,962   $26,281   $30,800   $27,448   $18,113  $15,403
Ratio of expenses to average net assets        0.95%     0.90%     0.94%     0.89%     0.77%     0.70%     0.65%     0.73%    0.73%
Ratio of net investment income
  to average net assets                        6.37%     6.07%     6.54%     5.74%     6.63%     7.59%     8.29%     8.99%    8.93%
Ratio of expenses to average net assets
  without fee waivers                          1.15%     1.07%     0.99%     0.92%     0.80%     0.74%     0.73%     0.78%    0.78%
Ratio of net investment income
  to average net assets without
  fee waivers                                  6.18%     5.90%     6.49%     5.71%     6.60%     7.55%     8.21%     8.94%    8.88%
Portfolio turnover rate(2)                    27.76%    33.10%    25.09%    52.82%    79.16%    51.79%    81.13%    40.21%   68.94%



(1) Commencement of operations occurred on the first day of this period.
(2) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $6,186,953 and $11,561,879, respectively.
*   Year ended May 30, for 1997.

--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

WESTCORE INTERMEDIATE-TERM BOND FUND

                                                        (FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED.)
                                                                             FOR THE YEAR ENDED MAY 31,*
------------------------------------------------------------------------------------------------------------------------------------
                                              1997      1996      1995      1994      1993       1992     1991      1990    1989(1)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value--beginning of period         $10.10    $10.27    $10.02    $10.70    $10.14     $9.80     $9.91     $9.99   $10.00

------------------------------------------------------------------------------------------------------------------------------------
Income From Investment Operations
------------------------------------------------------------------------------------------------------------------------------------
Net investment income                          0.60      0.60      0.58      0.55      0.67      0.78      0.87      0.84     0.85
Net realized and unrealized
  gain (loss) on investments                   0.13     (0.17)     0.27     (0.52)     0.53      0.39     (0.10)    (0.08)   (0.04)
Total income from
  investment operations                        0.73      0.43      0.85      0.03      1.20      1.17      0.77      0.76     0.81

------------------------------------------------------------------------------------------------------------------------------------
Dividends and Distributions to Shareholders
------------------------------------------------------------------------------------------------------------------------------------
Dividends from net investment income          (0.60)    (0.60)    (0.60)    (0.53)    (0.64)    (0.83)    (0.88)    (0.84)   (0.82)
Distributions from net realized gain
  on investments                               0.00      0.00      0.00     (0.18)     0.00      0.00      0.00      0.00     0.00
Total dividends and distributions
  to shareholders                             (0.60)    (0.60)    (0.60)    (0.71)    (0.64)    (0.83)    (0.88)    (0.84)   (0.82)
Net asset value--end of period               $10.23    $10.10    $10.27    $10.02    $10.70    $10.14     $9.80     $9.91    $9.99
Total return                                   7.43%     4.26%     8.93%     0.10%    12.16%    12.42%     8.30%     7.82%    8.53%

------------------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
------------------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (000 omitted)      $63,169   $83,039   $97,619   $88,965   $99,469   $87,712   $68,958  $107,288 $110,962
Ratio of expenses to average net assets        0.85%     0.81%     0.77%     0.68%     0.65%     0.61%     0.59%     0.59%    0.60%
Ratio of net investment income
  to average net assets                        5.81%     5.78%     5.86%     5.03%     6.37%     7.73%     9.01%     8.32%    8.59%
Ratio of expenses to average net assets
  without fee waivers                          0.97%     0.92%     0.80%     0.70%     0.67%     0.65%     0.65%     0.64%    0.65%
Ratio of net investment income
  to average net assets without
  fee waivers                                  5.68%     5.67%     5.83%     5.00%     6.35%     7.69%     8.95%     8.27%    8.54%
Portfolio turnover rate(2)                    27.47%    71.97%    60.86%    65.04%    87.17%    53.92%    80.20%    71.42%   63.30%

------------------------------------------------------------------------------------------------------------------------------------

(1) Commencement of operations was on the first day of this period.
(2) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $19,161,905 and $39,196,987, respectively.
*   Year ended May 30, for 1997.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

[Mountain Logo] WESTCORE FUNDS                FINANCIAL HIGHLIGHTS  (continued)
--------------------------------------------------------------------------------

WESTCORE COLORADO TAX-EXEMPT FUND

                                                     (FOR A FUND SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED.)
                                                                      FOR THE YEAR ENDED MAY 31,*
-------------------------------------------------------------------------------------------------------------------------
                                                    1997         1996        1995         1994        1993        1992(1)
-------------------------------------------------------------------------------------------------------------------------
Net asset value--beginning of period               $10.61       $10.70      $10.52       $10.71      $10.25       $10.00

-------------------------------------------------------------------------------------------------------------------------
Income From Investment Operations
-------------------------------------------------------------------------------------------------------------------------
Net investment income                                0.50         0.52        0.52         0.53        0.57         0.58
Net realized and unrealized
  gain (loss) on investments                         0.17        (0.10)       0.20        (0.19)       0.46         0.23
Total income from
  investment operations                              0.67         0.42        0.72         0.34        1.03         0.81

-------------------------------------------------------------------------------------------------------------------------
Dividends and Distributions to Shareholders
-------------------------------------------------------------------------------------------------------------------------
Dividends from net investment income                (0.50)       (0.51)      (0.54)       (0.53)      (0.57)       (0.56)
Distributions from net realized gain
  on investments                                     0.00         0.00        0.00         0.00        0.00         0.00
Total dividends and distributions
  to shareholders                                   (0.50)       (0.51)      (0.54)       (0.53)      (0.57)       (0.56)
Net asset value--end of period                     $10.78       $10.61      $10.70       $10.52      $10.71       $10.25
Total return                                         6.46%        3.97%       7.16%        3.22%      10.27%        8.36%

-------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
-------------------------------------------------------------------------------------------------------------------------
Net assets, end of period (000 omitted)            $21,348     $13,992      $10,792     $10,553       $7,326      $4,511
Ratio of expenses to average net assets              0.50%        0.44%       0.42%        0.27%       0.22%        0.11%
Ratio of net investment income
  to average net assets                              4.73%        4.87%       5.03%        4.98%       5.45%        5.84%
Ratio of expenses to average net assets
  without fee waivers                                1.21%        1.43%       1.62%        1.59%       1.88%        1.65%
Ratio of net investment income
  to average net assets without
  fee waivers                                        4.02%        3.88%       3.83%        3.65%       3.79%        4.30%
Portfolio turnover rate(2)                          30.78%       10.23%       3.15%        9.76%       1.82%       12.95%

-------------------------------------------------------------------------------------------------------------------------

(1) Commencement of operations was on the first day of this period.
(2) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $5,301,891 and $12,283,792, respectively.
*   Year ended May 30, for 1997.

--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

[Black and white photograph of mountain and trees]

To help you decide which Westcore Fund is appropriate for you, this section looks more closely at the Funds' investment objectives, policies and securities in which they invest. You should carefully consider your own investment goals, time horizon and risk tolerance before investing in a Fund. You should also carefully review the section entitled "Supplemental Information -- Information on Investment Policies and Additional Risk Factors" for a more detailed discussion of the instruments in which the Funds may invest and their associated risks. There can be no assurance that a Fund will achieve its investment objective.

--------------------------------------------------------------------------------

FUND SPECIFICS:

EQUITY FUNDS

INVESTMENT OBJECTIVES & POLICIES

Upon notice to shareholders, each Fund's investment objective and policies may be changed by the Trust's Board of Trustees without the approval of shareholders. In the event of a change, you may want to consider whether that Fund remains a suitable investment for you.

WESTCORE EQUITY FUNDS

THE WESTCORE EQUITY FUNDS are designed for long-term investors who can tolerate the risks associated with investments in common stocks. They are most suitable for investors with a long-term investment horizon. The following questions are designed to help you better understand an investment in the Westcore Equity Funds.

What is each Westcore Equity Fund's investment objective, and what are its primary investments?

--------------------------------------------------------------------------------

WESTCORE MIDCO GROWTH FUND seeks to maximize long-term capital appreciation (rather than current income) by investing primarily in common stocks. The Investment Adviser uses fundamental research techniques to identify medium-sized growth companies it believes to be attractive. The Investment Adviser believes medium-sized companies' earnings may be greatly impacted by factors such as new products and services, and more entrepreneurial management. Medium-sized companies may also have better opportunities for growth by gaining market share. In the Investment Adviser's view, medium-sized company securities may tend to be less volatile than the securities of smaller companies, while providing higher returns than larger company stocks.

WESTCORE BLUE CHIP FUND seeks a high level of long-term total return through capital appreciation and current income consistent with investment primarily in a diversified portfolio of large company common stocks. The Investment Adviser uses a value-oriented approach to identify large, established companies that may be underpriced. The Investment Adviser believes that, because of their size, large companies may benefit from attributes such as market dominance, substantial financial resources and the opportunity to be global leaders in their industries. These characteristics, in the Investment Adviser's view, may result in increased stability for the company and a lower-risk investment. The Investment Adviser combines a quantitative approach with a qualitative research discipline to individually select and invest in stocks of larger companies that it believes to be undervalued and to have improving growth prospects, and to seek to avoid investing in companies it believes are mature and lack meaningful opportunities.

WESTCORE GROWTH AND INCOME FUND seeks long-term total return through capital appreciation and current income. The stocks purchased by this Fund are generally large to medium in terms of market capitalization, and, in the Investment Adviser's judgment, are high-quality, based on financial characteristics and management capability. The Investment Adviser uses fundamental research techniques in an effort to structure the portfolio to generally have a dividend yield close to the yield on the S&P 500 stock index, to have potential earnings growth higher than the S&P 500 and to have a market risk level approximately equal to the S&P 500.

WESTCORE SMALL-CAP OPPORTUNITY FUND seeks to maximize long-term capital appreciation primarily through diversified investments in equity securities of small-capitalization companies. The Investment Adviser uses a value-oriented style to identify small companies in which the stocks are believed to be attractively priced based on valuation measures including lower price-to-earnings ratios and lower price-to-book value ratios. The Investment Adviser believes that this emphasis on valuation produces a portfolio of stocks with strong potential for price appreciation--and lower volatility than is commonly associated with small-company stocks. The investment approach focuses on stock selection and uses quantitative and qualitative research to identify small-company stocks that are undervalued and where, in the Investment Adviser's view, the fundamental business outlook and earnings potential are becoming more attractive.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

[Mountain logo] WESTCORE FUNDS
--------------------------------------------------------------------------------

FUND SPECIFICS:

EQUITY FUNDS  (Continued)

[Black and white photograph of mountain and trees]

IN WHAT TYPES OF SECURITIES DO THE WESTCORE EQUITY FUNDS INVEST?

The Investment Adviser selects securities for each of the Equity Funds from internally defined universes of large, medium and small companies. These universes are not mutually exclusive, and a given security may be owned by more than one of the Equity Funds. Under normal circumstances, at least 65% of the value of each Equity Fund's total assets will be invested as described. Companies selected meet the Adviser's standards for business outlook, growth opportunities and valuation.

Westcore MIDCO Growth Fund, invests primarily in equity securities of medium capitalization companies. As of August 29, 1997, the median capitalization of companies held by the Westcore MIDCO Growth Fund was $2.2 billion. The median capitalization of the companies in the Westcore MIDCO Growth Fund can be expected to fluctuate over time.

Westcore Blue Chip Fund, invests primarily in equity securities of large capitalization companies. During normal market conditions, the portfolio will consist of approximately 50 equity securities of these companies. As of August 29, 1997, the median capitalization of companies held by the Westcore Blue Chip Fund was $7.7 billion. The median capitalization of the companies in the Westcore Blue Chip Fund can be expected to fluctuate over time.

Westcore Growth and Income Fund, invests primarily in large and medium capitalization companies. As of August 29, 1997, the median capitalization of companies held by the Westcore Growth and Income Fund was $6.2 billion. The median capitalization of the companies in the Westcore Growth and Income Fund can be expected to fluctuate over time.

Westcore Small-Cap Opportunity, invests primarily in small-capitalization companies. As of August 29, 1997, the median capitalization of companies held by the Westcore Small-Cap Opportunity Fund was $578 million. The median capitalization of the companies in the Westcore Small-Cap Opportunity Fund can be expected to fluctuate over time.

[Mountain logo] WESTCORE FUNDS
--------------------------------------------------------------------------------

WHAT ARE THE OTHER INVESTMENT POLICIES OF THE WESTCORE EQUITY FUNDS?

Each Westcore Equity Fund may also invest in options, futures, preferred stocks, warrants, foreign currency transactions and fixed-income securities. Additionally, the Westcore Equity Funds may invest up to 15% of their total assets in convertible securities which are below investment grade, whether rated or unrated, and which are convertible into common stock. The Westcore MIDCO Growth, Growth and Income, and Blue Chip Funds may also invest, directly or indirectly, up to 25%, 25% and 5% of their total assets in securities issued by foreign companies, respectively. There is no limitation on the amount of the Westcore Small-Cap Opportunity Fund's total assets that may be held in foreign securities. Each of the Equity Funds may invest in real estate investment trusts ("REITs").

Each Westcore Equity Fund may invest in short-term instruments such as U.S. government obligations, money market instruments, repurchase agreements securities issued by other investment companies (within the limits prescribed by the Investment Company Act of 1940, as amended ["1940 Act"]) and dollar denominated debt obligations of foreign issuers including foreign corporations and governments, municipal obligations and money market instruments. In addition, each Fund may borrow money from banks and may enter into reverse repurchase agreements for temporary purposes on a limited basis. Each Equity Fund may lend portfolio securities up to 30% of the total assets of the particular Fund. Each Fund may hold uninvested cash reserves (which would not earn income) pending investment, to meet anticipated redemption requests or during temporary defensive periods.

WHAT IS THE MAIN RISK OF INVESTING IN AN EQUITY FUND?

The fundamental risk associated with any equity fund is the risk that the value of the stocks it holds might decrease. Stock values may fluctuate in response to the activities of an individual company or in response to general market or economic conditions. Historically, equity securities have provided greater long-term returns and have entailed greater short-term risks than other investment choices.

Although smaller or newer issuers are more likely to realize more substantial growth than larger or more established issuers, they are more likely to suffer more significant losses. Investments in such companies can be both more volatile and more speculative.
--------------------------------------------------------------------------------

For a discussion of risks related to such investments as lower rated securities or "junk bonds," options and futures, foreign currency exchange transactions and "derivative" instruments in general in which the Funds may invest, see "Supplemental Information--Information on Investment Policies and Additional Risk Factors" beginning on page 29.

[Mountain logo] WESTCORE FUNDS                    Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

WHICH WESTCORE EQUITY FUNDS ARE DIVERSIFIED, AND WHAT DOES THAT MEAN?

All the Westcore Equity Funds are diversified. Diversification is a means of reducing risk by investing a Fund's assets in a broad range of stocks or other securities in various industries and economic sectors. Diversification does not provide assurance against the possibility of loss.


HOW DO THE WESTCORE EQUITY FUNDS TRY TO REDUCE RISK?

- Diversification of a Fund's assets reduces the effect of any single holding on its overall portfolio value.

- The Funds may adjust the securities they hold to include issues that are believed to involve less risk.

- A Fund may use futures, options and similar instruments to attempt to hedge its portfolio against disadvantageous movements in securities' prices and interest rates. The Westcore Equity Funds may use various currency-hedging techniques, including forward currency contracts, to manage exchange-rate risk when investing directly in foreign markets.

- To the extent that a Fund holds a large cash position, it may not participate in market declines (or advances) to the same degree as a fund that is more fully invested in common stocks.

WHAT IS MEANT BY "MARKET CAPITALIZATION?"

Market capitalization is the most commonly used measure of the size and value of a company. It is computed by multiplying the current market price of a share of the company's stock by the total number of its shares outstanding.

[Mountain logo] WESTCORE FUNDS                    Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

FUND SPECIFICS:

BOND FUNDS


WESTCORE BOND FUNDS

[Black and white photograph of mountain and trees]

The following questions are designed to help you better understand an investment in the Westcore Bond Funds.

WHAT ARE THE INVESTMENT OBJECTIVES OF THE WESTCORE BOND FUNDS?

WESTCORE LONG-TERM BOND FUND seeks a high level of long-term total rate of return (i.e., income plus capital appreciation).

WESTCORE INTERMEDIATE-TERM BOND FUND seeks current income with relatively small volatility of principal through investment in investment-grade securities and high-quality money market instruments.

WESTCORE COLORADO TAX-EXEMPT FUND seeks to provide investors with income exempt from federal income taxes and Colorado state income taxes consistent with safety and stability of principal.

WHAT ARE THE PRIMARY INVESTMENTS OF THE WESTCORE BOND FUNDS?

The Westcore Long-Term Bond and Intermediate-Term Bond Funds are diversified funds that invest at least 65% of their total assets in a broad range of debt obligations during normal market conditions. Debt obligations include fixed and variable-rate bonds; asset-backed and mortgage-backed securities; zero coupon bonds; debentures; obligations convertible into common stocks; obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities; dollar-denominated debt obligations of foreign issuers including foreign corporations and foreign governments, municipal obligations; and money market instruments.

Questions?  Call 1-800-392-CORE (2673)

[Mountain logo] WESTCORE FUNDS                    Equity & Bond Funds Prospectus
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FUND SPECIFICS:

BOND FUNDS  (Continued)


[Black and white photograph of mountain and trees]

The Westcore Colorado Tax-Exempt Fund is a non-diversified fund that invests substantially all of its assets (i.e., at least 80%) in debt instruments issued by or on behalf of the state of Colorado ("Colorado Obligations"), other states, territories and possessions of the United States, the District of Columbia and their respective authorities, instrumentalities and political subdivisions ("Municipal Obligations"). The Fund normally will invest at least 65% of its total assets in Colorado Obligations. The Colorado Tax-Exempt Fund currently intends to invest at least 75% of its assets in Municipal Obligations covered by insurance policies.

WHAT IS THE INVESTMENT QUALITY OF THE ASSETS OF THE WESTCORE BOND FUNDS?

Debt obligations acquired by the Westcore Long-Term Bond and Intermediate-Term Bond Funds will be at least investment-grade at the time of purchase. Each Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

Municipal Obligations acquired by the Colorado Tax-Exempt Fund will be rated in one of the three highest investment-grade categories at the time of purchase by one or more rating agencies. The Fund may invest up to 10% of its total assets in Colorado Obligations rated at the time of purchase in the fourth highest investment-grade category when acceptable Colorado Obligations with higher ratings are unavailable for investment by the Fund. The Fund may invest in unrated obligations only if Denver Investment Advisors determines they are comparable in quality to instruments that meet the Fund's rating requirements.

If the rating of an obligation held by a Fund is reduced below the Fund's rating requirements, the Investment Adviser will sell the obligation when it is in the best interests of the Fund to do so.

For a description of ratings, please review "Rating Categories" in the Appendix.

DO THE WESTCORE BOND FUNDS INVEST IN ANY OTHER TYPES OF SECURITIES?

The Westcore Long-Term Bond and Intermediate-Term Bond Funds may invest in obligations convertible into common stocks and may acquire common stocks, warrants or other rights to buy shares only if they are attached to a fixed-income obligation. Common stock received through the conversion of convertible debt obligations will normally be sold in an orderly manner as soon as possible. The Westcore Long-Term Bond and Intermediate-Term Bond Funds may invest in REITs. Each Fund may also invest in options and futures. Additionally, each Fund may invest in short-term instruments including repurchase agreements and securities issued by other investment companies (within the limits prescribed by the 1940 Act). Each Bond Fund, other than Westcore Colorado Tax-Exempt Fund, may lend portfolio securities up to 30% of the total assets of the particular Fund.

The Westcore Colorado Tax-Exempt Fund may invest in short-term taxable money market instruments, securities issued by other investment companies that invest in taxable or tax-exempt money market instruments and U.S. government obligations.

During temporary defensive periods, each Bond Fund may invest without limitation in various short-term investments. The Funds also may borrow money from banks and may enter into reverse repurchase agreements for temporary purposes on a limited basis.

--------------------------------------------------------------------------------

WHAT ARE THE EXPECTED MATURITIES OF THE WESTCORE BOND FUNDS?

Except during temporary defensive periods or unusual market conditions, Denver Investment Advisors expects that the average dollar-weighted portfolio maturities of the Westcore Bond Funds will be as follows:

--------------------------------------------------------------------------------
                                                                         Average
                                                                 Dollar-Weighted
Fund                                                                    Maturity
--------------------------------------------------------------------------------

Westcore Long-Term Bond Fund                                  at least 10 years
Westcore Intermediate-Term Bond Fund                                  3-6 years
Westcore Colorado Tax-Exempt Fund                                    7-10 years

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

IS AN INVESTMENT IN THE WESTCORE COLORADO TAX-EXEMPT FUND A TAX-FREE INVESTMENT?

Dividends paid by the Fund that are derived from interest on Colorado Obligations, as well as certain other governmental issuers, will be exempt from regular federal income taxes and Colorado state income taxes. Dividends derived from interest on non-Colorado Obligations will be subject to Colorado state income tax. Because the Fund may invest up to 20% of its net assets in private activity bonds whose interest may be subject to the federal alternative minimum tax, a portion of the dividends paid by the Fund may be treated as a tax preference item for purposes of this tax. See also "Taxes" in "Other Information" on page 23.

ARE THERE ANY INVESTMENT RISKS UNIQUE TO THE WESTCORE COLORADO TAX-EXEMPT FUND?

Because the Fund concentrates its investments in Colorado Obligations, it is classified as a non-diversified fund for purposes of the 1940 Act. The Fund's performance may be dependent upon fewer securities than is the case with a diversified portfolio, and the Fund may experience greater fluctuations in net asset value. In addition, although the Fund does not presently intend to do so on a regular basis, it may invest 25% or more of its net assets in industrial development bonds and in other Municipal Obligations, the interest on which is paid solely from revenues of similar projects. To the extent that the Fund's assets are concentrated in these types of Municipal Obligations and the Fund is non-diversified, it will be more susceptible to economic, political and legal developments than a diversified Fund with similar objectives whose assets are not so concentrated.

HOW DO INTEREST RATES AFFECT THE VALUE OF MY INVESTMENT?

A fundamental risk associated with any fund that invests in fixed-income securities is the risk that the value of the securities it holds will rise or fall as interest rates change. Generally, a fixed-income security will increase in value when interest rates fall and decrease in value when interest rates rise. Longer-term securities are generally more sensitive to interest rate changes than shorter-term securities, but they usually offer higher yields to compensate investors for the greater risks. A bond fund's average dollar-weighted maturity is a measure of how the fund will react to interest rate changes.

[Black and white photograph of mountain & trees]

WHAT IS MEANT BY A FUND'S "AVERAGE DOLLAR-WEIGHTED MATURITY?"

The stated maturity of a bond is the date when the issuer must repay the bond's entire principal value to an investor, such as a Fund. A bond's term to maturity is the number of years remaining to maturity. A bond fund does not have a stated maturity, but it does have an average dollar-weighted maturity. This is calculated by averaging the terms to maturity of bonds held by a Fund with each maturity "weighted" according to the percentage of net assets it represents.

HOW DO THE WESTCORE BOND FUNDS ATTEMPT TO MANAGE INTEREST RATE RISK?

Each Fund may vary the average dollar-weighted maturity of its portfolio to reflect its portfolio manager's analysis of interest rate trends and other factors. A Fund's average dollar-weighted maturity will tend to be shorter when its portfolio manager expects interest rates to rise and longer when its portfolio manager expects interest rates to fall. The Westcore Long-Term Bond and Intermediate-Term Bond Funds may also use futures, options and similar instruments to manage interest rate risk.

WHAT IS MEANT BY "CREDIT QUALITY?"

Another fundamental risk associated with all bond funds is credit risk--the risk that an issuer will be unable to make principal and interest payments when due. U.S. government securities are generally considered to be the safest type of investment in terms of credit risk. Municipal Obligations generally rank between U.S. government securities and corporate debt securities in terms of credit safety. Corporate debt securities, particularly those rated below investment grade, may present the highest credit risk.

HOW IS CREDIT QUALITY MEASURED?

Ratings published by nationally recognized rating agencies ("Rating Agencies"), such as Standard & Poor's Ratings Group ("S&P") and Moody's Investors Service, Inc. ("Moody's"), are widely accepted measures of credit risk. The lower a bond issue is rated by an agency, the more credit risk it is considered to represent. Lower-rated bonds generally pay higher yields to compensate investors for the greater risk.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

[Mountain logo] WESTCORE FUNDS
--------------------------------------------------------------------------------

                  [Black and white photograph of mountain and trees]

FUND SPECIFICS:  IN GENERAL

WHAT POTENTIAL RISKS AND REWARDS MAY I EXPERIENCE IF I INVEST IN THE WESTCORE FUNDS?

An investment in the Westcore Funds presents the potential rewards and risks common to securities investments. The Westcore MIDCO Growth, Blue Chip, Growth and Income and Small-Cap Opportunity Funds invest primarily in common stocks. Although stocks historically have presented greater potential for capital appreciation than debt obligations, they do not provide the same assurance of income and may carry greater risk of loss. The value of an investment in the Westcore Small-Cap Opportunity Fund, in particular, may experience significant fluctuations over time because of the Fund's investments in smaller companies.

The market value of debt obligations held by the Westcore Funds will also fluctuate, normally rising when interest rates fall and falling when interest rates rise. The value of some debt obligations (such as collateralized mortgage obligations, asset-backed securities, municipal leases and structured notes) may be more volatile than other types of instruments.

Several of the Funds may invest in foreign securities that are considered attractive by Denver Investment Advisors. In addition to being more costly, foreign securities may be subject to potentially adverse political, governmental and economic developments and changes in foreign currency exchange rates.

Each Fund may purchase certain derivative instruments that derive their value from the performance of underlying assets, interest or currency exchange rates, or indices. Derivative instruments present, to varying degrees, special market, volatility, leveraging, liquidity, pricing and operations risks. See "Supplemental Information--Risk Factors Associated with Derivative
Instruments" on page 34.

The Funds, with the exception of the Colorado Tax-Exempt Fund, may lend their securities. All Funds may enter into repurchase agreements and reverse repurchase agreements with banks and broker/dealers that could experience financial difficulties and may make limited investments in illiquid securities.

As the Funds' investment adviser, Denver Investment Advisors will evaluate the rewards and risks presented by all securities purchased by the Funds and will determine how they will be used in furtherance of the investment objectives of the Funds. It is possible, however, that Denver Investment Advisors' evaluations will prove to be inaccurate and, even when accurate, it is possible that the Funds will incur losses.


--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FUNDAMENTAL INVESTMENT LIMITATIONS

[Black and white photograph of mountain and trees]

WHAT ARE FUNDAMENTAL INVESTMENT LIMITATIONS?

Fundamental investment limitations are those investment limitations that a Fund may not change without the approval of the holders of a majority of the Fund's outstanding shares. Some are summarized in the tables on this page (a complete list is set forth in the SAI).

THE WESTCORE MIDCO GROWTH, BLUE CHIP, GROWTH AND INCOME, SMALL-CAP OPPORTUNITY, LONG-TERM BOND AND INTERMEDIATE-TERM BOND FUNDS MAY NOT:

- Purchase securities if more than 5% of a Fund's total assets will be invested in the securities of any issuer. However, up to 25% of the Fund's total assets may be invested without regard to this 5% limitation. Certain investments such as U.S. government securities are not subject to this limitation.

- Make loans, except that each Fund may purchase and hold debt instruments and enter into repurchase agreements in accordance with its investment objective and policies. Each Fund except Westcore Colorado Tax-Exempt Fund may also lend portfolio securities in an amount not exceeding 30% of its total assets.

THE WESTCORE LONG-TERM BOND, INTERMEDIATE-TERM BOND AND COLORADO TAX-EXEMPT FUNDS MAY NOT:

- Borrow money or issue senior securities except that each Fund may borrow from banks and enter into reverse repurchase agreements for temporary purposes in amounts up to 10% of its total assets at the time of such borrowing. No Fund may mortgage, pledge or hypothecate any assets, unless it is in connection with a permissible borrowing and the amounts do not exceed the lesser of the dollar amounts borrowed or 10% of the Fund's total assets at the time of such borrowing.

IN ADDITION, THE WESTCORE COLORADO TAX-EXEMPT FUND MAY NOT:

- Invest less than 80% of its net assets in securities the interest on which is exempt from federal income tax, except during periods of unusual market conditions. For purposes of this limitation only, securities, the interest on which is treated as a specific tax preference item under the federal alternative minimum tax, are considered taxable.

- Make loans, except that the Fund may purchase and hold debt instruments and enter into repurchase agreements in accordance with its investment objective and policies.

- Purchase securities if more than 5% of its total assets will be invested in the securities of any one issuer. However, up to 50% of the Fund's total assets may be invested without regard to the 5% limitation as long as not more than 25% of the Fund's total assets are invested in the securities of any one issuer. Certain investments such as U.S. government securities are not subject to this limitation.

No Fund will purchase securities so long as its outstanding borrowings (including reverse repurchase agreements) exceed 5% of its total assets.

If a percentage limitation or other statistical requirement is met at the time a Fund makes an investment, a later change in the percentage because of a change in the value of the Fund's portfolio securities generally will not constitute a violation.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

[Mountain logo] WESTCORE FUNDS              HOW TO INVEST AND OBTAIN INFORMATION
--------------------------------------------------------------------------------

                  [Black and white photograph of mountain and trees]

HOW TO OPEN AND ADD TO YOUR ACCOUNT

Please call Westcore Funds at 1-800-392-CORE (2673) if you have any questions or need any information. ALPS Mutual Funds Services, Inc. is the distributor for Westcore Funds and has its principal office at 370 Seventeenth Street, Suite 3100, Denver, CO 80202.

This section tells you how to purchase, exchange and redeem your shares. It also explains various services and features offered in connection with your account. You may open an account and purchase shares of the Westcore Funds by completing an Account Application and returning it to Westcore with your check made payable to Westcore/SSB. You may obtain an Account Application by calling 1-800-392-CORE (2673).

TO OPEN AN ACCOUNT

By Mail Send a completed Account Application and a check or money order payable in U.S. dollars and drawn on a bank located in the U.S. to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319.
--------------------------------------------------------------------------------

In Person          Bring your completed Account Application and a check or
                   money order payable to Westcore/SSB to Westcore Trust, 370
                   Seventeenth Street, Suite 3100, Denver, CO  80202.
--------------------------------------------------------------------------------

Automatically
(from your
bank account)      Complete the Automatic Investment Plan Section of your new
                   Account Application to have money automatically withdrawn
                   from your bank account monthly, quarterly or annually
                   (minimum is the equivalent of at least $50 per month).  Mail the Account Application to Westcore Trust, P.O. Box 8319,
                   Boston, MA  02266-8319.
--------------------------------------------------------------------------------

By Wire            Call 1-800-392-CORE (2673) to receive wiring instructions.

TO ADD TO AN ACCOUNT

By Mail            Send a check or money order payable in U.S. dollars and
                   drawn on a bank located in the U.S. to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319. Specify your account number and the name of the Fund(s) in which you are
                   investing.
--------------------------------------------------------------------------------

In Person          Bring your check or money order payable to Westcore/SSB to
                   Westcore Trust, 370 Seventeenth Street, Suite 3100, Denver,
                   CO  80202.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Automatically
(from your
bank account)      Complete at any time an Automatic Investment Plan
                   application to have $50 or more (minimum is the equivalent of at least $50 per month) automatically withdrawn from your bank account monthly, quarterly or annually.


By Wire            Call 1-800-392-CORE (2673) to receive wiring instructions.


--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

[Black and white photograph of mountain and trees]

MINIMUM INVESTMENTS                                                       AMOUNT

To open a new account.....................................................$1,000
To open a new retirement or certain other accounts..........................$250
To open a new account with an Automatic Investment Plan........................0
To add to any type of an account.............................................$50
--------------------------------------------------------------------------------

The minimum investment requirements do not apply to reinvested dividends, purchases by Service Organizations acting on behalf of their customers, officers, trustees, directors, employees and retirees of the Trust, Investment Adviser, Administrators or any direct or indirect subsidiary or any spouse, parent or child of any of these persons.

Please note: Third-party checks will not be accepted by Westcore for the purchase of shares of a Fund.


HOW TO EXCHANGE FUND SHARES

You may exchange your Fund shares for shares of the other Funds or the Compass Capital Money Market Portfolio.* Exchanges into a new account must be for at least $1,000 per transaction. Exchanges for existing accounts must be for at least $50 per transaction. You should read the Prospectus for the Fund into which you are exchanging. For further information on the exchange privilege, please call a Westcore Investor Service Representative at 1-800-392-CORE (2673).

Westcore Trust may modify or terminate the exchange privilege but will not materially modify or terminate it without giving shareholders 60 days' notice.

By Telephone        Call  1-800-392-CORE (2673), and give the account name,
                    account number, name of Fund and amount of exchange.
--------------------------------------------------------------------------------

By Mail Send a written request to: Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319. Submit any share certificates being exchanged, endorsed for transfer.

-------------------

* COMPASS CAPITAL MONEY MARKET PORTFOLIO IS A NO-LOAD MONEY MARKET FUND ADVISED BY PNC ASSET MANAGEMENT GROUP, INC. AND SUB-ADVISED BY PNC INSTITUIONAL MANAGEMENT CORPORATION AND DISTRIBUTED BY COMPASS DISTRIBUTORS, INC.

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

                    Your written request must:

               - be signed by each account owner; a signature guarantee is required for exchanges between accounts with unlike registrations;

               -    state the number or dollar amount of shares to be exchanged;

               -    include your account number and tax identification number.

Automatically  -    Call 1-800-392-CORE (2673) to receive instructions for
                    automatically exchanging shares between Funds on a monthly, quarterly or annual basis.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

--------------------------------------------------------------------------------

[Black and white photograph of mountain and trees]

HOW TO REDEEM FUND SHARES

You may redeem your Fund shares on any business day on which the New York Stock Exchange is open. If you have any questions on how to redeem your shares, please call a Westcore Investor Service Representative at 1-800-392-CORE (2673).

Redemption proceeds generally will be sent by check to the shareholder(s) of record at the address of record within seven days after receipt of a valid redemption request. If you have authorized the wire redemption service, your redemption proceeds will be wired directly into your designated bank account normally within three business days after receipt of a valid redemption request. If you have selected the Systematic Withdrawal Plan, your redemption proceeds will be electronically transferred to your designated bank account within seven days after withdrawal. If the shares being redeemed were purchased by check, telephone or through the Automatic Investment Plan, the Trust may delay the mailing of your redemption check for up to 15 days from the day of purchase to allow the purchase to clear.
--------------------------------------------------------------------------------

 By Telephone                 Call 1-800-392-CORE (2673) and give the account
                              name, account number, name of Fund and amount of redemption.

 (Available only if you
checked the appropriate box   If you do not have and would like to add the
on the Account Application.)  telephone redemption feature, send a written request to Westcore Trust, P.O. Box 8319, Boston,
Not available for retirement  MA 02266-8319.  The request must be signed (and
accounts or shares held in    signatures guaranteed) by each account owner.
certificate form.

                              The Trust may impose a dollar limit on telephone redemptions.
--------------------------------------------------------------------------------

In Person                     During normal business hours, bring your written
                              request to:

                                   Westcore Trust,
                                   370 Seventeenth Street,
                                   Suite 3100,
                                   Denver, CO  80202.
--------------------------------------------------------------------------------

By Mail Send a written request to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319. Submit any share certificates being redeemed, endorsed for transfer.

                              Your written request must:
                              -    be signed by each account owner; a signature
                                   guarantee is required for any redemption over $25,000 or any redemption being mailed to any address or payee other than that which is on record;
                              -    state the number or dollar amount of shares
                                   to be redeemed;
                              -    include your account number and tax
                                   identification number.
--------------------------------------------------------------------------------
By Wire                       Call 1-800-392-CORE (2673) or write Westcore
                              Trust, P.O. Box 8319, Boston, MA 02266-8319.  You
(Available only if you        will need to provide account name and number, name
checked the appropriate       of Fund and amount of redemption ($1,000 minimum
box on the Account            per transaction if made by wire).
Application.)
                              If you have already opened your account and would
                              like to have the wire redemption feature, send a
                              written request to Westcore Trust, P.O. Box 8319,
                              Boston, MA 02266-8319.  The request must be signed
                              (and signatures guaranteed) by each account owner.
--------------------------------------------------------------------------------
By Systematic Withdrawal      Request monthly, quarterly or annual withdrawals
                              in any multiple of $50.  Call 1-800-392-CORE
                              (2673) for more information.

                              Participation requires a minimum of $10,000 in a Fund in order to initiate this plan.
--------------------------------------------------------------------------------

                                                 Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

How to Obtain Account Information, Fund Price and Fund Performance Information

By Telephone

Call 1-800-392-CORE (2673) between 7:00 a.m. and 6:00 p.m. Mountain Time to obtain your current account balances, confirm recent account transactions, obtain daily NAV prices or quarterly performance information. Current account balances and daily NAV prices can also be obtained through our automated phone system 24 hours a day, 7 days a week.


By Internet

Visit our web site at WWW.WESTCORE.COM to find out up-to-date information on each of the Westcore Funds. In addition, you can obtain your current account balances and confirm recent account transactions through our TR@NSACTION center. You must first authorize access to your account by calling a Westcore
Investor Service Representative at 1-800-392-CORE.

General Account Policies
--------------------------------------------------------------------------------

Signature Guarantee

A signature guarantee assures that a signature is genuine. The signature guarantee protects shareholders from unauthorized transfers. A signature guarantee is not the same as a notarized signature. You can obtain a signature guarantee from a bank or trust company, credit union, broker, dealer, securities exchange or association, clearing agency or savings association, as defined by federal law.

The guarantee must be an ink stamp or medallion that states "Signature(s) Guaranteed" and must be signed in the name of the guarantor by an authorized person with that person's title and the date. Westcore Funds may reject a signature guarantee if the guarantor is not a member of or participant in a signature guarantee program. Call your financial institution to see if they have the ability to guarantee a signature.

Shareholders living abroad may acknowledge their signatures at an overseas branch of a U.S. bank, member firm of a stock exchange or any foreign bank having a branch office in the U.S.

To protect your accounts from fraud, the following transactions will require a signature guarantee:

-    Transferring ownership of an account.
-    Redeeming more than $25,000 from your account.
-    Redeeming by check payable to someone other than the account owner(s).
-    Redeeming by check mailed to an address other than the address of record.
- Redemption check mailed to an address which has been changed within the last 30 days of the redemption request without a signature guarantee.

The Funds reserve the right to require a signature guarantee under other circumstances or to reject or delay a redemption on certain legal grounds.

Redemption of Low Balance Accounts

If your account balance falls below the required minimums presented on page 19, a letter will be sent advising you to either bring the value of the shares held in the account up to the minimum or to establish an automatic investment that is the equivalent of at least $50 per month. If action is not taken within 90 days of the notice, the shares held in the account will be redeemed and the proceeds will be sent by check to your address of record.
 We reserve the right to increase the investment minimums.

Involuntary Redemptions

We reserve the right to close an account if the shareholder is deemed to engage in activities which are illegal or otherwise believed to be detrimental to the Fund.

Telephone Transactions

You may choose to initiate certain transactions by telephone. Westcore Funds and their agents will not be responsible for any losses resulting from unauthorized transactions when procedures designed to verify the identity of the caller are followed. It may be difficult to reach the Funds by telephone during periods of unusual market activity. If this happens, you may redeem your shares by mail as described earlier.

Address Changes

To change the address on your account, call 1-800-392-CORE (2673) or send a written request signed by all account owners. Include the name of the Fund, the account number(s), the name(s) on the account and both the old address and new address. Certain options may be suspended for 30 days following an address change unless a signature guarantee is provided.

[Mountain logo] WESTCORE FUNDS
--------------------------------------------------------------------------------
General Account Policies (continued)

Registration Changes

To change the name on an account, the shares are generally transferred to a new account. In some cases, legal documentation may be required. For more information call 1-800-392-CORE (2673).

Share Certificates

The Funds will issue share certificates upon written request only. Share certificates will not be issued until the shares have been held for at least 15 days and will not be issued for accounts that do not meet the minimum investment requirements.

Quarterly Consolidated Statements and Shareholder Reports

Westcore Funds will send you a consolidated statement quarterly and a confirmation after every transaction that affects your share balance or your account registration with the exception of automatic investment plan transactions and dividend reinvestment transactions. A statement with tax information regarding the tax status of income dividends and capital gain distributions will be mailed to you by January 31 of each year and filed with the Internal Revenue Service.

Each year, we will send you an annual and a semi-annual report. The annual report includes audited financial statements and a list of portfolio securities as of the fiscal year end. The semi-annual report includes unaudited financial statements for the first six months of the fiscal year, as well as a list of portfolio securities at the end of the period. You will also receive an updated prospectus at least once each year. Please read these materials carefully, as they will help you understand your investments in Westcore Funds. Duplicate mailings of Fund materials to shareholders who reside at the same address may be eliminated.


        [Black and white photograph of mountain and trees]


Price of Fund Shares

All purchases, redemptions and exchanges will be processed at the net asset value ("NAV") next calculated after your request and payment, if required, are received by the transfer agent in proper form. A Fund's NAV is determined by the Administrators as of the close of regular trading on the New York Stock Exchange (the "NYSE"), currently 4:00 p.m. (Eastern time), on each day that the NYSE is open. In order to receive a day's price, your order must be received by the transfer agent by the close of regular trading on the NYSE on that day. If not, your request will be processed at the Fund's NAV at the close of regular trading on the next day. To be in proper form, your order must include your account number and must state the Fund shares you wish to purchase, redeem or exchange.

In the case of participants in certain employee benefit plans investing in certain Funds, purchase orders will be processed at the NAV next determined after the Service Organization acting on their behalf receives the purchase order.

A Fund's NAV is calculated by dividing the total value of its investments and other assets, less liabilities, by the total number of shares outstanding. Each Fund's investments are valued at market value or, when market quotations are not readily available, at fair value as determined in good faith by or under the direction of the Board of Trustees. Debt securities with maturities of 60 days or less are valued at amortized cost, which generally equals market value.

Accounts Opened Through a Service Organization

You may purchase or sell Fund shares through an account you have with Denver Investment Advisors, any qualified broker/dealer, any bank or any other institution (your "Service Organization"). Your Service Organization may charge transaction fees on the purchase and/or sale of Fund shares and may require different minimum initial and subsequent investments than Westcore requires. Service Organizations may also impose charges, restrictions, transaction procedures or cut-off times different from those applicable to shareholders who invest in Westcore directly.

A Service Organization may receive fees from the Trust or Denver Investment Advisors for providing services to the Trust or its shareholders. Such services may include, but are not limited to, shareholder assistance and communication, transaction processing and settlement, account set-up and maintenance, tax reporting and accounting. In certain cases, a Service Organization may elect to credit against the fees payable by its customers all or a portion of the fees received from the Trust or Denver Investment Advisors with respect to their customers' assets invested in the Trust. The Service Organization, rather than you, may be the shareholder of record of your Fund shares. Westcore is not responsible for the failure of any Service Organization to carry out its obligations to its customers.

--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------
        [Black and white photograph of mountain and trees]

DISTRIBUTIONS AND TAXES

Distributions

A Fund's income from dividends and interest and any net realized short-term capital gains are paid to shareholders as income dividends. A Fund realizes capital gains whenever it sells securities for a higher price than it paid for them. Net realized long-term gains are paid to shareholders as capital gain dividends. A dividend will reduce the net asset value of a Fund share by the amount of the dividend on the ex-dividend date.

DISTRIBUTION SCHEDULE
--------------------------------------------------------------------------------
                         Income Dividends                   Capital Gains
--------------------------------------------------------------------------------
Equity Funds               Declared and                     Declared and
                         paid quarterly*                  paid in December
--------------------------------------------------------------------------------
Bond Funds                 Declared and                     Declared and
                          paid monthly                    paid in December
--------------------------------------------------------------------------------

*THE WESTCORE MIDCO GROWTH FUND DISTRIBUTES INCOME DIVIDENDS IN DECEMBER ONLY.

When you open an account, all dividends and capital gains will be automatically reinvested in the distributing Fund unless you specify on your Account Application that you want to receive your distributions in cash or reinvest them in another Fund. Income dividends and capital gain distributions will be reinvested without a sales charge at the net asset value on the ex-dividend date. You may change your distribution option at any time by writing or calling 1-800-392-CORE (2673).

TAXES

Federal

As with any investment, you should consider the tax implications of an investment in the Funds. The following briefly summarizes some of the important tax considerations generally affecting the Funds and their shareholders. You should consult your tax adviser with specific reference to your own tax situation, including the applicability of any state and local taxes. You will be advised at least annually regarding the federal tax treatment of dividends paid to you.

Dividends paid by the Westcore Equity Funds and the Westcore Long-Term Bond and Intermediate-Term Bond Funds will be subject to federal income tax, whether they were paid in cash or reinvested in additional shares. Federal income taxes for dividends paid to an IRA or a qualified retirement plan are generally deferred. Income dividends will qualify for the dividends received deduction for corporations to the extent of

--------------------------------------------------------------------------------

the total qualifying dividends received by the distributing Fund from domestic corporations for the year.

The Colorado Tax-Exempt Fund anticipates that substantially all of its income dividends will be exempt from federal income tax (these dividends are known as "exempt-interest dividends") although any dividends derived from occasional taxable investments will be subject to federal income tax. In addition, shareholders must treat the portion of dividends paid by the Fund derived from interest received on certain private activity bonds as an item of tax preference for purposes of the federal alternative minimum tax.

Any capital gain dividend paid by a Fund to a shareholder who is not exempt from federal income taxes will be taxable as a long-term capital gain, no matter how long the shareholder has held the Fund's shares.

[Mountain logo] WESTCORE FUNDS
--------------------------------------------------------------------------------

        [Black and white photograph of mountain and trees]

Any dividends declared by a Fund in October, November or December and payable to shareholders of record during those months will be deemed to have been paid by the Fund and received by shareholders on December 31 of the same year even if the amounts are actually paid in January of the following year.

If you purchase Fund shares before the record date of a dividend, the entire amount of the dividend, although in effect a return of capital, will be subject to federal income taxes.

You may realize a taxable gain or loss when you redeem, transfer or exchange shares of a Fund. If you hold shares for six months or less and during that time you receive a capital gain dividend, any loss you realize on the sale of those shares will be treated as a long-term capital loss to the extent of the earlier distribution.

Because each Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code (the "Code"), each Fund generally will not be required to pay federal income taxes on its income and capital gains.

Colorado State Taxes

Shareholders who are subject to Colorado state income tax will not be subject to such tax on dividends paid by the Westcore Colorado Tax-Exempt Fund to the extent that (i) they qualify as exempt-interest dividends of a regulated investment company under Section 852(b)(5) of the Code and are attributable to:

     - obligations of the State of Colorado or its political subdivisions issued on or after May 1, 1980; or

     - obligations of the State of Colorado or its political subdivisions issued prior to May 1, 1980, to the extent such interest is specifically exempt from income taxation under the laws of Colorado authorizing the issuance of such obligations;

or (ii) they are attributable to:

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

     - obligations of possessions and territories of the United States to the extent federal law exempts such obligations from state taxes; or

     - obligations of the United States or its possessions to the extent such obligations are subject to federal income tax.

However, to the extent distributions are received that are not attributable to the sources described above, such as distributions of short or long-term capital gain, they will not be exempt from Colorado income tax.

There are no municipal income taxes in Colorado. Moreover, because shares of the Westcore Funds are intangibles, they are not subject to Colorado property tax. Shareholders of the Westcore Funds should consult their tax advisers about other state and local tax consequences of their investment in the Fund.

--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

        [Black and white photograph of mountain and trees]

PERFORMANCE REPORTING

This section will help you understand various terms that are commonly used to describe a Fund's performance. You may see references to these terms in newsletters, advertisements and in media articles. Newsletters, advertisements and other publications may include comparisons of a Fund's performance with the performance of various indices and investments for which reliable performance data are available and to averages, performance rankings or other information compiled by recognized mutual fund statistical services.

AGGREGATE TOTAL RETURN

     - reflects income and capital appreciation/depreciation and establishes a total percentage change in the value of an investment in a Fund over a specified measuring period.

AVERAGE ANNUAL TOTAL RETURN

     - represents the average annual percentage change in the value of an investment in a Fund over a specified measuring period. It is calculated by taking the aggregate total return for the measuring period and determining what constant annual return would have produced the same aggregate return. Average annual returns for more than one year tend to smooth out variations in a Fund's return and are not the same as actual annual results.

Both methods of calculating total return assume that you have reinvested dividends made by a Fund during the period in Fund shares.

YIELD

     - shows the rate of income a Fund earns on its investments as a percentage of its share price. It is calculated by dividing the Fund's net investment income for a 30-day period by the product of the average daily number of shares entitled to receive dividends and the Fund's NAV per share at the end of the 30-day period. The result is then annualized. This represents the amount you would earn if you remained invested in a Fund for a year and the Fund continued to have the same yield for the year. Yield does not include changes in NAV.

TAX-EQUIVALENT YIELD

     - of the Westcore Colorado Tax-Exempt Fund shows the level of the taxable yield needed to produce an after-tax yield equivalent to the Fund's tax-free yield. It is calculated by increasing the Fund's yield by the amount necessary to reflect the payment of federal and Colorado personal income taxes at a stated tax rate. The Fund's tax-equivalent yield will always be higher than its yield.

Any fees charged by your Service Organization directly to your account in connection with an investment in a Fund will not be included in the Fund's calculations of yield and/or total return.

Performance quotations of a Fund represent its past performance, and you should not consider them representative of future results. The investment return and principal value of an investment in a Fund will fluctuate so that your shares, when redeemed, may be worth more or less than their original cost. Because performance will fluctuate, you cannot necessarily compare an investment in Fund shares with bank deposits, savings accounts and similar investment alternatives that often provide an agreed or guaranteed fixed yield for a stated period of time.

--------------------------------------------------------------------------------
Questions? Call 1-800-392-CORE (2673)

--------------------------------------------------------------------------------

        [Black and white photograph of mountain and trees]

MANAGEMENT OF THE FUNDS

BOARD OF TRUSTEES

The business and affairs of each Fund are managed under the direction of the Trust's Board of Trustees. The SAI contains information about the Board of Trustees.

INVESTMENT ADVISER

Denver Investment Advisors LLC ("Denver Investment Advisors") serves as the investment adviser to the Funds. The Investment Adviser has its principal offices at 1225 17th Street, 26th Floor, Denver, Colorado 80202. As of June 30, 1997, Denver Investment Advisors had approximately $10.4 billion in assets under active management. In addition to the Trust, Denver Investment Advisors also advises or sub-advises two other investment company portfolios, the Blue Chip Value Fund, Inc. and the PaineWebber Managed Assets Trust-PaineWebber Capital Appreciation Fund.

Subject to the overall authority of the Trust's Board of Trustees, Denver Investment Advisors has agreed to provide a continuous investment program for the Funds, including investment research and management. These management responsibilities include, among other things, furnishing economic and statistical information as requested by the Trust's trustees and officers. The Investment Adviser makes investment decisions for the Funds and places orders for all purchases and sales of the Funds' portfolio securities.

INVESTMENT PERSONNEL

TODGER ANDERSON, CFA, President of Denver Investment Advisors, has been primarily responsible for the day-to-day management of Westcore MIDCO Growth
Fund since its inception.   Mr. Anderson has been a portfolio manager with
Denver Investment Advisors and its predecessor, Denver Investment Advisors, Inc., since 1975. He received his B.A. from Colby College and his M.B.A. from the University of Denver.

VARILYN K. SCHOCK, CFA, a Vice President and Director of Quantitative Strategies with Denver Investment Advisors, has been primarily responsible for the day-to-day management of Westcore Blue Chip Fund since 1991 and Westcore Small-Cap Opportunity Fund since its inception. Ms. Schock has been with Denver Investment Advisors and its predecessor, Denver Investment Advisors, Inc.,

--------------------------------------------------------------------------------

since 1984 and has been a portfolio manager with the company since 1987. She received her B.A. from the University of Denver.

MILFORD H. SCHULHOF, II, a Vice President of Denver Investment Advisors, has been primarily responsible for the day-to-day management of Westcore Growth and Income Fund since October 1995. Mr. Schulhof has been a Vice President and portfolio manager with Denver Investment Advisors and its predecessor, Denver Investment Advisors, Inc. since 1985. He received his B.S. from Drake University and his M.B.A. from the University of Denver.

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

JEROME R. POWERS, CFA, a Vice President of Denver Investment Advisors, is primarily responsible for the day-to-day management of Westcore Long-Term Bond and Intermediate-Term Bond Funds effective October 1, 1997. Mr. Powers spent 2 years at GNA Corporation where he served as Vice President of Investments and Senior Portfolio Manager. Prior to his experience at GNA Corporation, Mr. Powers was employed at Northwestern Mutual Life Insurance Company where he left as Vice President of Public Fixed Income. He received his B.B.A. from the University of Minnesota, Duluth and received his M.M. in Finance from the J.L. Kellogg Graduate School of Management at Northwestern University.

ROBERT O. LINDIG is a Vice President of Denver Investment Advisors. He has been primarily responsible for the day-to-day management of the Westcore Colorado Tax-Exempt Fund since its inception. Mr. Lindig has 34 years experience in the institutional bond market. Prior to his employment with the Investment Adviser, Mr. Lindig was Vice President and Trust Officer of First Interstate Bank of Denver, N.A. Mr. Lindig received his B.A. degree from Dartmouth College and his M.B.A. from Columbia University.

--------------------------------------------------------------------------------
Questions?  Call 1-800-392-CORE (2673)

--------------------------------------------------------------------------------

       [Black and white photograph of mountains and trees]

MANAGEMENT OF THE FUNDS  (continued)

CO-ADMINISTRATORS

ALPS and Denver Investment Advisors serve as co-administrators to the Funds (the "Administrators"). As Administrators, they have agreed to: assist in maintaining the Funds' office; furnish the Funds with clerical and certain other services required by them; compile data for and prepare notices and semi-annual reports to the SEC; prepare filings with state securities commissions; coordinate federal and state tax returns; monitor each Fund's expense accruals; monitor compliance with each Fund's investment policies and limitations; and generally assist in each Fund's operations. The Administrators are entitled to receive a fee from each Fund for administrative services, computed daily and payable monthly, at the aggregate annual rate of .30% of each Fund's average daily net assets. The Administrators may voluntarily waive all or any portion of their administration fees from time to time.

Pursuant to a separate agreement, ALPS has agreed to maintain the financial accounts and records of each Fund and to compute the net asset value and certain other financial information relating to each Fund.

The Trust has agreed to reimburse Denver Investment Advisors for costs incurred by Denver Investment Advisors for providing recordkeeping and sub-accounting services to persons who beneficially own shares of a Fund through omnibus accounts ("Beneficial Shares"). The amount reimbursed with respect to a Fund will not exceed the lesser of the costs actually borne by Denver Investment Advisors or the effective rate for transfer agency services borne by a Fund without taking into account such Beneficial Shares and applying such rate to such Beneficial Shares. The Administrators are also authorized to make payments from their administrative fees or other sources to persons for providing services to a Fund or its shareholders.

--------------------------------------------------------------------------------

TRANSFER AGENT

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA  02015,

provides the Funds with transfer agency services in return for compensation.


BREAKDOWN OF MANAGEMENT EXPENSES AND EXPENSE LIMITS

Each Fund pays the Investment Adviser an advisory fee under the advisory agreement. The fees are set forth below and are expressed as an annual percentage of a Fund's average daily net assets.

The Investment Adviser may from time to time voluntarily waive all or any portion of these fees and reimburse expenses of a Fund; however, it may modify or discontinue this practice at any time.

--------------------------------------------------------------------------------
Questions? Call 1-800-392-CORE (2673)


                                                                            Effective Advisory Fees for the
Fee Schedule                                Contractual Advisory Fees           Year Ended May 30, 1997
-----------------------------------------------------------------------------------------------------------
 Westcore MIDCO Growth Fund                         .65%                                 .65%
-----------------------------------------------------------------------------------------------------------
 Westcore Blue Chip Fund                            .65%                                 .60%
-----------------------------------------------------------------------------------------------------------
 Westcore Growth and Income Fund                    .65%                                 .28%
-----------------------------------------------------------------------------------------------------------
 Westcore Small-Cap Opportunity Fund               1.00%(1)                              .63%
-----------------------------------------------------------------------------------------------------------
 Westcore Long-Term Bond Fund                       .45%                                 .28%
-----------------------------------------------------------------------------------------------------------
 Westcore Intermediate-Term Bond Fund               .45%                                 .35%
-----------------------------------------------------------------------------------------------------------
 Westcore Colorado Tax-Exempt Fund                  .50%                                 .00%
-----------------------------------------------------------------------------------------------------------

(1)ALTHOUGH THE FEE PAYABLE BY WESTCORE SMALL-CAP OPPORTUNITY FUND IS HIGHER THAN THE FEE PAYABLE BY THE OTHER FUNDS, THE INVESTMENT ADVISER BELIEVES THAT IT IS WITHIN THE RANGE OF FEES PAYABLE BY FUNDS WITH COMPARABLE INVESTMENT OBJECTIVES AND POLICIES.

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

OTHER INFORMATION CONCERNING THE TRUST AND ITS SHARES

Westcore Trust was originally organized as a Maryland corporation on January 11, 1982. It was reorganized as a Massachusetts business trust on December 10, 1985.

The Trust's Amended and Restated Declaration of Trust authorizes the Board of Trustees to classify or reclassify any unissued shares of the Trust into one or more classes of shares. Pursuant to such authority, the Board has authorized the issuance of an unlimited number of shares representing interests in the Funds. No other classes or series of shares are currently offered.

SHAREHOLDER MEETINGS

Westcore Trust does not presently intend to hold meetings of shareholders except as required by the 1940 Act or other applicable law. Under the 1940 Act, the Board of Trustees is required to call a meeting of shareholders for the purpose of voting upon the removal of any trustee or trustees when requested in writing to do so by the record holders of at least 10% of the outstanding shares. If a shareholders meeting is held, you will be entitled to one vote for each full share you hold and proportionate fractional votes for fractional shares you hold. It is contemplated that the shareholders of each Fund will vote separately by Fund on matters pertaining to its investment advisory agreement and any changes in its fundamental investment limitations.

As of September 8, 1997, Wells Fargo Bank and its affiliated banks possessed, on behalf of their underlying customer accounts, voting or investment power with respect to a majority of all of the outstanding shares of Westcore Trust; therefore, under the 1940 Act, they may be deemed to be a controlling person of the Trust.

        [Black and white photograph of mountain and trees]


INQUIRIES

Please write or call Westcore Trust at the address or telephone number listed on the cover of this Prospectus with any inquiries you may have regarding the Funds.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

        [Black and white photograph of mountain and trees]

Supplemental Information

INFORMATION ON INVESTMENT POLICIES AND ADDITIONAL RISK FACTORS

Denver Investment Advisors uses a range of different investments and investment techniques in seeking to achieve a Fund's investment objective. All Funds do not use all of the investments and investment techniques described in this section. The Westcore MIDCO Growth, Blue Chip, Growth and Income and Small-Cap Opportunity Funds are referred to collectively as the "Westcore Equity Funds." The Westcore Long-Term Bond, Intermediate-Term Bond and Colorado Tax-Exempt Funds are referred to collectively as the "Westcore Bond Funds."

Municipal Obligations (Westcore Bond Funds)

Municipal Obligations include: (i) "general obligation" securities that are secured by the issuer's full faith, credit and taxing power; (ii) revenue securities that are payable only from the revenues derived from a particular facility or other specific revenue source such as the user of the facility being financed; (iii) "moral obligation" securities that are normally issued by special purpose public authorities; and (iv) private activity bonds (such as bonds issued by industrial development authorities) that are usually revenue securities issued by or for public authorities to finance a privately operated facility.

In many cases, the Internal Revenue Service has not ruled on whether the interest received on a Municipal Obligation is tax-exempt, and, accordingly, purchases of these securities are based on the opinion of bond counsel to the issuers at the time of issuance. The Funds and the Investment Adviser rely on these opinions and will not review the bases for them.

Special Considerations Regarding Investment in Colorado Obligations (Westcore Colorado Tax-Exempt Fund)

The Fund normally invests at least 65% of its total assets in Colorado Obligations. If Colorado or any of its political subdivisions suffer serious financial difficulties such that the ability to pay obligations might be jeopardized, the ability of such entities to market their securities and the value of the Fund could be adversely affected.

U.S. Government Obligations
(All Westcore Funds)

Each Fund may invest in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. Direct obligations of the U.S. government such as Treasury bills, notes and bonds are supported by its full faith and credit. Indirect obligations issued by federal agencies and government-sponsored entities generally are not backed by the full faith and credit of the U.S. Treasury. Some of these indirect obligations may be supported by the right of the issuer to borrow from the Treasury; others are supported by the discretionary authority of the U.S. government to purchase the agency's obligations; still others are supported only by the credit of the instrumentality.

Money Market Instruments
(All Westcore Funds)

Each Fund may invest from time to time in money market instruments such as bank obligations, commercial paper and corporate bonds with remaining maturities of 13 months or less. Bank obligations include bankers' acceptances, certain negotiable certificates of deposit and time deposits such as U.S. dollar-denominated instruments issued or supported by the credit of U.S. or foreign banks. Commercial paper is a short-term debt obligation with a maturity ranging from 1 to 270 days issued by banks, corporations and other borrowers.

Each Fund may invest in short-term funding agreements. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee the return of principal and may guarantee a stream of payments over time. A funding agreement may have either a fixed rate or variable interest rate that is based on an index and guaranteed for a set time period. The Funds intend to invest only in funding agreements which have a put feature which may be exercised on seven days' notice.

Variable and Floating Rate Instruments
(Westcore Bond Funds)

These Funds may purchase variable and floating rate demand instruments, including variable amount master demand notes, issued by corporations, industrial development authorities and governmental entities.

Repurchase Agreements and Reverse Repurchase Agreements
(All Westcore Funds)

In a repurchase agreement, a Fund agrees to purchase portfolio securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Repurchase agreements involve the risk that the seller will fail to repurchase the securities, as agreed. In that event, the Fund will bear the risk of possible loss because of adverse market action or delays in liquidating the underlying obligations. Repurchase agreements are considered to be loans under the 1940 Act.

        [Black and white photograph of mountain and trees]

Each Fund may borrow money for temporary purposes by entering into reverse repurchase agreements. Under these agreements, a Fund sells portfolio securities to financial institutions and agrees to buy them back later at an agreed upon time and price. Reverse repurchase agreements involve the risk of counterparty default and possible loss of collateral held by the counterparty.

Lower-Rated Securities
(All Westcore Equity Funds)

Investments in issuers of securities rated below investment grade (commonly known as "junk bonds") are considered to be more speculative than securities rated investment grade and higher. There are particular risks associated with these securities, including: (a) the relative youth and growth of the market;
(b) their greater sensitivity to interest rate and economic changes, which could negatively affect their value and the ability of issuers to make principal and interest payments; (c) the relatively low trading market liquidity for the securities, which may adversely affect the price at which they could be sold;
(d) a greater risk of default or price changes because of changes in the issuer's creditworthiness; and (e) the adverse impact that legislation restricting lower-rated securities may have on their market.

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------
Securities Lending
(All Westcore Funds, other than Westcore Colorado Tax-Exempt Fund)

These Funds may lend their portfolio securities to institutional investors as a means of earning additional income. Securities loans present risks of delay in receiving collateral or in recovering the securities loaned or even a loss of rights in the collateral if the borrower of the securities fails financially. A loan will not be made if, as a result, the total amount of a Fund's outstanding loans exceeds 30% of its total assets.

Restricted Securities
(All Westcore Funds)

No Fund will knowingly invest more than 15% of the value of its net assets in securities that are illiquid. Illiquid securities include repurchase agreements, securities loans and time deposits that are not terminable within seven days, certain municipal leases and certain securities that are not registered under the securities laws. Pursuant to guidelines adopted by the Board of Trustees, the Investment Adviser may determine that certain securities that are not registered under the Securities Act of

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

1933 are not illiquid and therefore are not subject to this 15% limitation. However, there can be no assurance that a liquid market will exist for any security at a particular time.

In addition, the purchase of such securities could have the effect of increasing the level of illiquidity of the Funds during periods that qualified institutional buyers become uninterested in purchasing these restricted securities.

Convertible Securities
(All Westcore Funds, other than Westcore Colorado Tax-Exempt Fund)

These Funds may invest in convertible securities, including bonds and preferred stocks, that may be converted into common stock at a specified price or conversion ratio. The Funds use the same research-intensive approach and valuation techniques for selecting convertible securities as are used for the selection of common stocks.

The value of a convertible security is influenced by both interest rates and the value of the underlying common stock. Investments in convertible securities, including in particular those with lower ratings, involve the risk that the securities, when converted, may be worth less than the prestated price.

Asset-Backed Securities
(Westcore Bond Funds, other than Westcore Colorado Tax-Exempt Fund)

These Funds may purchase asset-backed securities, which are securities backed by installment sale contracts, credit card receivables or other assets. The yield characteristics of asset-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. The prepayment rate is primarily a function of current market rates and conditions. In periods of rising interest rates, the rate of prepayment tends to increase. During periods of falling interest rates, the reinvestment of prepayment proceeds by a Fund will generally be at a lower rate than the rate on the prepaid obligation. Prepayments may also result in some loss of a Fund's

--------------------------------------------------------------------------------

[Mountain logo] WESTCORE FUNDS    SUPPLEMENTAL INFORMATION
(Continued)
--------------------------------------------------------------------------------


principal investment if any premiums were paid. As a result of these yield characteristics, some high-yielding asset-backed securities may have less potential for growth in value than conventional bonds with comparable maturities. These characteristics may result in a higher level of price volatility for these assets under certain market conditions.

Asset-backed securities are subject to greater risk of default during periods of economic downturn than conventional debt instruments, and the holder frequently has no recourse against the entity that originated the security. In addition, the secondary market for certain asset-backed securities may not be as liquid as the market for other types of securities, which could result in the Funds' experiencing difficulty in valuing or liquidating such securities.

--------------------------------------------------------------------------------
Questions? Call 1-800-392-CORE (2673)

             [Black and white photograph of mountain and trees]

Mortgage-Related Securities
(Westcore Bond Funds, other than Westcore Colorado Tax-Exempt Fund)

These Funds may invest in mortgage-related securities issued or guaranteed by U.S. government agencies and private issuers. They may include mortgage pass-through certificates, which provide the holder with a pro rata interest in the underlying mortgages, and collateralized mortgage obligations ("CMOs"), which provide the holder with a specified interest in the cash flow of a pool of underlying mortgages or other mortgage-backed securities. Issuers of CMOs frequently elect to be taxed as pass-through entities known as real estate mortgage investment conduits ("REMICs"). CMOs are issued in multiple classes, each with a specified fixed or floating interest rate and a final distribution date.

Mortgage-related securities involve risks similar to those described under "Asset-Backed Securities," including prepayment risks. In addition, CMOs may exhibit more price volatility and interest rate risk than other types of mortgage-related obligations.

REITs (All Westcore Funds, other than Colorado Westcore Tax-Exempt Fund)

The Funds may invest in equity real estate investment trusts ("REITs") and mortgage REITs. Equity REITs invest directly in real property. Mortgage REITs invest in mortgages on real property. The Westcore Bond Funds may invest in fixed-income securities issued by REITs. The Westcore Equity Funds may invest in equity securities issued by REITs.

REITs may be subject to certain risks associated with the direct ownership of real estate including declines in the value of real estate, risks related to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, and variations in rental income. Generally, increases in interest rates will decrease the value of high yielding securities and increase the costs of obtaining financing, which could decrease the value of the portfolio's investments. In addition, equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of credit extended. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self liquidation and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code and to maintain exemption from the 1940 Act.

Options and Futures
(All Westcore Funds, other than Westcore Colorado Tax-Exempt Fund)

These Funds may buy put options and call options and write covered call and secured put options on securities and securities indices. A put option gives the buyer the right to sell and the writer the obligation to buy the underlying security at the stated exercise price at any time prior to the expiration date of the option. Writing a secured put option means that a Fund maintains in a segregated account with its custodian cash or U.S. Government securities in an amount not less than the exercise price of the option at all times during the option period. A call option gives the buyer the right to buy the underlying security at the stated exercise price at any time prior to the expiration of the option. Writing a covered call option means that a Fund owns or has the right to acquire the underlying security, subject to call at the stated exercise price at all times during the option period. Options involving securities indices provide the holder with the right to make or receive a cash settlement upon exercise of the option based on movements in the index. Options purchased by a Fund will not exceed 5% of its net assets and options written by a Fund will not exceed 25% of its net assets. All options will be listed on a national securities' exchange and issued by the Options Clearing Corporation.

These Funds may invest to limited extent in futures contracts and options on futures contracts in order to reduce their exposure to movements of security prices pending investment, for hedging purposes or to maintain liquidity. Futures contracts obligate a Fund, at maturity, to take or make delivery of certain securities or the cash value of a contract or securities index. Each Fund may also purchase and sell call and put options on futures contracts traded on an exchange or board of trade.

Equity & Bond Funds Prospectus

           [Black and white photograph of mountain and trees]

In accordance with regulations of the Commodity Futures Trading Commission, a Fund's commodities transactions must constitute bona fide hedging or other permissible transactions. In addition, a Fund may not engage in commodities transactions if the sum of the amount of initial margin deposits and premiums paid for related options, other than for bona fide hedging transactions, would exceed 5% of its assets (after certain adjustments). In connection with a position in a futures contract or related option, a Fund will create a segregated account of liquid high-grade assets or will otherwise cover its position in accordance with SEC requirements.

--------------------------------------------------------------------------------

Options trading and futures transactions are highly specialized activities and carry greater than ordinary investment risks. The primary risks associated with the use of options and futures contracts are: (1) options and futures may fail as hedging techniques when the price movements of the securities underlying them do not follow the price movements of the portfolio securities subject to the hedge; (2) a Fund will likely be unable to control losses by closing its position in these investments where a liquid secondary market does not exist;
(3) losses from investing in futures transactions because of unanticipated market movements are potentially unlimited; and (4) gains and losses on investments in options and futures depend on the Investment Adviser's ability to correctly predict the direction of securities prices, interest rates and other economic factors.

Foreign Currency Exchange Transactions
(All Westcore Equity Funds)

These Funds may buy and sell securities and receive amounts denominated in currencies other than the U.S. dollar, and may enter into currency exchange transactions from time to time. A Fund will purchase foreign currencies on a "spot" or cash basis at the prevailing rate in the foreign currency exchange market or enter into forward foreign currency exchange contracts. Under these contracts the Fund would agree with a financial institution to purchase or sell a stated amount of a foreign currency at a specified price, with delivery to take place at a specified date in the future. Because there is a risk of loss to a Fund if the other party does not complete the transaction, these contracts will be entered into only with parties approved by the Fund's Board of Trustees.

A Fund may maintain "short" positions in forward foreign currency exchange transactions whereby the Fund would agree to exchange currency that it currently did not own for another currency at a future date and at a specified price.
This would be done in anticipation of a decline in the value of the currency sold short relative to the other currency and not for speculative purposes. In order to ensure that the short position is not used to achieve leverage with respect to a Fund's investments, the Fund would establish with its custodian a segregated account consisting of cash or certain liquid high-grade debt securities equal in value to the market value of the currency involved.

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

When-Issued Purchases and Forward Commitments
(All Westcore Funds)

Each Fund may purchase or sell securities on a "when-issued" or "forward commitment" basis which involves a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date. These transactions permit a Fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates.
The Fund would bear the risk, however, that the price or yield obtained in a transaction may be less favorable than the price or yield available in the market when the delivery occurs. Because a Fund is required to hold and maintain in a segregated account until the settlement date cash, U.S. Government securities or liquid assets, in an amount sufficient to meet the purchase price, the Fund's liquidity and ability to manage its portfolio might be affected during periods in which its commitments exceed 25% of the value of its assets. The Funds do not intend to engage in when-issued purchases and forward commitments for speculative purposes.

Securities Issued by Other Investment Companies
(All Westcore Funds)

Each Fund may invest in securities issued by other investment companies subject to the requirements of applicable securities laws. When a Fund invests in another investment company, it pays a pro rata portion of the advisory and other expenses of that company as a shareholder of that company. These expenses would be in addition to the Fund's own expenses.

--------------------------------------------------------------------------------
Questions? Call 1-800-392-CORE (2673)

[Mountain logo] WESTCORE FUNDS

             [Black and white photograph of mountain and trees]

Foreign Securities
(All Westcore Funds)

These Funds may invest in foreign securities. There are risks and costs involved in investing in securities of foreign issuers (including foreign governments), which are in addition to the usual risks inherent in U.S. investments. Investments in foreign securities may involve higher costs than investments in U.S. securities, including higher transaction costs as well as the imposition of additional taxes by foreign governments. Foreign investments may involve further risks associated with the level of currency exchange rates, less complete financial information about the issuer, less market liquidity and political instability. Future political and economic developments, the possible imposition of withholding taxes on interest income, the possible seizure or nationalization of foreign holdings, the possible establishment of exchange controls or the adoption of other governmental restrictions might adversely affect the payment of principal and interest on foreign obligations. Moreover, foreign banks and foreign branches of domestic banks may be subject to less stringent reserve requirements and to different accounting, auditing and recordkeeping requirements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Investments in foreign securities may be in the form of American Depository Receipts ("ADRs"), European Depository Receipts ("EDRs") and similar securities. These securities may not be denominated in the same currency as the securities they represent. ADRs are receipts typically issued by a United States bank or trust company, and EDRs are receipts issued by a European financial institution evidencing ownership of the underlying foreign securities. Up to 25% of the MIDCO Growth and the Growth and Income Funds' assets, and up to 5% of the Blue Chip Fund's assets, may be invested in securities issued by foreign companies, either directly (if the company is listed on a U.S. exchange) or indirectly through ADRs.

Stand-by Commitments
(Westcore Colorado Tax-Exempt Fund)

The Fund may acquire stand-by commitments under which a dealer agrees to purchase certain Municipal Obligations at the Fund's option at a price equal to their amortized cost value plus interest. These commitments will be used only to assist in maintaining the Fund's liquidity and not for trading purposes.

Portfolio Turnover
(All Westcore Funds)

A Fund may sell a portfolio investment soon after it is purchased if the Investment Adviser believes that a sale is consistent with the Fund's investment objective. A high rate of portfolio turnover involves correspondingly greater brokerage commission expenses, tax consequences (including the possible realization of additional taxable capital gains and income) and other transaction costs, which must be borne directly by the Fund involved and ultimately by its shareholders.

Risk Factors Associated with Derivative Instruments
(All Westcore Funds)

Each Fund may purchase certain "derivative" instruments as have been described under various headings. Derivative instruments are instruments that derive value from the performance of underlying assets, interest or currency exchange rates, or indices, and include, but are not limited to, futures contracts, options, forward currency contracts and structured debt obligations (including collateralized mortgage obligations and

--------------------------------------------------------------------------------

other types of asset-backed securities and various floating rate instruments, including inverse floaters).

Derivative instruments present, to varying degrees, market risk that the performance of the underlying assets, exchange rates or indices will decline; credit risk that the dealer or other counterparty to the transaction will fail to pay its obligations; volatility and leveraging risk that, if interest or exchange rates change adversely, the value of the derivative instrument will decline more rapidly than the assets, rates or indices on which it is based; liquidity risk that a Fund will be unable to sell a derivative instrument when it wants because of lack of market depth or market disruption; pricing risk that the value of a derivative instrument (such as an option) will not correlate exactly to the value of the underlying assets, rates or indices on which it is based or may be difficult to determine because of a lack of reliable objective information and an established secondary market; and operations risk that loss will occur as a result of inadequate systems and controls, human error or otherwise. Many of these instruments are proprietary products that have been recently developed by investment banking firms and, it is uncertain how they will perform under different economics and interest rate scenarios.

--------------------------------------------------------------------------------

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

APPENDIX   [BLACK AND WHITE PHOTOGRAPH OF MOUNTAIN AND TREES]

PRIOR PERFORMANCE OF INVESTMENT ADVISER FOR WESTCORE GROWTH AND INCOME FUND

    On January 1, 1996, the name of Westcore's "Equity Income Fund" was changed to "Growth and Income Fund." The name change reflected a change to a growth and income investment objective and changes to investment policies of the Fund. This section provides performance information for an account managed by the Investment Adviser with growth and income objectives and policies, prior to the date that such policy and objectives were implemented for the Westcore Growth and Income Fund.

    The table on page A-2 sets forth historical performance data of the Investment Adviser for the only actual discretionary account managed by the Investment Adviser during the periods indicated, that had investment objectives, policies, strategies and risks substantially similar to those of the Westcore Growth and Income Fund. For the periods prior to October 1, 1995, the performance reflects that of a non-fee paying commingling account. For the three-month period ended December 31, 1995, performance reflects that of an account which is a mutual fund. The performance has been restated to reflect certain expenses, as set forth in footnote 2 to the table.

    The data is provided to illustrate the past performance of the Investment Adviser in managing a substantially similar account as measured against a specified market index and does not represent the performance of the Westcore Growth and Income Fund. Investors should not consider this performance data as an indication of future performance of the Westcore Growth and Income Fund or of the Investment Adviser. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. All returns presented were calculated on a total return basis and include all dividends and interest, accrued income and realized and unrealized gains and losses. All returns reflect the deduction of custodial fees, if any, and brokerage commissions and execution costs paid by the account, without provision for federal or state income taxes. Securities transactions are accounted for on the trade date and accrual accounting is utilized. Cash and equivalents are included in performance returns. The monthly returns of the account are calculated on a time-weighted rate of return that is revalued whenever cash flows

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

    exceed $500. Quarterly and yearly returns are calculated by geometrically linking the monthly and quarterly returns, respectively. No leverage was used in the account. The return of the mutual fund for the three months ended December 31, 1995 has been calculated by the mutual fund. The use of a different methodology to calculate performance could result in different performance data. The performance presentation is not audited.

    The commingled account whose performance is reflected on back was not subject to the same types of expenses to which the Westcore Growth and Income Fund is subject nor to the diversification requirements, specific tax restrictions and investment limitations imposed on the Westcore Growth and Income Fund by the Investment Company Act or Subchapter M of the Internal Revenue Code. Consequently, the performance results for the commingled account could have been adversely affected if the account had been regulated as an investment company under the federal securities laws.

    The Investment Adviser's advisory fee schedule for growth and income investing is .65% of assets. Additional information concerning fees charged for investment services offered by the Investment Adviser is contained in Part II of the Investment Adviser's Form ADV which is on file with the Securities and Exchange Commission and is available upon request.

--------------------------------------------------------------------------------

        INVESTMENT ADVISER'S GROWTH AND INCOME PERFORMANCE

                                           Assets Included in
                                              Adviser's         Investment Adviser's
                     Investment Adviser's  Growth and Income        Total Assets
                      Growth and Income     Performance(3)       Under Management(4)      Standard & Poor's
Year(1)                 Performance(2)      ($ thousands)           ($ thousands)           500 Index(5)
1986                      17.97%              $68,227               $2,514,300                18.64%

1987                      (0.92)%             $57,193               $3,700,500                 5.28%

1988                       9.79%              $49,750               $4,269,900                16.55%

1989                      25.32%              $49,554               $4,876,900                31.61%

1990                      (3.81)%             $42,455               $4,171,400                (3.05)%

1991                      42.33%              $58,368               $5,566,100                30.46%

1992                      11.97%              $63,106               $6,282,100                 7.63%

1993                      16.45%              $72,620               $7,527,043                10.08%

1994                      (4.22)%             $69,021               $8,242,854                 1.32%

1995                      29.95%              $25,125               $9,546,291                37.58%

Compounded Annual
Return For 5
Years Ended 1995          18.23%                   --                       --                16.59%

Compounded Annual
Return For 10
Years Ended 1995          13.58%                   --                       --                14.87%

------------------------------


(1) All periods are ended December 31.

(2) Annual total return is presented for each year and compounded annual return is presented for each period, net of expenses. The performance has been restated to reflect a total expense ratio of 1.15%, which is the expense ratio that the Westcore Growth and Income Fund is expected to incur during the current fiscal year and which reflects a management fee of .65% of net assets. That expense ratio reflects voluntary fee waivers and/or expense reimbursements by the administrators of the Westcore Growth and Income Fund. These waivers and/or reimbursements may be modified or terminated at any time.

(3) Assets whose performance is reflected in the Investment Adviser's growth and income performance at December 31.

(4) Assets under management of the Investment Adviser at December 31.

(5) Annual total return is presented for each year and compounded annual return is presented for each period. The S&P 500 Index is an unmanaged Index containing common

--------------------------------------------------------------------------------

    stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The Index reflects the investment of income dividends and capital gain distributions, if any, but does not reflect fees, brokerage commissions, or other expenses or investing.

                        RATING CATEGORIES

MOODY'S INVESTORS SERVICE, INC.

BOND RATING   EXPLANATION

Aaa           Highest quality, smallest degree of investment risk.

Aa High quality; together with Aaa bonds, they compose the high-grade bond group.

A Upper medium-grade obligations; some favorable investment attributes.

Baa Medium-grade obligations; neither highly protected nor poorly secured. Interest and principal payments appear adequate for the present, but certain protective elements may he lacking or may be unreliable over any great length of time. Some speculative characteristics.

Ba More uncertain, with speculative elements. Questionable protection of interest and principal payments.

B Lack characteristics of desirable investment; potentially low assurance of timely interest and principal payments or maintenance of other contract terms over time.

Caa Poor standing, may be in default; elements of danger with respect to principal or interest payments.

Ca            Speculative in a high degree; may be in default.

C Lowest-rated; extremely poor prospects of ever attaining investment standing.

D             In default.


STANDARD & POOR'S RATINGS GROUP, DIVISION OF MCGRAW HILL

BOND RATING   EXPLANATION

AAA Highest rating; extremely strong capacity to pay interest and repay principal.

AA High quality; very strong capacity to pay interest and repay principal.

A             Strong capacity to pay interest and repay principal;
              somewhat more susceptible to the adverse effects of changing circumstances and economic conditions.

BBB           Adequate capacity to pay interest and repay principal;
              normally exhibit adequate protection parameters, but adverse economic conditions or changing circumstances more likely to lead to a weakened capacity to pay interest and repay principal than for higher rated bonds.

BB, B,        Predominantly speculative with respect to the
CCC,          issuer's capacity to meet required interest and

                                                  Equity & Bond Funds Prospectus
--------------------------------------------------------------------------------

CC,C          principal payments.  BB--lowest degree of speculation;
              C--the highest degree of speculation. Quality and protective characteristics outweighed by large uncertainties or major risk exposure to adverse conditions.

D             In default.

--------------------------------------------------------------------------------
Questions? Call 1-800-392-CORE (2673)

              WESTCORE FUNDS


              370 17TH STREET
              SUITE 3100
              DENVER, CO  80202





              1-800-392-CORE (2673)
              WWW.WESTCORE.COM








              FUNDS DISTRIBUTED BY ALPS MUTUAL FUNDS SERVICES, INC., MEMBER NASD

[mountain logo]

Westcore Funds [Black and white photograph of mountain]
Westcore MIDCO Growth Fund Prospectus

October 1, 1997

[mountain logo]

Westcore Funds

Prospectus For Westcore MIDCO Growth Fund

This Prospectus describes one mutual fund (the "Fund") offered by Westcore Trust ("Westcore" or the "Trust"). The Fund is a no-load investment. This permits you to purchase and sell shares of the Fund without a sales charge. If you enroll in our Automatic Investment Plan, you can open your account for as little as $50 a month. Otherwise, the minimum initial investment is normally $1,000.

Denver Investment Advisors LLC ("Denver Investment Advisors" or the "Investment Adviser") serves as investment adviser for the Fund. Denver Investment Advisors and its predecessors have more than 39 years of investment management experience and Denver Investment Advisors currently manages approximately $10.4 billion in assets for clients such as corporations, insurance companies and individuals. ALPS Mutual Funds Services, Inc. ("ALPS") serves as the Fund's distributor.

This Prospectus sets forth information that you should consider before investing. Please read this prospectus and keep it for future reference. It contains important information including how the Fund invests and shareholder services available to you. Additional information is contained in a Statement of Additional Information ("SAI"), dated October 1, 1997, on file with the Securities and Exchange Commission (the "SEC"). You may obtain a free copy of the SAI by writing or calling Westcore at the address or telephone number shown on the back cover. The SAI is incorporated by reference into this Prospectus. The SEC maintains a web site (http://www.sec.gov) that contains the SAI material incorporated by reference, and other information regarding the Fund.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[photograph of mountain]

Westcore MIDCO Growth Fund Prospectus
Table of Contents                       [black and white photograph of mountain]
--------------------------------------

Fund Information

Fund Highlights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .6

Expense Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . .6

Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . . .7

Fund Specifics

Investment Objective and Policies. . . . . . . . . . . . . . . . . . . . . .10

Fundamental Investment Limitations . . . . . . . . . . . . . . . . . . . .  13

How To Invest and Obtain Information

How To Open And Add To Your Account. . . . . . . . . . . . . . . . . . . .  14

Minimum Investments. . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

How To Exchange Fund Shares. . . . . . . . . . . . . . . . . . . . . . . .  16

How To Redeem Fund Shares. . . . . . . . . . . . . . . . . . . . . . . . .  17

How To Obtain Account Information, Fund Prices and Fund Performance
Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18

General Account Policies. . . . . . . . . . . . . . . . . . . . . . . . . . 19

Other Information

Distributions And Taxes. . . . . . . . . . . . . . . . . . . . . . . . . .  22

Performance Reporting. . . . . . . . . . . . . . . . . . . . . . . . . . .  23

Management Of Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

Inquires . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

Supplemental Information

Information On Investment Policies And Additional Risk Factors . . . . . .  27

[mountain logo]                  WESTCORE FUNDS

Fund Information

Fund Highlights

This section provides you with a brief overview of the Westcore MIDCO Growth Fund and summarizes the Fund's investment objective. A detailed discussion of its investment objective, policies and risks begins on page 10 and complete information on how to purchase, exchange and redeem Fund shares begins on page 14.

Westcore MIDCO Growth Fund -- seeks to maximize long-term capital appreciation by investing primarily in medium-sized growth companies.

Expense Information

THE EXAMPLE ILLUSTRATES THE EFFECT OF EXPENSES AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

Westcore MIDCO Growth Fund

Shareholder Transaction Expenses                       None

Annual Operating Expenses
(as a percentage of average net assets)

Management Fees                                        0.65%

12b-1 Fees                                             None

All Other Expenses                                     0.49%

Total Operating Expenses                               1.14%(1)

EXAMPLE: Assume you invest $1,000, the annual return on the Fund is 5%, and the Fund's annual operating expenses remain as listed above. The example below shows the operating expenses that you would indirectly bear as an investor in the Fund.

One Year                                               $12

Three Years                                            36

Five Years                                             63

Ten Years                                              139


(1) The Administrators and the Investment Adviser have advised the Trust that they intend to waive fees or reimburse expenses with respect to the Fund so that the Total Operating Expenses will not exceed 1.15%.

Westcore MIDCO Growth Fund Prospectus

                    [black and white photograph of mountain]

The table and example at left show you the various costs and expenses you will bear directly or indirectly as an investor in the Fund. Shareholder Transaction Expenses are charges you pay when buying, exchanging or selling shares of the Fund. The no-load Westcore MIDCO Growth Fund does not charge any Shareholder Transaction Expenses. Annual Fund Operating Expenses, which are based on amounts incurred during the most recent fiscal year, restated to reflect current expenses, are paid out of the Fund's assets and include fees for portfolio management, maintenance of shareholder accounts, general Fund administration, shareholder servicing, accounting and other services.

If you own shares through certain Service Organizations (as described in the section entitled "How to Invest") you may pay account charges in connection with the maintenance of your account at the Service Organization. These account charges are in addition to the expenses shown above.

For more complete descriptions of shareholder transaction expenses and the Fund's operating expenses, see "How to Invest" and "Management of the Fund" in this Prospectus and the financial statements and related notes included in the SAI.

Financial Highlights

Westcore MIDCO Growth Fund
(For a Fund Share Outstanding Throughout the Periods Indicated.)

The table on page 8 provides supplementary information to the Fund's financial statements contained in the SAI and sets forth certain information concerning the historic investment results of Fund shares. The financial highlights are based on the financial statements of the Fund, which have been audited by Deloitte & Touche LLP, the Trust's independent auditors. You should read the table together with the financial statements and related notes included in the SAI. Further information about the performance of the Fund is available in the Annual Report to Shareholders. You may obtain both the SAI and the Annual Report to Shareholders free of charge by contacting ALPS or Westcore Trust at 1-800-392-CORE (2673).

[mountain logo]                  WESTCORE FUNDS

WESTCORE MIDCO GROWTH FUND PROSPECTUS

(For a Fund Share Outstanding Throughout the Periods Indicated.)

For the Year Ended May 31,*

                                        1997     1996     1995     1994     1993     1992     1991     1990      1989    1988
Net asset value--beginning of period   $22.90   $17.12   $16.09   $15.79   $14.38   $14.00   $11.57   $12.18    $9.82   $12.20
Income From Investment Operations
Net investment income (loss)            (0.15)   (0.08)    0.00     0.00     0.04     0.06     0.07     0.24     0.19     0.03
Net realized and unrealized
gain (loss) on investments               1.19     6.58     1.56     1.34     2.48     1.84     3.16     1.32     2.52    (1.47)
Total income (loss) from
investment operation                     1.04     6.50     1.56     1.34     2.52     1.90     3.23     1.56     2.71    (1.44)
Dividends and Distributions
to Shareholders
Dividends from net
investment income                        0.00     0.00     0.00     0.00     0.00    (0.32)   (0.08)   (0.24)   (0.10)   (0.28)
Distributions from net realized
gain on investments                     (3.02)   (0.72)   (0.53)   (1.03)   (1.11)   (1.20)   (0.72)   (1.93)   (0.25)   (0.66)
Return of capital                        0.00     0.00     0.00    (0.01)    0.00     0.00     0.00     0.00     0.00     0.00
Total dividends, distributions and
return of capital to shareholders       (3.02)   (0.72)   (0.53)   (1.04)   (1.11)   (1.52)   (0.80)   (2.17)   (0.35)   (0.94)
Net asset value--end of period         $20.92   $22.90   $17.12   $16.09   $15.79   $14.38   $14.00   $11.57   $12.18    $9.82
Total return                             5.27%   38.62%   10.05%    8.37%   18.04%   14.09%   30.44%   15.33%   28.46%  (13.09%)
Ratios/Supplemental Data:
Net assets, end of
period (000 omitted)                 $590,008 $656,490 $401,760 $335,453 $231,595 $180,681 $131,420  $85,209  $81,948     $557
Ratio of expenses to
average net assets                       1.14%    1.08%    0.94%    0.84%    0.83%    0.80%    0.78%    0.83%    0.80%    1.33%
Ratio of net investment income
(loss) to average net assets            (0.70%)  (0.42%)  (0.03%)  (0.09%)   0.04%    0.12%    0.58%    2.05%    1.21%    0.02%
Ratio of expenses to average
net assets without fee waivers           1.14%    1.10%    0.96%    0.87%    0.85%    0.85%    0.88%    0.88%    0.85%    2.20%(2)
Ratio of net investment
income (loss) to average
net assets without fee waivers          (0.71%)  (0.44%)  (0.05%)  (0.12%)   0.02%    0.07%    0.48%    2.00%    1.16%   (0.85%)
Portfolio turnover rate(1)              60.78%   62.83%   50.19%   52.05%   56.23%   48.17%   75.43%   86.62%   74.03%   91.57%
Average commission rate(2)             $.0466       --       --       --       --       --       --       --       --       --

__________________

(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997, were $347,732,853 and $434,312,060, respectively.
(2) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
 *   Year ended May 30, for 1997.

[mountain logo]                  WESTCORE FUNDS

Fund Specifics

Investment Objective and Policies

This section looks more closely at the Fund's investment objective, policies and securities in which it invests. You should carefully consider your own investment goals, time horizon and risk tolerance before investing in the Fund. You should also carefully review the section entitled "Supplemental Information-Information on Investment Policies and Additional Risk Factors" for a more detailed discussion of the instruments in which the Fund may invest and their associated risks. There can be no assurance that the Fund will achieve its investment objective.

Upon notice to shareholders, the Fund's investment objective and policies may be changed by the Trust's Board of Trustees without the approval of shareholders. In the event of a change, you may want to consider whether the Fund remains a suitable investment for you.

The Westcore MIDCO Growth Fund is designed for long-term investors who can tolerate the risks associated with investments in common stocks. It is most suitable for investors with a long-term investment horizon. The following questions are designed to help you better understand an investment in the Westcore MIDCO Growth Fund.

What is the Fund's investment objective and what are its primary investments?

Westcore MIDCO Growth Fund seeks to maximize long-term capital appreciation (rather than current income) by investing primarily in common stocks. The Investment Adviser uses fundamental research techniques to identify medium-sized growth companies it believes to be attractive. The Investment Adviser believes medium-sized companies' earnings may be greatly impacted by factors such as new products and services, and more entrepreneurial management. Medium-sized companies may also have better opportunities for growth by gaining market share. In the Investment Adviser's view, medium-sized company securities may tend to be less volatile than the securities of smaller companies, while providing higher returns than larger company stocks.

In what types of securities does the Fund invest?

The Investment Adviser selects securities for the Fund from an internally defined universe of medium-sized companies. Under normal circumstances, at least 65% of the value of the Fund's total assets will be invested as described below. Companies selected meet the Adviser's standard for business outlook, growth opportunities and valuation.

Westcore MIDCO Growth Fund, invests primarily in equity securities of medium-sized capitalization companies. As of August 29, 1997, the median capitalization of companies held by the Westcore MIDCO Growth Fund was $2.2 billion. The median capitalization of the companies in the Westcore MIDCO Growth Fund can be expected to fluctuate over time.

What are the other investment policies of the Fund?

The Fund may invest in options, futures, preferred stocks, warrants, foreign currency transactions and fixed-income securities. Additionally, the Fund may invest up to 15% of its total assets in convertible securities which are below investment grade, whether rated or unrated, and which are convertible into common stock. The Fund may also invest, directly or indirectly up to 25% of its total assets in securities issued by foreign companies. The Fund may invest in real estate investment trusts ("REITs").

Westcore MIDCO Growth Fund Prospectus

The Fund may invest in short-term instruments such as U.S. Government obligations, money market instruments, repurchase agreements and securities issued by other investment companies (within the limits prescribed by the Investment Company Act of 1940, as amended ("1940 Act")) and dollar denominated debt obligations of foreign issuers including foreign corporations and governments, municipal obligations and money market instruments. In addition, the Fund may borrow money from banks and may enter into reverse repurchase agreements for temporary purposes on a limited basis. The Fund may lend portfolio securities up to 30% of its total assets. The Fund may hold uninvested cash reserves (which would not earn income) pending investment, to meet anticipated redemption requests or during temporary defensive periods.

What is the main risk of investing in an equity fund?

The fundamental risk associated with any equity fund is the risk that the value of the stocks it holds might decrease. Stock values may fluctuate in response to the activities of an individual company or in response to general market or economic conditions. Historically, equity securities have provided greater long-term returns and have entailed greater short-term risks than other investment choices.

Although smaller or newer issuers are more likely to realize more substantial growth than larger or more established issuers, they are more likely to suffer more significant losses. Investments in such companies can be both more volatile and more speculative.

For a discussion of risks related to such investments as lower rated securities or "junk bonds," options and futures, foreign currency exchange transactions and "derivative" instruments in general in which the Fund may invest, see "Supplemental Information-Information on Investment Policies and Additional Risk Factors" beginning on page 27.

Is the Fund diversified and what does that mean?

The Fund is diversified. Diversification is a means of reducing risk by investing the Fund's assets in a broad range of stocks or other securities in various industries and economic sectors. Diversification does not provide assurance against the possibility of loss.

How does the Fund try to reduce risk?

     - Diversification of the Fund's assets reduces the effect of any single holding on its overall portfolio value.

     - The Fund may adjust the securities it holds to include issues that are believed to involve less risk.

     - The Fund may use futures, options and similar instruments to attempt to hedge its portfolio against disadvantageous movements in securities prices and interest rates. The Fund may use various currency hedging techniques, including forward currency contracts, to manage exchange-rate risk when investing directly in foreign markets.

     - To the extent that the Fund holds a large cash position, it may not participate in market declines (or advances) to the same degree as a fund that is more fully invested in common stocks.

What is meant by "market capitalization"?

Market capitalization is the most commonly used measure of the size and value of a company. It is computed by multiplying the current market price of a share of the company's stock by the total number of its shares outstanding.

[mountain logo]                  WESTCORE FUNDS

What potential risks and rewards may I experience if I invest in the Fund?

An investment in the Fund presents the potential rewards and risks common to securities investments. The Fund invests primarily in common stocks. Although stocks historically have presented greater potential for capital appreciation than debt obligations, they do not provide the same assurance of income and may carry greater risk of loss.

The market value of debt obligations held by the Fund will also fluctuate, normally rising when interest rates fall and falling when interest rates rise. The value of some debt obligations may be more volatile than other types of instruments.

The Fund may invest in foreign securities that are considered attractive by Denver Investment Advisors. In addition to being more costly, foreign securities may be subject to potentially adverse political, governmental and economic developments and changes in foreign currency exchange rates.

The Fund may purchase certain derivative instruments that derive their value from the performance of underlying assets, interest or currency exchange rates, or indices. Derivative instruments present, to varying degrees, special market, volatility, leveraging, liquidity, pricing and operations risks. See "Supplemental Information -- Risk Factors Associated with Derivative Instruments" on page 32.

The Fund may lend its securities and enter into repurchase agreements and reverse repurchase agreements with banks and broker/dealers that could experience financial difficulties and may make limited investments in illiquid securities.

As the Fund's investment adviser, Denver Investment Advisors will evaluate the rewards and risks presented by all securities purchased by the Fund and will determine how they will be used in furtherance of the investment objective of the Fund. It is possible, however, that Denver Investment Advisors' evaluations will prove to be inaccurate and, even when accurate, it is possible that the Fund will incur losses.

Westcore Midco Growth Prospectus

Fundamental Investment Limitations

What are fundamental investment limitations?

Fundamental investment limitations are those investment limitations that the Fund may not change without the approval of the holders of a majority of the Fund's outstanding shares. Some are summarized below (a complete list is set forth in the SAI).

The Westcore MIDCO Growth Fund may not:

     - Purchase securities if more than 5% of the Fund's total assets will be invested in the securities of any one issuer. However up to 25% of the Fund's total assets may be invested without regard to this 5% limitation. Certain investments such as U.S. Government securities are not subject to this limitation.

     - Make loans, except that the Fund may purchase and hold debt instruments and enter into repurchase agreements in accordance with its investment objective and policies. The Fund may also lend portfolio securities in an amount not exceeding 30% of its total assets.

The Fund will not purchase securities so long as its outstanding borrowings (including reverse repurchase agreements) exceed 5% of its total assets.

If a percentage limitation or other statistical requirement is met at the time the Fund makes an investment, a later change in the percentage because of a change in the value of the Fund's portfolio securities generally will not constitute a violation.

Please call the Trust at 1-800-392-CORE (2673) if you have any questions or need any information.

ALPS Mutual Fund Services, Inc. is the distributor for the Trust and has its principal office at:

370 Seventeenth Street
Suite 3100
Denver, Colorado 80202.

[mountain logo]                  WESTCORE FUNDS

How To Invest and Obtain Information.

How To Open And Add To Your Account

This section tells you how to purchase, exchange and redeem your shares. It also explains various services and features offered in connection with your account. You may open an account and purchase shares of the Fund by completing an Account Application and returning it to Westcore with your check made payable to Westcore/SSB. You may obtain an Account Application by calling 1-800-392-CORE (2673).

To Open An Account

By Mail

Send a completed Account Application and a check or money order payable in U.S. dollars and drawn on a bank located in the U.S. to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319.

In Person

Bring your completed Account Application and a check or money order payable to Westcore/SSB to Westcore Trust, 370 Seventeenth Street, Suite 3100, Denver, CO 80202.

Automatically (from your bank account)

Complete the Automatic Investment Plan Section of your new Account Application to have money automatically withdrawn from your bank account monthly, quarterly or annually (minimum is the equivalent of at least $50 per month). Mail the Account Application to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319.

By Wire

Call 1-800-392-CORE (2673) to receive wiring instructions.

To Add To An Account

By Mail

Send a check or money order payable in U.S. dollars and drawn on a bank located in the U.S. to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319. Specify your account number and the name of the Westcore MIDCO Growth Fund.

In Person

Bring your check or money order payable to Westcore/ SSB to Westcore Trust, 370 Seventeenth Street, Suite 3100, Denver, CO 80202.

Automatically (from your bank account)

Complete at any time an Automatic Investment Plan application to have $50 or more (minimum is the equivalent of at least $50 per month) automatically withdrawn from your bank account monthly, quarterly or annually.

By Wire

Call 1-800-392-CORE (2673) to receive wiring instructions.

Minimum Investments                                                   Amount
                                                                      ------
To open a new account                                                 $1,000

To open a new retirement or certain other accounts                    $250

To open a new account with an Automatic Investment Plan               0

To add to any type of an account                                      $50

The minimum investment requirements do not apply to reinvested dividends, purchases by Service Organizations acting on behalf of their customers, officers, trustees, directors, employees and retirees of the Trust, Investment Adviser, Administrators or any direct or indirect subsidiary or any spouse, parent or child of any of these persons.


Please note:

Third-party checks will not be accepted by Westcore for the purchase of shares of a Fund.

[mountain logo]                  WESTCORE FUNDS

How To Invest and Obtain Information

How To Exchange Fund Shares

You may exchange your Fund shares for shares of the other Westcore investment portfolios or the Compass Capital Money Market Portfolio.* Exchanges into a new account must be for at least $1,000 per transaction. Exchanges into existing accounts must be for at least a $50 per transaction. You should read the Prospectus for the Westcore investment portfolios into which you are exchanging. For further information on the exchange privilege, please call a Westcore Investor Service Representative at 1-800-392-CORE (2673).

Westcore Trust may modify or terminate the exchange privilege but will not materially modify or terminate it without giving shareholders 60 days' notice.

By Telephone

Call 1-800-392-CORE (2673), and give the account name, account number, name of Fund and amount of exchange.

By Mail

Send a written request to: Westcore Trust, P.O. Box 8319 Boston, MA 02266-8319. Submit any share certificates being exchanged, endorsed for transfer.

Your written request must:
     - be signed by each account owner; a signature guarantee is required for exchanges between accounts with unlike registrations;

     -    state the number or dollar amount of shares to be exchanged;

     -    include your account number and tax identification number.

Automatically

Call 1-800-392-CORE (2673) to receive instructions for automatically exchanging shares between Funds on a monthly, quarterly or annual basis.


*Compass Capital Money Market Portfolio is a no-load money market fund advised by PNC Asset Management Group, Inc. and sub-advised by PNC Institutional Management Corporation and distributed by Compass Distributors, Inc.

Westcore MIDCO Growth Fund Prospectus

How To Redeem Fund Shares

You may redeem your Fund shares on any business day on which the New York Stock Exchange is open. If you have any questions on how to redeem your shares, please call a Westcore Investor Service Representative at 1-800-392-CORE (2673).

Redemption proceeds generally will be sent by check to the shareholder(s) of record at the address of record within seven days after receipt of a valid redemption request. If you have authorized the wire redemption service, your redemption proceeds will be wired directly into your designated bank account normally within three business days after receipt of a valid redemption request. If you have selected the Systematic Withdrawal Plan, your redemption proceeds will be electronically transferred to your designated bank account within seven days after withdrawal. If the shares being redeemed were purchased by check, telephone or through the Automatic Investment Plan, the Trust may delay the mailing of your redemption check for up to 15 days from the day of purchase to allow the purchase to clear.

By Telephone (Available only if you checked the appropriate box on the Account Application.)

Not available for retirement accounts or shares held in certificate form.

Call 1-800-392-CORE (2673) and give the account name, account number, name of Fund and amount of redemption.

If you do not have and would like to add the telephone redemption feature, send a written request to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319. The request must be signed (and signatures guaranteed) by each account owner.

The Trust may impose a dollar limit on telephone redemptions.

In Person

During normal business hours, bring your written request to:
Westcore Trust, 370 Seventeenth Street, Suite 3100, Denver, CO 80202.

By Mail

Send a written request to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319. Submit any share certificates being redeemed, endorsed for transfer.

Your written request must:

     - be signed by each account owner; a signature guarantee is required for any redemption over $25,000 or any redemption being mailed to any address or payee other than that which is on record;

     -    state the number or dollar amount of shares to be redeemed;

     -    include your account number and tax identification number.

[mountain logo]                  WESTCORE FUNDS

How to Invest and Obtain Information

How to Redeem Fund Shares (Continued)

By Wire (Available only if you checked the appropriate box on the Account Application.)

Call 1-800-392-CORE (2673) or write Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319.

You will need to provide account name and number, name of Westcore MIDCO Growth Fund and amount of redemption ($1,000 minimum per transaction if made by wire).

If you have already opened your account and would like to have the wire redemption feature, send a written request to Westcore Trust, P.O. Box 8319, Boston, MA 02266-8319. The request must be signed (and signatures guaranteed) by each account owner.

By Systematic Withdrawal

Request monthly, quarterly or annual withdrawals in any multiple of $50. Call 1-800-392-CORE (2673) for more information.

Participation requires a minimum of $10,000 in the Fund in order to initiate this plan.

How to Obtain Account Information, Fund Prices and Fund Performance Information

By Telephone

     Call 1-800-392-CORE (2673) between 7:00 a.m. and 6:00 p.m. Mountain Time to obtain your current account balances, confirm recent account transactions, obtain daily NAV prices or quarterly performance information. Current account balances and daily NAV prices can also be obtained through our automated phone system 24 hours a day, 7 days a week.

By Internet

     Visit our web site at WWW.WESTCORE.COM to find out up-to-date information on each of the Westcore Funds. In addition, you can obtain your current account balances and confirm recent account transactions through the Westcore TR@NSACTION center. You must first authorize access to your account by calling a Westcore Investor Service Representative at 1-800-392-CORE.

Westcore MIDCO Growth Fund Prospectus General Account Policies

Signature Guarantee

A signature guarantee assures that a signature is genuine. The signature guarantee protects shareholders from unauthorized transfers. A signature guarantee is not the same as a notarized signature. You can obtain a signature guarantee from a bank or trust company, credit union, broker, dealer, securities exchange or association, clearing agency or savings association, as defined by federal law.

The guarantee must be an ink stamp or medallion that states "Signature(s) Guaranteed" and must be signed in the name of the guarantor by an authorized person with that person's title and the date. Westcore Funds may reject a signature guarantee if the guarantor is not a member of or participant in a signature guarantee program. Call your financial institution to see if they have the ability to guarantee a signature.

Shareholders living abroad may acknowledge their signatures at an overseas branch of a U.S. bank, member firm of a stock exchange or any foreign bank having a branch office in the U.S.

To protect your accounts from fraud, the following transactions will require a signature guarantee:

-    Transferring ownership of an account.
-    Redeeming more than $25,000 from your account.
-    Redeeming by check payable to someone other than the account owner(s).
-    Redeeming by check mailed to an address other than the address of record.
- Redemption check mailed to an address which has been changed within the last 30 days of the redemption request without a signature guarantee.

The Funds reserve the right to require a signature guarantee under other circumstances or to reject or delay a redemption on certain legal grounds.

Redemption of Low Balance Accounts

If your account balance falls below the required minimums presented on page 15, a letter will be sent advising you to either bring the value of the shares held in the account up to the minimum or to establish an automatic investment that is the equivalent of at least $50 per month. If action is not taken within 90 days of the notice, the shares held in the account will be redeemed and the proceeds will be sent by check to your address of record.
 We reserve the right to increase the investment minimums.

Involuntary Redemptions

We reserve the right to close an account if the shareholder is deemed to engage in activities which are illegal or otherwise believed to be detrimental to the Fund.

Telephone Transactions

You may choose to initiate certain transactions by telephone. Westcore Funds and their agents will not be responsible for any losses resulting from unauthorized transactions when procedures designed to verify the identity of the caller are followed. It may be difficult to reach the Fund by telephone during periods of unusual market activity. If this happens, you may redeem your shares by mail as described earlier.

[mountain logo]                  WESTCORE FUNDS

Address Changes

To change the address on your account, call 1-800-392-CORE (2673) or send a written request signed by all account owners. Include the name of the Fund, the account number(s), the name(s) on the account and both the old address and new address. Certain options may be suspended for 30 days following an address change unless a signature guarantee is provided.

Registration Changes

To change the name on an account, the shares are generally transferred to a new account. In some cases, legal documentation may be required. For more information call 1-800-392-CORE (2673).

Share Certificates

The Funds will issue share certificates upon written request only. Share certificates will not be issued until the shares have been held for at least 15 days and will not be issued for accounts that do not meet the minimum investment requirements.

Quarterly Consolidated Statements and Shareholder Reports

Westcore Funds will send you a consolidated statement quarterly and a confirmation after every transaction that affects your share balance or your account registration with the exception of automatic investment plan transactions and dividend reinvestment transactions. A statement with tax information regarding the tax status of income dividends and capital gain distributions will be mailed to you by January 31 of each year and filed with the Internal Revenue Service.

Each year, we will send you an annual and a semi-annual report. The annual report includes audited financial statements and a list of portfolio securities as of the fiscal year end. The semi-annual report includes unaudited financial statements for the first six months of the fiscal year, as well as a list of portfolio securities at the end of the period. You will also receive an updated prospectus at least once each year. Please read these materials carefully, as they will help you understand your investments in Westcore Funds. Duplicate mailings of Fund materials to shareholders who reside at the same address may be eliminated.

Price of Fund Shares

All purchases, redemptions and exchanges will be processed at the net asset value ("NAV") next calculated after your request and payment, if required, are received by the transfer agent in proper form. The Fund's NAV is determined by the Administrators as of the close of regular trading on the New York Stock Exchange (the "NYSE"), currently 4:00 p.m. (Eastern time), on each day that the NYSE is open. In order to receive a day's price, your order must be received by the transfer agent by the close of regular trading on the NYSE on that day. If not, your request will be processed at the Fund's NAV at the close of regular trading on the next day. To be in proper form, your order must include your account number and must state the Fund shares you wish to purchase, redeem or exchange.


In the case of participants in certain employee benefit plans, purchase orders will be processed at the NAV next determined after the Service Organization acting on their behalf receives the purchase order.

The Fund's NAV is calculated by dividing the total value of its investments and other assets, less liabilities, by the total number of shares outstanding. The Fund's investments are valued at market value or, when market quotations are not readily available, at fair value as determined in good faith by or under the direction of the Board of Trustees. Debt securities with maturities of 60 days or less are valued at amortized cost, which generally equals market value.

Accounts Opened Through A Service Organization

You may purchase or sell Fund shares through an account you have with Denver Investment Advisors, any qualified broker/dealer, any bank or any other institution (your "Service Organization"). Your Service Organization may charge transaction fees on the purchase and/or sale of Fund shares and may require different minimum initial and subsequent investments than Westcore requires. Service Organizations may also impose charges, restrictions, transaction procedures or cut-off times different from those applicable to shareholders who invest in Westcore directly.

A Service Organization may receive fees from the Trust or Denver Investment Advisors for providing services to the Trust or its shareholders. Such services may include, but are not limited to, shareholder assistance and communication, transaction processing and settlement, account set-up and maintenance, tax reporting and accounting. In certain cases, a Service Organization may elect to credit against the fees payable by its customers all or a portion of the fees received from the Trust or Denver Investment Advisors with respect to their customers' assets invested in the Trust. The Service Organization, rather than you, may be the shareholder of record of your Fund shares. Westcore is not responsible for the failure of any Service Organization to carry out its obligations to its customers.

[mountain logo]                  WESTCORE FUNDS

Other Information

Distributions And Taxes


The Fund's income from dividends and interest and any net realized short-term capital gains are paid to shareholders as income dividends. The Fund realizes capital gains whenever it sells securities for a higher price than it paid for them. Net realized long-term gains are paid to shareholders as capital gain dividends. A dividend will reduce the net asset value of a Fund share by the amount of the dividend on the ex-dividend date.

Distribution Schedule

When you open an account, all dividends and capital gains will be automatically reinvested in the distributing Fund unless you specify on your Account Application that you want to receive your distributions in cash or reinvest them in another Fund. Income dividends and capital gain distributions will be reinvested without a sales charge at the net asset value on the ex-dividend date. You may change your distribution option at any time by writing or calling 1-800-392-CORE (2673). The Fund distributes income dividends and capital gain distribution in December only.

Taxes

As with any investment, you should consider the tax implications of an investment in the Fund. The following briefly summarizes some of the important tax considerations generally affecting the Fund and its shareholders. You should consult your tax adviser with specific reference to your own tax situation, including the applicability of any state and local taxes. You will be advised at least annually regarding the federal tax treatment of dividends paid to you.

Dividends paid by the Fund will be subject to federal income tax, whether they were paid in cash or reinvested in additional shares. Federal income taxes for dividends paid to an IRA or other qualified retirement plan are generally deferred. Income dividends will qualify for the dividends received deduction for corporations to the extent of the total qualifying dividends received by the distributing Fund from domestic corporations for the year.

Any capital gain dividend paid by the Fund will be taxable as a long-term capital gain, no matter how long you have held the Fund's shares.

Any dividends declared by the Fund in October, November or December and payable to shareholders of record during those months will be deemed to have been paid by the Fund and received by shareholders on December 31 of the same year even if the amounts are actually paid in January of the following year.

If you purchase Fund shares before the record date of a dividend, the entire amount of the dividend, although in effect a return of capital, will be subject to federal income taxes.

You may realize a taxable gain or loss when you redeem, transfer or exchange shares of the Fund. If you hold shares for six months or less, and during that time you receive a capital gain dividend, any loss you realize on the sale of those shares will be treated as a long-term capital loss to the extent of the earlier distribution.

Because the Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code (the "Code"), the Fund generally will not be required to pay federal income taxes on its income and capital gains.

Westcore MIDCO Growth Fund Prospectus

Performance Reporting

This section will help you understand various terms that are commonly used to describe the Fund's performance. You may see references to these terms in newsletters, advertisements and in media articles. Newsletters, advertisements and other publications may include comparisons of the Fund's performance to the performance of various indices and investments for which reliable performance data are available and to averages, performance rankings or other information compiled by recognized mutual fund statistical services.

Aggregate total return -- reflects income and capital appreciation/depreciation and establishes a total percentage change in the value of an investment in the Fund over a specified measuring period.

Average annual total return -- represents the average annual percentage change in the value of an investment in the Fund over a specified measuring period. It is calculated by taking the aggregate total return for the measuring period and determining what constant annual return would have produced the same aggregate return. Average annual returns for more than one year tend to smooth out variations in the Fund's return and are not the same as actual annual results.

Both methods of calculating total return assume that you have reinvested dividends made by the Fund during the period in Fund shares.

Any fees charged by your Service Organization directly to your account in connection with an investment in the Fund will not be included in the Fund's calculations of total return.

Performance quotations of the Fund represent its past performance, and you should not consider them representative of future results. The investment return and principal value of an investment in the Fund will fluctuate so that your shares, when redeemed, may be worth more or less than their original cost. Because performance will fluctuate, you cannot necessarily compare an investment in Fund shares with bank deposits, savings accounts and similar investment alternatives that often provide an agreed or guaranteed fixed yield for a stated period of time.

[mountain logo]                  WESTCORE FUNDS

Management Of Fund

Board of Trustees

The business and affairs of the Fund are managed under the direction of the Trust's Board of Trustees. The SAI contains information about the Board of Trustees.

Investment Adviser

Denver Investment Advisors serves as the investment adviser to the Fund. The Investment Adviser has its principal offices at 1225 17th Street, 26th Floor, Denver, Colorado 80202. As of June 30, 1997, Denver Investment Advisors had approximately $10.4 billion in assets under active management. In addition to the Trust, Denver Investment Advisors also advises or sub-advises two other investment company portfolios, the Blue Chip Value Fund, Inc. and the PaineWebber Managed Assets Trust-PaineWebber Capital Appreciation Fund.

Subject to the overall authority of the Trust's Board of Trustees, Denver Investment Advisors has agreed to provide a continuous investment program for the Fund, including investment research and management. These management responsibilities include, among other things, furnishing economic and statistical information as requested by the Trust's trustees and officers. The Investment Adviser makes investment decisions for the Fund and places orders for all purchases and sales of the Fund's portfolio securities.

Portfolio Manager, Westcore MIDCO Growth Fund [black and white photograph of Todger Anderson]

Todger Anderson, CFA, President of Denver Investment Advisors, has been primarily responsible for the day-to-day management of the Westcore MIDCO Growth Fund since its inception. Mr. Anderson has been a portfolio manager with Denver Investment Advisors and its predecessor, Denver Investment Advisors, Inc., since 1975. He received his B.A. from Colby College and his M.B.A. from the University of Denver.

Todger Anderson, CFA, Portfolio Manager, Westcore Midco Growth Fund.

Westcore MIDCO Growth Fund Prospectus

Breakdown of Management Expenses and Expense Limits

Co-Administrators

ALPS and Denver Investment Advisors serve as co-administrators to the Fund (the "Administrators"). As Administrators, they have agreed to: assist in maintaining the Fund's office; furnish the Fund with clerical and certain other services required by them; compile data for and prepare notices and semi-annual reports to the SEC; prepare filings with state securities commissions; coordinate federal and state tax returns; monitor the Fund's expense accruals; monitor compliance with the Fund's investment policies and limitations; and generally assist in the Fund's operations. The Administrators are entitled to receive a fee from the Fund for administrative services, computed daily and payable monthly, at the aggregate annual rate of
 .30% of the Fund's average daily net assets. The Administrators may voluntarily waive all or any portion of their administration fees from time to time.

Pursuant to a separate agreement, ALPS has agreed to maintain the financial accounts and records of the Fund and to compute the net asset value and certain other financial information relating to the Fund.

The Trust has agreed to reimburse Denver Investment Advisors for costs incurred by Denver Investment Advisors for providing recordkeeping and sub-accounting services to persons who beneficially own shares of the Fund through omnibus accounts ("Beneficial Shares"). The amount reimbursed with respect to the Fund will not exceed the lesser of the costs actually borne by Denver Investment Advisors or the effective rate for transfer agency services borne by the Fund without taking into account such Beneficial Shares and applying such rate to such Beneficial Shares. The Administrators are also authorized to make payments from their administrative fees or other sources to persons for providing services to the Fund or its shareholders.

[mountain logo]                  WESTCORE FUNDS

Transfer Agent

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA  02015,

provides the Funds with transfer agency services in return for compensation.

The Fund pays the Investment Adviser an advisory fee under the advisory agreement. The fee is set forth below and is expressed as an annual percentage of the Fund's average daily net assets:

The contractual Advisory Fee for the Fee Schedule is .65%.
The Effective Advisory Fee for the Year Ended May 30, 1997 is .65%.

The Investment Adviser may from time to time voluntarily waive all or any portion of these fees and reimburse expenses of the Fund; however, it may modify or discontinue this practice at any time.

Other Information Concerning the Trust and its Shares

Westcore Trust was originally organized as a Maryland corporation on January 11, 1982. It was reorganized as a Massachusetts business trust on December 10, 1985.

The Trust's Amended and Restated Declaration of Trust authorizes the Board of Trustees to classify or reclassify any unissued shares of the Trust into one or more classes of shares. Pursuant to such authority, the Board has authorized the issuance of an unlimited number of shares representing interests in the Fund. No other classes or series of shares are currently offered.

Shareholder Meetings

Westcore Trust does not presently intend to hold meetings of shareholders except as required by the 1940 Act or other applicable law. Under the 1940 Act, the Board of Trustees is required to call a meeting of shareholders for the purpose of voting upon the removal of any trustee or trustees when requested in writing to do so by the record holders of at least 10% of the outstanding shares. If a shareholders meeting is held, you will be entitled to one vote for each full share you hold and proportionate fractional votes for fractional shares you hold. It is contemplated that the shareholders of the Fund will vote separately on matters pertaining to its investment advisory agreement and any changes in its fundamental investment limitations.

As of September 8, 1997, Wells Fargo Bank and its affiliated banks possessed, on behalf of their underlying customer accounts, voting or investment power with respect to a majority of all of the outstanding shares of Westcore Trust; therefore, under the 1940 Act, may be deemed to be a controlling person of the Trust.

Inquires

Please write or call Westcore Trust at the address or telephone number listed on the back cover of this Prospectus with any inquiries you may have regarding the Fund.

Westcore MIDCO Growth Fund Prospectus

Supplemental Information

Information On Investment Policies And Additional Risk Factors

Denver Investment Advisors uses a range of different investments and investment techniques in seeking to achieve the Fund's investment objective.

U.S. Government Obligations

The Fund may invest in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. Direct obligations of the U.S. government such as Treasury bills, notes and bonds are supported by its full faith and credit. Indirect obligations issued by federal agencies and government-sponsored entities generally are not backed by the full faith and credit of the U.S. Treasury. Some of these indirect obligations may be supported by the right of the issuer to borrow from the Treasury; others are supported by the discretionary authority of the U.S. government to purchase the agency's obligations; still others are supported only by the credit of the instrumentality.

Money Market Instruments

The Fund may invest from time to time in money market instruments such as bank obligations, commercial paper and corporate bonds with remaining maturities of 13 months or less. Bank obligations include bankers' acceptances, certain negotiable certificates of deposit and time deposits such as U.S. dollar-denominated instruments issued or supported by the credit of U.S. or foreign banks. Commercial paper is a short-term debt obligation with a maturity ranging from 1 to 270 days issued by banks, corporations and other borrowers.

Each Fund may invest in short-term funding agreements. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee the return of principal and may guarantee a stream of payments over time. A funding agreement may have either a fixed rate or variable interest rate that is based on an index and guaranteed for a set time period. The Fund intends to invest only in funding agreements which have a put feature which may be exercised on seven days' notice.

Repurchase Agreements and Reverse Repurchase Agreements

In a repurchase agreement, the Fund agrees to purchase portfolio securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Repurchase agreements involve the risk that the seller will fail to repurchase the securities, as agreed. In that event, the Fund will bear the risk of possible loss because of adverse market action or delays in liquidating the underlying obligations. Repurchase agreements are considered to be loans under the 1940 Act.

The Fund may borrow money for temporary purposes by entering into reverse repurchase agreements. Under these agreements, the Fund sells portfolio securities to financial institutions and agrees to buy them back later at an agreed upon time and price. Reverse repurchase agreements involve the risk of counterparty default and possible loss of collateral held by the counterparty.

[mountain logo]                  WESTCORE FUNDS

Lower-Rated Securities

Investments in issuers of securities rated below investment grade (commonly known as "junk bonds") are considered to be more speculative than securities rated investment grade and higher. There are particular risks associated with these securities, including: (a) the relative youth and growth of the market;
(b) their greater sensitivity to interest rate and economic changes which could negatively affect their value and the ability of issuers to make principal and interest payments; (c) the relatively low trading market liquidity for the securities which may adversely affect the price at which they could be sold; (d) a greater risk of default or price changes because of changes in the issuer's creditworthiness; and (e) the adverse impact that legislation restricting lower-rated securities may have on their market.

Securities Lending

The Fund may lend its portfolio securities to institutional investors as a means of earning additional income. Securities loans present risks of delay in receiving collateral or in recovering the securities loaned or even a loss of rights in the collateral if the borrower of the securities fails financially. A loan will not be made if, as a result, the total amount of the Fund's outstanding loans exceeds 30% of its total assets.

Restricted Securities

The Fund will not knowingly invest more than 15% of the value of its net assets in securities that are illiquid. Illiquid securities include repurchase agreements, securities loans and time deposits that are not terminable within seven days, certain municipal leases and certain securities that are not registered under the securities laws. Pursuant to guidelines adopted by the Board of Trustees, the Investment Adviser may determine that certain securities that are not registered under the Securities Act of 1933 are not illiquid and therefore are not subject to this 15% limitation. However, there can be no assurance that a liquid market will exist for any security at a particular time.

In addition, the purchase of such securities could have the effect of increasing the level of illiquidity of the Fund during periods that qualified institutional buyers become uninterested in purchasing these restricted securities.

Convertible Securities

The Fund may invest in convertible securities, including bonds and preferred stocks, that may be converted into common stock at a specified price or conversion ratio. The Fund uses the same research-intensive approach and valuation techniques for selecting convertible securities as are used for the selection of common stocks.

The value of a convertible security is influenced by both interest rates and the value of the underlying common stock. Investments in convertible securities, including in particular those with lower ratings, involve the risk that the securities, when converted, may be worth less than the prestated price.

Westcore MIDCO Growth Fund Prospectus

REITs

The Fund may invest in equity securities of equity real estate investment trusts ("REITs") and mortgage REITs. Equity REITs invest directly in real property. Mortgage REITs invest in mortgages on real property. REITs may be subject to certain risks associated with the direct ownership of real estate including declines in the value of real estate, risks related to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, and variations in rental income. Generally, increases in interest rates will decrease the value of high yielding securities and increase the costs of obtaining financing, which could decrease the value of the portfolio's investments. In addition, equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of credit extended. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self liquidation and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code and to maintain exemption from the 1940 Act.

Options and Futures

The Fund may buy put options and call options and write covered call and secured put options on securities and securities indices. A put option gives the buyer the right to sell and the writer the obligation to buy the underlying security at the stated exercise price at any time prior to the expiration date of the option. Writing a secured put option means that the Fund maintains in a segregated account with its custodian cash or U.S. Governmental securities in an amount not less than the exercise price of the option at all times during the option period. A call option gives the buyer the right to buy the underlying security at the stated exercise price at any time prior to the expiration of the option. Writing a covered call option means that the Fund owns or has the right to acquire the underlying security subject to call at the stated exercise price at all times during the option period. Options involving securities indices provide the holder with the right to make or receive a cash settlement upon exercise of the option based on movements in the index. Options purchased by the Fund will not exceed 5% of its net assets, and options written by the Fund will not exceed 25% of its net assets. All options will be listed on a national securities exchange and issued by the Options Clearing Corporation.

The Fund may also invest to a limited extent in futures contracts and options on futures contracts in order to reduce its exposure to movements of security prices pending investment, for hedging purposes or to maintain liquidity. Futures contracts obligate the Fund, at maturity, to take or make delivery of certain securities or the cash value of a contract or securities index. The Fund may also purchase and sell call and put options on futures contracts traded on an exchange or board of trade.

In accordance with regulations of the Commodity Futures Trading Commission, the Fund's commodities transactions must constitute bona fide hedging or other permissible transactions. In addition, the Fund may not engage in commodities transactions if the sum of the amount of initial margin deposits and premiums paid for related options, other than for bona fide hedging transactions, would exceed 5% of its assets (after certain adjustments). In connection with a position in a futures contract or related option, the Fund will create a segregated account of liquid, high-grade assets or will otherwise cover its position in accordance with SEC requirements.

Questions? Call 1-800-392-CORE (2673)

[mountain logo]                  WESTCORE FUNDS

Options trading and futures transactions are highly specialized activities and carry greater than ordinary investment risks. The primary risks associated with the use of options and futures contracts are: (1) options and futures may fail as hedging techniques when the price movements of the securities underlying them do not follow the price movements of the portfolio securities subject to the hedge; (2) the Fund will likely be unable to control losses by closing its position in these investments where a liquid secondary market does not exist;
(3) losses from investing in futures transactions because of unanticipated market movements are potentially unlimited; and (4) gains and losses on investments in options and futures depend on the Investment Adviser's ability to correctly predict the direction of securities prices, interest rates and other economic factors.

Foreign Currency Exchange Transactions

Because the Fund may buy and sell securities and receive amounts denominated in currencies other than the U.S. dollar, it may enter into currency exchange transactions from time to time. The Fund will purchase foreign currencies on a "spot" or cash basis at the prevailing rate in the foreign currency exchange market or enter into forward foreign currency exchange contracts. Under these contracts the Fund would agree with a financial institution to purchase or sell a stated amount of a foreign currency at a specified price, with delivery to take place at a specified date in the future. Because there is a risk of loss to the Fund if the other party does not complete the transaction, these contracts will be entered into only with parties approved by the Fund's Board of Trustees.

The Fund may maintain "short" positions in forward foreign currency exchange transactions whereby the Fund would agree to exchange currency that it did not own for another currency at a future date and at a specified price. This would be done in anticipation of a decline in the value of the currency sold short relative to the other currency and not for speculative purposes. In order to ensure that the short position is not used to achieve leverage with respect to the Fund's investments, the Fund would establish with its custodian a segregated account consisting of cash or certain liquid high-grade debt securities equal in value to the market value of the currency involved.

When-Issued Purchases and Forward Commitments

The Fund may purchase or sell securities on a "when-issued" or "forward commitment" basis which involves a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date. These transactions permit the Fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates.
The Fund would bear the risk, however, that the price or yield obtained in a transaction may be less favorable than the price or yield available in the market when the delivery occurs. Because the Fund is required to hold and maintain in a segregated account until the settlement date cash, U.S. Government securities or liquid assets, in an amount sufficient to meet the purchase price, the Fund's liquidity and ability to manage its portfolio might be affected during periods in which its commitments exceed 25% of the value of its assets. The Fund does not intend to engage in when-issued purchases and forward commitments for speculative purposes.

Westcore MIDCO Growth Fund Prospectus

Securities Issued by Other Investment Companies

The Fund may invest in securities issued by other investment companies subject to the requirements of applicable securities laws. When the Fund invests in another investment company, it pays a pro rata portion of the advisory and other expenses of that company as a shareholder of that company. These expenses would be in addition to the Fund's own expenses.

Foreign Securities

There are risks and costs involved in investing in securities of foreign issuers (including foreign governments), which are in addition to the usual risks inherent in U.S. investments. Investments in foreign securities may involve higher costs than investments in U.S. securities, including higher transaction costs as well as the imposition of additional taxes by foreign governments. Foreign investments may involve further risks associated with the level of currency exchange rates, less complete financial information about the issuer, less market liquidity and political instability. Future political and economic developments, the possible imposition of withholding taxes on interest income, the possible seizure or nationalization of foreign holdings, the possible establishment of exchange controls or the adoption of other governmental restrictions might adversely affect the payment of principal and interest on foreign obligations. Moreover, foreign banks and foreign branches of domestic banks may be subject to less stringent reserve requirements and to different accounting, auditing and recordkeeping requirements.

Investments in foreign securities may be in the form of American Depository Receipts ("ADRs"), European Depository Receipts ("EDRs") and similar securities. These securities may not be denominated in the same currency as the securities they represent. ADRs are receipts typically issued by a United States bank or trust company, and EDRs are receipts issued by a European financial institution evidencing ownership of the underlying foreign securities. Up to 25% of the Fund's assets may be invested in securities issued by foreign companies, either directly (if the company's listed on a U.S. exchange) or indirectly through ADRs.

Portfolio Turnover

The Fund may sell a portfolio investment soon after it is purchased if the Investment Adviser believes that a sale is consistent with the Fund's investment objective. A high rate of portfolio turnover involves correspondingly greater brokerage commission expenses, tax consequences (including the possible realization of additional taxable capital gains and income) and other transaction costs, which must be borne directly by the Fund involved and ultimately by its shareholders.

[mountain logo]                  WESTCORE FUNDS

Risk Factors Associated with Derivative Instruments

The Fund may purchase certain "derivative" instruments as have been described under various headings. Derivative instruments are instruments that derive value from the performance of underlying assets, interest or currency exchange rates, or indices, and include, but are not limited to, futures contracts, options, forward currency contracts and structured debt obligations.

Derivative instruments present, to varying degrees, market risk that the performance of the underlying assets, exchange rates or indices will decline; credit risk that the dealer or other counterparty to the transaction will fail to pay its obligations; volatility and leveraging risk that, if interest or exchange rates change adversely, the value of the derivative instrument will decline more rapidly than the assets, rates or indices on which it is based; liquidity risk that the Fund will be unable to sell a derivative instrument when it wants because of lack of market depth or market disruption; pricing risk that the value of a derivative instrument (such as an option) will not correlate exactly to the value of the underlying assets, rates or indices on which it is based or may be difficult to determine because of a lack of reliable objective information and an established secondary market; and operations risk that loss will occur as a result of inadequate systems and controls, human error or otherwise. Many of these instruments are proprietary products that have been recently developed by investment banking firms, and it is uncertain how they will perform under different economic and interest rate scenarios.

Questions? Call 1-800-392-CORE (2673)

[mountain logo] Westcore Funds

370 17th Street
Suite 3100
Denver, CO 80202
1-800-392-CORE (2673)
www.westcore.com

Westcore MIDCO Growth Fund Prospectus

This page left intentionally blank

[mountain logo]                  WESTCORE FUNDS


370 17th Street
Suite 3100
Denver, CO  80202


1-800-392-CORE (2673)
www.westcore.com


                              Funds distributed by ALPS Mutual Funds Services, Inc., member NASD

                                    WESTCORE TRUST

                         Statement of Additional Information

                                         for

                                  MIDCO Growth Fund
                                    Blue Chip Fund
                                Growth and Income Fund
                              Small-Cap Opportunity Fund
                                 Long-Term Bond Fund
                             Intermediate-Term Bond Fund
                               Colorado Tax-Exempt Fund

                                   October 1, 1997

                                  TABLE OF CONTENTS

                                                                          Page
                                                                          ----
THE TRUST. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
INVESTMENT OBJECTIVES AND POLICIES . . . . . . . . . . . . . . . . . . . .  2
NET ASSET VALUE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
ADDITIONAL PURCHASE AND REDEMPTION INFORMATION . . . . . . . . . . . . . . 32
DESCRIPTION OF SHARES. . . . . . . . . . . . . . . . . . . . . . . . . . . 34
ADDITIONAL INFORMATION CONCERNING TAXES. . . . . . . . . . . . . . . . . . 36
MANAGEMENT OF THE FUNDS. . . . . . . . . . . . . . . . . . . . . . . . . . 41
CUSTODIAN AND TRANSFER AGENT . . . . . . . . . . . . . . . . . . . . . . . 49
EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51
AUDITORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52
COUNSEL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52
ADDITIONAL INFORMATION ON PERFORMANCE CALCULATIONS . . . . . . . . . . . . 52
MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 58
APPENDIX A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-1
APPENDIX B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   B-1
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . .    FS-1

         This Statement of Additional Information is meant to be read in conjunction with the Funds' Prospectus dated October 1, 1997, as the same is revised from time to time, and is incorporated by reference in its entirety into the Prospectus. Because this Statement of Additional Information is not itself a prospectus, no investment in shares of the Funds should be made solely based upon the information contained herein. Audited financial statements for the Funds as of May 30, 1997 are attached hereto. Copies of the Funds' Prospectus and financial statements may be obtained by calling 1-800-392-CORE (2673) or by writing ALPS Mutual Funds Services, Inc. at 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202. Capitalized terms used but not defined herein have the same meanings as in the Prospectus.

                                      THE TRUST

         Westcore Trust (the "Trust") is a Massachusetts business trust which was organized on December 10, 1985 as an open-end management investment company. The Trust's predecessor was originally incorporated in Maryland on January 11, 1982.

         The Trust is authorized to issue separate classes of shares representing interests in separate investment portfolios. This Statement of Additional Information pertains to the MIDCO Growth Fund, Blue Chip Fund, Growth and Income Fund, Small-Cap Opportunity Fund, Long-Term Bond Fund, Intermediate-Term Bond Fund and Colorado Tax-Exempt Fund (each, a "Fund" and collectively, the "Funds"). The MIDCO Growth Fund, Blue Chip Fund, Growth and Income Fund and Small-Cap Opportunity Fund are sometimes referred to as the "Equity Funds." The Long-Term Bond Fund, Intermediate-Term Bond Fund and Colorado Tax-Exempt Fund are sometimes referred to as the "Bond Funds." For information concerning any investment portfolios offered by the Trust, contact ALPS Mutual Fund Services, Inc. ("ALPS") at 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202 or call 1-800-392-CORE (2673).


                          INVESTMENT OBJECTIVES AND POLICIES

         The Prospectus for the Funds describes the Funds' investment objectives. The following information supplements and should be read in conjunction with the description of the investment objective and policies for each Fund in the Prospectus.

PORTFOLIO TRANSACTIONS

         Denver Investment Advisors LLC ("Denver Investment Advisors" or the "Investment Adviser") serves as the investment adviser to the Funds pursuant to an investment advisory agreement (the "Advisory Agreement").

         Subject to the general supervision of the Trust's Board of Trustees and the provisions of the Trust's Advisory Agreement relating to the Funds, Denver Investment Advisors makes decisions with respect to and places orders for all purchases and sales of portfolio securities for the Funds.

         The annualized portfolio turnover rate for each Fund is calculated by dividing the lesser of purchases or sales of portfolio securities for the year by the monthly average value of the portfolio securities. The calculation excludes all securities, including options, that have maturities or expiration dates at the time of acquisition of one year or less. Portfolio turnover may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemption of shares and by requirements which enable the Funds to receive favorable tax treatment. Portfolio turnover will not be a limiting factor in making portfolio decisions, and each Fund may engage in short-term trading to achieve its investment objective.

         Transactions on U.S. stock exchanges involve the payment of negotiated brokerage commissions. On exchanges on which commissions are negotiated, the cost of transactions may vary among different brokers. During the fiscal years ended May 31, 1997, 1996 and 1995, the Funds paid the following amounts in brokerage commissions:

                              BROKERAGE COMMISSIONS PAID

                           Year Ended  Year Ended    Year Ended
                             May 31,     May 31,       May 31,
    Fund                      1997        1996          1995
    ----                      ----        ----          ----

MIDCO Growth Fund          $742,296    $674,234       $394,695

Blue Chip Fund               71,227      86,601         68,775

Growth and Income Fund       23,464      61,996        100,312

Intermediate-Term Bond Fund       0       2,343              0

Small-Cap Opportunity Fund   83,927      48,650         30,619
--------------------------   ------      ------         ------
--------------------------   ------      ------         ------

Aggregate Commissions   $  920,914     $  873,824     $594,401

         For the same periods the Long-Term Bond Fund and Colorado Tax-Exempt Fund did not pay any brokerage commissions. During the fiscal years ended May 31, 1997, 1996 and 1995, no brokerage commissions were paid by any Funds to an affiliated broker of the Trust.

         There is generally no stated commission in the case of portfolio securities traded in the over-the-counter market, but the price includes an undisclosed commission or mark-up. Securities purchased and sold by the Funds are generally traded in the over-the-counter market on a net basis (i.e., without commission) through dealers, or otherwise involve transactions directly with the issuer of an instrument. Transactions in the over-the-counter market are generally principal transactions with dealers and the costs of such transactions involve dealer spreads rather than brokerage commissions. With respect to over-the-counter transactions, Denver Investment Advisors will normally deal directly with the dealers who make a market in the securities involved, except in those circumstances where better prices and execution terms are available elsewhere or as described below. The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's mark-up or mark-down.

         The Funds may participate, if and when practicable, in bidding for the purchase of portfolio securities directly from an issuer in order to take advantage of the lower purchase price available to members of a bidding group. A Fund will engage in this practice, however, only when the Investment Adviser, in its sole discretion, believes such practice to be otherwise in the Fund's interests.

         The Advisory Agreement for the Funds provides that the Investment Adviser will seek to obtain the best overall terms available in executing portfolio transactions and selecting brokers or dealers. In assessing the best overall terms available for any transaction, Denver Investment Advisors will consider all factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. In addition, the Advisory Agreement authorizes Denver Investment Advisors to cause any of the Funds to pay a broker-dealer that furnishes brokerage and research services a higher commission than that charged by another broker-dealer for effecting the same transaction, provided that Denver Investment Advisors determines in good faith that the commission is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer, viewed in terms of that particular transaction or the overall responsibilities of Denver Investment Advisors to the Fund. Such brokerage and research services might consist of reports and statistics of specific companies or industries, general summaries of groups of stocks or bonds and their comparative earnings and yields, or broad overviews of the stock, bond and government securities markets and the economy.

         Supplemental research information so received is in addition to, and not in lieu of, services required to be performed by the Investment Adviser and does not reduce the advisory fees payable by the Funds. The Trustees will periodically review the commissions paid by the Funds to consider whether the commissions paid over representative periods of time appear to be reasonable in relation to the benefits inuring to the Funds. It is possible that certain of the supplementary research or other services received will primarily benefit one or more other investment companies or other accounts for which investment discretion is exercised by the Investment Adviser. Conversely, a Fund may be the primary beneficiary of the research or services received as a result of portfolio transactions effected for such other account or investment company.

         The Funds may from time to time purchase securities issued by the Trust's regular broker/dealers (as defined in Rule 10b-1 under the Investment Company Act of 1940, as amended (the "1940 Act") or their parents. As of May 31, 1997, the Intermediate-Term Bond Fund held securities of the Trust's regular broker/dealers (or their parents) that derive more than 15% of their gross revenues from securities-related activities. As of that date, the Fund's aggregate holdings of securities of Merrill Lynch & Co. was $1,117,069. Also as of May 31, 1997, the MIDCO Growth, Blue Chip, Growth and Income, Small-Cap Opportunity, Long-Term Bond, Intermediate-Term Bond Funds held securities of the Stagecoach Funds in the amounts of $10,579,132, $461,946, $30,219, $2,221,251,
$360,244 and $2,666,586 respectively. The Colorado Tax-Exempt Fund held securities of the Provident Institutional Funds in the amount of $ 421,044.

         Portfolio securities will not be purchased from or sold to (and savings deposits will not be made in and repurchase and reverse repurchase agreements will not be entered into with) the Investment Adviser, ALPS or an affiliated person (as the term is defined in the 1940 Act) acting as principal, except to the extent permitted by the Securities and Exchange Commission (the "SEC"). However, Denver Investment Advisors is authorized in allocating purchase and sale orders for portfolio securities to broker/dealers and other financial institutions (including institutions that are affiliated with the Investment Adviser or principal underwriter) to take into account the sale of Fund shares if Denver Investment Advisors believes that the quality of the transaction and the amount of the commission are comparable to those of other qualified brokerage firms. In addition, the Colorado Tax-Exempt Fund will not purchase securities during the existence of any underwriting group or related selling group of which ALPS, the Investment Adviser, or any affiliated person of any of them, is a member, except to the extent permitted by the SEC. In certain circumstances, the Funds may be at a disadvantage because of these limitations in comparison with other investment companies which have similar investment objectives but are not subject to such limitations.

         Investment decisions for each Fund are made independently from those for the other Funds and investment companies and accounts advised or managed by the Investment Adviser. Such other investment companies and accounts also may invest in the same securities as the Funds. When a purchase or sale of the same security is made at substantially the same time on behalf of a Fund and another investment company or account, the available securities will be allocated between the Fund and the other purchaser in a manner which Denver Investment Advisors believes to be equitable to both. In some instances, this may adversely affect the price paid or received by a Fund or the size of the position obtained by or disposed of by the Fund. To the extent permitted by law, Denver Investment Advisors may aggregate the securities to be sold or purchased for a Fund with those to be sold or purchased for other investment companies or accounts in executing transactions.

MOODY'S AND S&P RATINGS

         The ratings of ratings agencies represent their opinions as to the quality of debt securities. It should be emphasized, however, that ratings are general and are not absolute standards of quality, and debt securities with the same maturity, interest rate and rating may have different yields while debt securities of the same maturity and interest rate with different ratings may have the same yield. Subsequent to purchase by a Fund, an issue of debt securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by a Fund. Denver Investment Advisors will consider such an event in determining whether the Fund involved should continue to hold the obligation.

         The payment of principal and interest on most debt securities purchased by the Funds will depend upon the ability of the issuers to meet their obligations. An issuer's obligations under its debt securities are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, which may be enacted by federal or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or, in the case of governmental entities, upon the ability of such entities to levy taxes. The power or ability of an issuer to meet its obligations for the payment of interest and principal of its debt securities may be materially adversely affected by litigation or other conditions.

MUNICIPAL OBLIGATIONS (BOND FUNDS)

         Municipal Obligations include "general obligation" securities, "revenue" securities, private activity bonds and "moral obligation" securities. General obligation securities are secured by the issuer's pledge of its full faith, credit and taxing power. Revenue securities are payable only from the revenues derived from a particular facility, the proceeds of a special excise tax or another specific revenue source such as the user of the facility being financed. Private activity bonds (E.G., bonds issued by industrial development authorities) are issued by or on behalf of public authorities to finance various privately-operated facilities. Such bonds are included within the term "Municipal Obligations" only if the interest paid thereon is exempt from regular federal income tax and, for the Colorado Tax-Exempt Fund, not treated as a specific tax preference item under the federal alternative minimum tax.

Private activity bonds are in most cases revenue securities and are not payable from the unrestricted revenues of the issuer. The credit quality of such bonds is usually directly related to the credit standing of the corporate user of the facility involved. Moral obligation securities are normally issued by special purpose public authorities. If the issuer is unable to meet its debt service obligations from current revenues, it may draw on a reserve fund, the restoration of which is a moral commitment but not a legal obligation of the state or municipality which created the issuer.

         Certain of the Municipal Obligations held by the Colorado Tax-Exempt Fund may be insured as to the timely payment of principal and interest. There is no guarantee, however, that the insurer will meet its obligations in the event of the issuer's default. In addition, such insurance will not protect against market fluctuations caused by changes in interest rates and other factors.

         Although the Colorado Tax-Exempt Fund will invest most of its assets, under normal circumstances, in intermediate-term Municipal Obligations, the Fund may also purchase short-term General Obligation Notes, Tax Anticipation Notes, Bond Anticipation Notes, Revenue Anticipation Notes, Tax-Exempt Commercial Paper, Construction Loan Notes and other forms of short-term tax-exempt loans. Such instruments are issued with a short-term maturity in anticipation of the receipt of tax funds, the proceeds of bond placements or other revenues.

         Within the types of Municipal Obligations described above there are other categories, including municipal leases, which are often sold in the form of certificates of participation. These obligations are issued by state and local governments or authorities to finance the acquisition of equipment and facilities. Certain of these obligations present the risk that a municipality may not appropriate funds for the lease payments. Moreover, lease obligations may be limited by municipal charter or other provisions that do not permit acceleration of the lease obligation upon default. Because certificates of participation are generally subject to redemption by the issuing municipal entity under specified circumstances, they are not as liquid or marketable as other types of Municipal Obligations and are generally valued at par or less than par in the open market.

         There are variations in the quality of Municipal Obligations both within a particular classification and between classifications, and the yields on Municipal Obligations depend upon a variety of factors, including general money market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue.

         Payment on Municipal Obligations relating to certain projects may be secured by mortgages or deeds of trust. In the event of a default, enforcement of the mortgages or deeds of trust will be subject to statutory enforcement procedures and limitations.

         In the event of a foreclosure, collection of proceeds may be delayed and may not be sufficient to pay the principal or accrued interest on the defaulted Municipal Obligations.

STAND-BY COMMITMENTS (COLORADO TAX-EXEMPT FUND)

         The Fund may acquire stand-by commitments with respect to Municipal Obligations held in its portfolio. Under a stand-by commitment, a dealer or bank agrees to purchase from the Fund, at the Fund's option, specified Municipal Obligations at a specified price. The amount payable to the Fund upon its exercise of a stand-by commitment is normally (i) the Fund's acquisition cost of the Municipal Obligations (excluding any accrued interest which the Fund paid on their acquisition), less any amortized market premium plus any amortized market or original issue discount during the period the Fund owned the securities, plus
(ii) all interest accrued on the securities since the last interest payment date during that period. Stand-by commitments may be sold, transferred or assigned by the Fund only with the underlying instrument.

         The Fund intends to enter into stand-by commitments only with dealers, banks and broker-dealers which, in the Investment Adviser's opinion, present minimal credit risks. The Fund's reliance upon the credit of these dealers, banks and broker-dealers will be secured by the value of the underlying Municipal Obligations that are subject to the commitment. In evaluating the creditworthiness of the issuer of a stand-by commitment, the Investment Adviser will review periodically the issuer's assets, liabilities, contingent claims and other relevant financial information.

         The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The acquisition of a stand-by commitment would not affect the valuation or assumed maturity of the underlying Municipal Obligations, which would continue to be valued in accordance with the Fund's normal method of valuation. Stand-by commitments acquired by the Fund would be valued at zero in determining net asset value.

SPECIAL CONSIDERATIONS REGARDING INVESTMENTS IN COLORADO OBLIGATIONS (COLORADO TAX-EXEMPT FUND)

         The concentration of the Colorado Tax-Exempt Fund in securities issued by governmental units of only one state exposes the Fund to risks greater than those of a more diversified portfolio holding securities issued by governmental units of different states and different regions of the country.

         The Fund believes the information summarized below describes some of the more significant developments relating to securities of (i) municipalities or other political subdivisions or instrumentalities of the State of Colorado (the "State") which rely, in whole or in part, on AD VALOREM real property taxes and other general funds of such municipalities or political subdivisions or (ii) the State. The sources of such information include the official publications of the State, as well as other publicly available documents. The Fund has not independently verified any of the information contained in such official publications and other publicly available documents, but is not aware of any facts which would render such information inaccurate.

ECONOMIC FACTORS. Based on data published by the State of Colorado, Office of State Planning and Budgeting as presented in the COLORADO ECONOMIC PERSPECTIVE, FOURTH QUARTER, FISCAL YEAR 1997, JUNE 20, 1997 (the "Economic Report"), nearly 54% of non-agricultural employment in Colorado in 1996 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the next largest employment sectors in the State, representing approximately 16.3% and 10.3%, respectively, of non-agricultural employment in the State in 1996. The Office of Planning and Budgeting projects similar concentrations for calendar years 1997 and 1998.

         According to the Economic Report, the Colorado unemployment rate remained unchanged with an average of 4.2% during both 1995 and 1996. Total retail sales increased by 16.7% during 1996. Colorado continued to surpass the employment growth rate of the U.S. with a 3.4% rate of growth for Colorado in 1996, as compared with 2.0% for the nation as a whole. However, the rate of job growth in Colorado is projected in the Economic Report to be lower in 1997 than 1996 as a result of layoffs at various employers.

         Personal income rose 6.8% in Colorado during 1996, as compared with an increase of 5.5% for the nation as a whole.

RESTRICTIONS OF APPROPRIATIONS AND REVENUES. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of State General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal years 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve requirement has been set at 4%. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve was set at 1% for 1993 and 2% for 1994 and has been set at 3% for 1995 and later years. For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of
(i) 5% of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

         According to the Economic Report, the fiscal year 1996 ending General Fund balance was $368.5 million, which was $211.8 million over the combined Unappropriated Reserve and Emergency Reserve requirements. The 1995 fiscal year ending General Fund balance was $488.5 million, or $262.4 million over the required Unappropriated Reserve and Emergency Reserve. Based on Economic Report estimates, the fiscal year 1997 ending General Fund balance is expected to be approximately $386.3 million, or $220.3 million over the required Unappropriated Reserve and Emergency Reserve.

         On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and restricts the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

         The provisions of the Amendment are unclear and have required judicial interpretation. Among other provisions, the Amendment requires voter approval prior to tax increases, the imposition of a new tax, creation of debt, or mill levy or valuation for assessment ratio increases or a change of tax policy resulting in a net revenue gain. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes, and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust property tax revenue levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State General Fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The bases for initial spending and revenue limits were fiscal year 1992 spending and 1991 property taxes collected in 1992. The bases for spending and revenue limits for all subsequent fiscal years is the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. The Amendment also prohibits new or increased real property transfer tax rates, new State real property taxes and local District income taxes.

         Litigation concerning several issues relating to the Amendment has been brought in the Colorado courts. The litigation has dealt with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriation is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on voter approved general obligation bonds issued after the effective date of the Amendment; in June 1995, the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to the Amendment provided that such bonds or bonds issued to refund such bonds were voter approved. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Finally, in May 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the Amendment; however, the Court did not address the issue of how valid enterprises may be created. Many Colorado local governments interpret this decision to mean that a government with taxing power cannot be an enterprise but that a business activity (such as a utility) owned by such a government can be. Additional litigation in the "enterprise" arena may be filed in the future to clarify these issues. The Colorado Supreme Court has also decided that voters can authorize a government to keep and spend all revenues received in excess of the spending limits. Other aspects of the spending limit are being litigated in district court actions.

         According to the Economic Report, for fiscal year 1996, general fund revenues (adjusted for cash funds that are exempt from the Amendment) were $3,941.9 million and program revenues (cash funds) were $1,815.5 million, for revenues totaling $5,757.3 million. During calendar year 1995, population and inflation grew at rates of 4.4% and 2.7%, respectively, for a combined total limit of 7.1%. Accordingly, under the Amendment, increases in State expenditures during the 1996 fiscal year could not exceed $6,166.1 million and the actual 1996 general fund and program revenues of $6,124.3 million were under the limit. The limitation for fiscal year 1997 is 5.5% over revenues during the 1996 fiscal year; accordingly, 1997 fiscal year revenues cannot exceed $6,528.5 million. Fiscal year 1997 revenues are estimated to be approximately $140 million over the limitation. The limitation for the 1998 fiscal year is currently projected to be 5.2% which translates to a revenue limit of approximately $6,946.5 million for fiscal year 1998. The State currently projects that revenues will exceed the Amendment limitation for the foreseeable future. There will be a special session of the legislature in October to determine how to refund the surplus for fiscal year 1997. It is possible that in future legislative sessions proposals to reform the state tax structure to minimize such surpluses may be considered. The State will have to refund, or obtain voter approval to retain, the excess over the limitation in 1998.

         There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

COLORADO STATE FINANCES. As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. According to State of Colorado Audited Finance Reports, under generally accepted accounting principles, the State had unrestricted General Fund ending balances at June 30 of approximately $133.3 million in fiscal year 1992, $326.8 million in fiscal year 1993, $320.4 million in fiscal year 1994, $408.0 million in fiscal year 1995, and $368.5 million for fiscal year 1996.

         For fiscal year 1996, the following tax categories generated the following percentages of the State's $4,268.7 million total revenues (accrual basis): individual income taxes represented 54.3% of gross fiscal year 1996 receipts; sales, use, and other excise taxes represented 33.2% of gross fiscal year 1996 receipts; and corporate income taxes represented 4.8% of gross fiscal year 1996 receipts. For fiscal year 1997, General Fund revenues of approximately $4,645.8 million and appropriations of approximately
$4,553.2 million are projected. The percentages of General Fund revenue generated by type of tax for fiscal year 1997 are not expected to be significantly different from fiscal year 1996 percentages.

DEBT. Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local government units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an AD VALOREM property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government.
Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

         Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Colorado obligations in the Fund), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

U.S. GOVERNMENT OBLIGATIONS (ALL FUNDS)

         Each Fund may invest in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Examples of the types of U.S. Government obligations that may be held by a Fund include, in addition to U.S. Treasury bonds, notes and bills, the obligations of Federal Home Loan Banks, Federal Farm Credit Banks, Federal Land Banks, the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, Federal National Mortgage Association, General Services Administration, Student Loan Marketing Association, Central Bank for Cooperatives, Federal Home Loan Mortgage Corporation, Federal Intermediate Credit Banks and Maritime Administration. Obligations of certain agencies and instrumentalities of the U.S. Government, such as those of the Government National Mortgage Association, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so by law.

MONEY MARKET INSTRUMENTS (ALL FUNDS)

         Each Fund may invest from time to time in "money market instruments" such as bank obligations, commercial paper and corporate bonds with remaining maturities of 13 months or less.

         Bank obligations include bankers' acceptances, negotiable certificates of deposit and non-negotiable time deposits, including instruments issued or supported by the credit of U.S. or foreign banks. Although the Funds will invest in obligations of foreign banks or foreign branches of U.S. banks only where the Investment Adviser deems the instrument to present minimal credit risks, these investments nevertheless entail risks that are different from those of investments in domestic obligations of U.S. banks due to differences in political, regulatory and economic systems and conditions. Investments in bank obligations are limited to the obligations of financial institutions having more than $1 billion in total assets at the time of purchase. Investments in the obligations of foreign banks and foreign branches of U.S. banks will not exceed 20% and 25%, respectively, of each Fund's total assets at the time of purchase.

         Commercial paper is a short-term debt obligation with a maturity ranging from 1 to 270 days issued by banks, corporations and other borrowers. Investments by a Fund in commercial paper and similar corporate obligations will consist of issues that are rated within the highest rating category by one or more Rating Agencies at the time of purchase and unrated paper determined by the Investment Adviser at the time of purchase to be of comparable quality.

         For the Colorado Tax-Exempt Fund, investments in money market instruments, together with investments in other instruments (such as U.S. Government obligations and repurchase agreements) that are subject to federal income tax, will not exceed 20% of the total assets of the Fund except when made for temporary defensive purposes. The Colorado Tax-Exempt Fund may also hold uninvested cash reserves which do not earn income pending investment, during temporary defensive periods or if, in the opinion of its Investment Adviser, suitable tax-exempt obligations are unavailable. There is no percentage limitation on the amount of assets which may be held uninvested by the Colorado Tax-Exempt Fund.

VARIABLE AND FLOATING RATE INSTRUMENTS (BOND FUNDS)

         These Funds may purchase variable and floating rate obligations as described in the Prospectus. The Investment Adviser will consider the earning power, cash flows and other liquidity ratios of the issuers and guarantors of such obligations and, if the obligation is subject to a demand feature, will monitor the issuer's financial ability to meet payment on demand.

         Variable and floating rate demand instruments acquired by a Fund may include participations in Municipal Obligations purchased from and owned by financial institutions, primarily banks. Participation interests provide a Fund with a specified undivided interest (up to 100%) in the underlying obligation and the right to demand payment of the unpaid principal balance plus accrued interest on the participation interest from the institution upon a specified number of days' notice, not to exceed thirty days. Each participation interest is backed by an irrevocable letter of credit or guarantee of a bank that the Investment Adviser has determined meets the prescribed quality standards for the Fund. The bank typically retains fees out of the interest paid on the obligation for servicing the obligation, providing the letter of credit and issuing the repurchase commitment.

         While there may be no active secondary market with respect to a particular variable or floating rate instrument purchased by the Funds, the Funds may, from time to time as specified in the instrument, demand payment in full of the principal or may resell the instrument to a third party. The absence of an active secondary market, however, could make it difficult for a Fund to dispose of an instrument if the issuer defaulted on its payment obligation or during periods that the Fund is not entitled to exercise its demand rights, and the Fund could, for these or other reasons, suffer a loss. Variable and floating rate instruments with no active secondary market will be included in the calculation of a Fund's illiquid assets. See "Restricted Securities."

REPURCHASE AGREEMENTS (ALL FUNDS)

         A Fund will enter into repurchase agreements only with financial institutions deemed to be creditworthy by the Investment Adviser, pursuant to guidelines established by the Trust's Board of Trustees. During the term of any repurchase agreement, the Investment Adviser will monitor the creditworthiness of the seller and the seller must maintain the value of the securities subject to the agreement and held by the Fund as collateral at 101% of the repurchase price.

         Although the securities subject to repurchase agreements may bear maturities exceeding 13 months, each Fund does not presently intend to enter into repurchase agreements with deemed maturities in excess of seven days after notice by the Fund. If in the future a Fund were to enter into repurchase agreements with deemed maturities in excess of seven days, the Fund would do so only if such investment, together with other illiquid securities, did not exceed 15% of the value of the Fund's net assets.

         The repurchase price under repurchase agreements entered into by a Fund generally equals the price paid by the Fund plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the securities underlying the repurchase agreement). Securities subject to repurchase agreements are held by the Funds' custodian or in the Federal Reserve/Treasury book-entry system.

         Repurchase agreements involve the risk that the seller will fail to repurchase the securities, as agreed. In that event, the Fund will bear the risk of possible loss due to adverse market action or delays in liquidating the underlying obligations.

REVERSE REPURCHASE AGREEMENTS (ALL FUNDS)

         When a Fund enters into a reverse repurchase agreement, it maintains in a separate custodial account cash, U.S. Government obligations or other liquid high-grade debt obligations that have a value at least equal to the repurchase price.

         Reverse repurchase agreements involve the risk that the value of portfolio securities a Fund sells may decline below the price it must pay when the transaction closes.

         As reverse repurchase agreements are deemed to be borrowings by the SEC, each Fund is required to maintain continuous asset coverage of 300%.
Should the value of a Fund's assets decline below 300% of borrowings, a Fund may be required to sell portfolio securities within three days to reduce the Fund's debt and restore 300% asset coverage.

LOWER-RATED SECURITIES (ALL EQUITY FUNDS)

         While any investment carries some risk, certain risks associated with lower-rated securities (commonly referred to as "junk bonds") are different than those for investment grade securities. The risk of loss through default is greater because lower-rated securities are usually unsecured and are often subordinate to an issuer's other obligations. If an issuer of a security held by a Fund defaults, the Fund may incur additional expenses to seek recovery. Additionally, the issuers of these securities frequently have high debt levels and are thus more sensitive to difficult economic conditions, individual corporate developments and rising interest rates. Consequently, the market price of these securities may be quite volatile and may result in wider fluctuations in a Fund's net asset value per share.

         In certain circumstances it may be difficult to determine a security's fair value due to a lack of reliable objective information. This may occur where there is no established secondary market for the security or the security is thinly traded. As a result, a Fund's valuation of a security and the price it is actually able to obtain when it sells the security could differ.

         Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may adversely affect the value and liquidity of lower-rated securities held by the Funds, especially in a thinly-traded market. Illiquid or restricted securities held by the Funds may involve special registration responsibilities, liabilities, costs and valuation difficulties.

         The ratings of Rating Agencies evaluate the safety of a lower-rated security's principal and interest payments, but do not address market value risk. Because the ratings of the Rating Agencies may not always reflect current conditions and events, the Investment Adviser continuously monitors the issuers of lower-rated securities held in a Fund's portfolio for their ability to make required principal and interest payments. If a security undergoes a rating revision, the Fund involved may continue to hold the security if the Investment Adviser decides this is appropriate.

SECURITIES LENDING (EQUITY AND BOND FUNDS OTHER THAN THE COLORADO TAX-EXEMPT
FUND)

         Each of these Funds may lend its portfolio securities to institutional investors as a means of earning additional income. Such loans must be continuously secured by certain liquid, high-grade collateral equal at all times to at least the market value of the securities loaned. Securities loans will be made only to borrowers deemed by the Investment Adviser to present minimal credit risks and when, in its judgment, the income to be earned from the loan justifies the possible risks.

         When a Fund lends its securities, it continues to receive interest or dividends on the securities loaned and may simultaneously earn interest on the collateral received from the borrower or from the investment of cash collateral in readily marketable, high-quality, short-term obligations. Although voting rights, or rights to consent, attendant to securities on loan pass to the borrower, these loans may be called at any time and will be called if a material event affecting the investment were to occur.

         Collateral for such securities loans may include cash, securities of the U.S. Government, its agencies or instrumentalities or an irrevocable letter of credit issued by a bank which meets the investment standards of a Fund and whose securities are eligible for purchase under the objectives, policies and limitations of the Fund. There may be risks of delay in receiving additional collateral or in recovering the securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially.

RESTRICTED SECURITIES (ALL FUNDS)

         No Fund will knowingly invest more than 15% of the value of its net assets in securities that are illiquid. Securities that are not registered under the Securities Act of 1933 but that may be purchased by institutional buyers under Rule 144A are subject to this limitation unless the Investment Adviser under the supervision of the Board determines that a liquid trading market exists.

         Rule 144A allows for a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a "safe harbor" from the registration requirements of the Securities Act of 1933 for resales of certain securities to qualified institutional buyers. The Investment Adviser believes that the market for certain restricted securities such as institutional commercial paper may expand further as a result of this regulation and the development of automated systems for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers, such as the PORTAL System sponsored by the NASD.

         The Investment Adviser monitors the liquidity of restricted securities in each of the Funds' portfolios under the supervision of the Board of Trustees. In reaching liquidity decisions, the Investment Adviser will consider such factors as: (a) the frequency of trades and quotes for the security; (b) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers; (c) dealer undertakings to make a market in the security; and (d) the nature of the security and the nature of the marketplace trades (E.G., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer).

RIGHTS OFFERINGS AND WARRANTS TO PURCHASE (EQUITY AND BOND FUNDS)

         These Funds may participate in rights offerings and may purchase warrants. These instruments are privileges enabling the owners to subscribe to and purchase a specified number of shares of the issuing corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund involved could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the expiration of the rights and warrants. Also, the purchase of rights or warrants involves the risk that the effective price paid for them, when added to the subscription price of the related security, may exceed the value of the subscribed security's market price. This could occur when there is no movement in the level of the underlying security.

ASSET-BACKED SECURITIES (BOND FUNDS)

         These Funds may purchase asset-backed securities issued by either governmental or non-governmental entities which represent a participation in, or are secured by and payable from, a stream of payments generated by particular assets, most often a pool of assets similar to one another. Primarily, these securities do not have the benefit of the same security interest in the underlying collateral. Payment on asset-backed securities of private issues is typically supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty, or subordination. Assets generating such payments will consist of such instruments as motor vehicle installment purchase obligations and credit card receivables. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer laws, many of which have given debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. The

Funds may also invest in other types of asset-backed securities that may be available in the future.

         The calculation of the average weighted maturity of asset-backed securities is based on estimates of average life.

         Asset-backed securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in an underlying pool of assets, or as debt instruments, which are also known as collateralized obligations, and are generally issued as the debt of a special purpose entity organized solely for the purpose of owning such assets and issuing such debt. Asset-backed securities are often backed by a pool of assets representing the obligations of a number of different parties. Payments of both interest and principal on the securities are typically made monthly, thus in effect "passing through" monthly payments made by the individual borrowers on the assets that underlie the securities, net of any fees paid to the issuer or guarantor of the securities.

         Asset-backed securities are considered an industry for industry concentration purposes.

         In general, the collateral supporting asset-backed securities is of shorter maturity than mortgage-related securities. Like other fixed-income securities, when interest rates rise the value of an asset-backed security generally will decline; however, when interest rates decline, the value of an asset-backed security with prepayment features may not increase as much as that of other fixed-income securities.

MORTGAGE-RELATED SECURITIES (BOND FUNDS)

         MORTGAGE BACKED SECURITIES GENERALLY. Mortgage backed securities held by the Bond Funds represent an ownership interest in a pool of residential mortgage loans. These securities are designed to provide monthly payments of interest and principal to the investor. The mortgagor's monthly payments to his lending institution are "passed-through" to an investor such as the Funds. Most issuers or poolers provide guarantees of payments, regardless of whether or not the mortgagor actually makes the payment. The guarantees made by issuers or poolers are supported by various forms of credit, collateral, guarantees or insurance, including individual loan, title, pool and hazard insurance purchased by the issuers or poolers so that they can meet their obligations under the policies. Mortgage backed securities issued by private issuers or poolers, whether or not such securities are subject to guarantees, may entail greater risk than securities directly or indirectly guaranteed by the U.S. Government.

         Interests in pools of mortgage backed securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their residential mortgage loans, net of any fees paid. Additional payments are caused by repayments resulting from the sale of the underlying residential property, refinancing or foreclosure net of fees or costs which may be incurred. Some mortgage backed securities are described as "modified pass-through". These securities entitle the holders to receive all interest and principal payments owed on the mortgages in the pool, net of certain fees, regardless of whether or not the mortgagors actually make the payments.

         The Bond Funds may purchase mortgage-related securities that are secured by entities such as Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), commercial banks, trusts, financial companies, finance subsidiaries of industrial companies, savings and loan associations, mortgage banks and investment banks.

         There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage-related securities and among the securities that they issue. Mortgage-related securities include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities also include FNMA guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of the FNMA, are not backed by or entitled to the full faith and credit of the United States and are supported by the right of the issuer to borrow from the Treasury. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to timely payment of principal and interest by FNMA. Mortgage-related securities include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "Pcs"). FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by the FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

         UNDERLYING MORTGAGES. Pools consist of whole mortgage loans or participations in loans. The majority of these loans are made to purchasers of one to four family homes. The terms and characteristics of the mortgage instruments are generally uniform within a pool but may vary among pools. For example, in addition to fixed-rate, fixed-term mortgages, the Bond Funds may purchase pools of variable rate mortgages ("VRM"), growing equity mortgages ("GEM"), graduated payment mortgages ("GPM") and other types where the principal and interest payment procedures vary. VRM's are mortgages which reset the mortgage's interest rate periodically with changes in open market interest rates. To the extent that a Portfolio is actually invested in VRM's, its interest income will vary with changes in the applicable interest rate on pools of VRM's. GPM and GEM pools maintain constant interest rates, with varying levels of principal repayment over the life of the mortgage. These different interest and principal payment procedures should not impact the Portfolios' net asset value since the prices at which these securities are valued will reflect the payment procedures.

         All poolers apply standards for qualification to local lending institutions which originate mortgages for the pools. Poolers also establish credit standards and underwriting criteria for individual mortgages included in the pools. In addition, some mortgages included in pools are insured through private mortgage insurance companies.

         Each Fund may invest in multiple class pass-through securities, including CMOs and REMIC Certificates. These multiple class securities may be issued or guaranteed by U.S. Government agencies or instrumentalities, including GNMA, FNMA and FHLMC, or issued by trusts formed by private originators of, or investors in, mortgage loans. In general, CMOs and REMICs are debt obligations of a legal entity that are collateralized by, and multiple class pass-through securities represent direct ownership interests in, a pool of residential mortgage loans or mortgage pass-through securities (the "Mortgage Assets"), the payments on which are used to make payments on the CMOs or multiple pass-through securities. Investors may purchase beneficial interests in REMICs, which are known as "regular" interests or "residual" interests, which in general are junior and more volatile than regular interests. The Funds do not intend to purchase residual interests. Pools created by non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government guarantees of payments in the former pools. However, timely payment of interest and principal of these pools is supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance purchased by the issuer. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or mortgage poolers can meet their obligations under the policies.

         Although certain mortgage-related securities are guaranteed by a third party or are otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If a Fund purchases a mortgage-related security at a premium, that amount may be lost if there is a decline in the market value of the security whether resulting from increases in interest rates or prepayment of the underlying mortgage collateral. As with other interest-bearing securities, the prices of such securities are inversely affected by changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true because mortgages underlying securities are prone to prepayment in periods of declining interest rates. For this and other reasons, a mortgage-related security's maturity may be shortened by unscheduled prepayments on underlying mortgages and, therefore, it is not possible to accurately predict the security's return to a Fund. Mortgage-related securities provide regular payments consisting of interest and principal. No assurance can be given as to the return a Fund will receive when these amounts are reinvested. The compounding effect from reinvestment of monthly payments received by the Funds will increase their respective yields to shareholders, compared to bonds that pay interest semi-annually.

         CMOs may involve additional risks other than those found in other types of mortgage-related obligations. During periods of rising interest rates, CMOs may lose their liquidity as CMO market makers may choose not to repurchase, or may offer prices, based on current market conditions, which are unacceptable to the Fund based on the Fund's analysis of the market value of the security.

         As new types of mortgage-backed securities are developed and offered in the market, the Trust may consider making investments in such new types of securities.

OPTIONS (EQUITY AND BOND FUNDS, OTHER THAN THE COLORADO TAX-EXEMPT FUND)

         Each Fund, other than the Colorado Tax-Exempt Fund, may purchase put and call options and may write covered call and secured put options issued by the Options Clearing Corporation which are traded over-the-counter or are listed on a national securities exchange. Such options may relate to particular securities or to various stock or bond indexes, except that a Fund may not write covered call options on an index. A Fund may also invest in index futures contracts and options on index futures contracts for hedging purposes. A Fund may not purchase options or purchase or sell futures contracts or options on futures contracts unless immediately after any such transaction the aggregate amount of premiums paid for put options and the amount of margin deposits on its existing futures positions do not exceed 5% of its total assets. Purchasing options is a specialized investment technique that may entail the risk of a complete loss of the amounts paid as premiums to the writer of the option.

         In order to close out call or put option positions, the Fund will be required to enter into a "closing purchase transaction" -- the purchase of a call or put option (depending upon the position being closed out) on the same security with the same exercise price and expiration date as the option that it previously wrote. When a portfolio security subject to a call option is sold, a Fund will effect a closing purchase transaction to close out any existing call option on that security. If a Fund is unable to effect a closing purchase transaction, it will not be able to sell the underlying security until the option expires or a Fund delivers the underlying security upon exercise.

         By writing a covered call option, a Fund forgoes the opportunity to profit from an increase in the market price of the underlying security above the exercise price except insofar as the premium represents a profit. In addition, a Fund is not able to sell the underlying security until the option expires or is exercised or the Fund effects a closing purchase transaction by purchasing an option of the same series. If a Fund writes a secured put option, it assumes the risk of loss should the market value of the underlying security decline below the exercise price of the option. The use of covered call and secured put options will not be a primary investment technique of a Fund. If the Investment Adviser is incorrect in its forecast for the underlying security or other factors when writing options, a Fund would be in a worse position than it would have been had the options not been written.

         In contrast to an option on a particular security, an option on an index provides the holder with the right to make or receive a cash settlement upon exercise of the option. The amount of this settlement will be equal to the difference between the closing price of the index at the time of exercise and the exercise price of the option expressed in dollars, times a specified multiple.

         When a Fund purchases a put or call option, the premium paid by it is recorded as an asset of the Fund. When a Fund writes an option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of the Fund's statement of assets and liabilities as a deferred credit. The amount of this asset or deferred credit will be subsequently marked-to-market to reflect the current value of the option purchased or written. The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option purchased by a Fund expires unexercised, the Fund realizes a loss equal to the premium paid. If a Fund enters into a closing sale transaction on an option purchased by it, the Fund will realize a gain if the premium received by the Fund on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. If an option written by a Fund expires on the stipulated expiration date or if a Fund enters into a closing purchase transaction, it will realize a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option written by a Fund is exercised, the proceeds of the sale will be increased by the net premium originally received and the Fund will realize a gain or loss.

         As noted in the Prospectus, there are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets which could result in an imperfect correlation between the markets, causing a given transaction not to achieve its objectives. In addition, a liquid secondary market for particular options, whether traded over-the-counter or on a national securities exchange ("National Securities Exchange") may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by a National Securities Exchange on opening transactions, closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; unusual or unforeseen circumstances may interrupt normal operations on a National Securities Exchange; the facilities of a National Securities Exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or one or more National Securities Exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that National Securities Exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the Options Clearing Corporation as a result of trades on that National Securities Exchange would continue to be exercisable in accordance with their terms. A Fund will likely be unable to control losses by closing its position where a liquid secondary market does not exist. Moreover, regardless of how much the market price of the underlying security increases or decreases, the option buyer's risk is limited to the amount of the original investment for the purchase of the option. However, options may be more volatile than their underlying securities, and therefore, on a percentage basis, an investment in options may be subject to greater fluctuation than an investment in the underlying securities.

         A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

FUTURES AND RELATED OPTIONS (EQUITY AND BOND FUNDS, OTHER THAN THE COLORADO TAX-EXEMPT FUND)

         These Funds may invest in futures contracts and related options (including, but not limited to, interest rate futures contracts and index futures contracts). For a detailed description of futures contracts and related options, see Appendix B to this Statement of Additional Information.

FOREIGN CURRENCY EXCHANGE TRANSACTIONS (ALL EQUITY FUNDS)

         A forward foreign currency exchange contract is an obligation by the Fund to purchase or sell a specific currency at a specified price and future date, which may be any fixed number of days from the date of the contract.
These contracts establish an exchange rate at a future date and are transferable in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. These contracts generally have no deposit requirement and are traded at a net price without commission. Neither spot transactions nor forward foreign currency exchange contracts eliminate fluctuations in the prices of a Fund's portfolio securities or in foreign exchange rates or prevent loss if the prices of these securities should decline.

         Forward foreign currency exchange contracts allow a Fund to hedge the currency risk of portfolio securities denominated in a foreign currency. This technique permits the assessment of the merits of a security to be considered separately from the currency risk. It is thereby possible to focus on the opportunities presented by the security apart from the currency risk. Although these contracts are of short duration, generally between one and twelve months, they frequently are rolled over in a manner consistent with a more long-term currency decision. Although foreign currency hedging transactions tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might be realized should the value of the hedged currency increase. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of these securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date the forward contract is entered into and the date it matures. The projection of currency market movements is extremely difficult, and the successful execution of a hedging strategy is highly uncertain.

WHEN-ISSUED PURCHASES AND FORWARD COMMITMENTS (ALL FUNDS)

         When a Fund agrees to purchase securities on a when-issued basis or enters into a forward commitment to purchase securities, its custodian will set aside cash or certain liquid high-grade debt obligations equal to the amount of the purchase or the commitment in a separate account. Normally, the custodian will set aside portfolio securities to meet this requirement. The market value of the separate account will be monitored and in the event of a decline, the Fund will be required to place additional assets in the separate account in order to ensure that the value of the account remains equal to the amount of the Fund's commitments. In the case of a forward commitment to sell portfolio securities, the Fund's custodian will hold the portfolio securities themselves in a segregated account while the commitment is outstanding.

         The Funds will enter into these transactions only with the intention of completing them and actually purchasing or selling the securities involved. However, if deemed advisable as a matter of investment strategy, a Fund may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to the Fund on the settlement date. In these cases the Fund may realize a capital gain or loss.

         When a Fund engages in when-issued and forward commitment transactions, it relies on the other party to consummate the trade. Failure of the other party to do so may result in the Fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

         The value of the securities underlying a when-issued or forward commitment transaction, and any subsequent fluctuations in their value, are taken into account when determining a Fund's net asset value starting on the day the Fund agrees to purchase the securities. The Fund does not earn interest on the securities until they are paid for and delivered on the settlement date. When a Fund makes a forward commitment to sell securities it owns, the proceeds to be received upon settlement are included in the Fund's assets, and fluctuations in the value of the underlying securities are not reflected in the Fund's net asset value as long as the commitment remains in effect.

SECURITIES ISSUED BY OTHER INVESTMENT COMPANIES (ALL FUNDS)

         Each Fund may invest up to 10% of its total assets in securities issued by other investment companies; however, the Colorado Tax-Exempt Fund may only invest in investment companies which invest in high-quality, short-term taxable instruments or tax-exempt instruments and which determine their net asset value per share on the amortized cost or penny-rounding method. Securities issued by other investment companies may be acquired by the Funds within the limits prescribed by the 1940 Act.

INVESTMENT LIMITATIONS

         A Fund may not change the following investment limitations without the approval of a majority of the holders of the Fund's outstanding shares (as defined under "Miscellaneous" below).

         No Fund may:

         1. Purchase or sell real estate, except that each Fund may purchase securities of issuers which deal in real estate and may purchase securities which are secured by interests in real estate.

         2. Purchase securities of companies for the purpose of exercising control.

         3. Acquire any other investment company or investment company security except in connection with a merger, consolidation, reorganization or acquisition of assets or where otherwise permitted by the 1940 Act.

         4. Act as an underwriter of securities within the meaning of the Securities Act of 1933 except insofar as the Fund might be deemed to be an underwriter upon disposition of portfolio securities acquired within the limitation on purchases of restricted securities and except to the extent that the purchase of obligations directly from the issuer thereof in accordance with the Fund's investment objective, policies and limitations may be deemed to be underwriting.

         5. Write or sell put options, call options, straddles, spreads, or any combination thereof, except for transactions in options on securities, futures contracts and options on futures contracts. (This exception does not apply to the Colorado Tax-Exempt Fund.)

         6. Borrow money or issue senior securities, except that each Fund may borrow from banks and enter into reverse repurchase agreements for temporary purposes in amounts up to 10% of the value of its total assets at the time of such borrowing; or mortgage, pledge or hypothecate any assets, except in connection with any such borrowing and in amounts not in excess of the lesser of the dollar amounts borrowed or 10% of the value of a Fund's total assets at the time of such borrowing. No Fund will purchase securities while its borrowings (including reverse repurchase agreements) in excess of 5% of its total assets are outstanding. Securities held in escrow or separate accounts in connection with a Fund's investment practices described in this Statement of Additional Information or the Prospectus are not deemed to be pledged for purposes of this limitation.

         None of the Equity or Bond Funds may:

         1. Purchase securities of any one issuer (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, immediately after such purchase, more than 5% of the value of the Fund's total assets would be invested in the securities of such issuer, or more than 10% of the issuer's outstanding voting securities would be owned by the Fund or the Trust, except that up to 25% of the value of the Fund's total assets may be invested without regard to these limitations.

         2. Make loans, except that each Fund may purchase and hold debt instruments and enter into repurchase agreements in accordance with its investment objective and policies and may lend portfolio securities in an amount not exceeding 30% of its total assets.

         3. Purchase securities on margin, make short sales of securities or maintain a short position, except that (a) this investment limitation shall not apply to each Fund's transactions in futures contracts and related options, and (b) each Fund may obtain short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

         4. Purchase or sell commodity contracts, or invest in oil, gas or mineral exploration or development programs, except that each Fund may, to the extent appropriate to its investment objective, purchase publicly traded securities of companies engaging in whole or in part in such activities, and may enter into futures contracts and related options.

         5. Purchase any securities that would cause 25% or more of the Fund's total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities;
(b) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents; and (c) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

         The Colorado Tax-Exempt Fund may not:

         1. Invest less than 80% of its net assets in securities the interest on which is exempt from federal income tax, except during periods of unusual market conditions. For purposes of this investment limitation, securities the interest on which is treated as a specific tax preference item under the federal alternative minimum tax are considered taxable.

         2. Make loans, except that the Fund may purchase and hold debt instruments and enter into repurchase agreements in accordance with its investment objective and policies.

         3. Purchase securities of any one issuer if, immediately after such purchase, more than 5% of the value of the Fund's total assets would be invested in the securities of such issuer, except that (a) up to 50% of the value of the Fund's total assets may be invested without regard to this 5% limitation provided that no more than 25% of the value of the Fund's total assets are invested in the securities of any one issuer and (b) this 5% limitation does not apply to securities issued or guaranteed by the U.S. Government, its agencies, authorities, instrumentalities or political subdivisions. For purposes of this limitation, a security is considered to be issued by the governmental entity (or entities) whose assets and revenues back the security, or, with respect to a private activity bond that is backed only by the assets and revenues of a nongovernmental user, such nongovernmental user. In certain circumstances, the guarantor of a guaranteed security may also be considered to be an issuer in connection with such guarantee, except that a guarantee of a security shall not be deemed to be a security issued by the guarantor when the value of all securities issued and guaranteed by the guarantor, and owned by the Fund, does not exceed 10% of the value of the Fund's total assets.

         4. Purchase any securities, except securities issued (as defined in the preceding investment limitation) or guaranteed by the United States, any state, territory or possession of the

United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political sub-divisions, which would cause 25% or more of the value of the Fund's total assets at the time of purchase to be invested in the securities of issuers conducting their principal business activities in the same industry.

         5. Purchase securities on margin, make short sales of securities or maintain a short position, except that the Fund may obtain short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

         6. Purchase or sell commodity contracts (including futures contracts) or invest in oil, gas or mineral exploration or development programs, except that the Fund may, to the extent appropriate to its investment objective, purchase publicly traded securities of companies engaging in whole or in part in such activities.


                                   NET ASSET VALUE

         The net asset value per share of each Fund is calculated as set forth in the Prospectus and is calculated separately from the net asset value of the other Funds. For purposes of such calculation, "assets belonging to" a Fund consist of the consideration received upon the issuance of shares of the particular Fund together with all income, earnings, profits and proceeds derived from the investment thereof, including any proceeds from the sale, exchange, or liquidation of such investments, any funds or payments derived from any reinvestment of such proceeds, and a portion of any general assets of the Trust not belonging to a particular investment portfolio that are allocated to that Fund by the Trust's Board of Trustees. The Board of Trustees may allocate such general assets in any manner it deems fair and equitable. Each Fund is charged with the direct liabilities and expenses of that Fund and with a share of the general liabilities and expenses of the Trust. Allocations of general assets and general liabilities and expenses of the Trust to a particular Fund will be made in accordance with generally accepted accounting principles. Subject to the provisions of the Declaration of Trust, determinations by the Board of Trustees as to the direct and allocable liabilities, and the allocable portion of any general assets, with respect to a particular Fund are conclusive.

         Securities that are traded on a recognized stock exchange are valued at the last sale price occurring prior to the close of regular trading on the New York Stock Exchange (currently 4:00 Eastern Time). Securities for which there were no transactions are valued at the mean of the bid and asked prices.

         Securities that are traded on the NASDAQ National Market and the Over-the-counter market, where last sales prices are available are valued at the last sales price. If no last sale price is available, then the securities are valued at the mean of the bid and asked prices.

         Foreign securities that are traded on a foreign stock exchange are valued at the official closing price on the principal exchange. Instances where the official closing price is not available, the foreign securities are valued at the last sale price occurring prior to the valuation time determined by a portfolio pricing service approved by the Board of Trustees to value such types of securities.

         Long-term instruments, including corporate, government and mortgage-backed securities, having a remaining maturity of greater than 60 days are valued at the evaluated mean between the bid and ask prices as determined on the valuation date by a portfolio pricing service approved by the Board of Trustees to value such types of securities.

         Municipal securities are valued at the evaluated bid price as determined on the valuation date by a portfolio pricing service approved by the Board of Trustees to value such types of securities.

         Restricted securities, securities for which market quotations are not readily available from the portfolio pricing service, and other assets are valued at fair value by the Co-Administrators under the supervision of the Board of Trustees. Inc computing net asset value, the Co-Administrators will "mark to market" the current value of a Fund's open futures contracts and options. Securities have a remaining maturity of 60 days or less are valued at amortized cost which approximates market value.

                    ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

         Shares in the Funds are sold on a continuous basis by ALPS.

         Under the 1940 Act, a Fund may suspend the right of redemption or postpone the date of payment for shares during any period when (a) trading on the New York Stock Exchange (the "Exchange") is restricted by applicable rules and regulations of the SEC; (b) the Exchange is closed for other than customary weekend and holiday closings; (c) the SEC has by order permitted such suspension; or (d) an emergency exists as determined by the SEC. (The Funds may also suspend or postpone the recordation of the transfer of their shares upon the occurrence of any of the foregoing conditions.)

         Each Fund may redeem shares involuntarily if it appears appropriate to do so in light of its responsibilities under the 1940 Act or to reimburse the Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder or to collect any charge relating to a transaction effected for the benefit of a shareholder which is applicable to Fund shares as provided in the Prospectus from time to time.

         The Trust has filed an election pursuant to Rule 18f-1 under the 1940 Act which provides that each portfolio of the Trust is obligated to redeem shares solely in cash up to $250,000 or 1% of such portfolio's net asset value, whichever is less, for any one shareholder within a 90-day period. Any redemption beyond this amount may be made in proceeds other than cash.

         A Fund may make payment for redemption in securities or other property if it appears appropriate to do so in light of the Fund's responsibilities under the 1940 Act. Shareholders who receive a redemption in kind may incur additional costs when they convert the securities or property received to cash and may receive less than the redemption value of their shares, particularly where the securities are sold prior to maturity.

RETIREMENT PLANS -- EQUITY FUNDS AND BOND FUNDS

         PROFIT-SHARING PLAN. The Trust has available a profit-sharing plan (including a 401(k) option) (the "Profit-Sharing/401(k) Plan") for use by both self-employed individuals (sole proprietorships and partnerships) and corporations who wish to use shares of the Funds as a funding medium for a retirement plan qualified under the Internal Revenue Code ("Code").

         The Code provides certain tax benefits for contributions by a self-employed individual or corporation to the Profit-Sharing/401(k) Plan. For example, contributions to the Plan are deductible (subject to certain limits) and the contributions and earnings thereon are not taxed until distributed. However, distribution of amounts from the Profit-Sharing/401(k) Plan to a participant before the participant attains age 59 1/2 will (with certain exceptions) result in an additional 10% tax on the amount included in the participant's gross income.

         INDIVIDUAL RETIREMENT ACCOUNT. The Trust has available a plan (the "IRA") for use by individuals with compensation for services rendered (including earned income from self-employment) who wish to use shares of the Funds as a funding medium for individual retirement saving. However, except for rollover contributions, an individual who has attained, or will attain, age 70 1/2 before the end of the taxable year may only contribute to an IRA for his or her nonworking spouse under age 70 1/2.

         Distributions of an individual's IRA assets (and earnings thereon) before the individual attains age 59 1/2 will (with certain exceptions) result in an additional 10% tax on the amount included in the individual's gross income. Earnings on amounts contributed to the IRA are not taxed until distributed.

         The Trust also permits certain employers (including self-employed individuals) to make contributions to employees' IRAs if the employer establishes a Simplified Employee Pension ("SEP") plan and/or a Salary Reduction SEP ("SARSEP"). A SEP permits an employer to make discretionary contributions to all of its employees' IRAs (employees who have not met certain eligibility criteria may be excluded) equal to a uniform percentage of each employees' compensation (subject to certain limits). If an employer (including a self-employed individual) establishes a SARSEP, employees may defer a percentage of their compensation -- pre-tax -- to IRAs (subject to certain limits). The Code provides certain tax benefits for contributions by an employer, pursuant to a SEP and/or SARSEP, to an employee's IRA. For example, contributions to an employee's IRA pursuant to a SEP and/or SARSEP are deductible (subject to certain limits) and the contributions and earnings thereon are not taxed until distributed.

         In both the Profit-Sharing/401(k) Plan and the IRA, distributions of net investment income and capital gains will be automatically reinvested.

         The foregoing brief descriptions are not complete or definitive explanations of the Profit-Sharing/401(k) Plan or IRA available for investment in the Funds. Any person who wishes to establish a retirement plan account may do so by contacting ALPS directly. The complete Plan documents and applications will be provided to existing or prospective shareholders upon request, without obligation. The Trust recommends that investors consult their attorneys or tax advisors to determine if the retirement programs described herein are appropriate for their needs.


                                DESCRIPTION OF SHARES

         The Trust is a Massachusetts business trust. Under the Trust's Declaration of Trust, the beneficial interest in the Trust may be divided into an unlimited number of full and fractional transferable shares. The Amended and Restated Declaration of Trust authorizes the Board of Trustees to classify or reclassify any unissued shares of the Trust into one or more additional classes by setting or changing in any one or more respects, their respective designations, preferences, conversion or other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption. Pursuant to such authority, the Board of Trustees has authorized the issuance of twenty-four classes of shares, each class representing interests in a separate investment portfolio. The Trustees may similarly classify or reclassify any particular class of shares into one or more series. Currently, there are seven classes of shares being offered.

         Each share of the Trust has no par value, represents an equal proportionate interest in a Fund, and is entitled to such dividends and distributions of the income earned on the Fund's assets as are declared at the discretion of the Trustees. Shares of the Funds have no preemptive rights and only such conversion or exchange rights as the Board of Trustees may grant in its discretion. When issued for payment as described in the Prospectus, a Fund's shares will be fully paid and nonassessable by the Trust. In the event of a liquidation or dissolution of the Trust or an individual Fund, shareholders of a particular Fund would be entitled to receive the assets available for distribution belonging to the Fund, and a proportionate distribution, based upon the relative net asset values of the Trust's respective investment portfolios, of any general assets not belonging to any particular portfolio which are available for distribution. Shareholders of a Fund are entitled to participate in the net distributable assets of the Fund on liquidation, based on the number of shares of the Fund they hold.

         Shareholders of the Funds will vote together in the aggregate and not separately on a Fund-by-Fund basis, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of the shareholders of a particular Fund. Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Fund affected by the matter. A Fund is affected by a matter unless it is clear that the interests of each Fund in the matter are substantially identical or that the matter does not affect any interest of the Fund. Under the Rule, the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding shares of such Fund. However, the Rule also provides that the ratification of the appointment of independent public accountants, the approval of principal underwriting contracts and the election of trustees may be effectively acted upon by shareholders of the Trust voting without regard to particular Funds.

         There will normally be no meetings of shareholders for the purpose of electing trustees unless and until such time as less than a majority of the trustees holding office have been elected by shareholders, at which time the trustees then in office will call a shareholders meeting for the election of trustees. Shares of the Trust have noncumulative voting rights and, accordingly, the holders of more than 50% of the Trust's outstanding shares (irrespective of class) may elect all of the trustees. The Amended and Restated Declaration of Trust provides that meetings of the shareholders of the Trust shall be called by the Trustees upon the written request of shareholders owning at least 10% of the outstanding shares entitled to vote. Except as set forth above, the Trustees shall continue to hold office and may appoint successor trustees.

         The Amended and Restated Declaration of Trust authorizes the Board of Trustees, without shareholder approval (unless otherwise required by applicable law), to: (a) sell and convey the assets belonging to a class of shares to another management investment company for consideration which may include securities issued by the purchaser and, in connection therewith, to cause all outstanding shares of such class to be redeemed at a price which is equal to their net asset value and which may be paid in cash or by distribution of the securities or other consideration received from the sale and conveyance; (b) sell and convert the assets belonging to a class of shares into money and, in connection therewith, to cause all outstanding shares of such class to be redeemed at their net asset value; or (c) combine the assets belonging to a class of shares with the assets belonging to one or more other classes of shares if the Board of Trustees reasonably determines that such combination will not have a material adverse effect on the shareholders of any class participating in such combination and, in connection therewith, to cause all outstanding shares of any such class to be redeemed or converted into shares of another class of shares at their net asset value. However, the exercise of such authority may be subject to certain restrictions under the 1940 Act. The Board of Trustees may authorize the termination of any class of shares after the assets belonging to such class have been distributed to its shareholders.

                       ADDITIONAL INFORMATION CONCERNING TAXES

         The following summarizes certain additional tax considerations generally affecting the Funds and their shareholders that are not described in the Funds' Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Funds or their shareholders, and the discussion here and in the Funds' Prospectus are not intended as a substitute for careful tax planning and is based on tax laws and regulations which are in effect on the date hereof; such laws and regulations may be changed by legislative or administrative action. Investors should consult their tax advisors with reference to their own situation.

FEDERAL - ALL FUNDS

         Each Fund is treated as a separate corporate entity under the Code and intends to qualify as a regulated investment company for each of its taxable years. Qualification as a regulated investment company requires, among other things, that a Fund distribute to its shareholders an amount equal to at least the sum of 90% of its investment company taxable income (if any) and 90% of its tax-exempt interest income (if any) net of certain deductions for a taxable year. In general, a Fund's investment company taxable income will be its taxable income (including interest and short-term capital gains) subject to certain adjustments and excluding the excess of any net long-term capital gain for the taxable year over the net short-term capital loss, if any, for such year. Each Fund intends to distribute substantially all of its investment company taxable income and net tax-exempt income each taxable year. Such distributions by the Equity and Bond Funds will be taxable as ordinary income to their shareholders who are not currently exempt from federal income taxes, whether such income is received in cash or reinvested in additional shares. (Federal income taxes for distributions to an IRA or to a qualified retirement plan are deferred under the Code.)

         In addition, in order to qualify as a regulated investment company, each Fund must satisfy certain requirements with respect to the source of its income for a taxable year. At least 90% of the gross income of each Fund must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks, securities or foreign currencies, and other income (including, but not limited to, gains from options, futures, or forward contracts) derived with respect to the Fund's business of investing in such stock, securities or currencies. The Treasury Department may by regulation exclude from qualifying income foreign currency gains which are not directly related to the Fund's principal business of investing in stock or securities, or options and futures with respect to stock or securities. Any income derived by a Fund from a partnership or trust is treated for this purpose as derived with respect to the Fund's business of investing in stock, securities or currencies only to the extent that such income is attributable to items of income which would have been qualifying income if realized by the Fund in the same manner as by the partnership or trust.

         Another requirement for qualification as a regulated investment company, which has, however, been repealed for taxable years beginning after August 4, 1997, is that less than 30% of a Fund's gross income for a taxable year must be derived from gains realized on the sale or other disposition of the following investments held for less than three months: (1) stock and securities (as defined in Section 2(a)(36) of the 1940 Act); (2) options, futures and forward contracts other than those on foreign currencies; and (3) foreign currencies (and options, futures and forward contracts on foreign currencies) that are not directly related to a Fund's principal business of investing in stock and securities (and options and futures with respect to stocks and securities). Interest (including original issue discount and accrued market discount) received by a Fund upon maturity or disposition of a security held for less than three months will not be treated as gross income derived from the sale or other disposition of such security within the meaning of this requirement. However, any other income which is attributable to realized market appreciation will be treated as gross income from the sale or other disposition of securities for this purpose.

         Substantially all of each Fund's net realized long-term capital gains, if any, will be distributed at least annually to Fund shareholders. A Fund will generally have no tax liability with respect to such gains and the distributions will be taxable to Fund shareholders who are not currently exempt from federal income taxes as long-term capital gains, regardless of how long the shareholders have held Fund shares and whether such gains are received in cash or reinvested in additional shares.

         Each Fund will designate any distribution of long-term capital gains as a capital gain dividend in a written notice mailed to shareholders within 60 days after the close of its taxable year. Shareholders should note that, upon the sale or exchange of Fund shares, if the shareholder has not held such shares for more than six months, any loss on the sale or exchange of those shares will be treated as long term capital loss to the extent of the capital gain dividends received with respect to the shares.

         Ordinary income of individuals is taxable at a maximum nominal rate of 39.6%, but because of limitations on itemized deductions otherwise allowable and the phase-out of personal exemptions, the maximum effective marginal rate of tax for some taxpayers may be higher. An individual's long term capital gains on stocks and securities are taxable at a maximum nominal rate of 20%, except that "mid-term gains" (I.E., gains on capital assets held more than 12 months, but not more than 18 months) are taxable at a maximum nominal rate of 28%. For corporations, long term capital gains and ordinary income are both taxable at a maximum average rate of 35% (a maximum effective marginal rate of 39% applies in the case of corporations having taxable income between $100,000 and $335,000).

         A 4% non-deductible excise tax is imposed on regulated investment companies that fail to currently distribute an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). Each Fund intends to make sufficient distributions or deemed distributions of its ordinary taxable income and any capital gain net income prior to the end of each calendar year to avoid liability for this excise tax.

         If for any taxable year a Fund does not qualify for tax treatment as a regulated investment company, all of the taxable income of the Fund will be subject to tax at regular corporate rates, without any deduction for distributions to shareholders, and the Fund's distributions to shareholders (whether or not derived from interest on Municipal Obligations) will be taxable as ordinary dividends to the extent of the current and accumulated earnings and profits of the particular Fund. Such distributions will be eligible for the dividends received deduction in the case of corporate shareholders.

    The dividends received deduction is not available for dividends attributable to distributions made by a REIT to a Fund. In addition, distributions paid by REITS often include a "return of capital." The Code requires a REIT to distribute at least 95% of its taxable income to investors. In many cases, however, because of "non-cash" expenses such as property depreciation, an equity REIT's cash flow will exceed its taxable income. The REIT may distribute this excess cash to offer a more competitive yield. This portion of the distribution is deemed a return of capital, and is generally not taxable to shareholders.

STATE - ALL FUNDS

    Depending upon the extent of each Fund's activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located or in which they are otherwise deemed to be conducting business, a Fund may be subject to the tax laws of such states or localities. In addition, in those states and localities which have income tax laws, the treatment of the Funds and their shareholders under such laws may differ from their treatment under federal income tax laws.

ADDITIONAL FEDERAL TAX CONSIDERATIONS FOR THE COLORADO TAX-EXEMPT FUND

         As described above and in the Prospectus, the Colorado Tax-Exempt Fund is designed to provide investors with income exempt from regular federal income tax and Colorado personal income tax. See above for general federal income tax considerations. The Fund is not intended to constitute a balanced investment program and is not designed for investors seeking capital appreciation or maximum tax-exempt income irrespective of fluctuations in principal. Shares of the Fund would not be suitable for tax-exempt institutions and may not be suitable for retirement plans qualified under Section 401 of the Code, H.R. 10 plans and IRAs, because such plans and accounts are generally tax-exempt and, therefore, not only would not gain any additional benefit from the Fund's dividends being tax-exempt, but those dividends would be ultimately taxable to the beneficiaries when distributed to them. In addition, the Fund may not be an appropriate investment for entities which are "substantial users" of facilities financed by private activity bonds or "related persons" thereof. "Substantial user" is defined under Treasury Regulations to include a non-exempt person who regularly uses a part of such facilities in his trade or business and whose gross revenues derived with respect to the facilities financed by the issuance of bonds are more than 5% of the total revenues derived by all users of such facilities, or who occupies more than 5% of the usable area of such facilities or for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" include certain related natural persons, affiliated corporations, a partnership and its partners and an S Corporation and its shareholders.

         In accordance with the Code, the Fund intends to distribute substantially all of its net tax-exempt income (such distributions are known as "exempt-interest dividends") and investment company taxable income (if any) each taxable year. Exempt-interest dividends may be treated by shareholders as items of interest excludable from their gross income under Section 103(a) of the Code. The percentage of total dividends paid by the Fund with respect to any taxable year which qualify as exempt-interest dividends will be the same for all shareholders receiving dividends during the year. In order for the Fund to pay exempt-interest dividends with respect to any taxable year, among other things, at least 50% of the aggregate value of the Fund's portfolio at the close of each quarter of its taxable year must consist of exempt-interest obligations. After the close of its taxable year, each Fund will notify each shareholder of the portion of the dividends paid by the Fund to the shareholder with respect to such year which constitutes an exempt-interest dividend. However, the aggregate amount of dividends so designated cannot exceed the excess of the amount of interest exempt from tax under Section 103 of the Code received by the Fund during the taxable year over any amounts disallowed as deductions under Sections 265 and 171(a)(2) of the Code.

         If a shareholder holds Fund shares for six months or less, any loss on the sale or exchange of those shares will be disallowed to the extent of the amount of exempt-interest dividends received with respect to the shares. The Treasury Department, however, is authorized to issue regulations reducing the period to not less than the greater of 31 days or the period between regular distributions where the investment company regularly distributes at least 90% of its net tax-exempt interest. No such regulations had been issued as of the date of this Statement of Additional Information.

         If the Fund should hold certain private activity bonds issued after August 7, 1986, shareholders must include, as an item of tax preference, the portion of dividends paid by the Fund that is attributable to interest on such bonds in their federal alternative minimum taxable income for purposes of determining liability (if any) for the alternative minimum tax applicable to individuals and corporations. Corporate shareholders must also take all exempt-interest dividends into account in determining certain adjustments for federal alternative minimum tax purposes. Shareholders receiving Social Security benefits should note that all exempt-interest dividends will be taken into account in determining the taxability of such benefits.


                               MANAGEMENT OF THE FUNDS

TRUSTEES AND OFFICERS

    The names of the trustees and officers of the Trust, their ages, addresses, principal occupations during the past five years and other affiliations are set forth below:


                                               Principal Occupations
                             Position with    During Past 5 Years and
  Name, Age and Address        the Trust        Other Affiliations
 ------------------------    -------------  ---------------------------
 JACK D. HENDERSON, 70(1)    Chairman,      Attorney, Jack D.
 1600 Broadway               Trustee        Henderson, Attorney-at-
 Suite 1410                                 Law since 1995; prior
 Denver, Colorado                           thereto partner of the
 80202                                      law firm of Clanahan,
                                            Tanner, Downing &
                                            Knowlton, P.C., Denver,
                                            Colorado from April
                                            1989 through October
                                            1995; Trustee of
                                            Pacifica Funds Trust
                                            through August 1996;
                                            Trustee, Pacific
                                            American Fund through
                                            September 1994.

 McNEIL S. FISKE, 64         Trustee        Chairman of the Board,
 P.O. Box 6154                              MacCourt Products;
 Littleton, Colorado                        Director, Scientific
 80121                                      Software Corporation
                                            through December 31,
                                            1994.

 JAMES B. O'BOYLE, 69        Trustee        Business Consultant;
 6115 West Mansfield                        Trustee of Pacific
   Avenue, #239                             American Fund through
 Denver, Colorado 80235                     September 1994.

                                               Principal Occupations
                             Position with    During Past 5 Years and
  Name, Age and Address        the Trust        Other Affiliations
 ------------------------    -------------  ---------------------------
 ROBERT L. STAMP, 65         Trustee        Prior to April 1995,
 6855 So. Depew Street                      Vice President of
 Littleton, Colorado                        Finance, Treasurer and
 80128                                      Assistant Secretary,
                                            The Gates Corporation;
                                            Vice President, The
                                            Gates Rubber Company;
                                            Director of Gates
                                            Credit Union; Trustee
                                            of Pacific American
                                            Fund through September
                                            1994.

 LYMAN E. SEELY, 79          Trustee        Director of OECO since
 14795 Northeast                            May 1983; Director of
 Lawnview Circle                            McCall Oil and Chemical
 Aurora, Oregon 97002                       Co. since 1983;
                                            Director of Great
                                            Western Chemical Co.
                                            since 1983.

 KENNETH V. PENLAND, 55      President      Chairman and Chief
 Denver Investment                          Executive Officer,
   Advisors LLC                             Denver Investment
 1225 17th Street-26th                      Advisors LLC (and its
 Fl.                                        predecessor) since
 Denver, Colorado                           March 1983; Chairman,
 80202                                      Blue Chip Value Fund.

 JASPER R. FRONTZ, 28        Treasurer      Director of Mutual Fund
 Denver Investment                          Administration, Denver
   Advisors, LLC                            Investment Advisors
 1225 17th Street-26th                      Inc. since June 1997;
 Fl.                                        Fund Controller, ALPS
 Denver, Colorado 80202                     Mutual Funds Services,
                                            Inc. from September
                                            1995 through June 1997;
                                            Senior Accountant,
                                            Deloitte & Touche LLP
                                            from September 1991
                                            through August 1995.

 CHAD S. CHRISTENSEN,        Assistant      Stonebridge Growth
 27                          Treasurer      Fund, Inc. Vice-
 ALPS Mutual Funds                          President and
   Services, Inc.                           Stonebridge Aggressive
 370 17th Street                            Growth Fund, Inc. Vice
 Suite 3100                                 President since August
 Denver, Colorado                           1997; Fund Controller
 80202                                      of ALPS Mutual Funds
                                            Services, Inc., since
                                            March 1996; Senior
                                            Accountant for Ernst
                                            and Young LLP from July
                                            1994 through March
                                            1996; Auditor for KPMG
                                            Peat Marwick LLP from
                                            September 1992 through
                                            June 1994.

 W. BRUCE McCONNEL,          Secretary      Partner of the law firm
 III, 54                                    of Drinker Biddle &
 Drinker Biddle & Reath                     Reath LLP,
 LLP                                        Philadelphia,
 1345 Chestnut Street                       Pennsylvania.
 Philadelphia,
 Pennsylvania
 19107-3496


---------------------

(1) Mr. Henderson is considered to be an "interested person" of the Trust as defined in the 1940 Act.

                           -------------------------------

         The trustees are responsible for major decisions relating to each Fund's objective, policies and techniques. The trustees also supervise the operation of the Funds by their officers and review the investment decisions of the officers although they do not actively participate on a regular basis in making such decisions.

         Each trustee receives an annual fee of $12,000 plus $500 for each Board and Board Committee meeting attended and reimbursement of expenses incurred in attending meetings. The Chairman of the Board is entitled to receive an additional $4,000 per annum for services in such capacity. The following chart provides certain information about the trustee fees paid by the Trust for the fiscal year ended May 31, 1997:


                                                 PENSION OR
                                                 RETIREMENT
                                                   BENEFITS       AGGREGATE
                                AGGREGATE         ACCRUED AS    COMPENSATION
                              COMPENSATION       PART OF FUND   FROM THE FUND
         NAME OF PERSON/        FROM THE           EXPENSES        COMPLEX*
            POSITION             TRUST
         ---------------      ------------       ------------   -------------
         JACK D.              $18,500            $0             $18,500
         HENDERSON,
         Chairman

         McNEIL S. FISKE,     $14,500**          $0             $14,500
         Trustee

         JAMES B.             $14,500            $0             $14,500
         O'BOYLE, Trustee

         ROBERT L. STAMP,     $14,500**          $0             $14,500
         Trustee

         LYMAN E. SEELY,      $14,500            $0             $14,500
         Trustee

* Fund Complex includes funds with a common investment adviser or an adviser which is an affiliated person.

** All of this amount has been deferred at the election of Messrs. Fiske and Stamp. The total amount of deferred compensation (including interest) accrued for Mr. Fiske and Mr. Stamp during the fiscal year ended May 31, 1997 is $14,931 and $14,931, respectively.


         Each trustee is entitled to participate in the Trust's Deferred Compensation Plan (the "Plan"). Under the Plan, a trustee may elect to have his deferred fees treated as if they had been invested by the Trust at a money market fund rate of return (or, if hereafter permitted under the Plan, other types of investment options, such as Trust shares), and the amount paid to the trustees under the Plan will be determined based upon the performance of such investments. Deferral of trustees' fees will have no effect on a portfolio's assets, liabilities, and net income per share, and will not obligate the Trust to retain the services of any trustee or obligate a portfolio to any level of compensation to the trustee. The Trust may invest in underlying securities without shareholder approval.

         Denver Investment Advisors, of which Mr. Penland, President of the Trust is a member, and Mr. Frontz, Treasurer of the Trust is Director of Mutual Fund Administration, receives compensation as Adviser and co-administrator. ALPS Mutual Funds Services, Inc., of which Mr. Christensen is an employee, receives compensation as co-administrator and bookkeeping and pricing agent and serves as distributor to the Trust.

         Drinker Biddle & Reath LLP, of which Mr. McConnel, Secretary of the Trust, is a partner, receives legal fees as counsel to the Trust. The trustees and officers of the Trust, as a group, owned less than 1% of the outstanding shares of each Fund as of September 8, 1997.

SHAREHOLDER AND TRUSTEE LIABILITY

         Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. However, the Amended and Restated Declaration of Trust provides that shareholders shall not be subject to any personal liability in connection with the assets of the Trust for the acts or obligations of the Trust, and that every note, bond, contract, order or other undertaking made by the Trust shall contain a provision to the effect that the shareholders are not personally liable thereunder. The Amended and Restated Declaration of Trust provides for indemnification out of the trust property of any shareholder held personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or some other reason. The Amended and Restated Declaration of Trust also provides that the Trust shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Trust, and shall satisfy any judgment thereon. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meets its obligations.

         The Amended and Restated Declaration of Trust further provides that all persons having any claim against the trustees or the Trust shall look solely to the Trust property for payment; that no trustee, officer or agent of the Trust shall be personally liable for or on account of any contract, debt, tort, claim, damage, judgment or decree arising out of or connected with the administration or preservation of the Trust property or the conduct of any business of the Trust; and that no trustee shall be personally liable to any person for any action or failure to act except by reason of his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties as trustee. With the exception stated, the Amended and Restated Declaration of Trust provides that a trustee is entitled to be indemnified against all liabilities and expense reasonably incurred by him in connection with the defense or disposition of any proceeding in which he may be involved or with which he may be threatened by reason of his being or having been trustee, and that the trustees will indemnify representatives and employees of the Trust to the same extent that trustees are entitled to indemnification.

INVESTMENT ADVISER

         Denver Investment Advisors serves as investment adviser to the Funds pursuant to an Advisory Agreement. In the Advisory Agreement, the Investment Adviser has agreed to provide a continuous investment program for each Fund and to pay all expenses incurred by it in connection with its advisory activities, other than the cost of securities and other investments, including brokerage commissions and other transaction charges, if any, purchased or sold for the Funds.

         As indicated in the Prospectus, Denver Investment Advisors permits investment and other personnel to purchase and sell securities for their own accounts, including securities that may be held by the Funds, in accordance with Denver Investment Advisors' policy regarding personal investing by principals, officers and employees of Denver Investment Advisors. The Denver Investment Advisors' policy requires all principals, officers and employees to pre-clear all transactions in securities not otherwise exempt under the policy. In addition to pre-clearance, the policy subjects principals, officers and employees of Denver Investment Advisors to various trading restrictions and reporting obligations. All reportable transactions are reviewed for compliance with Denver Investment Advisors' policy. The provisions of the policy are administered by and subject to exceptions authorized by Denver Investment Advisors.

         Prior to March 31, 1996, First Interstate of Denver, N.A. served as investment adviser, and Denver Investment Advisors served as sub-adviser, to the MIDCO Growth, Blue Chip, Growth and Income, Long-Term Bond, Intermediate-Term Bond and Colorado Tax-Exempt Funds. Prior to March 31, 1996, First Interstate Capital Management, Inc. ("FICM") served as investment adviser and Denver Investment Advisors served as sub-adviser to the Growth and Income and Intermediate-Term Bond Funds.

         The following table summarizes the advisory fees paid by the Funds and any advisory fee waivers for the last three fiscal years of each Fund:


                                   Year Ended                 Year Ended                   Year Ended
                                  May 31, 1997               May 31, 1996                 May 31, 1995
                        ---------------------------   ---------------------------   --------------------------
                          Advisory        Waiver of    Advisory         Waiver of    Advisory        Waiver of
  Fund Name                 Fees            Fees         Fees             Fees         Fees             Fees
------------            ----------        ---------   ----------        ---------   ----------       ---------
MIDCO Growth            $3,834,365          $0        $3,558,326          $0        $2,529,123          $0
Fund

Blue Chip                  375,645         26,418        339,161         59,499        271,890           0
Fund

Growth and                  62,280         82,796        129,876         49,319        271,513           0
Income Fund

Small-Cap                  197,026        114,504         36,740        136,791           0            73,894
Opportunity
Fund

Long-Term                   65,709         39,100        102,736         32,618        124,337           0
Bond Fund

Intermediate-              253,825         74,356        350,333         58,864        407,813           0
Term Bond
Fund

Colorado Tax-                 0            89,049           0            56,823           0            51,298
Exempt Fund


    For the fiscal years ended May 31, 1997, 1996 and 1995, the investment advisers reimbursed additional expenses for the Funds as follows:

                         Year Ended        Year Ended               Year Ended
    Fund Name           May 31, 1997      May 31, 1996             May 31, 1995
    ---------           ------------      ------------             ------------

Small-Cap
Opportunity Fund             $0                $0                    $20,200

Colorado Tax-Exempt
Fund                         $0             $22,238                  $65,533

         First Interstate Bank of Denver, N.A. and FICM each paid 90% of the advisory fees received by them for the Growth and Income Fund and Intermediate-Term Bond Fund to Denver Investment Advisors pursuant to the Sub-Advisory Agreements each formerly had in effect with respect to such Funds.

         Denver Investment Advisors also performs investment advisory services for the Blue Chip Value Fund, Inc. and the

Paine Webber Managed Assets Trust-Paine Webber Capital Appreciation Fund, two other investment company portfolios. Investment decisions for each account managed by Denver Investment Advisors, including the Funds, are made independently from those for any other account that is or may in the future become managed by Denver Investment Advisors or its affiliates. If, however, a number of accounts managed by Denver Investment Advisors are contemporaneously engaged in the purchase or sale of the same security, the available securities or investments may be allocated in a manner believed by Denver Investment Advisors to be equitable to each account. In some cases, this procedure may adversely affect the price paid or received by a Fund or the size of the position obtainable for or disposed of by a Fund.

         Each account managed by Denver Investment Advisors has its own investment objective and policies and is managed accordingly by a particular portfolio manager or team of portfolio managers. As a result, from time to time two or more different managed accounts may pursue divergent investment strategies with respect to investments or categories of investments.

         The current Advisory Agreement for the MIDCO Growth, Blue Chip, Growth and Income, Small-Cap Opportunity and Long Term Bond Funds became effective on March 31, 1995, and the current Advisory Agreement for the Colorado Tax-Exempt Fund became effective on October 1, 1995. The Advisory Agreement continued in effect until September 30, 1997 and thereafter will continue in effect from year to year so long as such continuance is approved annually by a majority of the Funds' Trustees who are not parties to the Advisory Agreement or interested persons of any such party, and by either a majority of the outstanding voting shares or the trustees of the Funds. The Advisory Agreement i) may be terminated without the payment of any penalty by the Fund or Denver Investment Advisors on 60 days' written notice; ii) terminates automatically in the event of its assignment; and iii) generally, may not be amended without the approval by vote of a majority of the outstanding voting securities of such Fund.

         The Agreement provides that the Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with its performance of services pursuant to the Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser in the performance of its duties or from its reckless disregard of its duties and obligations under the Advisory Agreement.

         Denver Investment Advisors, as co-administrator, also provides administrative services to the Funds pursuant to an Administration Agreement and has agreed to pay all expenses incurred by it in connection with its administrative activities.

DISTRIBUTOR

         ALPS acts as the distributor of the Funds' shares pursuant to a Distribution Agreement with the Trust (the "Distributor"). Shares are sold on a continuous basis by ALPS as agent of the Funds, and ALPS has agreed to use its best efforts to solicit orders for the sale of Fund shares, although it is not obliged to sell any particular amount of shares. As Distributor, ALPS pays the cost of printing and distributing prospectuses to persons who are not shareholders of the Funds (excluding preparation and printing expenses necessary for the continued registration of the Funds' shares) and of printing and distributing all sales literature. ALPS is not entitled to any compensation for its services as Distributor. For the fiscal years ended May 31, 1997, 1996 and 1995, ALPS received $0, $10,614.23 and $108,459 respectively, in underwriting commissions with respect to all the investment portfolios offered by the Trust.

ADMINISTRATORS, BOOKKEEPING AND PRICING AGENT

         ALPS and Denver Investment Advisors, as co-administrators (the "Administrators"), provide administrative services to the Funds as described in the Prospectus pursuant to an Administration Agreement, and have agreed to pay all expenses they incur in connection with their administrative activities. Under the Administration Agreement, the Administrators are not liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the performance of the agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrators in the performance of their duties or from their reckless disregard of their duties and obligations under the agreement. Prior to the current Administration Agreement, which became effective on October 1, 1995, ALPS served as sole Administrator to the Funds.

         In addition to the services it provides as co-administrator, ALPS has agreed, pursuant to a separate Bookkeeping and Pricing Agreement, to maintain the financial accounts and records of the Funds and to compute the net asset value and certain other financial information of the Funds. Under the Bookkeeping and Pricing Agreement, ALPS is not liable for any error of judgment or mistake of law or for any loss suffered by the Funds, except for a loss resulting from willful misfeasance, bad faith or negligence on the part of ALPS in the performance of its duties under the Agreement.

         The following table summarizes the administration fees paid by the Funds and any administration fee waivers for the last three fiscal years:


                                   Year Ended                    Year Ended                    Year Ended
                                  May 31, 1997                  May 31, 1996                  May 31, 1995
                           -------------------------     -------------------------     --------------------------
                           Administration     Waiver     Administration     Waiver     Administration     Waiver
    Fund Name                   Fees         of Fees          Fees         of Fees          Fees          of Fees
    ---------              --------------    -------     --------------    -------     --------------     -------
MIDCO Growth Fund             $1,769,707        $0         $1,230,673          $0          $194,548          $0

Blue Chip Fund                  183,360        2,179         133,355         4,948          20,914            0

Growth and Income               60,140         6,818         52,174          4,873          20,885            0
Fund

Small-Cap                       86,687         6,753         39,056          1,806           2,787           908
Opportunity Fund

Long-Term Bond Fund             65,598         4,181         58,951          3,520          13,815            0


Intermediate-Term              210,838         7,950        178,366         10,539          45,313            0
Bond Fund

Colorado Tax-Exempt             17,320        36,072           467          24,766           3,624          1,506
Fund



                             CUSTODIAN AND TRANSFER AGENT

    Wells Fargo (the "Custodian") serves as custodian of the assets of each of the Funds pursuant to a custody agreement (the "Custody Agreement"). Under the Custody Agreement, the Custodian has agreed to hold the Funds' assets in safekeeping and collect and remit the income thereon, subject to the instructions of each Fund. The Custodian may, at its own expense, open and maintain a custody account or accounts on behalf of any Fund with other banks or trust companies, provided that the Custodian shall remain liable for the performance of all of its duties under the Custody Agreement notwithstanding any delegation.

    From June 1, 1996 through January 22, 1997, for its services as custodian, the Custodian received compensation based on the aggregate market value of the portfolio securities of the Funds held by Wells Fargo as custodian: .02% on the first $50 million of average net assets; .018% on the next $50 million; .013% on the next $100 million; .01% on the next $300 million; and .005% on assets in excess of $500 million. The minimum annual custody fee payable by each Fund was $500. In addition, the Custodian, as custodian, was entitled to certain transaction charges at the rate of $20 for each transaction involving a domestic security, $25 for each transaction involving a foreign security, $45 per option (including issuance of an escrow receipt), and to reimbursement for its out-of-pocket expenses in connection with the above services. For the fiscal years ended May 31, 1996 and

1995 the Custodian waived all of its custodial fees in the following amounts:

                                  Year Ended         Year Ended
    Fund Name                    May 31, 1996       May 31, 1995
    ---------                    ------------       ------------
 MIDCO Growth Fund                $131,399            $87,850

 Blue Chip Fund                     24,180             20,142

 Growth and Income Fund             22,966             24,014

 Small Cap Opportunity Fund         18,793             16,558

 Long-Term Bond Fund                14,196             13,006

 Intermediate-Term Bond Fund        30,844             28,132

 Colorado Tax-Exempt Fund            8,353              5,552


    Currently, for its services as custodian, the Custodian is entitled to receive compensation based on the market value of all assets in aggregate and pro-rated monthly: $.00075 on the first $250 million of assets; and $.0005 on assets in excess of $250 million. The minimum annual custody fee payable for all seven Funds is $25,000. An additional $5,000 fee will be paid with respect to any additional portfolio which may be created in addition to the existing seven portfolios. In addition, the Custodian is entitled to certain transaction charges at the rate of $12 for each book-entry transaction, $20 for each physical security transaction, and $8 for each paydown transaction. The Custodian is also entitled to $12 for each wire cash transfer, an annual on-line access fee of $2,500, and to reimbursement for its out-of-pocket expenses in connection with the above services. In addition, the Custodian is entitled to receive $5,000 per year for custodial services in connection with securities lending activities. For the fiscal year ended May 31, 1997, the custodian was paid custodial fees and waived custodial fees in the following amounts:

                                        Year Ended May 31, 1997
                                --------------------------------------
                                Custodial Fee
     Name of Fund                  Paid                 Waiver of Fees
     ------------               -------------           --------------
 MIDCO Growth Fund                $18,065                  $44,673

 Blue Chip Fund                     3,829                    8,072

 Growth and Income Fund             2,706                    3,097

 Small Cap Opportunity Fund         2,977                    3,722

 Long-Term Bond Fund                1,684                    3,233

 Intermediate-Term Bond Fund        3,578                    9,822

 Colorado Tax-Exempt Fund           1,422                    2,171


    It is anticipated that on or about November 1, 1997, BNY Western Trust Company will become the Trust's custodian, under contract terms substantially identical to those described above.

    State Street Bank and Trust Company ("State Street") serves as Transfer Agent for each Fund. As Transfer Agent, State Street has, among other things, agreed to: (a) issue and redeem shares of the Funds; (b) make dividend and other distributions to shareholders of the Funds; (c) effect transfers of shares; (d) mail communications to shareholders of the Funds, including reports to shareholders, dividend and distribution notices, and proxy materials for meetings of shareholders; and (e) maintain shareholder accounts. Under the Transfer Agency Agreement, State Street receives from the Trust a fee based upon each shareholder account and is reimbursed for out-of-pocket expenses.

                                       EXPENSES

    Operating expenses borne by the Funds include taxes, interest, fees and expenses of its trustees and officers, SEC fees, state securities qualification fees, advisory fees, administrative fees, charges of the Funds' custodian, shareholder services agent and accounting services agent, certain insurance premiums, outside auditing and legal expenses, costs of preparing and printing prospectuses for regulatory purposes and for distribution to existing shareholders, costs of shareholder reports and meetings and any extraordinary expenses. The Funds also pay for brokerage fees, commissions and other transaction charges (if any) in connection with the purchase and sale of portfolio securities.

                                       AUDITORS

    Deloitte & Touche LLP, 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202-3942, serves as independent auditors for the Funds. The financial statements contained herein are so included in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

                                       COUNSEL

    Drinker Biddle & Reath LLP (of which Mr. McConnel, Secretary of the Trust, is a partner), 1345 Chestnut Street, Philadelphia, Pennsylvania 19107-3496, serves as counsel to the Trust and will pass upon certain legal matters relating to the Funds.

    ADDITIONAL INFORMATION ON PERFORMANCE CALCULATIONS

    From time to time, the yields, tax-equivalent yields, effective yields and the total return of a Fund may be quoted in advertisements, shareholder reports or other communications to shareholders. Performance information is generally available by calling ALPS at 1-800-392-CORE (2673).

YIELD CALCULATIONS - BOND FUNDS

    Each yield is calculated by dividing the net investment income per share (as described below) earned by a Fund during a 30-day (or one month) period by the net asset value per share on the last day of the period and annualizing the result on a semi-annual basis by adding one to the quotient, raising the sum to the power of six, subtracting one from the result and then doubling the difference. A Fund's net investment income per share earned during the period is based on the average daily number of shares outstanding during the period entitled to receive dividends and includes dividends and interest earned during the period minus expenses accrued for the period, net of reimbursements. This calculation can be expressed as follows:

                           a-b      (6)
              Yield = 2 [(----- + 1)    - 1]
                           cd

    Where:    a =  dividends and interest earned during the period.

              b =  expenses accrued for the period (net of reimbursements).

              c = the average daily number of shares outstanding during the period that were entitled to receive dividends.

              d =  net asset value per share on the last day of the period.

         For the purpose of determining net investment income earned during the period (variable "a" in the formula), dividend income on equity securities held by a Fund is recognized by accruing 1/360 of the stated dividend rate of the security each day that the security is in the Fund. Interest earned on any debt obligations held by a Fund is calculated by computing the yield to maturity of each obligation held by the Fund based on the market value of the obligation (including actual accrued interest) at the close of business on the last business day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest), and dividing the result by 360 and multiplying the quotient by the market value of the obligation (including actual accrued interest) in order to determine the interest income on the obligation for each day of the subsequent month that the obligation is held by the Fund. For purposes of this calculation, it is assumed that each month contains 30 days. The maturity of an obligation with a call provision is the next call date on which the obligation reasonably may be expected to be called or, if none, the maturity date. With respect to debt obligations purchased at a discount or premium, the formula generally calls for amortization of the discount or premium. The amortization schedule will be adjusted monthly to reflect changes in the market values of such debt obligations.

         Interest earned on tax-exempt obligations that are issued without original issue discount and have a current market discount is calculated by using the coupon rate of interest instead of the yield to maturity. In the case of tax-exempt obligations that are issued with original issue discount but which have discounts based on current market value that exceed the then-remaining portion of the original issue discount (market discount), the yield to maturity is the imputed rate based on the original issue discount calculation. On the other hand, in the case of tax-exempt obligations that are issued with original issue discount but which have discounts based on current market value that are less than the then-remaining portion of the original issue discount (market premium), the yield to maturity is based on the market value.

         With respect to mortgage or other receivables-backed obligations which are expected to be subject to monthly payments of principal and interest ("pay downs"), (a) gain or loss attributable to actual monthly pay downs are accounted for as an increase or decrease to interest income during the period; and (b) a Fund may elect either (i) to amortize the discount and premium or the remaining security, based on the cost of the security, to the weighted average maturity date, if such information is available, or to the remaining term of the security, if any, if the weighted average date is not available, or (ii) not to amortize discount or premium on the remaining security.

         Undeclared earned income will be subtracted from the net asset value per share (variable "d" in the formula). Undeclared earned income is the net investment income which, at the end of the base period, has not been declared as a dividend, but is reasonably expected to be and is declared as a dividend shortly thereafter.

         Based on the foregoing calculations, the yields of the Funds for the 30-day period ended May 30, 1997 (after fee waivers) were as follows:


                        Fund                       30-Day Yield
                        ----                       ------------

               Long-Term Bond Fund                    6.42%

               Intermediate-Term                      5.79%
               Bond Fund

               Colorado Tax-Exempt                    4.59%
               Fund


"TAX-EQUIVALENT" YIELD CALCULATIONS - COLORADO TAX-EXEMPT FUND

         The Fund's "tax-equivalent" yield is computed by: (a) dividing the portion of the Fund's yield that is exempt from both federal and Colorado state income taxes by one minus a stated combined federal and state income tax rate;
(b) dividing the portion of the Fund's yield that is exempt from federal income tax only by one minus a stated federal income tax rate, and (c) adding the figures resulting from (a) and (b) above to that portion, if any, of the Fund's yield that is not exempt from federal income tax.


         Based on the foregoing calculations, the yield and tax-equivalent yield of the Fund for the 30-day period ended May 30, 1997 (after fee waivers) were 4.59% and 6.85%, respectively.

         Tax-Equivalent Yield is based upon the combined state and federal tax rate assumptions of 33% (assuming a 28% federal tax rate and a 5% Colorado tax rate) for the Colorado Tax-Exempt Fund.


TOTAL RETURN CALCULATIONS

         Each Fund computes its average annual total returns by determining the average annual compounded rates of return during specified periods that equate the initial amount invested to the ending redeemable value of such investment. This is done by dividing the ending redeemable value of a hypothetical $1,000 initial payment by $1,000 and raising the quotient to a power equal to one divided by the number of years (or fractional portion thereof) covered by the computation and subtracting one from the result. This calculation can be expressed as follows:

                                  1/n
                             ERV
                      T = [(-----) - 1]
                              P

     Where:  ERV = ending redeemable value at the end of the period covered by the computation of a hypothetical $1,000 payment made at the beginning of the period.

              P =  hypothetical initial payment of $1,000.

              n = period covered by the computation, expressed in terms of years.

         The Funds compute their aggregate total return by determining the aggregate rates of return during specified periods that likewise equate the initial amount invested to the ending redeemable value of such investment. The formula for calculating aggregate total return is as follows:

                               ERV
                        T = [(----- - 1)]
                                P

         The calculations of average annual total return and aggregate total return assume the reinvestment of all dividends and capital gain distributions on the reinvestment dates during the period and includes all recurring fees charged by the Trust to all shareholder accounts. The ending redeemable value (variable "ERV" in each formula) is determined by assuming complete redemption of the hypothetical investment and the deduction of all nonrecurring charges at the end of the period covered by the computations.

         Based on the foregoing calculations, the average annual total return (after fee waivers) for the year ended May 30, 1997, for the five year period ended May 30, 1997 and for the periods since commencement of the Funds' respective operations were as follows:


                                                                              Since
                                    Year           Five        Ten Years    Inception
                                   Ended       Years Ended       Ended          to
                                  May 30,        May 30,        May 30,       May 30,
                                  -------        -------        -------       -------
      Fund                         1997           1997           1997          1997
      ----                         ----           ----           ----          ----

MIDCO Growth Fund(1)               5.27%         15.48%         14.68%          5.58%

Blue Chip Fund(2)                 24.28%         17.30%           N/A          15.05%

Growth and Income                 19.71%         11.94%           N/A          12.59%
Fund(2)(5)

Small-Cap                         16.28%           N/A            N/A          17.33%
Opportunity Fund(3)

Long-Term Bond Fund(2)             9.40%          8.66%           N/A           9.90%

Intermediate-Term                  7.43%          6.49%           N/A           7.71%
Bond Fund(2)

Colorado Tax-Exempt                6.46%          6.18%           N/A           6.54%
Fund(4)



------------------------------

(1) Commenced Operations on August 1, 1986.
(2) Commenced Operations on June 1, 1988.
(3) Commenced Operations on December 28, 1993.
(4) Commenced Operations on June 1, 1991.
(5) The Growth and Income Fund was formerly known as the Equity Income Fund . The Fund's name was changed on January 1, 1996 to reflect a different objective and policies. Prior to January 1, 1996, the Fund's objective was to seek reasonable income through investments in income-producing securities. On January 1, 1996, the Fund's objective was revised to seek long-term total return through capital appreciation and current income through investments in equity securities. A new portfolio manager has managed the Fund since October 1995. Past performance is not intended to be indicative or representative of future performance.

         The Funds may also from time to time include in advertisements, sales literature, communications to shareholders and other materials (collectively, "Materials") a total return figure that more accurately compares a Fund's performance with other measures of investment return. For example, in comparing a Fund's total return with data published by Lipper Analytical Services, Inc., CDA Investment Technologies, Inc. or Weisenberger Investment Company Service, or with the performance of an index, a Fund may calculate its aggregate total return for the period of time specified in the Materials by assuming the investment of $10,000 in shares of a Fund and assuming the reinvestment of all dividends and distributions. Percentage increases are determined by subtracting the initial value of the investment from the ending value and by dividing the remainder by the beginning value.

         The Funds may also from time to time include discussions or illustrations of the effects of compounding in Materials. "Compounding" refers to the fact that, if dividends or other distributions on an investment in a Fund are paid in the form of additional shares of the Fund, any future income or capital appreciation of the Fund would increase the value, not only of the original investment, but also of the additional shares received through reinvestment. As a result, the value of the investment in the Fund would increase more quickly than if dividends or other distributions had been paid in cash.

         In addition, the Funds may also include in Materials discussions and/or illustrations of the potential investment goals of a prospective investor, investment management strategies, techniques, policies or investment suitability of a Fund (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer, automatic account rebalancing, the advantages and disadvantages of investing in tax-deferred and taxable investments), economic conditions, the relationship between sectors of the economy and the economy as a whole, various securities markets, the effects of inflation and historical performance of various asset classes, including but not limited to, stocks, bonds and Treasury securities. From time to time, Materials may summarize the substance of information contained in shareholder reports (including the investment composition of a Fund), as well as the views of the adviser as to current market, economic, trade and interest rate trends, legislative, regulatory and monetary developments, investment strategies and related matters believed to be of relevance to a Fund. The materials may also refer to or describe the types of clients the Investment Adviser advises, and describe the Investment Adviser's method of operation, internal work environment, procedure and philosophy. The Funds may also include in Materials charts, graphs or drawings which compare the investment objective, return potential, relative stability and/or growth possibilities of the Funds and/or other mutual funds, or illustrate the potential risks and rewards of investment in various investment vehicles, including but not limited to, stocks, bonds, Treasury securities and shares of a Fund and/or other mutual funds. Materials may include a discussion of certain attributes or benefits to be derived by an investment in a Fund and/or other mutual funds, shareholder profiles and hypothetical investor scenarios, timely information on financial management, tax and retirement planning and investment alternatives to certificates of deposit and other financial instruments. Such Materials may include symbols, headlines or other material which highlight or summarize the information discussed in more detail therein.

                                    MISCELLANEOUS

         As used in this Statement of Additional Information and the Funds' Prospectus, a "majority of the outstanding shares" of a Fund or a class of shares means, with respect to the approval of an investment advisory agreement, a distribution plan or as a change in a fundamental investment policy, the lesser of (1) 67% of the shares of the particular Fund or class represented at a meeting at which the holders of more than 50% of the outstanding shares of such Fund or class are present in person or by proxy, or (2) more than 50% of the outstanding shares of such Fund or class.

         As of September 8, 1997, the following shareholders owned more than 5% of the outstanding shares of the Funds listed below:


MIDCO GROWTH FUND

    Name and Address of Shareholder         % of Fund Held      Share Balance        Asset Balance
    -------------------------------         --------------      -------------        -------------

    HEP & Co.                                    34.40%         9,714,204.5490      $234,986,608.04
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800

    Wells Fargo Bank Ttee                         5.16%         1,457,866.8260       $35,265,798.52
    FBO Nordstroms Attn:  Myke Coles
    P.O. Box 9800 Mutual Funds
    MAC 9139-027
    Calabasas, CA  91372-0800


                                                                    -58-

BLUE CHIP FUND

    NAME AND ADDRESS OF SHAREHOLDER         % OF FUND HELD      SHARE BALANCE        ASSET BALANCE
    -------------------------------         --------------      -------------        -------------

    HEP & Co.                                    54.24%         1,724,254.4890       $34,881,668.31
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800

    Charles Schwab & Co., Inc.                   11.64%           369,947.5940        $7,484,039.83
    Special Account for the Exclusive
    Benefit of Customers
    Attention Mutual Funds
    101 Montgomery Street
    San Francisco, CA  94104-4122

    Virg & Co.                                    8.54%           271,345.2130        $5,489,313.66
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800


GROWTH AND INCOME FUND

    NAME AND ADDRESS OF SHAREHOLDER         % OF FUND HELD      SHARE BALANCE        ASSET BALANCE
    -------------------------------         --------------      -------------        -------------

    Wells Fargo Bank Ttee                        20.54%           240,217.5990        $3,509,579.12
    FBO Choicemaster
    P.O. Box 9800 Mutual Funds
    MAC 9139-027
    Calabasas, CA  91372-0800

    Charles Schwab & Co., Inc.                    9.36%           109,494.5300        $1,599,715.08
    Special Account for the Exclusive
    Benefit of Customers
    Attention Mutual Funds
    101 Montgomery Street
    San Francisco, CA  94104-4122

    Virg & Co.                                    7.85%            91,762.6480        $1,340,652.29
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800


SMALL-CAP OPPORTUNITY FUND

    NAME AND ADDRESS OF SHAREHOLDER         % OF FUND HELD      SHARE BALANCE        ASSET BALANCE
    -------------------------------         --------------      -------------        -------------

    Bank of New York as Ttee                     22.48%           352,040.1650        $9,853,604.22
    For Brooklyn Union Gas
    Employee Benefit Trust/
    Bargaining VEBA
    One Wall Street
    New York, NY  10005-2501

    Colorado State Bank & Trust                  22.03%           344,928.6650        $9,654,553.33
    1600 Broadway
    Denver, CO  80202-4999


                                                                    -59-

    HEP & Co.                                    18.35%           287,353.0320        $8,043,011.37
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800

    Charles Schwab & Co., Inc.                    7.62%           119,366.7320        $3,341,074.83
    Special Account for the Exclusive
    Benefit of Customers
    Attention Mutual Funds
    101 Montgomery Street
    San Francisco, CA  94104-4122

    Wells Fargo Bank Ttee                         5.85%            91,625.6450        $2,564,601.80
    FBO Choicemaster
    P.O. Box 9800 Mutual Funds
    MAC 9139-027
    Calabasas, CA  91372-0800


LONG-TERM BOND FUND

    NAME AND ADDRESS OF SHAREHOLDER         % OF FUND HELD      SHARE BALANCE        ASSET BALANCE
    -------------------------------         --------------      -------------        -------------

    HEP & Co.                                    72.90%         1,202,582.9040       $11,989,751.55
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800


INTERMEDIATE-TERM BOND FUND

    NAME AND ADDRESS OF SHAREHOLDER         % OF FUND HELD      SHARE BALANCE        ASSET BALANCE
    -------------------------------         --------------      -------------        -------------

    HEP & Co.                                    57.22%         2,883,731.4570       $29,933,132.52
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800

    Virg & Co.                                   12.60%           635,199.1560        $6,593,367.24
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800

    Wells Fargo Bank Ttee                         6.03%           304,095.5880        $3,156,512.20
    FBO Choicemaster
    P.O. Box 9800 Mutual Funds
    MAC 9139-027
    Calabasas, CA  91372-0800

    Charles Schwab & Co., Inc.                    5.57%           280,851.0630        $2,915,234.03
    Special Account for the Exclusive
    Benefit of Customers
    Attn Mutual Funds
    101 Montgomery Street
    San Francisco, CA  94104-4122


                                                                    -60-

COLORADO TAX-EXEMPT FUND

    NAME AND ADDRESS OF SHAREHOLDER         % OF FUND HELD      SHARE BALANCE        ASSET BALANCE
    -------------------------------         --------------      -------------        -------------

    Charles Schwab & Co., Inc.                   17.21%           375,537.7500        $4,097,116.85
    Special Account for the Exclusive
    Benefit of Customers
    Attention Mutual Funds
    101 Montgomery Street
    San Francisco, CA  94104-4122

    DIM & Co.                                     9.41%           205,243.5130        $2,239,206.73
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800

    HEP & Co.                                     8.88%           193,743.3480        $2,113,739.93
    Wells Fargo Bank NA
    Mutual Funds Dept. MAC 9139-027
    PO Box 9800
    Calabasas, CA  91372-0800

    Cherry Trust & Co.                            6.55%           142,918.4630        $1,559,240.43
    3033 E. 1st Ave.
    Denver, CO  80206-5617

    Janet E. Penland                              6.53%           142,467.9750        $1,554,325.61
    101 S. Franklin St.
    Denver, CO  80209-2604

    Colorado National Bank                        6.29%           137,254.3980        $1,497,445.48
    FBO Joe Bishop
    Mutual Fund Department
    P.O. Box 64010
    St. Paul, MN  55164-0010

    Dennis E. Larkin                              5.33%           116,301.6310        $1,268,850.79
    Constance M. Larkin JTWROS
    3233 So. Niagara St.
    Denver, CO  80224-2825



--------------------------

* All above-listed shares of the MIDCO Growth Fund, Blue Chip Fund, Growth and Income Fund, Small-Cap Opportunity Fund, Long-Term Bond Fund, Intermediate-Term Bond Fund and Colorado Tax-Exempt Fund were owned of record by the owners named above, except to the Trust's knowledge where also owned benefically as indicated above.

                                      APPENDIX A


COMMERCIAL PAPER RATINGS

         A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt considered short-term in the relevant market. The following summarizes the rating categories used by Standard and Poor's for commercial paper:

         "A-1" - The highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

         "A-2" - Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated "A-1."

         "A-3" - Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

         "B" - Issues are regarded as having only a speculative capacity for timely payment.

         "C" - This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

         "D" - Issues are in payment default.


         Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually senior debt obligations not having an original maturity in excess of one year, unless explicitly noted. The following summarizes the rating categories used by Moody's for commercial paper:

         "Prime-1" - Issuers or related supporting institutions have a superior capacity for repayment of senior short-term promissory obligations. Prime-1 repayment capacity will often be evidenced by the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structures with moderate reliance on debt and ample asset protection; broad margins in earning coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

         "Prime-2" - Issuers or related supporting institutions have a strong ability for repayment of senior short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

         "Prime-3" - Issuers or related supporting institutions have an acceptable ability for repayment of senior short-term promissory obligations. The effects of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

         "Not Prime" - Issuers do not fall within any of the Prime rating categories.


         The three rating categories of Duff & Phelps for investment grade commercial paper and short-term debt are "D-1," "D-2" and "D-3." Duff & Phelps employs three designations, "D-1+," "D-1" and "D-1-," within the highest rating category. The following summarizes the rating categories used by Duff & Phelps for commercial paper:

         "D-1+" - Debt possesses highest certainty of timely payment.
Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

         "D-1" - Debt possesses very high certainty of timely payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are minor.

         "D-1-" - Debt possesses high certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

         "D-2" - Debt possesses good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

         "D-3" - Debt possesses satisfactory liquidity and other protection factors qualify issue as investment grade. Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

         "D-4" - Debt possesses speculative investment characteristics. Liquidity is not sufficient to ensure against disruption in debt service. Operating factors and market access may be subject to a high degree of variation.

         "D-5" - Issuer has failed to meet scheduled principal and/or interest payments.



Fitch short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years. The following summarizes the rating categories used by Fitch for short-term obligations:

         "F-1+" - Securities possess exceptionally strong credit quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

         "F-1" - Securities possess very strong credit quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated "F-1+."

         "F-2" - Securities possess good credit quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as the "F-1+" and "F-1" ratings.

         "F-3" - Securities possess fair credit quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate; however, near-term adverse changes could cause these securities to be rated below investment grade.

         "F-S" - Securities possess weak credit quality. Issues assigned this rating have characteristics suggesting a minimal degree of assurance for timely payment and are vulnerable to near-term adverse changes in financial and economic conditions.

         "D" - Securities are in actual or imminent payment default.

         Fitch may also use the symbol "LOC" with its short-term ratings to indicate that the rating is based upon a letter of credit issued by a commercial bank.

         Thomson BankWatch short-term ratings assess the likelihood of an untimely or incomplete payment of principal or interest of unsubordinated instruments having a maturity of one year or less which are issued by United States commercial banks, thrifts and non-bank banks; non-United States banks; and broker-dealers. The following summarizes the ratings used by Thomson BankWatch:

         "TBW-1" - This designation represents Thomson BankWatch's highest rating category and indicates a very high degree of likelihood that principal and interest will be paid on a timely basis.

         "TBW-2" - This designation indicates that while the degree of safety regarding timely payment of principal and interest is strong, the relative degree of safety is not as high as for issues rated "TBW-1."

         "TBW-3" - This designation represents the lowest investment grade category and indicates that while the debt is more susceptible to adverse developments (both internal and external) than obligations with higher ratings, capacity to service principal and interest in a timely fashion is considered adequate.

         "TBW-4" - This designation indicates that the debt is regarded as non-investment grade and therefore speculative.


         IBCA assesses the investment quality of unsecured debt with an original maturity of less than one year which is issued by bank holding companies and their principal bank subsidiaries. The following summarizes the rating categories used by IBCA for short-term debt ratings:

         "A1+" - Obligations which posses a particularly strong credit feature are supported by the highest capacity for timely repayment.

         "A1" - Obligations are supported by the highest capacity for timely repayment.

         "A2" - Obligations are supported by a satisfactory capacity for timely repayment.

         "A3" - Obligations are supported by an adequate capacity for timely repayment.

         "B" - Obligations for which there is an uncertainty as to the capacity to ensure timely repayment.

         "C" - Obligations for which there is a high risk of default or which are currently in default.

CORPORATE AND MUNICIPAL LONG-TERM DEBT RATINGS

         The following summarizes the ratings used by Standard & Poor's for corporate and municipal debt:

         "AAA" - This designation represents the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

         "AA" - Debt is considered to have a very strong capacity to pay interest and repay principal and differs from AAA issues only in small degree.

         "A" - Debt is considered to have a strong capacity to pay interest and repay principal although such issues are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

         "BBB" - Debt is regarded as having an adequate capacity to pay interest and repay principal. Whereas such issues normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.

         "BB," "B," "CCC," "CC" and "C" - Debt is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         "BB" - Debt has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB-" rating.

         "B" - Debt has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB" or "BB-" rating.

         "CCC" - Debt has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

         "CC" - This rating is typically applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating and is currently highly vulnerable to nonpayment.

         "C" - This rating is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

         "CI" - This rating is reserved for income bonds on which no interest is being paid.

         "D" - Debt is in payment default. This rating is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S & P believes that such payments will be made during such grace period. "D" rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

         PLUS (+) OR MINUS (-) - The ratings from "AA" through "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         "r" - This rating is attached to highlight derivative, hybrid, and certain other obligations that S & P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest-only and principal-only mortgage securities. The absence of an "r" symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

    The following summarizes the ratings used by Moody's for corporate and municipal long-term debt:

         "Aaa" - Bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         "Aa" - Bonds are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in "Aaa" securities.

         "A" - Bonds possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

         "Baa" - Bonds are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         "Ba," "B," "Caa," "Ca," and "C" - Bonds that possess one of these ratings provide questionable protection of interest and principal ("Ba" indicates speculative elements; "B" indicates a general lack of characteristics of desirable investment; "Caa" represents a poor standing; "Ca" represents obligations which are speculative in a high degree; and "C" represents the lowest rated class of bonds). "Caa," "Ca" and "C" bonds may be in default.

         Con. (---) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

         (P)... - When applied to forward delivery bonds, indicates that the rating is provisional pending delivery of the bonds. The rating may be revised prior to delivery if changes occur in the legal documents or the underlying credit quality of the bonds.

         Note: Those bonds in the Aa, A, Baa, Ba and B groups which Moody's believes possess the strongest investment attributes are designated by the symbols, Aa1, A1, Baa1, Ba1 and B1.

         The following summarizes the long-term debt ratings used by Duff & Phelps for corporate and municipal long-term debt:

         "AAA" - Debt is considered to be of the highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

         "AA" - Debt is considered of high credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

         "A" - Debt possesses protection factors which are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

         "BBB" - Debt possesses below-average protection factors but such protection factors are still considered sufficient for prudent investment. Considerable variability in risk is present during economic cycles.

         "BB," "B," "CCC," "DD," and "DP" - Debt that possesses one of these ratings is considered to be below investment grade. Although below investment grade, debt rated "BB" is deemed likely to meet obligations when due. Debt rated "B" possesses the risk that obligations will not be met when due. Debt rated "CCC" is well below investment grade and has considerable uncertainty as to timely payment of principal, interest or preferred dividends. Debt rated "DD" is a defaulted debt obligation, and the rating "DP" represents preferred stock with dividend arrearages.

         To provide more detailed indications of credit quality, the "AA," "A," "BBB," "BB" and "B" ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within these major categories.

         The following summarizes the ratings used by Fitch for corporate and municipal bonds:

         "AAA" - Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

         "AA" - Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+."

         "A" - Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

         "BBB" - Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds, and therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

         "BB" - Bonds considered to be speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified, which could assist the obligor in satisfying its debt service requirements.

         "B" - Bonds are considered highly speculative. While securities in this class are currently meeting debt service requirements, the probability of continued timely payment of principal and interest reflects the obligor's limited margin of safety and the need for reasonable business and economic activity throughout the life of the instrument.

         "CCC" - Bonds have certain identifiable characteristics that, if not remedied, may lead to default. The ability to meet obligations requires an advantageous business and economic environment.

         "CC" - Bonds are minimally protected. Default in payments of interest seems probable over time.

         "C" - Bonds are in imminent default in payment of interest or principal.

         "DDD," "DD" and "D" - Bonds are in default on interest and/or principal payments. Such securities are extremely speculative and should be valued on the basis of their ultimate recovery value in liquidation or reorganization of the obligor. "DDD" represents the highest potential for recovery on these securities, and "D" represents the lowest potential for recovery.

         To provide more detailed indications of credit quality, the Fitch ratings from and including "AA" to "C" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within these major rating categories.

         IBCA assesses the investment quality of unsecured debt with an original maturity of more than one year which is issued by bank holding companies and their principal bank subsidiaries. The following summarizes the rating categories used by IBCA for long-term debt ratings:

         "AAA" - Obligations for which there is the lowest expectation of investment risk. Capacity for timely repayment of principal and interest is substantial, such that adverse changes in business, economic or financial conditions are unlikely to increase investment risk substantially.

         "AA" - Obligations for which there is a very low expectation of investment risk. Capacity for timely repayment of principal and interest is substantial, such that adverse changes in business, economic or financial conditions may increase investment risk, albeit not very significantly.

         "A" - Obligations for which there is a low expectation of investment risk. Capacity for timely repayment of principal and interest is strong, although adverse changes in business, economic or financial conditions may lead to increased investment risk.

         "BBB" - Obligations for which there is currently a low expectation of investment risk. Capacity for timely repayment of principal and interest is adequate, although adverse changes in business, economic or financial conditions are more likely to lead to increased investment risk than for obligations in other categories.

         "BB," "B," "CCC," "CC," and "C" - Obligations are assigned one of these ratings where it is considered that speculative characteristics are present. "BB" represents the lowest degree of speculation and indicates a possibility of investment risk developing. "C" represents the highest degree of speculation and indicates that the obligations are currently in default.

         IBCA may append a rating of plus (+) or minus (-) to a rating below "AAA" to denote relative status within major rating categories.


         Thomson BankWatch assesses the likelihood of an untimely repayment of principal or interest over the term to maturity of long term debt and preferred stock which are issued by United States commercial banks, thrifts and non-bank banks; non-United States banks; and broker-dealers. The following summarizes the rating categories used by Thomson BankWatch for long-term debt ratings:

         "AAA" - This designation represents the highest category assigned by Thomson BankWatch to long-term debt and indicates that the ability to repay principal and interest on a timely basis is extremely high.

         "AA" - This designation indicates a very strong ability to repay principal and interest on a timely basis with limited incremental risk compared to issues rated in the highest category.

         "A" - This designation indicates that the ability to repay principal and interest is strong. Issues rated "A" could be more vulnerable to adverse developments (both internal and external) than obligations with higher ratings.

         "BBB" - This designation represents Thomson BankWatch's lowest investment-grade category and indicates an acceptable capacity to repay principal and interest. Issues rated "BBB" are, however, more vulnerable to adverse developments (both internal and external) than obligations with higher ratings.

         "BB," "B," "CCC," and "CC," - These designations are assigned by Thomson BankWatch to non-investment grade long-term debt. Such issues are regarded as having speculative characteristics regarding the likelihood of timely payment of principal and interest. "BB" indicates the lowest degree of speculation and "CC" the highest degree of speculation.

         "D" - This designation indicates that the long-term debt is in default.

         PLUS (+) OR MINUS (-) - The ratings from "AAA" through "CC" may include a plus or minus sign designation which indicates where within the respective category the issue is placed.


MUNICIPAL NOTE RATINGS

         A Standard and Poor's rating reflects the liquidity concerns and market access risks unique to notes due in three years or less. The following summarizes the ratings used by Standard & Poor's Ratings Group for municipal notes:

         "SP-1" - The issuers of these municipal notes exhibit a strong capacity to pay principal and interest. Those issues determined to possess very strong characteristics are given a plus (+) designation.

         "SP-2" - The issuers of these municipal notes exhibit satisfactory capacity to pay principal and interest.

         "SP-3" - The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.


         Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG") and variable rate demand obligations are designated Variable Moody's Investment Grade ("VMIG"). Such ratings recognize the differences between short-term credit risk and long-term risk. The following summarizes the ratings by Moody's Investors Service, Inc. for short-term notes:

         "MIG-1"/"VMIG-1" - Loans bearing this designation are of the best quality, enjoying strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

         "MIG-2"/"VMIG-2" - Loans bearing this designation are of high quality, with margins of protection ample although not so large as in the preceding group.

         "MIG-3"/"VMIG-3" - Loans bearing this designation are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

         "MIG-4"/"VMIG-4" - Loans bearing this designation are of adequate quality, carrying specific risk but having protection commonly regarded as required of an investment security and not distinctly or predominantly speculative.

         "SG" - Loans bearing this designation are of speculative quality and lack margins of protection.

         Fitch and Duff & Phelps use the short-term ratings described under Commercial Paper Ratings for municipal notes.

                                      APPENDIX B

         As stated in the Prospectus, the Equity and Bond Funds, other than the Colorado Tax-Exempt Fund may enter into futures contracts and options for hedging purposes. Such transactions are described in this Appendix.

I.    INTEREST RATE FUTURES CONTRACTS.

         USE OF INTEREST RATE FUTURES CONTRACTS. Bond prices are established in both the cash market and the futures market. In the cash market, bonds are purchased and sold with payment for the full purchase price of the bond being made in cash, generally within five business days after the trade. In the futures market, only a contract is made to purchase or sell a bond in the future for a set price on a certain date. Historically, the prices for bonds established in the futures markets have tended to move generally in the aggregate in concert with the cash market prices and have maintained fairly predictable relationships. Accordingly, the Funds may use interest rate futures as a defense, or hedge, against anticipated interest rate changes and not for speculation. As described below, this would include the use of futures contract sales to protect against expected increases in interest rates and futures contract purchases to offset the impact of interest rate declines.

         The Funds presently could accomplish a similar result to that which it hopes to achieve through the use of futures contracts by selling bonds with long maturities and investing in bonds with short maturities when interest rates are expected to increase, or conversely, selling short-term bonds and investing in long-term bonds when interest rates are expected to decline. However, because of the liquidity that is often available in the futures market the protection is more likely to be achieved, perhaps at a lower cost and without changing the rate of interest being earned by the Funds, through using futures contracts.

         DESCRIPTION OF INTEREST RATE FUTURES CONTRACTS. An interest rate futures contract sale would create an obligation by a Fund, as seller, to deliver the specific type of financial instrument called for in the contract at a specific future time for a specified price. A futures contract purchase would create an obligation by a Fund, as purchaser, to take delivery of the specific type of financial instrument at a specific future time at a specific price. The specific securities delivered or taken, respectively, at settlement date, would not be determined until at or near that date. The determination would be in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

         Although interest rate futures contracts by their terms call for actual delivery or acceptance of securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery of securities. Closing out a futures contract sale is effected by a Fund entering into a futures contract purchase for the same aggregate amount of the specific type of financial instrument and the same delivery date. If the price of the sale exceeds the price of the offsetting purchase, a Fund is immediately paid the difference and thus realizes a gain.
If the offsetting purchase price exceeds the sale price, a Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by the Fund entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, a Fund realizes a gain, and if the purchase price exceeds the offsetting sale price, a Fund realizes a loss.

         Interest rate futures contracts are traded in an auction environment on the floors of several exchanges - principally, the Chicago Board of Trade and the Chicago Mercantile Exchange and the New York Futures Exchange. The Fund would deal only in standardized contract's on recognized exchanges. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership.

         A public market now exists in futures contracts covering various financial instruments including long-term Treasury Bonds and Notes; Government National Mortgage Association (GNMA) modified pass-through mortgage-backed securities; three-month Treasury Bills; and ninety-day commercial paper. A Fund may trade in any futures contract for which there exists a public market, including, without limitation, the foregoing instruments.

II.   STOCK INDEX FUTURES CONTRACTS.

         GENERAL. A stock index assigns relative values to the stocks included in the index and the index fluctuates with changes in the market values of the stocks included. Some stock index futures contracts are based on broad market indexes, such as the Standard & Poor's 500 or the New York Stock Exchange Composite Index. In contrast, certain exchanges offer futures contracts on narrower market indexes, such as the Standard & Poor's 100 or indexes based on an industry or market segment, such as oil and gas stocks. Futures contracts are traded on organized exchanges regulated by the Commodity Futures Trading Commission. Transactions on such exchanges are cleared through a clearing corporation, which guarantees the performance of the parties to each contract.

         A Fund will sell index futures contracts in order to offset a decrease in market value of its securities that might otherwise result from a market decline. A Fund may do so either to hedge the value of its portfolio as a whole, or to protect against declines, occurring prior to sales of securities, in the value of the securities to be sold. Conversely, a Fund will purchase index futures contracts in anticipation of purchases of securities. In a substantial majority of these transactions, a Fund will purchase such securities upon termination of the long futures position, but a long futures position may be terminated without a corresponding purchase of securities.

         In addition, a Fund may utilize stock index futures contracts in anticipation of changes in the composition of its holdings. For example, in the event that a Fund expects to narrow the range of industry groups represented in its holdings it may, prior to making purchases of the actual securities, establish a long futures position based on a more restricted index, such as an index comprised of securities of a particular industry group. A Fund may also sell futures contracts in connection with this strategy, in order to protect against the possibility that the value of the securities to be sold as part of the restructuring of its portfolio will decline prior to the time of sale.

III.       FUTURES CONTRACTS ON FOREIGN CURRENCIES.

         A futures contract on foreign currency creates a binding obligation on one party to deliver, and a corresponding obligation on another party to accept delivery of, a stated quantity of a foreign currency, for an amount fixed in U.S. dollars. Foreign currency futures may be used by a Fund to hedge against exposure to fluctuations in exchange rates between the U.S. dollar and other currencies arising from multinational transactions.

IV.   MARGIN PAYMENTS.

         Unlike when a Fund purchases or sells a security, no price is paid or received by a Fund upon the purchase or sale of a futures contract. Initially, a Fund will be required to deposit with the broker or in a segregated account with a Fund's custodian an amount of cash or cash equivalents, the value of which may vary but is generally equal to 10% or less of the value of the contract. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to a Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called variation margin, to and from the broker, will be made on a daily basis as the price of the underlying instrument fluctuates making the long and short positions in the futures contract more or less valuable, a process known as "marking-to-market." For example, when a Fund has purchased a futures contract and the price of the contract has risen in response to a rise in the underlying instruments, that position will have increased in value and a Fund will be entitled to receive from the broker a variation margin payment equal to that increase in value. Conversely, where a Fund has purchased a futures contract and the price of the futures contract has declined in response to a decrease in the underlying instruments, the position would be less valuable and a Fund would be required to make a variation margin payment to the broker. At any time prior to expiration of the futures contract, Denver Investment Advisors may elect to close the position by taking an opposite position, subject to the availability of a secondary market, which will operate to terminate a Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to a Fund, and a Fund realizes a loss or gain.

V.    RISKS OF TRANSACTIONS IN FUTURES CONTRACTS.

         There are several risks in connection with the use of futures by a Fund as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the future and movements in the price of the securities which are the subject of the hedge. The price of the future may move more than or less than the price of the securities being hedged. If the price of the future moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, a Fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the loss on the future. If the price of the future moves more than the price of the hedged securities, a Fund involved will experience either a loss or gain on the future which will not be completely offset by movements in the price of the securities which are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of securities being hedged and movements in the price of futures contracts, a Fund may buy or sell futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the volatility over a particular time period of the prices of such securities has been greater than the volatility over such time period of the future, or if otherwise deemed to be appropriate by Denver Investment Advisors. Conversely, a Fund may buy or sell fewer futures contracts if the volatility over a particular time period of the prices of the securities being hedged is less than the volatility over such time period of the futures contract being used, or if otherwise deemed to be appropriate by Denver Investment Advisors. It is also possible that, where a Fund has sold futures to hedge its portfolio against a decline in the market, the market may advance and the value of securities held by a Fund may decline. If this occurred, a Fund would lose money on the future and also experience a decline in value in its portfolio securities.

         Where futures are purchased to hedge against a possible increase in the price of securities or a currency before a Fund is able to invest its cash (or cash equivalents) in securities (or options) in an orderly fashion, it is possible that the market may decline instead; if a Fund then concludes not to invest in securities or options at that time because of concern as to possible further market decline or for other reasons, a Fund will realize a loss on the futures contract that is not offset by a reduction in the price of securities purchased.

         In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the futures and the securities being hedged, the price of futures may not correlate perfectly with movement in the cash market due to certain market distortions. Rather than meeting additional margin deposit requirements, investors may close futures contracts through off-setting transactions which could distort the normal relationship between the cash and futures markets. Second, with respect to financial futures contracts, the liquidity of the futures market depends on participants entering into off-setting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced thus producing distortions. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortion in the futures market, and because of the imperfect correlation between the movements in the cash market and movements in the price of futures, a correct forecast of general market trends or interest rate movements by Denver Investment Advisors may still not result in a successful hedging transaction over a short time frame.

         Positions in futures may be closed out only on an exchange or board of trade which provides a secondary market for such futures. Although the Funds intend to purchase or sell futures only on exchanges or boards of trade where there appear to be active secondary markets, there is no assurance that a liquid secondary market on any exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures investment position, and in the event of adverse price movements, the Funds would continue to be required to make daily cash payments of variation margin. However, in the event futures contracts have been used to hedge portfolio securities, such securities will not be sold until the futures contract can be terminated. In such circumstances, an increase in the price of the securities, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities will in fact correlate with the price movements in the futures contract and thus provide an offset on a futures contract.

         Further, it should be noted that the liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions.
The trading of futures contracts is also subject to the risk of trading halts, suspensions, exchange or clearing house equipment failures, government intervention, insolvency of a brokerage firm or clearing house or other disruptions of normal trading activity, which could at times make it difficult or impossible to liquidate existing positions or to recover excess variation margin payments.

         Successful use of futures by the Funds is also subject to Denver Investment Advisor's ability to predict correctly movements in the direction of the market. For example, if a Fund has hedged against the possibility of a decline in the market adversely affecting securities held in its portfolio and securities prices increase instead, a Fund will lose part or all of the benefit to the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if a Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. A Fund may have to sell securities at a time when it may be disadvantageous to do so.

VI.   OPTIONS ON FUTURES CONTRACTS.

         The Funds may purchase options on the futures contracts described above. A futures option gives the holder, in return for the premium paid, the right to buy (call) from or sell (put) to the writer of the option a futures contract at a specified price at any time during the period of the option. Upon exercise, the writer of the option is obligated to pay the difference between the cash value of the futures contract and the exercise price. Like the buyer or seller of a futures contract, the holder, or writer, of an option has the right to terminate its position prior to the scheduled expiration of the option by selling, or purchasing, an option of the same series, at which time the person entering into the closing transaction will realize a gain or loss.

         Investments in futures options involve some of the same considerations that are involved in connection with investments in futures contracts (for example, the existence of a liquid secondary market). In addition, the purchase or sale of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the securities being hedged, an option may or may not be less risky than ownership of the futures contract or such securities. In general, the market prices of options can be expected to be more volatile than the market prices on the underlying futures contract. Compared to the purchase or sale of futures contracts, however, the purchase of call or put options on futures contracts may frequently involve less potential risk to the Funds because the maximum amount at risk is the premium paid for the options (plus transaction costs). The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts. Although permitted by their fundamental investment policies, the Funds do not currently intend to write futures options during the current fiscal year, and will not do so in the future absent any necessary regulatory approvals.

VII.       ACCOUNTING AND TAX TREATMENT.

         Accounting for futures contracts and options will be in accordance with generally accepted accounting principles.

         Generally, futures contracts held by the Funds at the close of the Funds' taxable year will be treated for federal income tax purposes as sold for their fair market value on the last business day of such year, a process known as "marking to market." Forty percent of any gain or loss resulting from such constructive sale will be treated as short-term capital gain or loss and sixty percent of such gain or loss will be treated as long-term capital gain or loss without regard to the length of time a Fund holds the futures contract (the "40-60 rule"). The amount of any capital gain or loss actually realized by a Fund in a subsequent sale or other disposition of those futures contracts will be adjusted to reflect any capital gain or loss taken into account by a Fund in a prior year as a result of the constructive sale of the contracts. With respect to futures contracts to sell, which will be regarded as parts of a "mixed straddle" because their values fluctuate inversely to the values of specific securities held by a Fund, losses as to such contracts to sell will be subject to certain loss deferral rules which limit the amount of loss currently deductible on either part of the straddle to the amount thereof which exceeds the unrecognized gain (if any) with respect to the other part of the straddle, and to certain wash sales regulations. Under short sales rules, which will also be applicable, the holding period of the securities forming part of the straddle will (if they have not been held for the long-term holding period) be deemed not to begin prior to termination of the straddle. With respect to certain futures contracts, deductions for interest and carrying charges will not be allowed. Notwithstanding the rules described above, with respect to futures contracts to sell which are properly identified as such, a Fund may make an election which will exempt (in whole or in part) those identified futures contracts from being treated for federal income tax purposes as sold on the last business day of a Fund's taxable year, but gains and losses will be subject to such short sales, wash sales, loss deferral rules and the requirement to capitalize interest and carrying charges. Under temporary regulations, a Fund would be allowed (in lieu of the foregoing) to elect either (1) to offset gains or losses from positions which are part of a mixed straddle by separately identifying each mixed straddle to which such treatment applies, or (2) to establish a mixed straddle account for which gains and losses would be recognized and offset on a periodic basis during the taxable year. Under either election, the 40-60 rule will apply to the net gain or loss attributable to the futures contracts, but in the case of a mixed straddle account election, no more than 50% of any net gain may be treated as long-term and no more than 40% of any net loss may be treated as short-term. Options on futures contracts generally receive federal tax treatment similar to that described above.

         Certain foreign currency contracts entered into by the Funds may be subject to the "mark-to-market" process. If the Fund timely elects to treat such contracts as capital assets, the contracts will be subject to the 40-60 rule, described above. Otherwise, any "mark-to-market" or loss will be treated as 100% ordinary gain or loss. To receive such federal income tax treatment, a foreign currency contract must meet the following conditions: (1) the contract must require delivery of, or the settlement value of the contract must depend on the value of, a foreign currency of a type in which regulated futures contracts are traded; (2) the contract must be entered into at arm's length at a price determined by reference to the price in the interbank market; and (3) the contract must be traded in the interbank market. The Treasury Department has broad authority to issue regulations under the provisions respecting foreign currency contracts. As of the date of this Statement of Additional Information, the Treasury has not issued any such regulations. Foreign currency contracts entered into by a Fund may result in the creation of one or more straddles for federal income tax purposes, in which case certain loss deferral, short sales, and wash sales rules and the requirement to capitalize interest and carrying charges may apply.

         Some investments may be subject to special rules which govern the federal income tax treatment of certain transactions denominated in terms of a currency other than the U.S. dollar or determined by reference to the value of one or more currencies other than the U.S. dollar. The types of transactions covered by the special rules include the following: (i) the acquisition of, or becoming the obligor under, a bond or other debt instrument (including, to the extent provided in Treasury regulations, preferred stock); (ii) the accruing of certain trade receivables and payables; and (iii) the entering into or acquisition of any forward contract, futures contract, option and similar financial instrument. However, regulated futures contracts and non-equity options are generally not subject to the special currency rules if they are or would be treated as sold for their fair market value at year-end under the "mark-to-market" rules, unless an election is made to have such currency rules apply. The disposition of a currency other than the U.S. dollar by a U.S. taxpayer is also treated as a transaction subject to the special currency rules. With respect to transactions covered by the special rules, foreign currency gain or loss is calculated separately from any gain or loss on the underlying transaction and is normally taxable as ordinary gain or loss. A taxpayer may elect to treat as capital gain or loss foreign currency gain or loss arising from certain identified forward contracts, futures contracts and options that are capital assets in the hands of the taxpayer and which are not part of a straddle. In accordance with Treasury regulations, certain transactions subject to the special currency rules that are part of a "section 988 hedging transaction" (as defined in the Code and the Treasury regulations) will be integrated and treated as a single transaction or otherwise treated consistently for purposes of the Code. "Section 988 hedging transactions" are not subject to the mark-to-market or loss deferral rules under the Code. It is anticipated that some of the non-U.S. dollar denominated investments and foreign currency contracts that a Fund may make or may enter into will be subject to the special currency rules described above. Gain or loss attributable to the foreign currency component of transactions engaged in by the Funds which are not subject to special currency rules (such as foreign equity investments other than certain preferred stocks) will be treated as capital gain or loss and will not be segregated from the gain or loss on the underlying transaction.

WESTCORE FUNDS          DEFINITION OF INDICES
--------------------------------------------------------------------------------


STANDARD & POOR'S 500 INDEX is a broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks. It is an unmanaged index.


STANDARD & POOR'S 400 MID-CAP INDEX is a broad-based measurement of changes in stock-market conditions based on the average performance of 400 middle capitalization issues. It is an unmanaged index.


RUSSELL 2000 INDEX represents the bottom two-thirds of the largest 3,000 publicly traded companies domiciled in the United States. Only common stocks are included in the index; in the case of multiple classes of stock, generally only one is allowed. It is an unmanaged index.


THE LEHMAN BROTHERS INTERMEDIATE GOVERNMENT/CORPORATE BOND INDEX includes fixed rate debt issues rated investment grade or higher by Moody's Investors Services, Standard & Poor's Corporation or Fitch Investor's Service, in order. Intermediate indices include bonds with maturities of up to ten years. It is an unmanaged index.


THE LEHMAN BROTHERS LONG-TERM GOVERNMENT/CORPORATE BOND INDEX includes fixed rate debt issues rated investment grade or higher by Moody's Investors Services, Standard & Poor's Corporation or Fitch Investor's Service, in order. Long-term indices include bonds with maturities of ten years or longer. It is an unmanaged index.


THE LEHMAN BROTHERS MUNICIPAL BOND INDEX is a total return performance benchmark for the long-term, investment-grade tax-exempt bond market. Returns and attributes for the Index are calculated semi-monthly using approximately 25,000 municipal bonds. It is an unmanaged index.


THE LEHMAN BROTHERS 10-YEAR MUNICIPAL BOND INDEX includes investment-grade (Moody's Investor Services Aaa to Baa, Standard & Poor's Corporation AAA to BBB) tax-exempt bonds with maturities between eight and twelve years. It is an unmanaged index.


STATEMENTS OF ASSETS AND LIABILITIES             WESTCORE FUNDS ANNUAL         REPORT  MAY 30, 1997
---------------------------------------------------------------------------------------------------


                                                      Westcore           Westcore        Westcore          Westcore
                                                        MIDCO              Blue          Small-Cap          Growth
                                                       Growth              Chip         Opportunity        and Income
                                                         Fund              Fund             Fund              Fund
                                                    ------------       -----------      -----------       -----------
ASSETS
 Investments, at value
 (cost-see below)                                   $589,512,862       $63,823,060      $35,935,601       $20,561,721
 -see accompanying statements
 Receivable for investments sold                       4,226,293         3,082,568                0           262,506
 Dividends and interest receivable                       112,306           136,503           30,831            43,196
 Shares of beneficial interest sold                      567,234            25,014           72,875            16,880
 Organizational costs, net of accumulated
   amortization                                                0                 0           27,323                 0
 Prepaid and other assets                                  8,573            15,562           13,218             9,914
---------------------------------------------------------------------------------------------------------------------
 Total Assets                                        594,427,268        67,082,707       36,079,848        20,894,217
---------------------------------------------------------------------------------------------------------------------

LIABILITIES
 Payable for investments purchased                     2,605,051           447,104           72,875           122,016
 Accrued investment  advisory fee                        301,197            34,330           15,861             3,726
 Shares of beneficial interest redeemed                1,076,814            95,154                0             8,946
 Administration fee                                      139,014            15,948            8,362             4,446
 Trustee fee                                               1,505               287              104               383
 Other payables                                          296,007            39,585           20,973            29,803
---------------------------------------------------------------------------------------------------------------------
 Total Liabilities                                     4,419,588           632,408          118,175           169,320
---------------------------------------------------------------------------------------------------------------------
 NET ASSETS                                         $590,007,680       $66,450,299      $35,961,673       $20,724,897
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


COMPOSITION OF NET ASSETS
 Paid-in capital                                    $384,809,162       $41,319,854      $26,380,398       $13,166,488
 (Over)/Undistributed net  investment income          (7,288,835)           36,046            8,665          (178,897)
 Accumulated net realized gain (loss) from
   investment transactions                            41,364,326         5,318,638        3,205,648         1,523,275
 Net unrealized appreciation of investments          171,123,027        19,775,761        6,366,962         6,214,031
---------------------------------------------------------------------------------------------------------------------
 NET ASSETS                                         $590,007,680       $66,450,299      $35,961,673       $20,724,897
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

NET ASSET VALUE PER SHARE
 Net Assets                                         $590,007,680       $66,450,299      $35,961,673       $20,724,897
 Shares of beneficial interest outstanding            28,199,971         3,661,011        1,506,707         1,590,242
 Net asset value and redemption price per share           $20.92            $18.15           $23.87            $13.03
---------------------------------------------------------------------------------------------------------------------
 COST OF INVESTMENTS                                $418,389,835       $44,047,299      $29,568,639       $14,347,690
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------



                                                        Westcore          Westcore         Westcore
                                                     Intermediate-        Long-Term        Colorado
                                                       Term Bond             Bond         Tax-Exempt
                                                           Fund           Bond Fund           Fund
                                                     -------------       -----------      -----------
ASSETS
 Investments, at value
 (cost-see below)                                      $62,271,233       $19,818,575      $21,182,715
 -see accompanying statements
 Receivable for investments sold                                 0                 0           12,507
 Dividends and interest receivable                         956,757           353,357          475,313
 Shares of beneficial interest sold                        134,267            25,338           15,000
 Organizational costs, net of accumulated
   amortization                                                  0                 0                0
 Prepaid and other assets                                   15,906            13,272            7,808
------------------------------------------------------------------------------------------------------
 Total Assets                                           63,378,163        20,210,542       21,693,343
------------------------------------------------------------------------------------------------------

LIABILITIES
 Payable for investments purchased                          16,668               339          300,600
 Accrued investment  advisory fee                           18,639             2,849                0
 Shares of beneficial interest redeemed                     38,204             8,008            4,866
 Administration fee                                         15,027             4,454            3,950
 Trustee fee                                                   678               515              210
 Other payables                                            120,408            34,125           36,058
------------------------------------------------------------------------------------------------------
 Total Liabilities                                         209,624            50,290          345,684
------------------------------------------------------------------------------------------------------
 NET ASSETS                                            $63,168,539       $20,160,252      $21,347,659
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


COMPOSITION OF NET ASSETS
 Paid-in capital                                       $64,718,015       $19,402,629      $20,950,580
 (Over)/Undistributed net  investment income                43,794            18,521           16,069
 Accumulated net realized gain (loss) from
   investment transactions                              (1,782,975)          189,440          (31,645)
 Net unrealized appreciation of investments                189,705           549,662          412,655
------------------------------------------------------------------------------------------------------
 NET ASSETS                                            $63,168,539       $20,160,252      $21,347,659
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

NET ASSET VALUE PER SHARE
 Net Assets                                            $63,168,539       $20,160,252      $21,347,659
 Shares of beneficial interest outstanding               6,173,161         2,085,634        1,980,504
 Net asset value and redemption price per share             $10.23             $9.67           $10.78
------------------------------------------------------------------------------------------------------
 COST OF INVESTMENTS                                   $62,081,528       $19,268,913      $20,770,060
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


see notes to financial statements

STATEMENTS OF INVESTMENTS        WESTCORE FUNDS ANNUAL REPORT       MAY 30, 1997
--------------------------------------------------------------------------------

WESTCORE MIDCO GROWTH FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

          COMMON STOCKS  98.13%
------------------------------------------------------------------------------
           CAPITAL GOODS  28.84%
------------------------------------------------------------------------------
           AEROSPACE & DEFENSE  0.24%
------------------------------------------------------------------------------
 27,900    Sundstrand Corp                                         $1,388,025
                                                                 ------------

           COMPUTER HARDWARE  1.01%
------------------------------------------------------------------------------
 47,300    Gateway 2000 Inc**                                       3,139,538
 87,600    Sun Microsystems Inc**                                   2,825,100
                                                                 ------------
                                                                    5,964,638
                                                                 ------------

           COMPUTER SOFTWARE & SERVICES  8.22%
------------------------------------------------------------------------------
108,900    American Management Systems**                            2,817,788
 17,700    America Online Inc**                                       977,925
 28,900    Broderbund Software Inc**                                  726,112
112,200    Cadence Design Systems                                   3,730,650
135,700    Electronic Arts Inc**                                    4,342,400
 75,150    Harbinger Corp**                                         2,329,650
 87,900    McAfee Associates Inc**                                  5,784,919
192,725    Oracle Corp**                                            8,985,803
141,100    PeopleSoft Inc**                                         7,301,925
 43,900    Renaissance Solutions Inc**                              1,624,300
 39,800    Security Dynamics Technologies**                         1,467,625
150,600    Sterling Commerce Inc**                                  5,007,450
 92,750    Technology Solutions Co**                                3,362,188
                                                                 ------------
                                                                   48,458,735
                                                                 ------------

           ELECTRONICS  5.60%
------------------------------------------------------------------------------
 55,200    Applied Materials Inc**                                  3,601,800
 62,800    Atmel Corp**                                             1,805,500
 72,500    Cabletron Systems Inc                                    3,190,000
 55,500    KLA Tencor Corp**                                        2,639,719
 27,500    Lattice Semiconductor Corp**                             1,595,000
 57,100    Maxim Integrated Products Inc**                          3,069,125
 60,000    Microchip Technology Inc**                               2,130,000
 37,600    Novellus Systems Inc**                                   3,078,500
 79,700    SCI Systems Inc**                                        5,180,500
 52,200    Solectron Corp**                                         3,262,500
 35,300    Unitrode Corp**                                          1,751,763
 32,500    Xilinx Inc**                                             1,742,812
                                                                 ------------
                                                                   33,047,219
                                                                 ------------

           ENGINEERING & CONSTRUCTION  0.99%
------------------------------------------------------------------------------
 78,300    Ionics Inc**                                             3,738,825
 67,200    United States Filter**                                   2,116,800
                                                                 ------------
                                                                    5,855,625
                                                                 ------------

           NETWORKING  1.08%
------------------------------------------------------------------------------
 44,800    Ascend Communications Inc**                              2,497,600
 48,500    Cisco Systems Inc**                                      3,285,875
 27,600    Xylan Corp**                                               576,150
                                                                 ------------
                                                                    6,359,625
                                                                 ------------

           OFFICE PRODUCTS  0.41%
------------------------------------------------------------------------------
 84,300    Ikon Office Solutions Inc                                2,444,700
                                                                 ------------

           OTHER CAPITAL GOODS  0.46%
------------------------------------------------------------------------------
 48,500    Greenfield Industries Inc                                1,261,000
 38,600    OEA Inc                                                  1,457,150
                                                                 ------------
                                                                    2,718,150
                                                                 ------------

             TELECOMMUNICATIONS  10.83%
------------------------------------------------------------------------------
   94,200    ADC Telecommunications Inc                             3,226,350
   19,500    Adtran Inc**                                             521,624
   18,700    Advanced Fibre Communications**                        1,030,838
   55,850    Brightpoint Inc                                        1,731,350
   32,100    ETEC Systems Inc**                                     1,428,450
  176,100    FORE Systems Inc**                                     2,916,656
  112,400    ICG Communications Inc**                               1,798,400
   50,700    Intermedia Communications Co**                         1,527,338
   64,100    Nokia Corp                                             4,230,600
  230,400    Paging Network Inc**                                   1,728,000
  106,500    PairGain Technologies Inc**                            2,223,188
   55,700    Premiere Technologies Inc**                            1,496,938
   24,800    Sync Research Inc**                                      103,850
   78,400    Teleport Communications Inc**                          2,371,600
   10,500    Tellabs Inc**                                            527,624
   79,800    Uniphase Corp**                                        4,189,500
1,108,290    WorldCom Inc                                          32,833,091
                                                                 ------------
                                                                   63,885,397
                                                                 ------------
TOTAL CAPITAL GOODS
    (Cost $123,358,772)                                           170,122,114
                                                                 ------------

           CONSUMER CYCLICALS  26.15%
------------------------------------------------------------------------------
           AUTOMOTIVE  1.10%
------------------------------------------------------------------------------
 63,100    Cooper Tire & Rubber Co                                  1,411,862
197,700    Gentex Corp**                                            3,978,712
 45,300    Republic Industries Inc**                                1,090,031
                                                                 ------------
                                                                    6,480,605
                                                                 ------------

           BUILDING RELATED  1.16%
------------------------------------------------------------------------------
179,300    Newell Co                                                6,858,225
                                                                 ------------

           CONSUMER PRODUCTS  1.40%
------------------------------------------------------------------------------
123,100    Callaway Golf Co                                         3,969,975
 76,600    Culligan Water Technologies**                            3,408,700
 19,500    Samsonite Corp**                                           875,063
                                                                 ------------
                                                                    8,253,738
                                                                 ------------

           CONSUMER SERVICES  4.43%
------------------------------------------------------------------------------
418,132    CUC International Inc                                    9,617,036
305,600    Loewen Group Inc                                        10,084,800
 40,500    Rental Service Corp                                        880,874
154,500    Sylvan Learning Systems Inc**                            5,542,688
                                                                 ------------
                                                                   26,125,398
                                                                 ------------

           CONSUMER SOFT GOODS  0.69%
------------------------------------------------------------------------------
 55,300    Jones Apparel Group**                                    2,592,188
 45,600    Warnaco Group Inc Class A                                1,493,400
                                                                 ------------
                                                                    4,085,588
                                                                 ------------

           HOTELS/LEISURE  3.93%
------------------------------------------------------------------------------
 40,400    Four Seasons Hotel Inc                                   1,050,400
262,700    HFS Inc**                                               14,152,963
 47,900    Hilton Hotels Corp                                       1,353,175
 75,100    MGM Grand Inc**                                          2,844,413
202,300    Prime Hospitality Corp**                                 3,767,838
                                                                 ------------
                                                                   23,168,789
                                                                 ------------

           MEDIA-PUBLISHING  4.01%
------------------------------------------------------------------------------
 43,200    Apollo Group Inc                                         1,528,200
 56,900    Clear Channel Communications                             3,008,588
 12,200    Emmis Broadcasting Corp**                                  468,174
294,760    HSN Inc**                                                9,027,025
 83,000    Tribune Co                                               3,589,750
222,700    Westwood One Inc**                                       6,068,575
                                                                 ------------
                                                                   23,690,312
                                                                 ------------

WESTCORE MIDCO GROWTH FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

           OTHER CONSUMER CYCLICAL  0.62%
------------------------------------------------------------------------------
114,250    Unifi Inc                                               $3,684,563
                                                                 ------------

           RETAIL  8.81%
------------------------------------------------------------------------------
163,800    Bed Bath & Beyond Inc**                                  4,647,825
 39,500    CVS Corp                                                 1,891,063
231,725    Consolidated Stores Corp                                 8,863,481
275,341    Dollar General Corp                                      9,258,341
 99,500    Helig Meyers Company                                     1,641,750
 71,800    Kohls Corp**                                             3,868,225
190,300    Lowe's Companies Inc                                     7,493,063
224,700    Pier 1 Imports Inc                                       5,027,663
 63,300    Saks Holdings Inc**                                      1,574,588
 23,900    Stein Mart**                                               722,974
 83,400    TJX Companies Inc                                        4,003,200
147,200    Zale Corp**                                              2,962,400
                                                                 ------------
                                                                   51,954,573
                                                                 ------------
TOTAL CONSUMER CYCLICALS
  (Cost $100,536,507)                                             154,301,791
                                                                 ------------

          CONSUMER STAPLES  18.82%
------------------------------------------------------------------------------
           DRUG & HEALTHCARE PRODUCTS  5.55%
------------------------------------------------------------------------------
 56,400    Arrow International Inc                                  1,818,900
182,700    Biochem Pharmaceuticals Inc                              4,521,825
145,100    Forest Labs Class A**                                    6,130,475
 44,400    Guidant Corp                                             3,446,550
139,000    North American Vaccine Inc**                             2,710,500
 44,800    Physio-Control International Corp**                        571,200
 45,800    Sola International Inc**                                 1,311,024
190,300    Sybron International Corp**                              6,874,588
137,732    Watson Pharmaceuticals Inc**                             5,388,765
                                                                 ------------
                                                                   32,773,827
                                                                 ------------

           FOOD, BEVERAGES, & TOBACCO  0.54%
------------------------------------------------------------------------------
136,950    Richfood Holdings Inc                                    3,166,969
                                                                 ------------

           HEALTHCARE SERVICES  12.73%
------------------------------------------------------------------------------
 90,600    Access Health Inc**                                      1,993,200
 10,600    CRA Managed Care Inc**                                     484,950
183,200    Genesis Health Ventures**                                6,022,700
136,400    HBO & Co                                                 8,746,650
192,850    Health Management Assoc Cl A**                           5,640,862
193,000    HEALTHSOUTH Corp**                                       4,414,875
 84,900    Occusystems Inc**                                        2,228,624
394,700    Oxford Health Plans Inc**                               27,826,350
 73,100    Pediatrix Medical Group**                                2,905,725
211,775    PhyCor Inc**                                             6,062,059
117,200    Total Renal Care Holdings**                              4,219,200
 95,700    Wellpoint Health Networks Inc**                          4,569,675
                                                                 ------------
                                                                   75,114,870
                                                                 ------------

TOTAL CONSUMER STAPLES
   (Cost $70,600,579)                                             111,055,666
                                                                 ------------

         CREDIT SENSITIVE  5.90%
------------------------------------------------------------------------------
           FINANCIAL SERVICES  2.31%
------------------------------------------------------------------------------
 39,300    Credit Acceptance Corp**                                   555,112
 69,800    MGIC Investment Corp Wisconsin                           6,212,200
 16,400    Redwood Trust Inc                                          936,850
121,100    Schwab Charles Corp                                      4,919,688
161,600    World Acceptance Corp**                                    989,800
                                                                 ------------
                                                                   13,613,650
                                                                 ------------

           INSURANCE  2.20%
------------------------------------------------------------------------------
 40,200    Executive Risk                                           2,095,425
 85,345    Frontier Insurance Group Inc                             4,683,307
 50,500    Hartford Life Inc**                                      1,691,750
108,733    Mutual Risk Management Ltd                               4,498,828
                                                                 ------------
                                                                   12,969,310
                                                                 ------------

           UTILITIES-ELECTRIC  1.39%
------------------------------------------------------------------------------
114,597    AES Corp**                                               8,222,335
                                                                 ------------

TOTAL CREDIT SENSITIVE
------------------------------------------------------------------------------
(Cost $17,649,798)                                                 34,805,295
                                                                 ------------

          INTERMEDIATE GOODS &
          SERVICES  18.42%
------------------------------------------------------------------------------
           BUSINESS SERVICES  5.01%
------------------------------------------------------------------------------
 88,233    AC Nielsen Corp**                                        1,488,932
 50,700    CKS Group Inc**                                          1,463,963
 51,900    Concord EFS Inc                                          1,167,750
187,000    Medaphis Corp**                                          1,484,313
 55,500    National Techteam Inc**                                  1,380,563
 56,100    Newpark Resources Inc**                                  2,945,250
424,900    Philip Services**                                        6,214,163
 41,800    Precision Response Corp**                                  956,175
203,200    USA Waste Services**                                     7,366,000
 63,000    United Waste Systems**                                   2,417,625
 77,300    West Teleservices Corp**                                 1,227,138
 66,300    Wilmar Industries Inc**                                  1,458,600
                                                                 ------------
                                                                   29,570,472
                                                                 ------------

           CHEMICAL  0.90%
------------------------------------------------------------------------------
 43,200    Cytec Industries Inc**                                   1,690,200
 68,300    Praxair Inc                                              3,594,288
                                                                 ------------
                                                                    5,284,488
                                                                 ------------
           DISTRIBUTION  0.27%
------------------------------------------------------------------------------
 45,000    MSC Industrial Direct Inc Cl A**                         1,603,125
                                                                 ------------

           ENERGY EQUIPMENT & SERVICES  6.44%
------------------------------------------------------------------------------
104,200    BJ Services Inc**                                        5,757,050
 27,700    Camco International Inc                                  1,419,624
119,800    Falcon Drilling Inc**                                    5,495,824
205,100    Nabors Industries Inc**                                  4,601,931
228,000    Noble Drilling Corp**                                    4,959,000
 53,900    Production Operators Corp                                3,604,563
162,300    Reading & Bates Corp**                                   4,118,363
 66,400    Tidewater Inc                                            2,797,100
 75,500    Transocean Offshore Inc                                  5,209,500
                                                                 ------------
                                                                   37,962,955
                                                                 ------------

           ENERGY PRODUCERS  4.97%
------------------------------------------------------------------------------
183,600    Anadarko Petroleum                                      11,566,800
348,900    Apache Corp                                             11,949,824
 90,600    Parker & Parsley Petroleum Co                            3,080,400
 47,300    Sonat Inc                                                2,719,750
                                                                 ------------
                                                                   29,316,774
                                                                 ------------

           METALS  0.31%
------------------------------------------------------------------------------
 38,400    UCAR International Inc**                                 1,843,200
                                                                 ------------

WESTCORE MIDCO GROWTH FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

           TRANSPORTATION  0.52%
------------------------------------------------------------------------------
 61,100    Comair Holdings Inc                                     $1,588,600
 61,000    US Freightways Corp                                      1,479,250
                                                                 ------------
                                                                    3,067,850
                                                                 ------------

TOTAL INTERMEDIATE GOODS & SERVICES
  (Cost $95,665,047)                                              108,648,864
                                                                 ------------

TOTAL COMMON STOCKS
  (Cost $407,810,703)                                             578,933,730
                                                                 ------------

          WARRANTS  0.00%
------------------------------------------------------------------------------
     71    Westwood One Inc Warrants                                        0
                                                                 ------------
TOTAL WARRANTS                                                              0
   (Cost $0)                                                     ------------


          MUTUAL FUNDS  1.79%
------------------------------------------------------------------------------
10,527,628 Stagecoach Prime Money Market
           Service Class                                           10,579,132
                                                                 ------------
TOTAL MUTUAL FUNDS                                                 10,579,132
 (Cost $10,579,132)                                              ------------


TOTAL INVESTMENTS
  (Cost $418,389,835)                          99.92%             $589,512,862
Other Assets in Excess
  of Liabilities                                0.08%                 494,818
                                            ----------------------------------
NET ASSETS                                    100.00%            $590,007,680
                                            ----------------------------------
                                            ----------------------------------

*See Note 1 of Notes to Financial Statements.
**Denotes non-income producing security.


WESTCORE BLUE CHIP FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

          COMMON STOCKS  95.35%
------------------------------------------------------------------------------
           CAPITAL GOODS  13.48%
------------------------------------------------------------------------------
           AEROSPACE & DEFENSE  4.61%
------------------------------------------------------------------------------
 21,000    McDonnell Douglas Corp                                  $1,351,875
 21,300    United Technologies Corp                                 1,711,988
                                                                 ------------
                                                                    3,063,863
                                                                 ------------

           COMPUTER SOFTWARE & SERVICES  2.15%
------------------------------------------------------------------------------
 26,102    Computer Associates International                        1,429,084
                                                                 ------------

           ELECTRONICS - SEMICONDUCTORS  2.69%
------------------------------------------------------------------------------
 20,190    Harris Corp                                              1,789,339
                                                                 ------------

           MACHINERY - DIVERSIFIED  2.00%
------------------------------------------------------------------------------
 23,200    Dover Corp                                               1,328,200
                                                                 ------------

           MANUFACTURING- SPECIALIZED  2.03%
------------------------------------------------------------------------------
 25,600    Parker-Hannifin Corp                                     1,347,200
                                                                 ------------

TOTAL CAPITAL GOODS
  (Cost $5,281,857)                                                 8,957,686
                                                                 ------------

CONSUMER CYCLICALS  13.41%
------------------------------------------------------------------------------
           AUTO PARTS & EQUIPMENT  1.40%
------------------------------------------------------------------------------
 37,500    ITT Industries                                             928,125
                                                                 ------------

           ENTERTAINMENT  2.38%
------------------------------------------------------------------------------
 41,700    Carnival Corp Class A                                    1,584,600
                                                                 ------------

           HARDWARE & TOOLS  0.95%
------------------------------------------------------------------------------
 18,100    Black & Decker Corp                                        628,975
                                                                 ------------

           HOTELS-MOTELS  2.07%
------------------------------------------------------------------------------
 48,700    Hilton Hotels Corp                                       1,375,775
                                                                 ------------

           RETAIL STORES -
           GENERAL MERCHANDISE CHAINS  4.38%
------------------------------------------------------------------------------
 40,500    Dayton Hudson Corp                                       1,949,063
 68,600    K Mart Corp**                                              960,400
                                                                 ------------
                                                                    2,909,463
                                                                 ------------

           Retail Stores - Specialty Apparel  2.23%
------------------------------------------------------------------------------
 43,300    GAP Stores Inc                                           1,483,025
                                                                 ------------

TOTAL CONSUMER CYCLICALS
  (Cost $6,487,363)                                                 8,909,963
                                                                 ------------

          CONSUMER STAPLES  29.76%
------------------------------------------------------------------------------
           BEVERAGES-SOFT DRINKS  2.31%
------------------------------------------------------------------------------
 41,760    PepsiCo Inc                                              1,534,680
                                                                 ------------

           DISTRIBUTORS - FOOD & HEALTH  1.55%
------------------------------------------------------------------------------
 30,900    SuperValu Inc                                            1,031,288
                                                                 ------------

           DRUGS  6.73%
------------------------------------------------------------------------------
 12,700    McKesson Corp                                              954,088
 16,500    Pfizer Inc                                               1,697,437
 20,000    Schering-Plough Corp                                     1,815,000
                                                                 ------------
                                                                    4,466,525
                                                                 ------------

           FOOD  3.28%
------------------------------------------------------------------------------
 28,500    Dole Food Inc                                            1,211,250
 41,300    IBP Inc                                                    970,550
                                                                 ------------
                                                                    2,181,800
                                                                 ------------

           HEALTHCARE - DIVERSIFIED  3.07%
------------------------------------------------------------------------------
 27,780    Bristol-Myers Squibb Co                                  2,038,358
                                                                 ------------

           HEALTHCARE SERVICES  2.44%
------------------------------------------------------------------------------
 17,800    Shared Medical Systems Corp                                943,400
 20,100    United States Surgical Corp                                678,374
                                                                 ------------
                                                                    1,621,774
                                                                 ------------

           MEDICAL PRODUCTS & SUPPLIES  2.12%
------------------------------------------------------------------------------
 28,600    Becton Dickinson & Co                                    1,408,550
                                                                 ------------

           RETAIL STORES-DRUG STORES  4.95%
------------------------------------------------------------------------------
 32,600    CVS Corp                                                 1,560,725
 37,200    Rite Aid Corp                                            1,729,800
                                                                 ------------
                                                                    3,290,525
                                                                 ------------

           RETAIL STORES-FOOD CHAINS  1.53%
------------------------------------------------------------------------------
 36,800    Great Atlantic & Pacific Tea                             1,016,600
                                                                 ------------

           TOBACCO  1.78%
------------------------------------------------------------------------------
 13,800    Philip Morris Companies Inc                                607,200
 17,800    RJR Nabisco Holdings                                       576,275
                                                                 ------------
                                                                    1,183,475
                                                                 ------------

TOTAL CONSUMER STAPLES
  (Cost $13,954,957)                                               19,773,575
                                                                 ------------

WESTCORE BLUE CHIP FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

          CREDIT SENSITIVE  22.40%
------------------------------------------------------------------------------
           ELECTRIC COMPANIES  3.82%
------------------------------------------------------------------------------
 62,550    Edison International                                    $1,462,106
 30,730    General Public Utilities                                 1,075,550
                                                                 ------------
                                                                    2,537,656
                                                                 ------------

           FINANCIAL-MISCELLANEOUS  2.69%
------------------------------------------------------------------------------
 14,700    Student Loan Marketing Ass'n                             1,787,888
                                                                 ------------

           INVESTMENT BANKING/BROKERAGE  2.08%
------------------------------------------------------------------------------
 25,133    Traveler's Group Inc                                     1,379,173
                                                                 ------------

           MAJOR REGIONAL BANKING  3.83%
------------------------------------------------------------------------------
 14,840    First Union Corp                                         1,274,385
 21,700    NationsBank Corp                                         1,277,588
                                                                 ------------
                                                                    2,551,973
                                                                 ------------

           MONEY CENTER BANKS  1.83%
------------------------------------------------------------------------------
 12,850    Chase Manhattan Corp                                     1,214,325
                                                                 ------------

           NATURAL GAS  2.04%
------------------------------------------------------------------------------
 27,050    Coastal Corp                                             1,355,881
                                                                 ------------

           PROPERTY & CASUALTY INSURANCE  2.03%
------------------------------------------------------------------------------
 62,600    USF&G Corp                                               1,345,900
                                                                 ------------

           SAVINGS & LOAN  2.03%
------------------------------------------------------------------------------
 33,100    H.F. Ahmanson & Company                                  1,348,825
                                                                 ------------

           TELECOMMUNICATIONS  2.05%
------------------------------------------------------------------------------
 27,860    Sprint Corp                                              1,361,656
                                                                 ------------

TOTAL CREDIT SENSITIVE
  (Cost $9,887,142)                                                14,883,277
                                                                 ------------

          INTERMEDIATE GOODS
          & SERVICES  16.30%
------------------------------------------------------------------------------
           CHEMICALS - DIVERSIFIED  2.06%
------------------------------------------------------------------------------
 23,560    PPG Industries                                           1,369,425
                                                                 ------------

           OIL EXPLORATION & PRODUCTION  1.98%
------------------------------------------------------------------------------
 28,300    Burlington Resources Inc                                 1,315,950
                                                                 ------------

           OIL INTEGRATED-DOMESTIC  7.21%
------------------------------------------------------------------------------
  8,800    Atlantic Richfield Co                                    1,280,400
 61,000    Tosco Corp                                               1,990,125
 51,200    USX-Marathon Group                                       1,523,200
                                                                 ------------
                                                                    4,793,725
                                                                 ------------

           OIL INTEGRATED-INTERNATIONAL  4.01%
------------------------------------------------------------------------------
  9,600    Mobil Corp                                               1,342,800
 12,100    Texaco Inc                                               1,320,413
                                                                 ------------
                                                                    2,663,213
                                                                 ------------

           RAILROADS  1.04%
------------------------------------------------------------------------------
 13,100    CSX Corp                                                   694,300
                                                                 ------------

TOTAL INTERMEDIATE GOODS & SERVICES
  (Cost $7,974,034)                                                10,836,613
                                                                 ------------

TOTAL COMMON STOCKS
  (Cost $43,585,353)                                               63,361,114
                                                                 ------------

            MUTUAL FUNDS  0.70%
------------------------------------------------------------------------------
447,104    Stagecoach Prime Money Market
           Service Class                                              461,946
                                                                 ------------
TOTAL MUTUAL FUNDS                                                    461,946
  (Cost $461,946)                                                ------------


TOTAL INVESTMENTS
  (Cost $44,047,299)                           96.05%             $63,823,060
Other Assets in Excess
   of Liabilities                               3.95%               2,627,239
                                            ----------------------------------
NET ASSETS                                    100.00%             $66,450,299
                                            ----------------------------------
                                            ----------------------------------
*See Note 1 of Notes to Financial Statements.
**Denotes non-income producing security.


WESTCORE SMALL-CAP OPPORTUNITY FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

          COMMON STOCKS  93.75%
------------------------------------------------------------------------------
           BASIC INDUSTRIES  3.80%
------------------------------------------------------------------------------
           RUBBER & PLASTICS  2.67%
------------------------------------------------------------------------------
 17,600    Tredegar Industries                                       $961,400
                                                                 ------------

           STEEL  1.13%
------------------------------------------------------------------------------
 16,940    Texas Industries Inc                                       406,560
                                                                 ------------

TOTAL BASIC INDUSTRIES
     (Cost $903,885)                                                1,367,960
                                                                 ------------

  CAPITAL GOODS  6.61%
------------------------------------------------------------------------------

           CONSTRUCTION EQUIPMENT  1.72%
------------------------------------------------------------------------------
 19,420    Agco Corp                                                  619,012
                                                                 ------------

           MISCELLANEOUS PRODUCTION GOODS  4.89%
------------------------------------------------------------------------------
 25,600    Flanders Corp**                                            182,400
 20,550    Global Industrial Technologies**                           380,175
  5,600    Kaynar Technologies**                                      102,200
 10,170    Pittway Corp Class A                                       539,010
 15,060    Smith (A.O.) Corp                                          553,455
                                                                 ------------
                                                                    1,757,240
                                                                 ------------

TOTAL CAPITAL GOODS
    (Cost $1,928,387)                                               2,376,252
                                                                 ------------

          CONSUMER CYCLICALS  8.51%
------------------------------------------------------------------------------
           Apparel/Shoes/Textiles  1.24%
------------------------------------------------------------------------------
 18,500    Oxford Industries Inc                                      446,312
                                                                 ------------

           CONSUMER DURABLES  1.90%
------------------------------------------------------------------------------
 43,700    Furniture Brands International**                           682,813
                                                                 ------------

           MISCELLANEOUS -
           CONSUMER CYCLICALS  2.85%
------------------------------------------------------------------------------
 13,600    Amscan Holdings Inc**                                      176,800
 15,500    Gibson Greetings Inc**                                     337,125
 24,600    Russ Berrie & Co                                           510,450
                                                                 ------------
                                                                    1,024,375
                                                                 ------------

WESTCORE SMALL-CAP OPPORTUNITY FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

           VEHICLES/ACCESSORIES  2.52%
------------------------------------------------------------------------------
 13,500    Arvin Industries Inc                                      $374,625
 16,080    Control Devices**                                          196,980
 18,400    Excel Industries Inc                                       333,500
                                                                 ------------
                                                                      905,105
                                                                 ------------

TOTAL CONSUMER CYCLICALS
  (Cost $2,650,010)                                                 3,058,605
                                                                 ------------

          CONSUMER STAPLES  10.43%
------------------------------------------------------------------------------
            DRUGS & MEDICAL PRODUCTS  1.10%
------------------------------------------------------------------------------
 13,820    Sola International Inc**                                   395,598

           FOOD/AGRICULTURE  5.51%
------------------------------------------------------------------------------
 10,400    Dean Foods                                                 395,200
 24,700    Hudson Foods Inc                                           392,112
 25,500    Morningstar Group Inc**                                    669,375
  9,600    Smithfield Foods**                                         526,800
                                                                 ------------
                                                                    1,983,487
                                                                 ------------

           MISCELLANEOUS- CONSUMER STAPLES  3.82%
------------------------------------------------------------------------------
 31,000    American Safety Razor Co**                                 461,125
 30,900    Dial Corp**                                                517,575
 19,100    Herbalife International Inc                                396,325
                                                                 ------------
                                                                    1,375,025
                                                                 ------------

TOTAL CONSUMER STAPLES
  (Cost $3,092,513)                                                 3,754,110
                                                                 ------------

          ENERGY  6.85%
------------------------------------------------------------------------------
           OIL & NATURAL GAS  6.85%
------------------------------------------------------------------------------
 10,800    Camco International                                        553,500
 28,700    HS Resources Inc**                                         416,150
 23,400    Offshore Logistics Inc**                                   424,125
 18,000    Pool Energy Services Co**                                  299,250
 30,900    Santa Fe Energy Resources Inc**                            467,362
 23,000    Tesoro Petroleum Corp**                                    301,875
                                                                 ------------
                                                                    2,462,262
                                                                 ------------

TOTAL ENERGY
  (Cost $2,284,717)                                                 2,462,262
                                                                 ------------

          FINANCIALS  19.89%
------------------------------------------------------------------------------
           BANKS/SAVINGS & LOANS  10.42%
------------------------------------------------------------------------------
 10,600    Astoria Financial                                          437,250
 20,860    Deposit Guaranty Corp                                      654,482
 14,764    MAF Bancorp                                                616,397
 22,200    ML Bancorp Inc                                             385,725
 17,400    Magna Group Inc                                            561,150
 16,200    RCSB Financial Inc                                         663,188
 17,000    Reliance Bancorp Inc                                       429,250
                                                                 ------------
                                                                    3,747,442
                                                                 ------------

           INSURANCE  8.41%
------------------------------------------------------------------------------
 11,100    Capital RE Corp                                            487,012
 13,700    Enhance Financial Services Group                           571,975
 22,350    Fremont General Corp                                       785,044
 12,400    Guarantee Life Cos Inc                                     254,200
  9,900    Life Re Corp                                               425,700
 11,350    Selective Insurance Group Inc                              502,238
                                                                 ------------
                                                                    3,026,169
                                                                 ------------

           MISCELLANEOUS FINANCIALS  1.06%
------------------------------------------------------------------------------
 39,100    Cash America International Inc                             381,225
                                                                 ------------

TOTAL FINANCIALS
     (Cost $5,529,195)                                              7,154,836
                                                                 ------------

          SERVICES  20.60%
------------------------------------------------------------------------------
           BUSINESS SERVICES  4.24%
------------------------------------------------------------------------------
 17,060    Comdisco Inc                                               629,088
 15,820    Standard Register Co                                       551,722
 21,800    United Natural Foods**                                     343,350
                                                                 ------------
                                                                    1,524,160
                                                                 ------------

           MEDICAL & DENTAL  2.37%
------------------------------------------------------------------------------
 23,070    Bindley Western Industries Inc                             507,540
 27,200    Novacare Corp**                                            343,400
                                                                 ------------
                                                                      850,940
                                                                 ------------

           RETAIL STORES  11.30%
------------------------------------------------------------------------------
 28,200    Eagle Hardware & Garden**                                  678,562
 19,600    Footstar Corp**                                            436,100
 18,000    Long's Drug Stores Corp                                    427,500
 18,288    Proffitt's Inc**                                           729,234
 26,430    Shopko Stores Inc                                          624,409
 19,000    Waban Inc**                                                577,125
 29,300    Zale Corp**                                                589,663
                                                                 ------------
                                                                    4,062,593
                                                                 ------------

           TRAVEL/RECREATION  2.69%
------------------------------------------------------------------------------
 14,200    Marcus Corp                                                347,900
 33,260    Prime Hospitality Corp**                                   619,468
                                                                 ------------
                                                                      967,368
                                                                 ------------

TOTAL SERVICES
   (Cost $5,764,993)                                                7,405,061
                                                                 ------------

          TECHNOLOGY  13.02%
------------------------------------------------------------------------------
           AEROSPACE  5.33%
------------------------------------------------------------------------------
 11,500    Ducommun Inc**                                             301,875
 20,400    Kaman Corp                                                 279,225
 11,110    Thiokol Corp                                               798,531
 21,100    Tracor Inc**                                               535,413
                                                                 ------------
                                                                    1,915,044
                                                                 ------------
           COMPUTER & OFFICE  7.69%
------------------------------------------------------------------------------
 23,500    American Power Conversion Corp**                           546,375
 18,600    Applied Magnetics Corp Del**                               462,675
 18,250    Evans & Sutherland Computer**                              479,063
 25,800    Southern Electronics Corp**                                267,675
 32,600    Symantec Corp**                                            621,437
  6,800    Tektronix                                                  390,150
                                                                 ------------
                                                                    2,767,375
                                                                 ------------

TOTAL TECHNOLOGY
  (Cost $3,942,436)                                                4,682,419
                                                                 ------------

          TRANSPORTATION  1.44%
------------------------------------------------------------------------------
           AIR TRANSPORTATION  1.44%
------------------------------------------------------------------------------
 18,720    Circle International Group Inc                             519,480
                                                                 ------------

TOTAL TRANSPORTATION
  (Cost $370,202)                                                     519,480
                                                                 ------------

          UTILITIES/REITS  2.60%
------------------------------------------------------------------------------
           ELECTRIC & GAS  2.60%
------------------------------------------------------------------------------
 10,940    Central Hudson Gas & Electric                             $352,815
 12,200    Commonwealth Energy System                                 265,350
 12,800    Washington Gas & Light Co                                  315,200
                                                                 ------------
                                                                      933,365
                                                                 ------------

TOTAL UTILITIES/REITS
  (Cost $881,050)                                                     933,365
                                                                 ------------

TOTAL COMMON STOCKS
   (Cost $27,347,388)                                              33,714,350
                                                                 ------------

             MUTUAL FUNDS  6.18%
------------------------------------------------------------------------------
1,762,347    Stagecoach Prime Money
             Market Service Class                                   1,769,945
  450,000    Stagecoach Treasury Money
             Market Service Class                                     451,306
                                                                 ------------
                                                                    2,221,251
                                                                 ------------

TOTAL MUTUAL FUNDS                                                  2,221,251
                                                                 ------------
  (Cost $2,221,251)

TOTAL INVESTMENTS
   (Cost $29,568,639)                          99.93%              35,935,601
Other Assets in Excess
   of Liabilities                               0.07%                  26,072
                                            ----------------------------------
NET ASSETS                                    100.00%             $35,961,673
                                            ----------------------------------
                                            ----------------------------------

*See Note 1 of Notes to Financial Statements.
**Denotes non-income producing security.



WESTCORE GROWTH AND INCOME FUND
May 30, 1997

Shares                                                          Market Value*
------                                                          -------------

COMMON STOCKS  86.30%
------------------------------------------------------------------------------
          CAPITAL GOODS  9.96%
------------------------------------------------------------------------------
           AEROSPACE & DEFENSE  2.01%
------------------------------------------------------------------------------
  1,400    Boeing Co                                                  147,350
  5,100    Goodrich B.F. & Co                                         219,300
  1,000    Sundstrand Corp                                             49,750
                                                                 ------------
                                                                      416,400
                                                                 ------------

           ELECTRICAL EQUIPMENT  3.60%
------------------------------------------------------------------------------
 10,600    General Electric Co                                        639,975
  2,500    General Signal Corp                                        105,313
                                                                 ------------
                                                                      745,288
                                                                 ------------

           ELECTRONICS  0.81%
------------------------------------------------------------------------------
  1,100    Intel Corp                                                 166,650
                                                                 ------------

           OFFICE PRODUCTS  0.46%
------------------------------------------------------------------------------
  3,300    Ikon Office Solutions Inc                                   95,700
                                                                 ------------

           OTHER-CAPITAL GOODS  1.68%
------------------------------------------------------------------------------
  5,000    Greenfield Industries Inc                                  130,086
  5,800    OEA Inc                                                    218,950
                                                                 ------------
                                                                      349,036
                                                                 ------------

           TELECOMMUNICATIONS  1.40%
------------------------------------------------------------------------------
  4,400    Nokia Corp                                                 290,400
                                                                 ------------

TOTAL CAPITAL GOODS
  (Cost $1,380,442)                                                 2,063,474
                                                                 ------------

          CONSUMER CYCLICALS  13.35%
------------------------------------------------------------------------------
           AUTOMOTIVE  0.51%
------------------------------------------------------------------------------
  4,700    Cooper Tire & Rubber Co                                    105,163
                                                                 ------------

           BUILDING-RELATED  0.52%
------------------------------------------------------------------------------
  2,800    Newell Co                                                  107,100
                                                                 ------------

           CONSUMER SERVICES  3.33%
------------------------------------------------------------------------------
 20,900    Loewen Group Inc                                           689,700
                                                                 ------------

           CONSUMER SOFT GOODS  0.54%
------------------------------------------------------------------------------
  3,400    Warnaco Group Inc Class A                                  111,350
                                                                 ------------

           HOTELS/LEISURE  1.69%
------------------------------------------------------------------------------
  7,000    Hilton Hotels Corp                                         197,750
 12,000    Sunstone Hotel Investors                                   153,000
                                                                 ------------
                                                                      350,750
                                                                 ------------

           MEDIA-PUBLISHING  1.04%
------------------------------------------------------------------------------
  5,000    Tribune Co                                                 216,250
                                                                 ------------

           RETAIL  5.72%
------------------------------------------------------------------------------
  3,200    CVS Corp                                                   153,200
  7,981    Dollar General Corp                                        268,361
  5,800    Helig Meyers Co                                             95,700
  4,100    Home Depot Inc                                             258,551
  8,500    Pier 1 Imports Inc                                         190,188
  7,400    Wal-Mart Stores Inc                                        220,150
                                                                 ------------
                                                                    1,186,150
                                                                 ------------

TOTAL CONSUMER CYCLICALS
  (Cost $2,217,542)                                                 2,766,463
                                                                 ------------

          CONSUMER STAPLES  11.55%
------------------------------------------------------------------------------
           DRUG & HEALTHCARE PRODUCTS  3.84%
------------------------------------------------------------------------------
  6,200    Arrow International Inc                                    199,950
  3,900    Schering-Plough Corp                                       353,925
  2,400    Warner-Lambert                                             241,800
                                                                 ------------
                                                                      795,675
                                                                 ------------

           FOOD, BEVERAGES, & TOBACCO  4.09%
------------------------------------------------------------------------------
  2,700    CPC International Inc                                      232,200
  4,500    Coca-Cola Co                                               307,125
  8,400    PepsiCo Inc                                                308,700
                                                                 ------------
                                                                      848,025
                                                                 ------------

           HEALTHCARE SERVICES  0.31%
------------------------------------------------------------------------------
  1,000    HBO & Co                                                    64,125
                                                                 ------------

WESTCORE GROWTH AND INCOME FUND
May 30, 1997 (CONTINUED)

Shares                                                          Market Value*
------                                                          -------------

           HOUSEHOLD PRODUCTS  3.31%
------------------------------------------------------------------------------
  1,800    Colgate-Palmolive Co                                      $111,600
  3,200    Gillette Co                                                284,400
  2,100    Procter & Gamble Inc                                       289,537
                                                                 ------------
                                                                      685,537
                                                                 ------------

TOTAL CONSUMER STAPLES
  (Cost $1,518,958)                                                 2,393,362
                                                                 ------------

          CREDIT SENSITIVE  32.14%
------------------------------------------------------------------------------
           BANKS/SAVINGS & LOANS  6.96%
------------------------------------------------------------------------------
  2,300    Banc One                                                    99,475
  6,680    Charter One Financial Inc                                  313,125
  4,000    Corestates Financial Corp                                  211,500
  4,000    Cullen Frost Bankers Inc                                   157,500
  3,400    Nationsbank Corp                                           200,175
  8,600    Norwest Corp                                               460,100
                                                                 ------------
                                                                    1,441,875
                                                                 ------------

           FINANCIAL SERVICES  5.88%
------------------------------------------------------------------------------
  3,400    Federal Home Loan Mortgage                                 112,200
  3,500    Household International Inc                                343,875
 10,450    MBNA Corp                                                  353,994
  4,600    MGIC Investment Corp Wisconsin                             409,400
                                                                 ------------
                                                                    1,219,469
                                                                 ------------

           INSURANCE  7.00%
------------------------------------------------------------------------------
  3,400    Executive Risk                                             177,225
 11,040    Frontier Insurance Group Inc                               605,820
  9,200    GCR Holdings Ltd                                           246,100
  5,300    Hartford Life Inc**                                        177,550
  5,900    Mutual Risk Management Ltd                                 244,113
                                                                 ------------
                                                                    1,450,808
                                                                 ------------

           REAL ESTATE INVESTMENT TRUST  1.06%
------------------------------------------------------------------------------
  6,000    Healthcare Realty Trust                                    157,452
  1,100    Redwood Trust Inc                                           62,838
                                                                 ------------
                                                                      220,290
                                                                 ------------

           UTILITIES-ELECTRIC  5.70%
------------------------------------------------------------------------------
 13,496    AES Corp**                                                 968,337
  9,000    Trigen Energy Corp                                         213,750
                                                                 ------------
                                                                    1,182,087
                                                                 ------------

           UTILITIES-GAS  4.47%
------------------------------------------------------------------------------
  4,900    Enron Corp                                                 199,675
  6,400    KN Energy Inc                                              269,600
  9,800    PanEnergy Corp                                             458,150
                                                                 ------------
                                                                      927,425
                                                                 ------------

           UTILITIES-TELEPHONE  1.07%
------------------------------------------------------------------------------
  3,600    Cincinnati Bell Inc                                        221,400
                                                                 ------------

TOTAL CREDIT SENSITIVE
  (Cost $4,012,452)                                                 6,663,354
                                                                 ------------

          INTERMEDIATE GOODS
          & SERVICES  19.30%
------------------------------------------------------------------------------
           BUSINESS SERVICES  4.15%
------------------------------------------------------------------------------
  7,200    Omnicom Group Inc                                          417,600
 30,300    Philip Services Corp**                                     443,138
                                                                 ------------
                                                                      860,738
                                                                 ------------

           CHEMICAL-DIVERSIFIED  1.04%
------------------------------------------------------------------------------
  3,700    PPG Industries Inc                                         215,063
                                                                 ------------

           ENERGY EQUIPMENT & SERVICES  4.07%
------------------------------------------------------------------------------
  6,500    Production Operators Corp                                  434,687
  4,800    Tidewater Inc                                              202,200
  3,000    Transocean Offshore Inc                                    207,000
                                                                 ------------
                                                                      843,887
                                                                 ------------

           ENERGY PRODUCERS  7.16%
------------------------------------------------------------------------------
  3,400    Anadarko Petroleum                                         214,200
 14,500    Apache Corp                                                496,625
  3,900    Mobil Corp                                                 545,513
  1,800    Sonat Inc                                                  103,500
  4,279    Union Pacific Resources Group                              123,556
                                                                 ------------
                                                                    1,483,394
                                                                 ------------

           PAPER & PACKAGING  0.46%
------------------------------------------------------------------------------
  1,900    Kimberly Clark Corp                                         95,237
                                                                 ------------
           TRANSPORTATION  2.42%
------------------------------------------------------------------------------
  2,000    Burlington Northern Santa Fe                               166,000
  3,400    Union Pacific Corp                                         230,350
  4,300    US Freightways Corp                                        104,275
                                                                 ------------
                                                                      500,625
                                                                 ------------

TOTAL INTERMEDIATE GOODS & SERVICES
   (Cost $2,973,418)                                                3,998,944
                                                                 ------------

TOTAL COMMON STOCKS
  (Cost $12,102,812)                                               17,885,597
                                                                 ------------

Face Amount
-----------
          CONVERTIBLE DEBENTURES  10.60%
------------------------------------------------------------------------------
           CAPITAL GOODS  1.88%
------------------------------------------------------------------------------
           COMPUTER SOFTWARE & SERVICES  0.89%
------------------------------------------------------------------------------
$100,000   First Financial Mgmt Corp,
           5.00%, 12/15/99                                            183,500
                                                                 ------------

           MACHINERY & EQUIPMENT  0.99%
------------------------------------------------------------------------------
200,000    United States Filter,
           4.50%, 12/15/01                                            205,500
                                                                 ------------

  TOTAL CAPITAL GOODS
   (Cost $326,328)                                                    389,000
                                                                 ------------

          CONSUMER CYCLICALS  5.64%
------------------------------------------------------------------------------
           CONSUMER SERVICES  1.19%
------------------------------------------------------------------------------
250,000    CUC International Inc(1),
           3.00%, 02/15/02                                            247,500
                                                                 ------------

           HOTELS/LEISURE  3.38%
------------------------------------------------------------------------------
100,000    HFS Inc, 4.50%, 10/01/99                                   293,125
250,000    Prime Hospitality Corp,
           7.00%, 04/15/02                                            407,187
                                                                 ------------
                                                                      700,312
                                                                 ------------

           RETAIL  1.07%
------------------------------------------------------------------------------
250,000    Saks Holdings Inc,
           5.50%, 09/15/06                                            222,188
                                                                 ------------

TOTAL CONSUMER CYCLICALS
      (Cost $887,006)                                               1,170,000
                                                                 ------------

WESTCORE GROWTH AND INCOME FUND
May 30, 1997 (CONTINUED)

Face Amount                                                     Market Value*
-----------                                                     -------------

          CONSUMER STAPLES  1.41%
------------------------------------------------------------------------------
           HEALTHCARE SERVICES  1.41%
------------------------------------------------------------------------------
$300,000   PhyCor Inc, SDCV,
           4.50%, 02/15/03                                           $292,125
                                                                 ------------

  TOTAL CONSUMER STAPLES
   (Cost $288,453)                                                    292,125
                                                                 ------------

          INTERMEDIATE GOODS &
          SERVICES  1.67%
------------------------------------------------------------------------------
           BUSINESS SERVICES  1.01%
------------------------------------------------------------------------------
200,000    USA Waste Services Inc,
           4.00%, 02/01/02                                            209,000
                                                                 ------------

           ENERGY/EQUIPMENT  0.66%
------------------------------------------------------------------------------
100,000    Nabors Industries Inc,
           5.00%, 05/15/06                                            135,875
                                                                 ------------

TOTAL INTERMEDIATE GOODS
  & SERVICES                                                          344,875
  (Cost $325,984)                                                ------------

TOTAL CONVERTIBLE DEBENTURES
  (Cost $1,827,771)                                                 2,196,000
                                                                 ------------

Shares
------

          CONVERTIBLE PREFERRED
          STOCK  2.17%
------------------------------------------------------------------------------
           CONSUMER CYCLICALS  2.17%
------------------------------------------------------------------------------
           AUTOMOTIVE  0.50 %
------------------------------------------------------------------------------
  4,300    Republic Industries-TRACES
           Automatic CM Sec (RTR) 6.50%                               103,200
                                                                 ------------

           TELECOMMUNICATIONS  1.67%
------------------------------------------------------------------------------
  3,300    WorldCom Inc, GA DECS
           Ser A, 8.00%                                              $346,705
                                                                 ------------

  TOTAL CONSUMER CYCLICALS
  (Cost $386,888)                                                     449,905
                                                                 ------------

  TOTAL CONVERTIBLE PREFERRED STOCK
 (Cost $386,888)                                                      449,905
                                                                 ------------

           MUTUAL FUNDS  0.14%
------------------------------------------------------------------------------
 28,482    Stagecoach Prime Money Market
           Service Class                                               30,219
                                                                 ------------
TOTAL MUTUAL FUNDS                                                     30,219
                                                                 ------------
    (Cost $30,219)

  TOTAL INVESTMENTS
   (Cost $14,347,690)                          99.21%             $20,561,721
  Other Assets in Excess
       of Liabilities                           0.79%                $163,176
                                            ----------------------------------
  NET ASSETS                                  100.00%             $20,724,897
                                            ----------------------------------
                                            ----------------------------------

*See Note 1 of Notes to Financial Statements.
**Denotes non-income producing security.
(1) Restricted security- See Note 5 of Notes to
     Financial Statements.


WESTCORE INTERMEDIATE-TERM BOND FUND
May 30, 1997 (CONTINUED)

Face Amount                                                     Market Value*
-----------                                                     -------------
            CORPORATE BONDS  50.63%
------------------------------------------------------------------------------
             FINANCIAL  16.49%
------------------------------------------------------------------------------
             LIFE INSURANCE  1.79%
------------------------------------------------------------------------------
$1,150,000   Aetna Services Inc,
             7.125%, 08/15/06                                      $1,133,782
                                                                 ------------

           OPERATORS OF
           NON-RESIDENTIAL BUILDINGS  2.92%
------------------------------------------------------------------------------
  250,000    Chateau Properties Ltd,
             8.75%, 03/02/00                                          258,508
  600,000    Corporate Property Investors,
             7.75%, 08/15/04 (1)                                      616,834
1,000,000    Kimco Realty Corp MTN,
             6.83%, 11/14/05                                          969,042
                                                                 ------------
                                                                    1,844,384
                                                                 ------------

             PERSONAL CREDIT INSTITUTIONS  1.14%
------------------------------------------------------------------------------
  725,000    General Motors Acceptance Corp
             MTN, 6.60%, 01/17/01                                     720,170
                                                                 ------------

             Real Estate Investment Trust  8.87%
------------------------------------------------------------------------------
  550,000    Camden Property Trust,
             6.625%, 02/15/01                                         536,351
  700,000    Developers Diversified Realty
             Corp, 7.625%, 05/15/00                                   709,022
  375,000    Evans Withycombe Residential
             Notes, 7.50%, 04/15/04                                   373,957
  425,000    Nationwide Health Properties,
             7.23%, 11/08/06                                          415,673
1,000,000    New Plan Realty Trust,
             7.75%, 04/06/05                                        1,023,083
  800,000    Price REIT Inc,
             7.25%, 11/01/00                                          794,474
  750,000    Washington Real Estate,
             7.125%, 08/13/03                                         747,348
1,000,000    Weingarten Realty Investors
             Trust MTN, 7.22%, 06/01/05                               999,077
                                                                 ------------
                                                                    5,598,985
                                                                 ------------

WESTCORE INTERMEDIATE-TERM BOND FUND
May 30, 1997 (CONTINUED)

Face Amount                                                     Market Value*
-----------                                                     -------------
            SECURITIES BROKERS,
            DEALERS & FLOTATION COS  1.77%
------------------------------------------------------------------------------
$1,130,000  Merrill Lynch Corp MTN,
            6.50%, 04/01/01                                        $1,117,069
                                                                 ------------

TOTAL FINANCIAL
  (Cost $10,424,959)                                               10,414,390
                                                                 ------------

          INDUSTRIAL  25.06%
------------------------------------------------------------------------------
           BOOKS - PUBLISHING OR
           PUBLISHING & PRINTING  1.47%
------------------------------------------------------------------------------
1,000,000  Golden Books Publishing Co,
           7.65%, 09/15/02                                            930,000
                                                                 ------------

           BROADCAST - MEDIA  3.46%
------------------------------------------------------------------------------
1,100,000  Cox Communications Inc,
           6.375%, 06/15/00                                         1,087,396
1,000,000  TKR Cable I Cable Notes,
           10.50%, 10/30/07, Callable
           10/30/99 @ 105.25                                        1,099,582
                                                                 ------------
                                                                    2,186,978
                                                                 ------------

           CABLE & OTHER PAY
           TELEVISION SERVICES  1.23%
------------------------------------------------------------------------------
  775,000  Telecommunications Inc,
           8.00%, 08/01/05                                            776,871
                                                                 ------------

           COOKIES & CRACKERS  0.81%
------------------------------------------------------------------------------
  500,000  RJR Nabisco Inc,
           8.625%, 12/01/02                                           511,149

           ELECTRONIC & OTHER
           ELECTRICAL EQUIPMENT  1.77%
------------------------------------------------------------------------------
1,150,000  Rockwell International Corp,
           6.625%, 06/01/05                                         1,119,618
                                                                 ------------

           HOTELS  0.68%
------------------------------------------------------------------------------
  425,000  Hilton Hotels Corp,
           7.95%, 04/15/07                                            430,876
                                                                 ------------

           INDUSTRIAL ORGANIC
           CHEMICALS  1.22%
------------------------------------------------------------------------------
   750,000 International Specialty Products,
           9.00%, 03/01/99                                            771,470
                                                                 ------------

           METALS - MISC  1.55%
------------------------------------------------------------------------------
$1,000,000 CSR America Inc,
           6.875%, 07/21/05                                           979,541
                                                                 ------------

           MOTION PICTURE & VIDEO
           TAPE PRODUCTION  3.48%
------------------------------------------------------------------------------
           TIME WARNER ENTERTAINMENT CO
------------------------------------------------------------------------------
1,000,000  9.625%, 05/01/02                                         1,101,194
1,000,000  8.875%, 10/01/12                                         1,093,691
                                                                 ------------
                                                                    2,194,885
                                                                 ------------

           NEWSPAPERS - PUBLISHING OR
           PUBLISHING & PRINTING  1.22%
------------------------------------------------------------------------------
   750000  The New York Times Co,
           7.625%, 03/15/05                                           770,298
                                                                 ------------

           PHARMACEUTICAL PREPARATIONS  3.46%
------------------------------------------------------------------------------
1,200,000  Bayer Corp,
           6.50%, 10/01/02 (1)                                      1,181,328
1,000,000  Upjohn Co MTN Series A,
           6.25%, 02/02/98                                          1,002,570
                                                                 ------------
                                                                    2,183,898
                                                                 ------------

           RETAIL DEPARTMENT STORES  1.56%
------------------------------------------------------------------------------
1,000,000  K Mart Corp,
           8.125%, 12/01/06                                           987,500
                                                                 ------------

           SEARCH, DETECTION, NAVIGATION
           & GUIDANCE AERONAUTICAL SYSTEMS  1.19%
------------------------------------------------------------------------------
  790,000  Raytheon Co,
           6.50%, 07/15/05                                            753,178
                                                                 ------------

           SERVICES - MISCELLANEOUS,
           AMUSEMENT & RECREATION  1.96%
------------------------------------------------------------------------------
1,250,000  Walt Disney Co,
           6.375%, 03/30/01                                         1,235,235
                                                                 ------------

TOTAL INDUSTRIAL
  (Cost $15,756,624)                                               15,831,497
                                                                 ------------

          TRANSPORTATION  5.57%
------------------------------------------------------------------------------
           AIR TRANSPORTATION, SCHEDULED  5.57%
------------------------------------------------------------------------------
 $853,486  American Airlines,
           9.71%, 01/02/07                                            945,663
  486,053  Continental Airlines,
           7.75%, 07/02/14                                            501,490
1,035,869  Jet Equipment Trust Series 95-B,
           7.83%, 02/15/15 (1)                                      1,059,922
  944,627  United Airlines Pass Through
           Certificate 95-A1, 9.02%,
           04/19/12                                                 1,012,734
                                                                 ------------
                                                                    3,519,809
                                                                 ------------

TOTAL TRANSPORTATION
(Cost $3,332,664)                                                   3,519,809
                                                                 ------------

          UTILITIES  3.51%
------------------------------------------------------------------------------
           ELECTRIC SERVICES  1.96%
------------------------------------------------------------------------------
1,250,000  Central Maine Power Co,
           6.25%, 11/01/98                                          1,237,629

           ELECTRIC & OTHER SERVICES
           COMBINED  1.55%
------------------------------------------------------------------------------
1,000,000  Long Island Lighting Co,
           7.125%, 06/01/05                                           978,503
                                                                 ------------

TOTAL UTILITIES                                                     2,216,132
   (Cost $2,225,518)                                             ------------


TOTAL CORPORATE BONDS
  (Cost $31,739,765)                                               31,981,828
                                                                 ------------

         COLLATERALIZED MORTGAGE
         OBLIGATIONS & MORTGAGE-BACKED
         SECURITIES  9.98%
------------------------------------------------------------------------------
           COLLATERALIZED MORTGAGE
           OBLIGATIONS  0.75%
------------------------------------------------------------------------------
452,924    Collateralized Mortgage Security
           Corp, 8.75%, 4/20/19                                       472,629
                                                                 ------------

           MORTGAGE-BACKED
           SECURITIES  9.23%
------------------------------------------------------------------------------
1,840,398  FHLMC GP #000336,
           6.00%, 10/01/24                                          1,709,491
                                                                 ------------

WESTCORE INTERMEDIATE-TERM BOND FUND
May 30, 1997 (CONTINUED)

Face Amount                                                        Market Value*
-----------                                                        -------------

1,275,892  FNMA Pool #303845,
           7.00%, 05/01/11                                            $1,270,801
1,531,906  FNMA Pool #362443,
           6.50%, 12/01/08                                             1,506,553
1,273,316  GNMA Pool #780019,
           9.50%, 12/15/09                                             1,343,858
                                                                      ----------
                                                                       5,830,703
                                                                      ----------

 TOTAL COLLATERALIZED MORTGAGE
 OBLIGATIONS &
 MORTGAGE-BACKED SECURITIES
  (Cost $6,282,855)                                                    6,303,332
                                                                      ----------

       U.S. GOVERNMENT
       TREASURIES  33.75%
--------------------------------------------------------------------------------
           U.S. Treasury Notes:
2,000,000    7.875%, 01/15/98                                          2,026,252
4,000,000    7.875%, 04/15/98                                          4,070,004
3,000,000    6.125%, 05/15/98                                          3,007,503
2,500,000    6.875%, 08/31/99                                          2,532,032
2,000,000    7.75%,  11/30/99                                          2,066,252
2,000,000    7.125%, 02/29/00                                          2,038,752
3,300,000    6.875%, 03/31/00                                          3,345,378
1,200,000    6.75%,  04/30/00                                          1,212,376
1,000,000    7.00%,  07/15/06                                          1,020,938
                                                                      ----------
                                                                      21,319,487
                                                                      ----------

 TOTAL U.S. GOVERNMENT TREASURIES
 (Cost $21,392,322)                                                   21,319,487
                                                                     -----------

Shares
------
       MUTUAL FUNDS  4.22%
--------------------------------------------------------------------------------
2,655,327  Stagecoach Prime Money Market
           Service Class                                               2,666,586
                                                                      ----------

TOTAL MUTUAL FUNDS
 (Cost $2,666,586)                                                     2,666,586
                                                                      ----------

TOTAL INVESTMENTS
 (Cost $62,081,528)                             98.58%               $62,271,233
Other Assets in Excess
   of Liabilities                                1.42%                   897,306
                                            ------------------------------------
NET ASSETS                                     100.00%               $63,168,539
                                           -------------------------------------
                                           -------------------------------------

*See Note 1 of Notes to Financial Statements
(1) Restricted security - see Note 5 of Notes to Financial Statements.

WESTCORE LONG-TERM BOND FUND
May 30, 1997

       CORPORATE BONDS  52.56%
--------------------------------------------------------------------------------
       FINANCIAL  20.56%
--------------------------------------------------------------------------------
            FINANCIAL SERVICES  1.20%
--------------------------------------------------------------------------------
$250,000   Leucadia National Corp,
            7.75%, 08/15/13                                             $242,899
                                                                      ----------

       FIRE MARINE & CASUALTY
       INSURANCE  4.03%
--------------------------------------------------------------------------------
250,000    Geico Corp,
            9.15%, 09/15/21                                              273,153
600,000    Zurich Reinsurance Center
           Holdings, 7.125%, 10/15/23                                    538,384
                                                                      ----------
                                                                         811,537
                                                                      ----------

           HOTELS  0.75%
--------------------------------------------------------------------------------
150,000    Hilton Hotels Corp,
           7.95%, 04/15/07                                               152,074
                                                                      ----------

           LIFE INSURANCE  3.76%
--------------------------------------------------------------------------------
230,000    Aetna Services Inc,
           7.625%, 08/15/26                                              225,739
                                                                      ----------
500,000    Lincoln National Insurance Co,
           9.125%, 10/01/24                                              532,788
                                                                      ----------
                                                                         758,527
                                                                      ----------

           OPERATORS OF NON-
           RESIDENTIAL BUILDINGS  5.60%
--------------------------------------------------------------------------------
400,000    Kimco Realty Corp,
           6.83%, 11/14/05                                               387,617
500,000    Property Trust of America,
           6.875%, 02/15/08                                              480,729
250,000    Rouse Co,
           8.50%, 01/15/03                                               259,645
                                                                      ----------
                                                                       1,127,991
                                                                      ----------

           REAL ESTATE INVESTMENT TRUSTS  5.22%
--------------------------------------------------------------------------------
150,000    Camden Property Trust,
           6.625%, 02/15/01                                              146,278
250,000    ERP Operating Limited
           Partnership, 7.57%, 08/15/26                                  253,090
$150,000   Nationwide Health Property MTN,
           7.23%, 11/08/06                                               146,708
250,000    New Plan Trust Realty,
           7.75%, 04/06/05                                               255,771
250,000    Weingarten Realty Investors
           Trust MTN, 7.22%, 06/01/05                                    249,769
                                                                      ----------
                                                                       1,051,616
                                                                      ----------
TOTAL FINANCIAL
      (Cost $4,132,005)                                                4,144,644
                                                                      ----------

       INDUSTRIAL  23.40%
--------------------------------------------------------------------------------
           BOOKS - PUBLISHING
           & PRINTING  1.15%
--------------------------------------------------------------------------------
250,000    GOLDEN BOOKS PUBLISHING CO,
           7.65%, 09/15/02                                               232,500
                                                                      ----------

           BROADCAST - MEDIA  1.92%
--------------------------------------------------------------------------------
400,000    Cox Communications Inc,
           7.625%, 06/15/25                                              386,362
                                                                      ----------

           CABLE & OTHER PAY
           TELEVISION SERVICES  3.10%
--------------------------------------------------------------------------------
500,000    Telecommunications Inc,
           8.00%, 08/01/05                                               501,207
125,000    US West Capital Funding
           6.95%, 01/15/37                                               123,236
                                                                      ----------
                                                                         624,443
                                                                      ----------

           DAIRY PRODUCTS  2.20%
--------------------------------------------------------------------------------
500,000    Borden Inc,
           7.875%, 02/15/23                                              442,193
                                                                      ----------

           MISCELLANEOUS CHEMICAL
           PRODUCTS  1.89%
--------------------------------------------------------------------------------
400,000    Lubrizol Corp,
           7.25%, 06/15/25                                               381,732
                                                                      ----------

           PERIODICALS - PUBLISHING OR
           PUBLISHING & PRINTING  4.10%
--------------------------------------------------------------------------------
750,000    Time Warner Inc,
           9.125%, 01/15/13                                              826,775

           PHARMACEUTICAL PREPARATIONS  1.68%
--------------------------------------------------------------------------------
$345,000   Bayer Corp,
           6.50%, 10/01/02(1)                                           $339,632
                                                                      ----------

           RETAIL - DEPARTMENT STORES  2.19%
--------------------------------------------------------------------------------
500,000    K Mart Corp,
           7.95%, 02/01/23                                               440,625
                                                                      ----------

           SEARCH, DETECTION, NAVIGATION
           & GUIDANCE, AERONAUTICAL SYSTEMS  2.51%
--------------------------------------------------------------------------------
250,000    Lockheed Martin Corp,
           7.79%, 06/15/08                                               258,655
260,000    Raytheon Co,
           6.50%, 07/15/05                                               247,882
                                                                      ----------
                                                                         506,537
                                                                      ----------

           SERVICES- MISCELLANEOUS,
           AMUSEMENT & RECREATION  2.66%
--------------------------------------------------------------------------------
550,000    Walt Disney Co,
           6.75%, 03/30/06                                               537,184
                                                                      ----------

TOTAL INDUSTRIAL
  (Cost $4,661,571)                                                    4,717,983
                                                                      ----------

       TRANSPORTATION  5.93%
--------------------------------------------------------------------------------
           AIR TRANSPORTATION - SCHEDULED  5.93%
--------------------------------------------------------------------------------
500,000    AMR Corp,
           10.00%, 04/15/21                                              598,341
335,698    Jet Equipment Trust Series 95-B,
           7.83%, 02/15/15(1)                                            343,492
236,157    United Airlines Pass-Through
           Certificates,9.02%, 04/19/12                                  253,184
                                                                       1,195,017
                                                                      ----------
TOTAL TRANSPORTATION
  (Cost $1,070,098)                                                    1,195,017
                                                                      ----------

       UTILITIES  2.67%
--------------------------------------------------------------------------------
           ELECTRIC & OTHER SERVICES
           COMBINED  2.67%
--------------------------------------------------------------------------------
550,000    Long Island Lighting Co,
           7.125%, 06/01/05                                              538,177
                                                                      ----------

TOTAL UTILITIES
  (Cost $538,657)                                                        538,177
                                                                      ----------

TOTAL CORPORATE BONDS
  (Cost $ 10,402,331)                                                 10,595,821
                                                                     -----------
       MORTGAGE-BACKED
       SECURITIES  4.03%
--------------------------------------------------------------------------------
$443,649   FHLMC GP#000336,
           6.00%, 10/01/24                                               411,925
402,913    FNMA  Pc#303845,
           7.00%, 5/01/11                                                401,306
                                                                      ----------
                                                                         813,231
                                                                      ----------

TOTAL MORTGAGE-BACKED SECURITIES
  (Cost $807,599)                                                        813,231
                                                                     -----------

       U.S. GOVERNMENT
       TREASURIES  39.93%
--------------------------------------------------------------------------------
           U.S. Treasury Notes/Bonds  29.28%
--------------------------------------------------------------------------------
500,000    U.S. Treasury Note,
           7.00%, 07/15/06                                               510,469
           U.S. Treasury Bonds:
350,000      7.50%, 11/15/16                                             368,922
500,000      8.875%, 02/15/19                                            603,438
1,000,000    8.50%, 02/15/20                                           1,167,813
1,000,000    7.875%, 02/15/21                                          1,098,438
1,100,000    8.125%, 08/15/21                                          1,241,282
1,000,000    6.25%, 08/15/23                                             911,563
                                                                      ----------
                                                                       5,901,925
                                                                      ----------

           U.S. GOVERNMENT ZERO
           COUPON STRIPS  10.65%
--------------------------------------------------------------------------------
1,000,000  02/15/04                                                      646,198
4,000,000  08/15/11                                                    1,501,156
                                                                      ----------
                                                                       2,147,354
                                                                      ----------

TOTAL U.S. GOVERNMENT TREASURIES
  (Cost $7,698,739)                                                    8,049,279
                                                                      ----------

       MUTUAL FUNDS  1.79%
--------------------------------------------------------------------------------
358,840    Stagecoach Prime Money Market
           Fund Service Class                                            360,244
                                                                      ----------

TOTAL MUTUAL FUNDS
  (Cost $360,244)                                                        360,244
                                                                      ----------

TOTAL INVESTMENTS
  (Cost $19,268,913)                            98.31%                19,818,575
Other Assets
  in Excess of Liabilities                       1.69%                   341,677
                                            ------------------------------------
NET ASSETS                                     100.00%               $20,160,252
                                            ------------------------------------
                                            ------------------------------------

*See Note 1 of Notes to Financial Statements.
(1) Restricted Security - See Note 5 of Notes to Financial Statements.

WESTCORE COLORADO TAX-EXEMPT FUND
May 30, 1997                                          Bond Rating**

Face Amount                                           Moody's/S&P  Market Value*
-----------                                           -----------  -------------
       CERTIFICATES OF PARTICIPATION  5.03%
--------------------------------------------------------------------------------
$100,000 Colorado State Board of Agriculture
         Certificate of Participation CSU Research
         Foundation Master Lease Purchase
         Agreement, 6.45%, 11/01/01, Optional any
         time @ 100.00, MBIA                               Aaa/AAA      $104,198
 100,000 Lakewood, Jefferson County, Public Building
         Authority, Certificate of Participation, Lease
         Purchase Agreement 5.625%, 12/01/99,
         Optional any time @ 100.00, MBIA                  Aaa/AAA       102,421
 100,000 State of Colorado Certificate of Participation
         Master Lease Purchase Agreement 5.25%,
         11/01/99, Optional any time @ 100.00,
         AMBAC                                             Aaa/AAA       102,134
 250,000 State of Colorado Certificate of Participation
         Master Lease Purchase Agreement II, 5.10%
         11/01/06, Optional any time @100.00, MBIA         Aaa/AAA       252,035
 510,000 Weld County, Certificate of Participation
         Correctional Facilities,  Lease Purchase
         Agreement 5.35%, 08/01/10, Optional any
         time @ 100.00, MBIA                               Aaa/AAA       511,321

TOTAL CERTIFICATES OF PARTICIPATION
  (Cost $1,059,406)                                                    1,072,109
                                                                       ---------

       GENERAL OBLIGATION BONDS  62.02%
--------------------------------------------------------------------------------
         COUNTY/CITY/SPECIAL DISTRICT/
         SCHOOL DISTRICT  62.02%
--------------------------------------------------------------------------------
 100,000 Adams County School District 12, 7.25%,
         12/15/09, Prerefunded 12/15/99 @100.00              NR/A+       106,755
 500,000 Adams County School District 14, 5.30%,
         12/01/09, Optional 12/01/07 @ 101.00, FSA         Aaa/AAA       506,275
 100,000 Adams & Arapahoe Counties Joint School
         District 28J 5.75%, 12/01/06, MBIA                Aaa/AAA       106,162
 100,000 Adams & Arapahoe Counties School
         District 29J 5.40%, 12/01/09, Optional
         12/01/06 @ 100.00, MBIA                           Aaa/AAA       101,890
 250,000 Adams & Weld Counties School District 27J
         5.55% 12/01/09, Optional 12/01/06 @ 100.00,
         FGIC                                              Aaa/AAA       256,495
 125,000 Alamosa & Conejos Counties School District
         Re-11J 4.9%, 12/01/07, Optional 12/01/05
         @ 100.00, MBIA                                    Aaa/AAA       124,594
$100,000 Arapahoe County School District 1, 4.85%,
         11/01/04, FSA                                     Aaa/AAA       100,044
 100,000 Arapahoe County School District 2, 6.75%
         12/01/04, Prerefunded 12/01/99@101.00                A/NR       105,648
  25,000 Arapahoe County School District 2 6.75%
         12/01/04, Escrowed to Maturity                       A/NR        27,623
         Arapahoe County School District 5:
 250,000  5.25%, 12/15/04, Optional 12/15/03 @ 100.00       Aa2/AA       256,528
 250,000  5.50%, 12/15/06                                   Aa2/AA       261,513
 250,000 Arapahoe County School District 6, 5.50%,
         12/01/06                                            Aa/AA       261,480
 250,000 Archuleta & Hinsdale Counties Joint School
         District No. 50 JT 5.50%, 12/01/14, Optional
         12/01/06 @ 101.00, MBIA                           Aaa/AAA       249,993
 100,000 Basalt & Rural Fire Protection District, Eagle
         & Pitkin Counties, 5.20%, 12/01/15, Optional
         12/01/06 @ 100.00, AMBAC                          Aaa/AAA        97,108
 150,000 Boulder, Boulder County Library 7.30%,
         10/01/08, Prerefunded 10/01/98 @ 100.00           Aaa/AAA       156,227
 500,000 Boulder, Boulder County Parks 5.125%,
         12/15/09, Optional 12/15/06 @ 100.00               Aa1/AA       499,300
 250,000 Boulder & Gilpin Counties Valley School
         District Re-2, 5.55%, 12/01/03                     A1/AAA       261,218
         Boulder, Larimer, & Weld Counties, St. Vrain
         Valley School District Re-1J:
 100,000  5.50%, 12/15/04, Optional 12/15/02
          @ 101.00, MBIA                                   Aaa/AAA       103,989
175,000   5.80%, 12/15/07, Optional  12/15/02
          @ 101.00, MBIA                                   Aaa/AAA       183,549
 100,000  6.00%, 12/15/10, Optional  12/15/02
          @ 101.00, MBIA                                   Aaa/AAA       104,410
 205,000 Brighton, Adams County 6.625%, 12/01/11,
         Prerefunded 12/01/01 @ 101.00, MBIA               Aaa/AAA       223,643
 100,000 Carbondale & Rural Fire Protection
         District, Garfield, Gunnison, & Pitkin
         Counties, 5.20%, 12/01/10, Optional
         12/01/04 @ 101.00, AMBAC                          Aaa/AAA        99,615
 150,000 Chaffee County School District R-31,
          5.10%, 12/01/09, Optional 12/01/06
          @ 100.00, FSA                                    Aaa/AAA       149,451

$125,000 Colorado Springs, El Paso County 6.60%,
         09/01/00, Prerefunded 09/01/99 @ 100.00            NR/AAA      $131,100
 250,000 Clear Creek County School District Re-1,
          5.40%, 12/01/11, Optional 12/01/05
          @ 100.00, MBIA                                   Aaa/AAA       251,590
         Douglas & Elbert Counties
         School District Re-1:
 250,000  5.75%, 12/15/05, Optional  12/15/01
          @ 101.00, FGIC                                   Aaa/AAA       260,938
 250,000  6.15%, 12/15/08, Optional  12/15/04
          @ 101.00, MBIA                                   Aaa/AAA       268,942
         Eagle, Garfield & Routt Counties School
         District Re 50J:
 125,000  6.60%, 12/01/99, Prerefunded 12/01/98,
          @ 100.00, FGIC                                   Aaa/AAA       129,515
  85,000  5.60%, 12/01/01, FGIC                            Aaa/AAA        88,666
 200,000  5.75%, 12/01/03, Optional  12/01/02
          @ 100.00, FGIC                                   Aaa/AAA       209,684
 125,000 El Paso County School District 3, 6.20%,
         12/15/00, Optional 12/15/98 @ 101.00,
         MBIA                                              Aaa/AAA       129,429
  80,000 El Paso County School District 12 ,
         5.90%, 9/15/04                                     Aa1/NR        85,404
 500,000 El Paso County School District 11 5.50%,
         12/01/14, Optional 12/01/07 @ 103.00               Aa/AA-       500,000
 125,000 El Paso County School District 49 6.75%,
         12/01/04, Optional 12/01/00
         @ 100.00, MBIA                                    Aaa/AAA       133,520
 200,000 Fort Collins, Larimer County 5.55%,
         12/01/03, Optional 12/01/02 @ 101.00                Aa/AA       208,520
 125,000 Fruita, Mesa County, 6.40%, 10/01/00,
         Optional 10/01/97 @ 100.00, AMBAC                 Aaa/AAA       126,139
 250,000 Garfield, Pitkin & Eagle Counties Roaring
         Fork School District Re-1, 6.60%, 12/15/14,
         Prerefunded 06/15/04 @ 101.00, MBIA               Aaa/AAA       278,403
 625,000 Goldsmith Metropolitan District Arapahoe
         & Denver Counties, 6.50%, 12/01/03,
         Optional 12/01/99 @ 101.00, MBIA                  Aaa/AAA       661,850
         Jefferson County School District R-1:
 100,000  5.10%, 12/15/99, AMBAC                           Aaa/AAA       102,025
 100,000  5.75%, 12/15/03, Optional 12/15/02 @
          101.00, AMBAC                                    Aaa/AAA       105,622
 500,000  5.90%, 12/15/04, Optional 12/15/02 @
          101.00, AMBAC                                    Aaa/AAA       529,565
 250,000 La Plata County School District 9-R, 5.25%,
         11/01/05, MBIA                                    Aaa/AAA       256,313
 125,000 Larimer County Poudre School District R-1,
         7.00%, 12/15/08, Prerefunded 12/15/01
         @ 101.00                                            NR/NR       137,805
$500,000 Larimer, Weld, & Boulder Counties
         Thompson School District R2-J 5.40%,
         12/15/13, Optional 6/15/07 @ 101.00, FGIC         Aaa/AAA       499,335
 100,000 Longmont, Boulder County 5.15%,
         09/01/99, MBIA                                    Aaa/AAA       101,718
 500,000 Mesa County Valley School District 51,
         5.40%, 12/01/12, Optional 12/01/06
         @ 101.00, MBIA                                    Aaa/AAA       501,510
 105,000 Morgan County School District Re-3 6.45%,
         12/01/98, Escrowed to Maturity                       A/NR       108,519
 250,000 Northglenn, Adams County Water
         5.50%, 12/01/06, Optional 12/01/04
         @ 101.00,  FSA                                    Aaa/AAA       261,223
 100,000 Otero County, East Otero School District
         R-1 5.05%, 12/15/09, Optional 12/15/05
         @ 100.00, FSA                                     Aaa/AAA        99,172
 100,000 Pitkin County School District Re-1, 5.50%,
         11/15/00, AMBAC                                   Aaa/AAA       103,109
 125,000 Poudre Valley Hospital District, Larimer
         County 6.80%, 11/15/02, Prerefunded
         11/15/98 @ 101.00                                  NR/AAA       130,924
         Pueblo, Pueblo County Limited Tax:
 200,000  5.80%, 06/01/11, Optional 06/01/06 @
          100.00, MBIA                                     Aaa/AAA       206,306
 250,000  6.00%, 06/01/16, Optional  06/01/06 @
          100.00, MBIA                                     Aaa/AAA       259,860
 150,000 Rio Grande County School District C-8,
         5.35%, 11/15/11, Optional 11/15/05
         @ 100, FSA                                        Aaa/AAA       149,877
  75,000 Routt County School District Re-2, 5.00%,
         12/01/05, Optional 12/01/03 @ 100.00, FGIC        Aaa/AAA        75,247
 250,000 San Miguel County School District R-1,
         5.50%, 12/01/12, Optional 12/01/05 @
         101.00, MBIA                                      Aaa/AAA       251,285
         Thornton, Adams County Water:
  25,000  7.40%, 12/01/98, FGIC                            Aaa/AAA        26,191
 125,000  5.75%, 12/01/04, Optional 12/01/02
          @ 101.00, FGIC                                   Aaa/AAA       131,708
 250,000  6.00%, 12/01/05, Optional 12/01/02
          @ 101.00, FGIC                                   Aaa/AAA       265,785
 135,000 Three Lakes Water & Sanitation District,
         Grand County Limited Tax, 6.00%, 06/01/00
         Optional 06/01/97 @ 101.00, MBIA                  Aaa/AAA       137,892

Face Amount                                         Moody's/S&P   Market Value*
-----------                                         -----------   -------------
         Weld County School District 6:
$250,000 5.50%, 12/01/06                                    Aa/AA-   $261,480
 250,000 5.20%, 12/01/10, Optional  12/01/07
         @ 101.00                                           Aa/AA-    248,898
 150,000 Weld County School District, Re-4, 5.30%,
         12/01/10, Optional 12/01/05 @ 100.00, MBIA        Aaa/AAA    150,510
 100,000 Willows Water District,
         Arapahoe County, 6.40%, 12/01/98,
         Optional 06/01/97 @ 100.00, MBIA                  Aaa/AAA    100,197
 100,000 Woodland Park, Teller County, 6.30%,
         07/01/08, Optional 07/01/00 @ 101.00, FGIC        Aaa/AAA    105,526
 125,000 Woodmoor Water & Sanitation District 1
         El Paso County, 6.20%, 12/01/00, Optional
         06/01/97 @ 100.00 MBIA                            Aaa/AAA    125,008
                                                                   ----------

    TOTAL GENERAL OBLIGATION BONDS
      (Cost $12,977,801)                                           13,239,820
                                                                   ----------

    REVENUE BONDS    30.21%
--------------------------------------------------------------------------------
         EDUCATION  2.16%
--------------------------------------------------------------------------------
100,000  State of Colorado Department of Higher
         Education by State Board for Community
         Colleges & Occupational Education, 5.20%,
         11/01/03, Optional 11/01/02 @ 100.00,
         AMBAC                                             Aaa/AAA    101,933
100,000  University of Colorado Board of Regents
         Auxiliary Facilities, 6.50%, 06/01/01,
         Prerefunded 06/01/00 @ 101.00                       A1/NR    106,347
250,000  University of Northern Colorado Board of
         Trustees, Auxiliary Facilities System
         Improvement 5.00%, 06/01/03, MBIA                 Aaa/AAA    252,710
                                                                   ----------
                                                                      460,990
                                                                   ----------

         PUBLIC FACILITIES  1.01%
--------------------------------------------------------------------------------
200,000  Denver Metropolitan Major League
         Baseball Stadium District Sales Tax,
         6.25%, 10/01/02, Prerefunded 10/01/01
         @ 101.00, FGIC                                    Aaa/AAA    214,710
                                                                   ----------

         SPECIAL TAX  10.67%
--------------------------------------------------------------------------------
500,000  Boulder County Sales & Use Tax, 5.75%,
         12/15/04, FGIC                                    Aaa/AAA    530,070

Face Amount                                         Moody's/S&P   Market Value*
-----------                                         -----------   -------------
$250,000 Boulder Urban Renewal Authority Tax
         Increment, 6.00% 03/01/02, Optional
         03/01/00 @ 101.00, MBIA                           Aaa/AAA   $260,940
250,000  Breckenridge, Summit County Excise Tax,
         5.20% 12/01/01, Optional 12/01/00
         @ 101.00, MBIA                                    Aaa/AAA    256,753
200,000  Castle Rock, Douglas County Sales &
         Use Tax 5.25%, 06/01/06, FSA                      Aaa/AAA    205,192
100,000  Commerce City, Adams County Sales &
         Use Tax, 5.375%, 08/01/07, Optional
         08/01/03 @ 101.00, MBIA                           Aaa/AAA    102,888
250,000  Douglas County Sales & Use Tax, 5.25%,
         10/15/07, Optional 10/15/06 @ 100.00,
         MBIA                                              Aaa/AAA    255,368
500,000  Fort Collins, Larimer County Sales &
         Use Tax, 4.90% 06/01/01, FGIC                     Aaa/AAA    505,610
150,000  Lafayette,  Boulder County, Sales &
         Use Tax, 6.40%, 11/15/04, Prerefunded
         11/15/01 @ 100.00, AMBAC                          Aaa/AAA    161,519
                                                                   ----------
                                                                    2,278,340
                                                                   ----------

         TRANSPORTATION  1.64%
--------------------------------------------------------------------------------
250,000  Colorado Springs, El Paso County Airport
         System 5.10%, 01/01/10, Optional 01/01/06
         @ 101.00, MBIA                                    Aaa/AAA   246,793
100,000  Regional Transportation District RTD
         Sales Tax 7.00%, 11/01/98, FGIC                   Aaa/AAA   104,100
                                                                   ----------
                                                                     350,893

         UTILITY  14.73%
--------------------------------------------------------------------------------
75,000   Boulder, Boulder County Water & Sewer
         5.75%, 12/01/06, Optional 12/01/02
         @ 100.00                                            Aa/AA     77,932
500,000  5.50%, 12/01/11, Optional 12/01/06
         @ 100.00                                            Aa/AA    507,015
250,000  Central Weld County Water District, 5.25%,
         12/01/05, Optional 12/01/03 @ 100.00, MBIA        Aaa/AAA    255,660
         Colorado Springs, El Paso County Utilities
         Systems:
100,000  6.40%, 11/15/02, Optional 11/15/01 @ 102.00         Aa/AA    108,348
250,000  5.75%, 11/15/10, Optional  11/15/06 @ 100           Aa/AA    259,218

Face Amount                                         Moody's/S&P   Market Value*
-----------                                         -----------   -------------
$250,000 Fort Collins, Larimer County Wastewater
         Utility Enterprise Sewer, 5.375%, 12/01/09,
         Optional 12/01/05 @ 100.00, FGIC                  Aaa/AAA   $252,633
100,000  Lafayette, Boulder County
         Sewer, 4.95%, 09/01/05, FGIC                      Aaa/AAA    100,734
         Municipal Subdistrict, Northern Colorado
         Water Conservancy District:
500,000  5.85%, 12/01/02, AMBAC                            Aaa/AAA    529,585
70,000   6.00%, 12/01/15, Optional any time @ 100.00         A1/A+     70,110
         Platte River Power Authority:
100,000  5.75%, 06/01/04 Optional 06/01/02 @ 102             Aa/A+    105,290
400,000  5.75%, 06/01/04, MBIA                             Aaa/AAA    421,404
         Ute Water Conservancy District, Mesa
         County:
50,000   7.60%, 06/15/01, Prerefunded
         06/15/97 @ 100.00                                 Aaa/AAA     50,079
300,000  4.80%, 6/15/02, MBIA                              Aaa/AAA    300,792
100,000  Westminster, Adams County Water &
         Wastewater Utility Enterprise 6.25%,
         12/01/14, Optional 12/01/04 @ 100.00, AMBAC                  106,009
                                                                   ----------
                                                                    3,144,809
                                                                   ----------

TOTAL REVENUE BONDS
 (Cost $6,311,809)                                                  6,449,742
                                                                   ----------

Shares
      MUTUAL FUNDS  1.97%
--------------------------------------------------------------------------------
419,918  Provident Institutional
         Municipal Money Market Fund                                  421,044
                                                                   ----------

TOTAL MUTUAL FUNDS
 (Cost $421,044)                                                      421,044
                                                                   ----------

TOTAL INVESTMENTS
 (Cost $20,770,060)                                   99.23%      $21,182,715
 Other Assets in Excess of Liabilities                 0.77%          164,944
                                                     ------------------------
NET ASSETS                                           100.00%      $21,347,659
                                                     ------------------------
                                                     ------------------------

*See Note 1 of Notes to Financial Statements.
**Unaudited.


STATEMENT OF OPERATIONS      WESTCORE FUNDS ANNUAL REPORT                   MAY 30, 1997
----------------------------------------------------------------------------------------


                                              Westcore       Westcore      Westcore       Westcore
                                                MIDCO          Blue       Small-Cap        Growth
                                               Growth          Chip      Opportunity     and Income
                                                Fund           Fund          Fund           Fund
                                            ----------     ----------    -----------     ----------
INVESTMENT INCOME
Dividends                                   $1,347,931     $1,251,761       $335,661       $323,246
Interest                                     1,211,985         94,982        102,937        100,980
----------------------------------------------------------------------------------------------------
Total Income                                 2,559,916      1,346,743        438,598        424,226
----------------------------------------------------------------------------------------------------

EXPENSES
Investment advisory fee                      3,834,365        402,063        311,530        145,076
Administrative fee                           1,769,707        185,539         93,440         66,958
Transfer agency                                410,189         50,717         27,789         59,939
Fund accounting                                177,787         26,107         31,502         31,259
Legal                                          202,740         19,890         13,378          5,484
Printing                                       109,059         11,004          4,073          4,205
Registration                                    75,967         16,590         12,578         16,894
Audit                                           21,535         10,265          7,040         10,014
Custodian                                       62,738         11,901          6,699          5,803
Amortization of organization costs                   0              0         17,665              0
Insurance                                       41,042          4,188          1,439          1,627
Trustee fee                                     57,651          6,098          2,762          2,368
Other                                                0          3,456              0              0
----------------------------------------------------------------------------------------------------
Total Expenses                               6,762,780        747,818        529,895        349,627
Expenses waived by:
    Investment advisor                               0        (26,418)      (114,504)       (82,796)
    Custodian                                  (44,673)        (8,072)        (3,722)        (3,097)
    Administrator                                    0         (2,179)        (6,753)        (6,818)
----------------------------------------------------------------------------------------------------
Net Expenses                                 6,718,107        711,149        404,916        256,916
----------------------------------------------------------------------------------------------------

NET INVESTMENT INCOME
    (LOSS)                                  (4,158,191)       635,594         33,682        167,310
----------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) from investment
    transactions                            86,766,854      9,990,055      4,083,766      2,659,580

Unrealized appreciation (depreciation)
    of investments:
    Beginning of period                    224,240,350     16,896,111      5,147,444      5,137,283
    End of period                          171,123,027     19,775,761      6,366,962      6,214,031
----------------------------------------------------------------------------------------------------
Net change in unrealized
    appreciation (depreciation)            (53,117,323)     2,879,650      1,219,518      1,076,748
----------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED
GAIN ON INVESTMENTS                         33,649,531     12,869,705      5,303,284      3,736,328
----------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS                  $29,491,340    $13,505,299     $5,336,966     $3,903,638
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


                                            Westcore         Westcore      Westcore
                                         Intermediate-      Long-Term      Colorado
                                           Term Bond           Bond       Tax-Exempt
                                              Fund             Fund          Fund
                                         -------------      ---------     ----------
INVESTMENT INCOME
Dividends                                           $0             $0             $0
Interest                                     4,862,184      1,706,068        935,398
-------------------------------------------------------------------------------------
Total Income                                 4,862,184      1,706,068        935,398
-------------------------------------------------------------------------------------
EXPENSES
Investment advisory fee                        328,181        104,809         89,049
Administrative fee                             218,788         69,779         53,392
Transfer agency                                 39,002         15,897          7,560
Fund accounting                                 35,116         33,143         40,755
Legal                                           21,010          5,588          8,784
Printing                                        13,254          4,206          2,308
Registration                                    16,599         14,868          1,167
Audit                                           13,649          9,134          6,837
Custodian                                       13,400          4,917          3,593
Amortization of organization costs                   0              0              0
Insurance                                        5,432          1,647            857
Trustee fee                                      7,611          2,690          1,716
Other                                                0            763            240
-------------------------------------------------------------------------------------
Total Expenses                                 712,042        267,441        216,258
Expenses waived by:
    Investment advisor                         (74,356)       (39,100)       (89,049)
    Custodian                                   (9,822)        (3,233)        (2,171)
    Administrator                               (7,950)        (4,181)       (36,072)
-------------------------------------------------------------------------------------
Net Expenses                                   619,914        220,927         88,966
-------------------------------------------------------------------------------------

NET INVESTMENT INCOME
    (LOSS)                                   4,242,270      1,485,141        846,432
-------------------------------------------------------------------------------------

REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) from investment
    transactions                                18,937        250,648        (21,758)

Unrealized appreciation (depreciation)
    of investments:
    Beginning of period                       (930,828)       127,456        155,686
    End of period                              189,705        549,662        412,655
-------------------------------------------------------------------------------------
Net change in unrealized
    appreciation (depreciation)              1,120,533        422,206        256,969
-------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED
GAIN ON INVESTMENTS                          1,139,470        672,854        235,211
-------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS                   $5,381,740     $2,157,995     $1,081,643
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------



STATEMENT OF CHANGES IN NET ASSETS                      WESTCORE FUNDS ANNUAL REPORT                        MAY 30, 1997
------------------------------------------------------------------------------------------------------------------------

                                                                                           WESTCORE MIDCO GROWTH FUND
                                                                                         -------------------------------
                                                                                                 For the Year Ended
                                                                                         -------------------------------
FROM INVESTMENT ACTIVITIES                                                                May 30, 1997      May 31, 1996
                                                                                         --------------    -------------
Net investment loss                                                                      $(4,158,191)       $(2,264,013)
Net realized gain on investments                                                          86,766,854         53,405,690
Net unrealized (depreciation) appreciation                                               (53,117,323)       126,272,343
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                                      29,491,340        177,414,020
------------------------------------------------------------------------------------------------------------------------
Distributions to shareholders from net realized gain on investments
    Institutional class                                                                  (80,255,692)       (19,218,923)
    Retail class                                                                                   0                  0
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from investment activities                                  (50,764,352)       158,195,097
------------------------------------------------------------------------------------------------------------------------
FROM BENEFICIAL INTEREST TRANSACTIONS
Net (decrease) increase in net assets derived from institutional class beneficial
 interest transactions - Note 2                                                          (15,717,694)       101,245,432
Net decrease in net assets derived from retail class beneficial interest
 transactions - Note 2                                                                             0        (30,387,017)
NET (DECREASE) INCREASE IN NET ASSETS                                                    (66,482,046)       229,053,512

NET ASSETS:
Beginning of period                                                                      656,489,726        427,436,214
------------------------------------------------------------------------------------------------------------------------
End of period (including overdistributed net investment income of ($7,288,835)
 and ($3,130,644), respectively)                                                        $590,007,680       $656,489,726
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


                                                                                             WESTCORE BLUE CHIP FUND
                                                                                         -------------------------------
                                                                                                For the Year Ended
                                                                                         -------------------------------
FROM INVESTMENT ACTIVITIES                                                                May 30, 1997      May 31, 1996
                                                                                         ---------------  --------------
Net investment income                                                                       $635,594           $934,337
Net realized gain on investments                                                           9,990,055          8,541,198
Net unrealized appreciation                                                                2,879,650          6,772,530
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                                      13,505,299         16,248,065
------------------------------------------------------------------------------------------------------------------------
Dividends to shareholders from net investment income                                        (783,962)          (976,769)
Distributions to shareholders from net realized gain on investments                       (9,187,213)        (4,826,591)
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from investment activities                                    3,534,124         10,444,705
------------------------------------------------------------------------------------------------------------------------
FROM BENEFICIAL INTEREST TRANSACTIONS
Shares sold                                                                               20,944,535         17,435,317
Shares issued in reinvestment of dividends                                                 8,612,339          5,209,936
------------------------------------------------------------------------------------------------------------------------
                                                                                          29,556,874         22,645,253
Shares redeemed                                                                          (34,926,271)       (17,349,667)
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from beneficial interest transactions                        (5,369,397)         5,295,586
------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN NET ASSETS                                                     (1,835,273)        15,740,291

NET ASSETS:
Beginning of period                                                                       68,285,572         52,545,281
------------------------------------------------------------------------------------------------------------------------
End of period (including undistributed net investment income of $36,046
 and $184,414, respectively)                                                             $66,450,299        $68,285,572
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

see notes to financial statements


                                                                                      WESTCORE SMALL-CAP OPPORTUNITY FUND
                                                                                      -----------------------------------
                                                                                              For the Year Ended
                                                                                      -----------------------------------
FROM INVESTMENT ACTIVITIES                                                              May 30, 1997       May 31, 1996
                                                                                      -----------------   ---------------
Net investment income                                                                        $33,682            $40,704
Net realized gain on investments                                                           4,083,766          1,021,344
Net unrealized appreciation                                                                1,219,518          4,453,584
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                                       5,336,966          5,515,632
------------------------------------------------------------------------------------------------------------------------
Dividends to shareholders from net investment income
    Institutional class                                                                      (25,495)           (48,100)
    Retail class                                                                                   0               (895)
Distributions to shareholders from net realized gain on investments
    Institutional class                                                                   (1,366,828)          (421,504)
    Retail class                                                                                   0                  0
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from investment activities                                    3,944,643          5,045,133
------------------------------------------------------------------------------------------------------------------------
FROM BENEFICIAL INTEREST TRANSACTIONS
Net increase in net assets derived from institutional class beneficial interest
 transactions - Note 2                                                                     8,066,018          9,334,752
Net decrease in net assets derived from retail class beneficial interest
 transactions - Note 2                                                                             0         (1,065,766)


NET INCREASE IN NET ASSETS                                                                12,010,661         13,314,119

NET ASSETS:
Beginning of period                                                                       23,951,012         10,636,893
------------------------------------------------------------------------------------------------------------------------
End of period (including undistributed net investment income of $8,665
 and $478, respectively)                                                                 $35,961,673        $23,951,012
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

                                                                                         WESTCORE GROWTH AND INCOME FUND
                                                                                         -------------------------------
                                                                                                For the Year Ended
                                                                                         -------------------------------
FROM INVESTMENT ACTIVITIES                                                                 May 30, 1997    May 31, 1996
                                                                                         ----------------  -------------
Net investment income                                                                       $167,310           $370,186
Net realized gain on investments                                                           2,659,580          3,440,453
Net unrealized appreciation                                                                1,076,748          2,696,285
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                                       3,903,638          6,506,924
------------------------------------------------------------------------------------------------------------------------
Dividends to shareholders from net investment income
    Institutional class                                                                     (202,251)          (518,985)
    Retail class                                                                                   0            (21,581)
Distributions to shareholders from net realized gain on investments
    Institutional class                                                                   (2,273,847)        (1,458,171)
    Retail class                                                                                   0                  0
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from investment activities                                    1,427,540          4,508,187
------------------------------------------------------------------------------------------------------------------------
FROM BENEFICIAL INTEREST TRANSACTIONS
Net decrease in net assets derived from institutional class beneficial interest
 transactions - Note 2                                                                    (6,090,046)        (5,892,042)
Net decrease in net assets derived from retail class beneficial interest
 transactions - Note 2                                                                             0         (4,128,687)

NET DECREASE IN NET ASSETS                                                                (4,662,506)        (5,512,542)

NET ASSETS:
Beginning of period                                                                       25,387,403         30,899,945
------------------------------------------------------------------------------------------------------------------------
End of period (including overdistributed net investment income of ($178,897)
 and ($143,956), respectively)                                                           $20,724,897        $25,387,403
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

see notes to financial statements


                                                                                      WESTCORE INTERMEDIATE-TERM BOND FUND
                                                                                      ------------------------------------
                                                                                                For the Year Ended
                                                                                      ------------------------------------
FROM INVESTMENT ACTIVITIES                                                              May 30, 1997       May 31, 1996
                                                                                      -----------------  -----------------
Net investment income                                                                     $4,242,270         $5,255,183
Net realized gain on investments                                                              18,937            849,471
Net unrealized appreciation (depreciation)                                                 1,120,533         (2,091,659)
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                                       5,381,740          4,012,995
------------------------------------------------------------------------------------------------------------------------
Dividends to shareholders from net investment income
    Institutional class                                                                   (4,283,756)        (5,220,333)
    Retail class                                                                                   0            (52,026)
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from investment activities                                    1,097,984         (1,259,364)
------------------------------------------------------------------------------------------------------------------------
FROM BENEFICIAL INTEREST TRANSACTIONS
Net decrease in net assets derived from institutional class beneficial interest
 transactions - Note 2                                                                   (20,968,081)       (13,314,494)
Net decrease in net assets derived from retail class beneficial interest
 transactions - Note 2                                                                             0         (2,577,091)

NET DECREASE IN NET ASSETS                                                               (19,870,097)       (17,150,949)

NET ASSETS:
Beginning of period                                                                       83,038,636        100,189,585
------------------------------------------------------------------------------------------------------------------------
End of period (including undistributed net investment income of $43,794
 and $85,280, respectively)                                                              $63,168,539        $83,038,636
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

                                                                                          WESTCORE LONG-TERM BOND FUND
                                                                                      ------------------------------------
                                                                                               For the Year Ended
                                                                                      ------------------------------------
FROM INVESTMENT ACTIVITIES                                                              May 30, 1997       May 31, 1996
                                                                                      -----------------  -----------------
Net investment income                                                                     $1,485,141         $1,824,654
Net realized gain on investments                                                             250,648            810,714
Net unrealized appreciation  (depreciation)                                                  422,206         (1,392,287)
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                                       2,157,995          1,243,081
------------------------------------------------------------------------------------------------------------------------

Dividends to shareholders from net investment income                                      (1,495,971)        (1,851,721)
Distributions to shareholders from net realized gain on investments                         (397,663)                 0
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from investment activities                                      264,361           (608,640)
------------------------------------------------------------------------------------------------------------------------

FROM BENEFICIAL INTEREST TRANSACTIONS
Shares sold                                                                                3,753,882          6,252,499
Shares issued in reinvestment of dividends                                                 1,747,726          1,672,703
------------------------------------------------------------------------------------------------------------------------
                                                                                           5,501,608          7,925,202
Shares redeemed                                                                          (10,675,976)       (15,686,515)
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from beneficial interest transactions                        (5,174,368)        (7,761,313)
------------------------------------------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS                                                                (4,910,007)        (8,369,953)

NET ASSETS:
Beginning of period                                                                       25,070,259         33,440,212
------------------------------------------------------------------------------------------------------------------------
End of period (including undistributed net investment income of $18,521
 and $29,351, respectively)                                                              $20,160,252        $25,070,259
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

see notes to financial statements


                                                                                        WESTCORE COLORADO TAX-EXEMPT FUND
                                                                                      ------------------------------------
                                                                                               For the Year Ended
                                                                                      ------------------------------------
FROM INVESTMENT ACTIVITIES                                                              May 30, 1997       May 31, 1996
                                                                                      -----------------  -----------------
Net investment income                                                                       $846,432           $553,534
Net realized loss on investments                                                             (21,758)            (7,226)
Net unrealized appreciation (depreciation)                                                   256,969           (139,747)
------------------------------------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                                       1,081,643            406,561
------------------------------------------------------------------------------------------------------------------------
Dividends to shareholders from net investment income                                        (842,088)          (540,156)
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from investment activities                                      239,555           (133,595)
------------------------------------------------------------------------------------------------------------------------

FROM BENEFICIAL INTEREST TRANSACTIONS
Shares sold                                                                                8,514,677          3,597,527
Shares issued in reinvestment of dividends                                                   613,448            347,227
------------------------------------------------------------------------------------------------------------------------
                                                                                           9,128,125          3,944,754
Shares redeemed                                                                           (1,941,761)          (681,115)
------------------------------------------------------------------------------------------------------------------------
Change in net assets derived from beneficial interest transactions                         7,186,364          3,263,639
------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN NET ASSETS                                                                 7,425,919          3,130,044

NET ASSETS:
Beginning of period                                                                       13,921,740         10,791,696
------------------------------------------------------------------------------------------------------------------------
End of period (including undistributed net investment income of $16,069 and
 $11,725, respectively)                                                                  $21,347,659        $13,921,740
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


see notes to financial statements

FINANCIAL HIGHLIGHTS          WESTCORE FUNDS ANNUAL REPORT          MAY 30, 1997
--------------------------------------------------------------------------------


Selected data for a share of beneficial interest                     WESTCORE MIDCO GROWTH FUND
outstanding throughout the periods indicated:       -------------------------------------------------------------------------------
                                                                      Institutional Shares                      Retail Shares
                                                    --------------------------------------------------  ---------------------------
                                                       For the                   For the                           For the
                                                    Period Ended              Period Ended                      Period Ended
                                                       May 30,                    May 31,                           May 31
                                                    ------------ -------------------------------------  ---------------------------
                                                        1997      1996      1995      1994      1993    1996**      1995     1994*
                                                    ------------ --------  --------  --------  -------  --------   --------  ------

Net asset value - beginning of period                 $22.90    $17.12    $16.09    $15.79    $14.38    $17.10    $16.10     $17.33
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS
Net investment income (loss)                           (0.15)    (0.08)     0.00      0.00      0.04     (0.01)    (0.03)     (0.01)
Net realized and unrealized gain (loss) on investments  1.19      6.58      1.56      1.34      2.48      3.12      1.56      (0.19)
-----------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from investment operations          1.04      6.50      1.56      1.34      2.52      3.11      1.53      (0.20)
-----------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS TO SHAREHOLDERS
Distributions from net realized gain on investments    (3.02)    (0.72)    (0.53)    (1.03)    (1.11)    (0.00)    (0.53)     (1.02)
Return of Capital                                      (0.00)    (0.00)    (0.00)    (0.01)    (0.00)    (0.00)    (0.00)     (0.01)
-----------------------------------------------------------------------------------------------------------------------------------
Total distributions and return of
 capital to shareholders                               (3.02)    (0.72)    (0.53)    (1.04)    (1.11)    (0.00)    (0.53)     (1.03)

Net asset value - end of period                       $20.92    $22.90    $17.12    $16.09    $15.79    $20.21    $17.10     $16.10
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Total return                                            5.27%    38.62%    10.05%     8.37%    18.04%    18.19%     9.78% (1.88%)(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

RATIOS/SUPPLEMENTAL DATA:

Net assets, end of period (000)                     $590,008  $656,490  $401,760  $335,453  $231,595   $30,827   $25,677    $16,309
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets                1.14%     1.08%     0.94%     0.84%     0.83%   1.16%(3)    1.19%    1.10%(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (loss)
 to average net assets                                (0.70%)   (0.42%)   (0.03%)   (0.09%)    0.04% (0.24%)(3)   (0.28%) (0.37%)(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Ratio of expenses to average net assets
 without fee waivers                                   1.14%     1.10%     0.96%     0.87%     0.85%   1.17%(3)    1.21%    1.13%(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (loss)
 to average net assets without fee waivers            (0.71%)   (0.44%)   (0.05%)   (0.12%)    0.02% (0.26%)(3)   (0.30%) (0.40%)(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate (1)                           60.78%    62.83%    50.19%    52.05%    56.23%    62.83%     50.19     52.05%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Average commission rate (2)                           $.0466         -         -         -         -         -         -          -
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997 were $347,732,853 and $434,312,060, respectively.
(2) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
(3) Annualized.
*For the period October 11, 1993 (inception of offering) to May 31, 1994.
** For the period June 1, 1995 to September 29, 1995.

Selected data for a share of beneficial interest outstanding throughout the periods indicated:


                                                                                          WESTCORE BLUE CHIP FUND
                                                    ---------------------------------------------------------------
                                                     For the Year Ended               For the Year Ended
                                                           May 30,                          May 31,
                                                    ---------------------  ----------------------------------------

                                                        1997                1996      1995      1994      1993
                                                    ---------------------  --------  --------  --------  ----------
Net asset value - beginning of period                 $17.41              $14.70    $12.70    $13.87    $13.35
-------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS

Net investment income                                   0.19               0.25       0.23      0.40      0.34

Net realized and unrealized gain on investments         3.65               4.03       2.12      0.04      1.13
-------------------------------------------------------------------------------------------------------------------
Total income from investment operations                 3.84               4.28       2.35      0.44      1.47
-------------------------------------------------------------------------------------------------------------------

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

Dividends from net investment income                   (0.22)              (0.27)    (0.16)    (0.43)    (0.21)

Distributions from net realized gain on investments    (2.88)              (1.30)    (0.19)    (1.18)    (0.74)
-------------------------------------------------------------------------------------------------------------------
Total dividends and distributions to shareholders      (3.10)              (1.57)    (0.35)    (1.61)    (0.95)
-------------------------------------------------------------------------------------------------------------------
Net asset value - end of period                       $18.15              $17.41    $14.70    $12.70    $13.87
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Total return                                           24.28%              30.48%    19.03%     3.12%    11.62%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:

Net assets, end of period (000)                      $66,450             $68,286   $52,545   $36,674   $28,176
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets                 1.15%               1.10%     1.01%     1.06%     0.99%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Ratio of net investment income to
 average net assets                                     1.02%               1.52%     1.78%     2.30%     2.37%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net
 assets without fee waivers                             1.21%               1.25%     1.06%     1.09%     1.02%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Ratio of net investment income to
 average net assets without fee waivers                 0.97%               1.38%     1.73%     2.27%     2.34%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Portfolio turnover rate (1)                            43.47%              65.11%    61.72%    41.32%    85.53%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Average commission rate (2)                            $.0498                   -         -         -         -
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997 were $26,079,205 and $39,904,808, respectively.
(2) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.


Selected data for a share of beneficial interest                    WESTCORE SMALL-CAP OPPORTUNITY FUND
outstanding throughout the periods indicated:       ------------------------------------------------------------------------
                                                                      Institutional Shares                 Retail Shares
                                                    ---------------------------------------------------  -------------------
                                                       For the                   For the                      For the
                                                    Period Ended              Period Ended                 Period Ended
                                                       May 30,                    May 31,                      May 31
                                                    ------------ ----------------------------  -------------------------------
                                                        1997      1996      1995      1994    1996**      1995     1994*
                                                    ------------ --------  --------  --------  --------  --------  -----------
Net asset value - beginning of period                 $21.35    $15.95    $14.97    $15.00    $15.95    $14.96    $15.00
------------------------------------------------------------------------------------------------------------------------------

INCOME FROM INVESTMENT OPERATIONS

Net investment income                                   0.03      0.04      0.09      0.05      0.01      0.06      0.03

Net realized and unrealized gain (loss) on investments  3.37      5.86      1.11     (0.05)     2.25      1.11     (0.04)
------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from investment operations          3.40      5.90      1.20      0.00      2.26      1.17     (0.01)
------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

Dividends from net investment income                   (0.02)    (0.06)    (0.10)    (0.03)    (0.02)    (0.06)    (0.03)

Distributions from net realized gain on investments    (0.86)    (0.44)    (0.12)     0.00      0.00     (0.12)     0.00
------------------------------------------------------------------------------------------------------------------------------

Total dividends and distributions to shareholders      (0.88)    (0.50)    (0.22)    (0.03)    (0.02)    (0.18)    (0.03)
------------------------------------------------------------------------------------------------------------------------------

Net asset value - end of period                       $23.87    $21.35    $15.95    $14.97    $18.19    $15.95    $14.96
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Total return                                           16.28%    37.49%     8.15%    (0.07%) (3)14.14%    7.96%    (0.22%)(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

RATIOS/SUPPLEMENTAL DATA:
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period (000)                       $35,962   $23,951    $9,703    $2,159    $1,072      $934      $497
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets                 1.30%     1.30%     1.27%     1.38%(3)  1.48%(3)  1.51%     1.63%(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Ratio of net investment income to average net assets    0.11%     0.24%     0.61%     1.00%(3)  0.16%(3)  0.37%     0.64%(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets
 without fee waivers                                    1.69%     2.20%     2.77%     6.56%(3)  2.53%(3)  3.10%     6.81%(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income to average net assets
 without fee waivers                                   (0.28%)   (0.67%)   (0.89%)  (4.18%)(3) (0.89%)(3)(1.22%)   (4.54%)(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate (1)                            77.73%    47.83%    59.17%    64.31%(3)  47.83%   59.17%    64.31%(3)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Average commission rate (2)                             $.0480       -         -         -         -         -         -
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------



(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997 were $28,693,734 and $22,739,283, respectively.
(2) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
(3) Annualized
* For the period December 28, 1993 (inception of offering) to May 31, 1994.
** For the period June 1, 1995 to September 29, 1995.


Selected data for a share of beneficial interest                    WESTCORE GROWTH AND INCOME FUND
outstanding throughout the periods indicated:       -------------------------------------------------------------------------------
                                                                      Institutional Shares                      Retail Shares
                                                    --------------------------------------------------  ---------------------------
                                                       For the                    For the                           For the
                                                     Year Ended                 Year Ended                        Period Ended
                                                       May 30,                    May 31,                           May 31,
                                                    ------------ -------------------------------------  ---------------------------
                                                       1997      1996      1995      1994      1993    1996**      1995     1994*
                                                    ------------ --------  --------  --------  -------  --------   --------  ------

Net asset value - beginning of period:               $12.32    $10.50    $10.62    $11.51    $10.99    $10.51    $10.63    $11.65
-----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM INVESTMENT OPERATIONS

Net investment income                                  0.07      0.15      0.20      0.51      0.32      0.05      0.19      0.15

Net realized and unrealized gain (loss) on investments 2.19      2.57      0.15    (0.30)      0.68      0.72      0.14     (0.45)
-----------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from investment operations         2.26      2.72      0.35      0.21      1.00      0.77      0.33     (0.30)
-----------------------------------------------------------------------------------------------------------------------------------

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

Dividends from net investment income                 (0.11)    (0.24)    (0.21)    (0.54)    (0.20)    (0.06)    (0.19)     (0.16)

Distributions from net realized gain on investments  (1.44)    (0.66)    (0.26)    (0.56)    (0.28)      0.00    (0.26)     (0.56)
-----------------------------------------------------------------------------------------------------------------------------------

Total dividends and distributions to shareholders    (1.55)    (0.90)    (0.47)    (1.10)    (0.48)    (0.06)    (0.45)     (0.72)
-----------------------------------------------------------------------------------------------------------------------------------

Net asset value - end of period                     $13.03    $12.32    $10.50    $10.62    $11.51    $11.22    $10.51     $10.63
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Total return                                         19.71%    27.25%     3.73%     1.71%     9.41%     7.35%     3.48%  (4.20%)(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

RATIOS/SUPPLEMENTAL DATA:
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period (000)                     $20,725   $25,387   $27,029   $42,644   $35,791    $3,921    $3,871    $4,026
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets               1.15%     1.22%     1.17%     1.03%     0.99%  1.58%(3)     1.41%    1.25%(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of net investment income
 to average net assets                                0.75%     1.34%     2.09%     4.45%     2.75%  1.40%(3)     1.86%    2.12%(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net
 assets without fee waivers                           1.56%     1.51%     1.22%     1.06%     1.03%  1.61%(3)     1.47%    1.27%(3)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



Ratio of net investment income
 to average net assets
 without fee waivers                                  0.33%     1.05%     2.04%     4.42%     2.71%  1.37%(3)     1.80%    2.09 (3)%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Portfolio turnover rate (1)                          39.80%    88.31%    81.14%    53.86%    61.24%    88.31%    81.14%  53.86%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Average commission rate (2)                          $.0491         -         -         -         -         -         -        -
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997 were $8,605,246 and $15,958,644, respectively.
(2) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged.
(3) Annualized
* For the period October 11, 1993 (inception of offering) to May 31, 1994.
** For the period June 1, 1995 to September 29, 1995.


Selected data for a share of beneficial interest                   WESTCORE INTERMEDIATE-TERM BOND FUND
outstanding throughout the periods indicated:       -------------------------------------------------------------------------------
                                                                      Institutional Shares                      Retail Shares
                                                    --------------------------------------------------  ---------------------------
                                                       For the                   For the                           For the
                                                     Year Ended                Year Ended                        Year Ended
                                                       May 30,                    May 31,                           May 31,
                                                    ------------ -------------------------------------  ---------------------------
                                                       1997      1996      1995      1994      1993    1996**      1995     1994*
                                                    ------------ --------  --------  --------  -------  --------   --------  ------

Net asset value - beginning of period               $10.10    $10.27    $10.02    $10.70    $10.14    $10.27    $10.03    $10.97
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS
Net investment income                                 0.60      0.60      0.58      0.55      0.67      0.20      0.56      0.34
Net realized and unrealized gain (loss)
 on investments                                       0.13     (0.17)     0.27     (0.52)     0.53      0.04      0.26     (0.77)
-----------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from investment operations        0.73      0.43      0.85      0.03      1.20      0.24      0.82     (0.43)
-----------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

Dividends from net investment income                 (0.60)    (0.60)    (0.60)    (0.53)    (0.64)    (0.21)    (0.58)    (0.33)
Distributions from net realized gain on investments   0.00      0.00      0.00     (0.18)     0.00      0.00      0.00     (0.18)
-----------------------------------------------------------------------------------------------------------------------------------
Total dividends and distributions to shareholders    (0.60)    (0.60)    (0.60)    (0.71)    (0.64)    (0.21)    (0.58)    (0.51)
-----------------------------------------------------------------------------------------------------------------------------------
Net asset value - end of period                     $10.23    $10.10    $10.27    $10.02    $10.70    $10.30    $10.27    $10.03
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Total return                                          7.43%     4.26%     8.93%     0.10%    12.16%     2.34%     8.53%(6.33%)(2)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

RATIOS/SUPPLEMENTAL DATA:
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period (000)                     $63,169  $83,039    $97,619  $88,965    $99,469   $2,781    $2,571    $1,941
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets               0.85%     0.81%     0.77%     0.68%     0.65%  0.95%(2)     0.99%   0.95%(2)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of net investment income
 to average net assets                                5.81%     5.78%     5.86%     5.03%     6.37%  5.74%(2)     5.64%   4.65%(2)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets
 without fee waivers                                  0.97%     0.92%     0.80%     0.70%     0.67%  0.97%(2)     1.02%   0.97%(2)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Ratio of net investment income
 to average net assets
 without fee waivers                                  5.68%     5.67%     5.83%     5.00%     6.35%  5.72%(2)     5.61%   4.63 (2)%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Portfolio turnover rate (1)                          27.47%    71.97%    60.86%    65.04%    87.17%    71.97%    60.86%  65.04%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997 were $19,161,905 and $39,196,987, respectively.
(2) Annualized
* For the period October 11, 1993 (inception of offering) to May 31, 1994.
** For the period June 1, 1995 to September 29, 1995.


Selected data for a share of beneficial interest                      WESTCORE LONG-TERM BOND FUND
outstanding throughout the periods indicated:       -------------------------------------------------------------
                                                       For the                            For the
                                                     Year Ended                         Year Ended
                                                       May 30,                            May 31,
                                                    ------------         ----------------------------------------
                                                       1997                1996      1995      1994      1993
                                                    ------------         --------  --------  --------  ----------

Net asset value - beginning of period                 $9.59               $9.87     $9.22    $11.25    $10.60
-----------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS

Net investment income                                  0.62               0.61      0.59      0.62      0.77

Net realized and unrealized gain (loss)
 on investments                                        0.26              (0.27)     0.66     (0.51)     0.99
-----------------------------------------------------------------------------------------------------------------
Total income from investment operations                0.88               0.34      1.25      0.11      1.76
-----------------------------------------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

Dividends from net investment income                 (0.63)              (0.62)    (0.60)    (0.62)    (0.78)

Distributions from net realized
 gain on investments                                 (0.17)               0.00      0.00    (1.52)    (0.33)
-----------------------------------------------------------------------------------------------------------------
Total dividends and distributions
 to shareholders                                     (0.80)              (0.62)    (0.60)    (2.14)    (1.11)
-----------------------------------------------------------------------------------------------------------------

Net asset value - end of period                      $9.67               $9.59     $9.87     $9.22    $11.25
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Total return                                          9.40%               3.41%    14.37%     (.25%)   17.40%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

RATIOS/SUPPLEMENTAL DATA:

Net assets, end of period (000)                 $20,160             $25,070   $33,440   $26,962   $26,281
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets               0.95%               0.90%     0.94%     0.89%     0.77%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Ratio of net investment income
 to average net assets                                6.37%               6.07%     6.54%     5.74%     6.63%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net
 assets without fee waivers                           1.15%               1.07%     0.99%     0.92%     0.80%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Ratio of net investment income
 to average net assets without fee waivers            6.18%               5.90%     6.49%     5.71%     6.60%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Portfolio turnover rate (1)                          27.76%              33.10%    25.09%    52.82%    79.16%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997 were $6,186,953 and $11,561,879, respectively.


Selected data for a share of beneficial interest                     WESTCORE COLORADO TAX-EXEMPT FUND
outstanding throughout the periods indicated:       -------------------------------------------------------------
                                                       For the                            For the
                                                     Year Ended                         Year Ended
                                                       May 30,                            May 31,
                                                    ------------         ----------------------------------------
                                                       1997                1996      1995      1994      1993
                                                    ------------         --------  --------  --------  ----------
Net asset value - beginning of period                $10.61              $10.70    $10.52    $10.71    $10.25
-----------------------------------------------------------------------------------------------------------------
INCOME FROM INVESTMENT OPERATIONS

Net investment income                                  0.50                0.52      0.52      0.53      0.57

Net realized and unrealized gain (loss) on investments 0.17              (0.10)      0.20    (0.19)      0.46
-----------------------------------------------------------------------------------------------------------------
Total income from investment operations                0.67                0.42      0.72      0.34      1.03
-----------------------------------------------------------------------------------------------------------------

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

Dividends from net investment income                  (0.50)              (0.51)    (0.54)    (0.53)    (0.57)

Distributions from net realized gain on investments    0.00                0.00      0.00      0.00      0.00
-----------------------------------------------------------------------------------------------------------------
Total dividends and distributions to shareholders     (0.50)              (0.51)    (0.54)    (0.53)    (0.57)
-----------------------------------------------------------------------------------------------------------------

Net asset value - end of period                      $10.78              $10.61    $10.70    $10.52    $10.71
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Total return                                           6.46%               3.97%     7.16%     3.22%    10.27%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

RATIOS/SUPPLEMENTAL DATA:

Net assets, end of period (000)                     $21,348             $13,922   $10,792   $10,553    $7,326
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets               0.50%               0.44%     0.42%     0.27%     0.22%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Ratio of net investment income
 to average net assets                                4.73%               4.87%     5.03%     4.98%     5.45%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Ratio of expenses to average
 net assets without fee waivers                       1.21%               1.43%     1.62%     1.59%     1.88%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Ratio of net investment income
 to average net assets
 without fee waivers                                  4.02%               3.88%     3.83%     3.65%     3.79%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Portfolio turnover rate (1)                          30.78%              10.23%     3.15%     9.76%     1.82%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


(1) A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the year ended May 30, 1997 were $5,301,891 and $12,283,792, respectively.

NOTES TO FINANCIAL STATEMENTS     WESTCORE FUNDS ANNUAL REPORT      MAY 30, 1997
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

    Westcore Trust ("the Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended management investment company. Interests in the Westcore MIDCO Growth, Westcore Blue Chip, Westcore Small-Cap Opportunity, Westcore Growth and Income, Westcore Intermediate-Term Bond, Westcore Long-Term Bond and Westcore Colorado Tax-Exempt Funds ("the Funds") are represented by separate classes of beneficial interest of the Trust, which is organized as a Massachusetts business trust. The Funds, for book and tax purposes, have a fiscal year of May 31. From October 11, 1993 to September 30, 1995, Westcore MIDCO Growth, Westcore Small-Cap Opportunity, Westcore Growth and Income and Westcore Intermediate-Term Bond Funds offered Institutional and Retail classes of shares with a front-end load and their own distribution/administrative service plan. On October 1, 1995 the Retail class was merged into the Institutional class at the respective net asset value per share. The distribution/administrative service plan on the Retail class was discontinued. The front-end sales load on all the Funds was also discontinued.

    The following is a summary of significant accounting policies consistently followed by each Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The actual results could differ from those estimates.

    INVESTMENT VALUATION - Securities of the Funds are valued at 4:00 p.m. (Eastern time) on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sales price of the day or, in the absence of sales, at values based on the average closing bid and asked price. Securities for which market quotations are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith. Short-term securities having a remaining maturity of 60 days or less are valued at amortized cost which approximates market value.

    FEDERAL INCOME TAXES - It is the Funds' policy to continue to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. At May 30, 1997 the Westcore Intermediate-Term Bond and Westcore Colorado Tax-Exempt Funds had available for federal income tax purposes unused capital loss carryovers of approximately $1,790,000 and $29,000, respectively, which will expire through 2005.

    During the year ended May 30, 1997 the Westcore MIDCO Growth Fund had a redemption-in-kind in the amount of $8,041,655 based on the fair value of the individual securities within the portfolio. This transaction realized a gain of $2,909,055, which will be recognized as a permanent difference for tax purposes.

    DISTRIBUTIONS - Distributions of net investment income are distributed annually for the Westcore MIDCO Growth Fund, quarterly for the Westcore Blue Chip, Westcore Small-Cap Opportunity and Westcore Growth and Income Funds and monthly for the Westcore Intermediate-Term Bond, Westcore Long-Term Bond and Westcore Colorado Tax-Exempt Funds. Distributions of net realized gains, if any, are declared at least once each year. Distributions to shareholders are recorded on the ex-dividend date.

    ORGANIZATION COSTS - Costs incurred in connection with the organization, initial registration and public offering of shares have been paid by the Funds. These costs are being amortized over the period of benefit, but not to exceed sixty (60) months, from the Funds' commencement of operations.

    ALLOCATION OF INCOME, EXPENSES AND GAINS AND LOSSES -  From October 11,
1993 to September 30, 1995 the Westcore MIDCO Growth, Westcore Small-Cap Opportunity, Westcore Growth and Income and Westcore Intermediate-Term Bond Funds allocated income, expenses (other than the class specific expenses) and gains and losses daily to each class of shares based upon their relative proportion of net assets represented by each class. Operating expenses directly attributable to a specific class were charged against the operations of that class.

    OTHER - Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income, which includes amortization of premiums and accretion of discounts, is accrued and recorded daily. Realized gains and losses from investment transactions and unrealized appreciation and depreciation of investments are reported on an identified cost basis which is the same basis the Funds use for federal income tax purposes.

2. SHARES OF BENEFICIAL INTEREST

    On May 30, 1997, there was an unlimited number of no par value shares of beneficial interest authorized for each fund. Transactions in shares of beneficial interest were as follows:

                                                                                            WESTCORE MIDCO GROWTH FUND
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the Year                For the Year
                                                                                 Ended May 30, 1997          Ended May 31, 1996
                                                                            -------------------------     --------------------------
                                                                             Shares        Amount          Shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
INSTITUTIONAL CLASS:
Shares sold                                                                9,603,541   $198,972,553      7,169,895   $142,973,591
Shares issued in reinvestment of dividends                                 3,872,935     76,722,845        949,284     18,492,060
Shares exchanged from retail class into institutional class                        0              0      1,521,981     30,820,114
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                     13,476,476    275,695,398      9,641,160    192,285,765
Shares redeemed                                                          (13,940,907)  (291,413,092)    (4,438,468)   (91,040,333)
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase                                                     (464,431)  $(15,717,694)     5,202,692   $101,245,432
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

RETAIL CLASS:
Shares sold                                                                        0             $0        101,559     $1,926,763
Shares issued in reinvestment of dividends                                         0              0              0              0
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                              0              0        101,559      1,926,763
Shares redeemed                                                                    0              0        (78,351)    (1,493,666)
Shares exchanged from retail class into institutional class                        0              0     (1,524,993)   (30,820,114)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease                                                                       0             $0     (1,501,785)  $(30,387,017)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                            WESTCORE BLUE CHIP FUND
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the Year                For the Year
                                                                                 Ended May 30, 1997          Ended May 31, 1996
                                                                            -------------------------     --------------------------
Shares sold                                                                         1,224,040                    1,073,492
Shares issued in reinvestment of dividends                                            529,150                      333,778
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                               1,753,190                    1,407,270
Shares redeemed                                                                    (2,013,538)                  (1,059,656)
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in shares                                                    (260,348)                     347,614
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                            WESTCORE SMALL-CAP
                                                                                             OPPORTUNITY FUND
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the Year                For the Year
                                                                                 Ended May 30, 1997          Ended May 31, 1996
                                                                            -------------------------     --------------------------
                                                                             Shares        Amount          Shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
INSTITUTIONAL CLASS:
Shares sold                                                                  678,008    $14,705,255        497,964     $9,077,026
Shares issued in reinvestment of dividends                                    46,681      1,029,681         24,014        444,359
Shares exchanged from retail class into institutional class                        0              0         58,947      1,071,652
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                        724,689     15,734,936        580,925     10,593,037
Shares redeemed                                                             (339,754)    (7,668,918)       (67,659)    (1,258,285)
------------------------------------------------------------------------------------------------------------------------------------
Net increase                                                                 384,935     $8,066,018        513,266     $9,334,752
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

RETAIL CLASS:
Shares sold                                                                        0             $0          2,359        $40,334
Shares issued in reinvestment of dividends                                         0              0             49            886
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                              0              0          2,408         41,220
Shares redeemed                                                                    0              0         (2,064)       (35,334)
Shares exchanged from retail class into institutional class                        0              0        (58,914)    (1,071,652)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease                                                                       0             $0        (58,570)   $(1,065,766)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        WESTCORE GROWTH AND INCOME FUND
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the Year                For the Year
                                                                                 Ended May 30, 1997          Ended May 31, 1996
                                                                            -------------------------     --------------------------
                                                                             Shares        Amount          Shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
INSTITUTIONAL CLASS:
Shares sold                                                                  427,351     $5,355,720        497,475     $5,580,398
Shares issued in reinvestment of dividends                                   181,615      2,141,808        150,670      1,624,668
Shares exchanged from retail into institutional class                              0              0        349,815      3,921,431
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                        608,966      7,497,528        997,960     11,126,497
Shares redeemed                                                           (1,078,894)   (13,587,574)    (1,511,113)   (17,018,539)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease                                                                (469,928)   $(6,090,046)      (513,153)   $(5,892,042)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

RETAIL CLASS:
Shares sold                                                                        0             $0         13,368       $145,165
Shares issued in reinvestment of dividends                                         0              0          1,911         21,221
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                              0              0         15,279        166,386
Shares redeemed                                                                    0              0        (34,087)      (373,642)
Shares exchanged from retail into institutional class                              0              0       (349,504)    (3,921,431)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease                                                                       0             $0       (368,312)   $(4,128,687)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                      WESTCORE INTERMEDIATE-TERM BOND FUND
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the Year                For the Year
                                                                                 Ended May 30, 1997          Ended May 31, 1996
                                                                            -------------------------     --------------------------
                                                                             Shares        Amount          Shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
INSTITUTIONAL CLASS:
Shares sold                                                                1,716,627    $17,545,780      1,832,976    $18,925,545
Shares issued in reinvestment of dividends                                   339,628      3,461,645        401,174      4,126,393
Shares exchanged from retail class into institutional class                        0              0        270,324      2,781,631
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                      2,056,255     21,007,425      2,504,474     25,833,569
Shares redeemed                                                           (4,107,727)   (41,975,506)    (3,786,468)   (39,148,063)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease                                                              (2,051,472)  $(20,968,081)    (1,281,994)  $(13,314,494)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

RETAIL CLASS:
Shares sold                                                                        0             $0         39,293       $404,991
Shares issued in reinvestment of dividends                                         0              0          4,402         45,023
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                              0              0         43,695        450,014
Shares redeemed                                                                    0              0        (23,810)      (245,474)
Shares exchanged from retail class into institutional class                        0              0       (270,061)    (2,781,631)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease                                                                       0             $0       (250,176)   $(2,577,091)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                           WESTCORE LONG-TERM BOND FUND
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  For the Year                   For the Year
                                                                                Ended May 30, 1997            Ended May 31, 1996
                                                                            -------------------------     --------------------------
Shares sold                                                                         385,322                       628,595
Shares issued in reinvestment of dividends                                          179,905                       168,046
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                               565,227                       796,641
Shares redeemed                                                                  (1,094,841)                   (1,570,539)
------------------------------------------------------------------------------------------------------------------------------------
Net decrease in shares                                                             (529,614)                     (773,898)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        WESTCORE COLORADO TAX-EXEMPT FUND
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  For the Year                   For the Year
                                                                                Ended May 30, 1997            Ended May 31, 1996
                                                                            -------------------------     --------------------------
Shares sold                                                                          791,641                       334,258
Shares issued in reinvestment of dividends                                            57,178                        32,305
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                848,819                       366,563
Shares redeemed                                                                     (179,890)                      (63,463)
------------------------------------------------------------------------------------------------------------------------------------
Net increase in shares                                                               668,929                       303,100
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

3. UNREALIZED GAINS AND LOSSES ON INVESTMENTS

                                   Westcore       Westcore       Westcore       Westcore
                                    MIDCO          Blue         Small-Cap      Growth and
                                    Growth         Chip        Opportunity       Income
                                    Fund           Fund           Fund            Fund
                                    ----           ----           ----            ----
As of May 30, 1997
Gross appreciation (excess of
  value over cost)              $188,930,096    $19,914,926     $7,109,356     $6,330,345
Gross depreciation (excess of
  cost over value)               (17,807,069)      (139,165)      (742,394)      (116,314)
---------------------------------------------------------------------------------------------
Net unrealized appreciation     $171,123,027    $19,775,761     $6,366,962     $6,214,031
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------


                                            Westcore       Westcore      Westcore
                                         Intermediate-    Long-Term      Colorado
                                           Term Bond         Bond       Tax-Exempt
                                              Fund           Fund          Fund
                                              ----           ----          ----
As of May 30, 1997
Gross appreciation (excess of
  value over cost)                          $662,862       $869,113       $420,500
Gross depreciation (excess of
  cost over value)                          (473,157)      (319,451)        (7,845)
---------------------------------------------------------------------------------------------
Net unrealized appreciation                 $189,705       $549,662       $412,655
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

4. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER RELATED PARTY TRANSACTIONS

    The Trust has entered into an advisory agreement with Denver Investment Advisors LLC, ("DIA") for all Funds. DIA succeeded First Interstate Capital Management, Inc. ("FICM") as investment advisor to the Westcore Long-Term Bond and the Westcore Colorado Tax-Exempt Funds on October 1, 1995. The advisory agreements have been approved by the Trust's Board of Trustees and shareholders and contain terms and conditions similar to those which were in these Funds' former advisory agreement.

    Pursuant to its advisory agreement with the Trust, DIA is entitled to an investment advisory fee, computed daily and payable monthly of 0.65%, 0.65%, 1.00%, 0.65%, 0.45%, 0.45% and 0.50% of the average net assets for Westcore MIDCO Growth, Westcore Blue Chip, Westcore Small-Cap Opportunity, Westcore Growth and Income, Westcore Intermediate-Term Bond, Westcore Long-Term Bond and Westcore Colorado Tax-Exempt Funds, respectively.

    Wells Fargo Bank, N.A. ("Custodian") is the custodian of the Funds. All custodial fees were waived by the Custodian for the period June 1, 1996 to January 21, 1997. In addition, DIA waived all of its advisory fees from the Westcore Colorado Tax-Exempt Fund. DIA also waived a portion of its advisory fees on the Westcore Blue Chip, Westcore Small-Cap Opportunity, Westcore Growth and Income, Westcore Intermediate-Term Bond and Westcore Long-Term Bond Funds.

    Certain officers of the Funds are also officers of DIA and ALPS Mutual Funds Services, Inc., ("ALPS"). All affiliated and access persons, as defined in the 1940 Act, follow strict guidelines and policies on personal trading as outlined in the Trust's Code of Ethics.

4.  INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER
    RELATED PARTY TRANSACTIONS (CONTINUED)

    Effective October 1, 1995, ALPS and DIA entered into a co-administration agreement to serve as the Funds co-administrators. ALPS and DIA are entitled to receive a fee from each Fund for its administrative services computed daily and paid monthly, at the annual rate of 0.30% of the Funds' average net assets. For the year ended May 30, 1997, ALPS and DIA voluntarily waived a portion of their co-administration fee payable by Westcore Blue Chip, Westcore Small-Cap Opportunity, Westcore Growth and Income, Westcore Intermediate-Term Bond, Westcore Long-Term Bond and Westcore Colorado Tax-Exempt Funds.

    Expenses for the Funds include legal fees paid to Drinker Biddle & Reath LLP. A partner of that firm is secretary of the Trust.

    Shareholders holding more than 5% of the Funds' outstanding shares as of May 30, 1997, constituted 39.25% of Westcore MIDCO Growth, 78.27% of Westcore Blue Chip, 77.33% of Westcore Small-Cap Opportunity, 58.11% of Westcore Growth and Income, 74.99% of Westcore Intermediate-Term Bond, 80.33% of Westcore Long-Term Bond and 61.39% of Westcore Colorado Tax-Exempt Fund.


5. RESTRICTED SECURITIES

The Westcore Growth and Income, Westcore Intermediate-Term Bond and Westcore Long-Term Bond Funds own restricted securities purchased pursuant to Rule 144A of the Securities Act of 1933 (the Act). Rule 144A securities amount to 1.19%, 4.52% and 3.39% of the Westcore Growth and Income, Westcore Intermediate-Term Bond and Westcore Long-Term Bond Funds' Net Assets, respectively, at May 30, 1997 and are listed below.


                                          Acquisition             Cost      Valuation per Unit as   Fair Value as
            Security                          Date              per Unit       of May 30, 1997     of May 30, 1997
            --------                          ----              --------       ---------------     ---------------
WESTCORE GROWTH AND INCOME FUND

CUC International Inc, 3.00%, 02/15/02       02/07/97            $100.00            $99.00              $247,500
                                                                                                     ------------
Total                                                                                                   $247,500
                                                                                                     ------------
                                                                                                     ------------

WESTCORE INTERMEDIATE-TERM BOND FUND

Bayer Corp, 6.50%, 10/01/02                  09/26/95             $99.46           $98.444            $1,181,328

Corporate Property Investors,
7.75%, 08/15/04                              06/20/96           $100.104          $102.806              $616,834

Jet Equipment Trust Series 95-B,
   7.83%, 02/15/15                           07/01/95            $100.00          $102.322            $1,059,922
                                                                                                     ------------
Total                                                                                                 $2,858,084
                                                                                                     ------------
                                                                                                     ------------

WESTCORE LONG-TERM BOND FUND

Bayer Corp, 6.50%, 10/01/02                  09/26/95             $99.46           $98.444              $339,632

Jet Equipment Trust Series 95-B,
    7.83%, 02/15/15                          07/01/95            $100.00          $102.322              $343,492
                                                                                                     ------------
Total                                                                                                   $683,124
                                                                                                     ------------
                                                                                                     ------------

6. SHAREHOLDER TAX INFORMATION (UNAUDITED)

    Certain tax information regarding the Westcore Trust is required to be provided to shareholders based upon each Fund's income and distribution for the taxable year ended May 30, 1997. The information and distributions reported herein may differ from information and distributions taxable to the shareholders for the calendar year ended December 31, 1996.

    During the fiscal year ended May 30, 1997, 100% of the dividends paid by the Westcore Colorado Tax-Exempt Fund from net investment income should be treated as tax-exempt dividends and 100% of the dividends paid by the Westcore Blue Chip, Westcore Small-Cap Opportunity and Westcore Growth and Income Funds from net investment income qualify for the corporate dividends received deduction.

    During the fiscal year ended May 30, 1997, the Westcore Funds paid the following distributions:

                                                Ordinary              Capital             Total
                                           Income Dividends    Gains Distributions    Distributions
                                           ----------------    -------------------    -------------

Westcore MIDCO Growth Fund                       $0.00                 $3.02              $3.02

Westcore Blue Chip Fund                            .22                  2.88               3.10

Westcore Small-Cap Opportunity Fund                .02                   .86                .88

Westcore Growth and Income Fund                    .11                  1.44               1.55


[Logo]                    ------------------------------------------------------
                          Suite 3600                   Telephone: (303) 292-5400
                          555 Seventeenth Street       Facsimile: (303) 312-4000
                          Denver, Colorado 80202-3942


To the Board of Trustees and Shareholders,
Westcore Trust:

    We have audited the accompanying statements of assets and liabilities, including the statements of investments, of the Westcore MIDCO Growth Fund, Westcore Blue Chip Fund, Westcore Small-Cap Opportunity Fund, Westcore Growth and Income Fund, Westcore Intermediate-Term Bond Fund, Westcore Long-Term Bond Fund and Westcore Colorado Tax-Exempt Fund as of May 30, 1997, the related statements of operations for the year then ended and the statements of changes in net assets and financial highlights for each of the periods indicated. These financial statements and financial highlights are the responsibility of the Trust's Management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at May 30, 1997, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Westcore MIDCO Growth Fund, Westcore Blue Chip Fund, Westcore Small-Cap Opportunity Fund, Westcore Growth and Income Fund, Westcore Intermediate-Term Bond Fund, Westcore Long-Term Bond Fund and Westcore Colorado Tax-Exempt Fund of the Westcore Trust as of May 30, 1997, and the results of their operations, the changes in their net assets and financial highlights for each of the periods indicated in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Denver, Colorado
June 27, 1997

                           PART C - OTHER INFORMATION


Item 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements:

          (1) Financial Highlights for the Colorado Tax-Exempt Fund, Intermediate-Term Bond Fund, Long-Term Bond Fund, Blue Chip Fund, Growth and Income Fund, MIDCO Growth Fund and Small-Cap Opportunity Fund are included in Part A.

          (2) Registrant's audited Annual Reports to Shareholders for the fiscal year ended May 30, 1997 for the Colorado Tax-Exempt Fund, Intermediate-Term Bond Fund, Long-Term Bond Fund, Blue Chip Fund, Growth and Income Fund, MIDCO Growth Fund and Small-Cap Opportunity Fund are included in Part B.


     (b)  Exhibits

          (1) (a) Amended and Restated Declaration of Trust of the Registrant dated November 19, 1987 is incorporated herein by reference to Exhibit (1) to Post-Effective Amendment No. 21 to Registrant's Registration Statement.

               (b) Amendment to Amended and Restated Declaration of Trust of the Registrant dated July 16, 1990 is incorporated herein by reference to Exhibit (1)(b) to Post-Effective Amendment No. 23 to Registrant's Registration Statement ("Post-Effective Amendment No. 23").

          (2) (a) Registrant's Amended and Restated Code of Regulations is incorporated by reference to Exhibit 2(a) to Post-Effective Amendment No. 45.

          (3)  None.

          (4) (a) Specimen copy of share certificate for Class A Shares is incorporated herein by reference to Exhibit No. 4 to Post-Effective Amendment No. 7.

               (b) Specimen copy of form of share certificate is incorporated herein by reference to Exhibit No. 4(b) to Post-Effective Amendment No. 34 to Registrant's Registration Statement.

          (5) (a) Amended and Restated Advisory Agreement dated October 1, 1995 between Registrant and Denver Investment Advisors LLC relating to Registrant's Cash Reserve Fund (which has not yet commenced operations), Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to Exhibit 5(b) to Post-Effective Amendment No. 44.

          (6) (a) Amended and Restated Distribution Agreement dated as of October 1, 1997 between Registrant and ALPS Securities, Inc. relating to Registrant's MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund), Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, and Long-Term Bond Fund is filed herewith.

               (b) Form of Broker/Dealer Selling Agreement is incorporated herein by reference to Exhibit No. 6(c) to Post-Effective Amendment No. 14.

               (c) Form of Bank Agreement is incorporated herein by reference to Exhibit No. 6(d) to Post-Effective Amendment No. 14.

          (7)  None.

          (8) (a) Custody Agreement dated January 22, 1997 between Registrant and Wells Fargo Bank, N.A. relating to Registrant's MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund), Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, Colorado Tax-Exempt Fund and Small-Cap Opportunity Fund is filed herewith.

               (b) Consent to Assignment of Custody Agreement between BNY Western Trust Company and Westcore Trust dated as of August 13, 1997 is filed herewith.

          (9) (a) Administration Agreement dated as of October 1, 1995 between Registrant, Denver Investment Advisors LLC, and ALPS Mutual Funds Services, Inc. relating to Registrant's Cash Reserve Fund, Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to Exhibit 9(a) of Post-Effective Amendment No. 45.

               (b) Amended and Restated Transfer Agency and Service Agreement dated January 4, 1993 as amended from the Transfer Agency and Service Agreement dated June 1, 1992 between Registrant and State Street Bank and Trust Company relating to Registrant's Blue Chip Fund (formerly the Modern Value Equity Fund), Growth and Income Fund (formerly the Equity Income Fund), MIDCO Growth Fund, Intermediate-Term Bond Fund, Long-Term Bond Fund and Colorado Tax-Exempt Fund is incorporated herein by reference to Exhibit 9(f) to Post-Effective Amendment No. 36.

                   (i) Amendment No. 1 dated as of December 28, 1993 relating to Registrant's Small-Cap Opportunity Fund is incorporated herein by reference to Exhibit 9(c)(i) to Post-Effective Amendment No. 38.

                   (ii) Amendment No. 2 dated as of November 1, 1994 is incorporated herein by reference to Exhibit 9(c) (ii) to Post-Effective Amendment No. 44.

               (c) Amended and Restated Bookkeeping and Pricing Agreement dated January 7, 1993 as amended from the Bookkeeping and Pricing Agreement dated June 1, 1992 between Registrant and ALPS Securities, Inc. relating to Registrant's Colorado Tax-Exempt Fund, Intermediate-Term Bond Fund, Long-Term Bond Fund, Blue Chip Fund (formerly the Modern Value Equity
                    Fund), Growth and Income Fund (formerly the Equity Income
                    Fund), MIDCO Growth Fund and Small-Cap Opportunity Fund is incorporated herein by reference to Exhibit 9(g) to Post-Effective Amendment No. 36.

               (d) Indemnification Agreement dated July 17, 1995 between Registrant and First Interstate Bancorp is incorporated herein by reference to Exhibit 9(h) to Post-Effective Amendment No. 44.

               (e) (i) Operating Agreement dated as of November 27, 1995 between Charles Schwab & Co., Inc. and Westcore Trust relating to the Cash Reserve Fund, Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to Exhibit 9(e) to Post-Effective Amendment No. 45.

                   (ii) Institutional Services Agreement dated as of November 27, 1995 between Charles Schwab & Co. and Westcore Trust relating to the Cash Reserve Fund, Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to
                         Exhibit 9(e) to Post-Effective Amendment No. 45.

                   (iii) Retail Services Agreement dated as of March 26, 1996 among Westcore Trust, Denver Investment Advisors LLC and Charles Schwab & Co., Inc. relating to the Cash Reserve Fund, Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to Exhibit 9(e) to Post-Effective Amendment No. 45.

                   (iv) Side Letter dated as of March 5, 1996 among ALPS Mutual Fund Services, Inc., Denver Investment Advisors LLC, State Street Bank & Trust Company and Westcore Trust relating to the Cash Reserve Fund, Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to Exhibit 9(e) to Post-Effective Amendment No. 45.

                   (v) Retirement Plan Order Processing Amendment dated as of February 15, 1996 to the Operating Agreement among Charles Schwab & Co., Inc., the Charles Schwab Company and Westcore Trust relating to the Cash Reserve Fund, Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to Exhibit 9(e) to Post-Effective Amendment No. 45.

                   (vi) Confidentiality Agreement dated as of March 26, 1996 between Charles Schwab & Co., Inc. and Denver Investment Advisors LLC relating to the Cash Reserve Fund, Colorado Tax-Exempt Fund, Growth and Income Fund (formerly the Equity Income Fund), Intermediate-Term Bond Fund, Long-Term Bond Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund) and Small-Cap Opportunity Fund is incorporated by reference to Exhibit 9(e) to Post-Effective Amendment No. 45.

                   (vii) Transaction Charges Amendment to Services Agreement
                         dated as of July 1, 1997 is filed herewith.

               (f)    (i)     DST FAN WEB Services Agreement dated as of August
                              1, 1997 among DST Systems, Inc., Westcore Trust and Denver Investment Advisors LLC is filed herewith.

                     (ii) Indemnification Agreement dated as of August 1, 1997 between Denver Investment Advisors LLC and Westcore Trust is filed herewith.

               (g) Shareholder Service Agreement dated as of July 1, 1996 between Wells Fargo Bank, N.A. and Westcore Trust is filed herewith.

               (h) Agency Trading Agreement dated as of May 19, 1997 among Bank of Oklahoma, N.A., its affiliate Alliance Trust Company, N.A. and Westcore Trust is filed herewith.

               (i) Shareholder Service Agreement dated as of November 22, 1996 among First Trust Corporation, Denver Investment Advisors LLC and Westcore Trust is filed herewith.

          (10) (a) Opinion and consent of counsel with respect to Registrant's 24f-2 Notice was filed with the Securities and Exchange Commission on July 29, 1997.

               (b) Opinion and consent of counsel with respect to Registrant's registration of Shares pursuant to Rule 24e-2 is filed herewith.

          (11) (a)  Consent of Drinker Biddle & Reath LLP.

               (b)  Consent of Deloitte & Touche LLP.

          (12)      None.

          (13)      None.

          (14) (a) Prototype Westcore IRA Application, Custodial Account Statement and Disclosure Statement is filed herewith.

               (b) Prototype Trust Consultants Inc. 401k Plan and Engagement Letter is incorporated herein by reference to Exhibit 14(b) to Post-Effective Amendment No. 45.

          (15)      None.

          (16) Schedule for Computation of Performance Quotations for Small-Cap Opportunity Fund is incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 40. Schedule for Computation of Performance Quotations for Colorado Tax-Exempt Fund is incorporated herein by reference to Exhibit (16) to Post-Effective Amendment No. 29.
                    Schedule for Computation of Performance Quotations for remaining portfolios incorporated herein by reference to Exhibit (16) to Post-Effective Amendment No. 23.

          (17)      Financial Data Schedules as of May 31, 1997.

          (18)      None.

          (19) Powers of Attorney are filed herewith under Rule 483(b) under the Securities Act of 1933.

Item 25.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

          Registrant is controlled by its Board of Trustees. Certain of Registrant's trustees serve on the board of directors/trustees of certain other registered investment companies. (See "Management of the Fund - Directors and Officers" in Part B hereof).

Item 26.  NUMBER OF HOLDERS OF SECURITIES

          As of September 8, 1997:
                                        Number of
          Title of Class                Record Holders
          --------------                --------------
          Class B Shares
          (MIDCO Growth Fund)                    7206

          Class G Shares
          (Long-Term Bond Fund)                  204

          Class H Shares
          (Intermediate-Term Bond Fund)          433

          Class I Shares
          (Blue Chip Fund)                       504

          Class J Shares
          (Growth and Income Fund)               916

          Class S Shares
          (Colorado Tax-Exempt Fund)             142

          Class X
          (Small-Cap Opportunity Fund)           970


Item 27.  INDEMNIFICATION

     The trustees are indemnified by First Interstate Bancorp ("FIB"), generally against damages arising out of (i) claims by any person that implementation of the Agreement and Plan of Reorganization between Pacifica Funds Trust ("Pacifica") and Westcore Trust (the "Plan") constitutes breach or violation of certain agreements with ALPS Mutual Funds Services, Inc.; and (ii) certain untrue or alleged untrue statements of material facts or omissions or alleged omissions of material facts in information furnished by or on behalf of FIB, intended for use in certain proxy materials or amendments or supplements to the Registrant's registration statement relating to the Plan.

     Under the Plan, Pacifica has agreed to assume certain liabilities of the Registrant, including certain obligations of the Registrant to indemnify the Registrant's Trustees acting in their capacity as such with respect to any claim alleging any breach of fiduciary duty with respect to transactions contemplated by the Plan or otherwise to the fullest extent permitted by law and the Registrant's Declaration of Trust as in effect on the date of such Plan.

     The trustees are indemnified by Denver Investment Advisors LLC generally against damages arising out of or resulting from use of the Internet financial access network ("FAN") made available by DST Systems, Inc. The FAN is a computer and software system which provides an interface between the Internet and public data network service providers and the Registrant's transfer agent for the purposes of communication shareholder data and information and/or transaction requests.

          Indemnification of Registrant's trustees, officers and controlling persons against any and all claims, demands, liabilities and expenses arising from dissemination of untrue material fact or omission of such material fact by ALPS is provided for in Section 1.10 of the Amended and Restated Distribution Agreement filed herewith as Exhibit 6(a).

          Indemnification of Registrant's trustees, officers, employees, agents and controlling persons against any and all losses, claims, damages, liabilities and expenses arising out of negligence or willful misconduct by Wells Fargo Bank N.A. ("Wells"), violation by Wells of applicable law, breach by Wells of material provisions of the Agreement, and breach by Wells of a representation, warranty or covenant in the Agreement is provided for in Section 15(a) of the Shareholder Service Agreement included in Exhibit 9(g).

          Indemnification of Registrant's trustees, officers, employees, agents and certain affiliates against any loss, cost, damage, expense and liability arising from any actual negligent act, omission, intentional misconduct, material breach of agreement, failure to timely and properly transmit orders and instructions and cancellation or correction of orders by Bank of Oklahoma ("BOK"), or discrepancies in balances maintained by BOK is provided for in
Section 12(a) of the Agency Trading Agreement included in Exhibit 9(h).

     Indemnification of Registrant's principal underwriter against certain losses is provided for in Section 1.9 of the Distribution Agreement incorporated herein by reference as Exhibits 6(a). Indemnification of Registrant's Bookkeeping and Pricing Agent against certain losses is provided for in Section 6 of the Amended and Restated Bookkeeping and Pricing Agreement incorporated herein by reference as Exhibit 9(c). Registrant has obtained from a major insurance carrier a trustees' and officers' liability policy covering certain types of errors and omissions. Registrant will not pay an insurance premium for insurance coverage which indemnifies for any act for which Registrant itself cannot indemnify. In addition, Section 9.3 of the Registrant's Amended and Restated Declaration of Trust dated November 19, 1987, incorporated herein by reference as Exhibit 1, provides as follows:

     9.3 INDEMNIFICATION OF TRUSTEES, REPRESENTATIVES AND EMPLOYEES. The Trust shall indemnify each of its Trustees against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while as a Trustee or thereafter, by reason of his being or having been such a Trustee EXCEPT with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties, PROVIDED that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of bad faith had been adjudicated, it would in the opinion of such counsel have been adjudicated in favor of such person. The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled, PROVIDED that no person may satisfy any right of indemnity or reimbursement hereunder except out of the property of the Trust. The Trustees may make advance payments in connection with the indemnification under this Section 9.3, PROVIDED that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification.

          The Trustees shall indemnify representatives and employees of the Trust to the same extent that Trustees are entitled to indemnification pursuant to this Section 9.2.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          Section 9.6 of the Registrant's Amended and Restated Declaration of Trust dated November 19, 1987, incorporated herein by reference as Exhibit 1, also provides for the indemnification of shareholders of the Registrant.
Section 9.6 states as follows:

          9.6 INDEMNIFICATION OF SHAREHOLDERS. In case any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his being or having been an [sic] Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the classes of Shares owned by such Shareholder to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust shall, upon request by the Shareholder, assume the defense of any claim made against any Shareholder for any act or obligations of the Trust and satisfy any judgment thereon from such assets.

Item 28.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

          To Registrant's knowledge, none of the directors or senior executive officers of Denver Investment Advisors LLC, except those set forth below, is, or has been at any time during Registrant's past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature. Set forth below are the names and principal businesses of the directors and certain of the senior executive officers of Denver Investment Advisors LLC who are or have been engaged in any other business, profession, vocation or employment of a substantial nature during the past two years.

                         DENVER INVESTMENT ADVISORS LLC


                                     Position
                                     with                             Other
                                     Denver Investment                Business                               Type of
Name                                 Advisors LLC                     Connections                            Business
----                                 -----------------                -----------                            --------
Jeff Adams                           Manager/Vice President           None                                   N/A

Todger Anderson                      Executive Manager/President      President of Blue Chip Value Fund,     Investment Company,
                                                                      Inc., Tokyo Inc.                       Restaurant

Terri Baldwin                        Vice President                   None                                   N/A

Leo Beserra                          Vice President                   None                                   N/A

Glen Cahill                          Vice President                   None                                   N/A

Will Chester                         Vice President                   None                                   N/A

John Cormey                          Vice President                   Vice President of Blue Chip Value      Investment Company
                                                                      Fund, Inc.

Mary Ellen Cox                       Vice President                   None                                   N/A

Kathleen Duggan                      Vice President                   None                                   N/A

Janet Gardiner                       Vice President                   None                                   N/A

Les Garrison                         Vice President                   None                                   N/A

Caleb F. Gates, Jr.                  Vice President                   None                                   N/A

Dean Graves                          Vice President                   None                                   N/A

Grafton Jhung                        Vice President                   None                                   N/A

Doug Kidd                            Vice President                   None                                   N/A

Dennis Larkin                        Manager/Vice President           None                                   N/A

Robert O. Lindig                     Vice President                   Director of Hamilton Manufacturing     Manufacturing
                                                                      Corp.                                  Company

Alex Lock                            Vice President                   None                                   N/A

Larry Luchini                        Manager/Vice President           None                                   N/A

JoAnn Nearents                       Vice President                   None                                   N/A

Kenneth V. Penland                   Executive Manager/Chairman       Chairman of the Board of Blue Chip     Investment Company
                                                                      Value Fund, Inc.

Charlotte Petersen                   Vice President                   None                                   N/A

Jerome Powers                        Vice President                   None                                   N/A



                                     Position
                                     with                             Other
                                     Denver Investment                Business                               Type of
Name                                 Advisors LLC                     Connections                            Business
----                                 -----------------                -----------                            --------
Gerald Peterson                      Vice President                   None                                   N/A

Jerome Powers                        Vice President                   None                                   N/A

Varilyn Schock                       Vice President                   Vice President of Blue Chip Value      Investment Company
                                                                      Fund, Inc.

Mil Schulhof                         Vice President                   None                                   N/A

Tom Stevens                          Vice President                   None                                   N/A

Dave Stueber                         Vice President/Manager           None                                   N/A



Item 29.  PRINCIPAL UNDERWRITER

     (a) ALPS Mutual Funds Services, Inc. acts as the distributor for the Registrant and the following investment companies: Financial Investors Trust, Stonebridge Growth Fund, Inc., Stonebridge Aggressive Growth Fund, Inc. and First Funds.

     (b) To the best of Registrant's knowledge, the directors and executive officers of ALPS Mutual Funds Services, Inc., are as follows:


                              Positions and                 Positions and
Name and Principal            Offices with                  Offices with
Business Address              ALPS                          Registrant
------------------            -------------                 -------------

W. Robert Alexander           Chairman                      None
                              and CEO

Arthur J. L. Lucey            Secretary,                    None
                              President and Director

James V. Hyatt                General Counsel               None

Thomas A. Carter              Chief Financial Officer       None

Edmund Burke                  Senior Vice President         None

William Paston                Vice President                None

Chris Woessner                Director                      None

Rick Pederson                 Director                      None

          The principal business address for each of the above directors and executive officers is 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202.

     (c)  None.


Item 30.  LOCATION OF ACCOUNTS AND RECORDS

     (1) Denver Investment Advisors LLC, 1225 17th Street, 26th Floor, Denver, Colorado 80202 (records relating to its function as investment adviser for Registrant's Colorado Tax-Exempt Fund, MIDCO Growth Fund, Blue Chip Fund (formerly the Modern Value Equity Fund), Long-Term Bond Fund, Small-Cap Opportunity Fund, Growth and Income Fund (formerly the Equity Income Fund) and Intermediate-Term Bond Fund).

     (2) ALPS Mutual Funds Services, Inc., 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202 (records relating to its functions as distributor, administrator and bookkeeping and pricing agent for each of Registrant's investment portfolios).

     (3) State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110 (records relating to its functions as transfer agent for each of the Registrant's investment portfolios).

     (4) Drinker Biddle & Reath LLP, Philadelphia National Bank Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107-3496 (Registrant's Declaration of Trust, Code of Regulations and Minute Books).

Item 31.  MANAGEMENT SERVICES

          None.

Item 32.  UNDERTAKINGS

          The Registrant undertakes to furnish to each person to whom a prospectus is delivered, a copy of the Registrant's latest annual report to shareholders upon request and without charge.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, and State of Colorado, on the 26th day of September, 1997.


                              WESTCORE TRUST
                              Registrant


                              By:  /s/ Kenneth V. Penland
                                   ----------------------
                                   Kenneth V. Penland
                                   President

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registrant's Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                     Title                               Date

*/s/ Jack D. Henderson
----------------------
Jack D. Henderson             Chairman of the
                              Board of Trustees              September 26, 1997

*/s/ McNeil S. Fiske
----------------------
McNeil S. Fiske               Trustee                        September 26, 1997

*/s/ James B. O'Boyle
----------------------
James B. O'Boyle              Trustee                        September 26, 1997

*/s/ Robert L. Stamp
----------------------
Robert L. Stamp               Trustee                        September 26, 1997

*/s/ Lyman Seely
----------------------
Lyman Seely                   Trustee                        September 26, 1997

*/s/ Kenneth V. Penland       President (Principal
----------------------        Executive Officer)             September 26, 1997
Kenneth V. Penland

*/s/ Jasper Frontz            Treasurer (Principal           September 26, 1997
----------------------        Financial Officer
Jasper Frontz                 and Chief Accounting
                              Officer)


*By: /s/ Kenneth V. Penland
     ----------------------
     Kenneth V. Penland
     Attorney-in-fact

                                  EXHIBIT INDEX


Exhibit Number                        Item
--------------                        ----

   (6)(a)           Amended and Restated Distribution Agreement dated as of
                    October 1, 1997.

   (8)(a)           Custody Agreement dated January 22, 1997.

   (8)(b) Consent of Assignment of Custody Agreement dated as of August 13, 1997.

   (9)(e)(vii) Transaction Charges Amendment to Services Agreement dated as of July 1, 1997.

   (9)(f)(i)        DST FAN WEB Services Agreement dated as of August 1, 1997.

   (9)(f)(ii)       Indemnification Agreement dated as of August 1, 1997.

   (9)(g)           Shareholder Service Agreement dated as of July 1, 1996.

   (9)(h)           Agency Trading Agreement dated as of May 19, 1997.

   (9)(i)           Shareholder Service Agreement dated as of November 22, 1996.

   (10)(b)          Opinion and consent of counsel.

   (11)(a)          Consent of Drinker Biddle & Reath LLP.

   (11)(b)          Consent of Deloitte & Touche LLP.

   (14)(a) Prototype Westcore IRA Application, Custodial Account Statement and Disclosure Statement.

   (17)             Financial Data Schedules.

   (19)             Powers of Attorney.